As filed with the Securities and Exchange Commission on September 24, 2010.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

BIOLINERX LTD.

(Exact Name of Registrant as Specified in its Charter)

State of Israel	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

BioLineRx Ltd.
P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
(972) (2) 548-9100

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Nir Gamliel
BioLineRx USA, Inc.
15400 Calhoun Drive, Suite 125
Rockville, Maryland 20855
(240) 864-0920

(Name, Address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all correspondence to:

Anna T. Pinedo, Esq. James R. Tanenbaum, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104 Tel: (212) 468-8000	Barry Levenfeld, Adv. Yigal Arnon & Co. 22 Rivlin Street Jerusalem 94240, Israel Tel: (972) (2) 623-9220	Michael D. Maline, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 Tel: (212) 813-8966	David S. Glatt, Adv. Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel Tel: (972) (3) 610-3100

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE(1)

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price	Amount of registration fee
Ordinary Shares, par value NIS 0.01 per share	U.S.$	U.S.$	U.S.$40,250,000	U.S.$ 2,870

(1)	Unless otherwise indicated, all share amounts and prices assume the consummation of a reverse stock split, at a ratio of : to be effected prior to the effectiveness of the registration statement of which this prospectus is a part.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED September 24, 2010

Ordinary Shares

We are offering       of our ordinary shares. This is our initial public offering in the United States, and no public market currently exists in the United States for our ordinary shares. All of the       ordinary shares to be sold in the offering are being sold by us. We have applied to have our ordinary shares listed on The NASDAQ Global Market under the symbol “BLRX.” We anticipate that the initial offering price for our ordinary shares will be between $       and $       per share.

Our ordinary shares currently trade on the Tel Aviv Stock Exchange under the symbol “BLRX.” On September 21, 2010, the last reported sale price of our ordinary shares was NIS 3.46, or $0.93 per share (based on the exchange rate reported by the Bank of Israel on such date).

Investing in our ordinary shares involves a high degree of risk.
See “Risk Factors” beginning on page 10.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, to Us	$	$

Neither the U.S. Securities and Exchange Commission, the Israel Securities Authority nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters a 30-day option to purchase up to an additional       ordinary shares to cover over-allotments, if any, at the public offering price per share, less underwriting discounts and commissions.

The underwriters expect to deliver the ordinary shares against payment in New York, New York on or about         , 2010.

JMP Securities

Oppenheimer & Co.

The date of this prospectus is , 2010

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on our behalf. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, offering to sell or solicit any security other than the ordinary shares offered by this prospectus. In addition, we are not offering, and the underwriters are not offering, to sell or solicit any securities to or from any person in any jurisdiction where it is unlawful to make this offer to or solicit an offer from a person in that jurisdiction. The information contained in this prospectus is accurate as of the date on the front of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date.

We have obtained the statistical data, market data and other industry data and forecasts used throughout this prospectus from publicly available information and from reports we commissioned. We have not sought the consent of the sources to refer to the publicly available reports mentioned in this prospectus.

BIOLINERX LTD.

Unless the context otherwise requires, all references to “BioLineRx,” “we,” “us,” “our,” the “Company,” the “Group” and similar designations refer to BioLineRx Ltd. and its wholly-owned subsidiaries: BioLine Innovations Jerusalem Ltd., or BIJ Ltd.; BioLine Innovations Jerusalem Limited Partnership, or BIJ L.P.; and BioLineRx USA, Inc., or BioLineRx USA.

Through and including         , 2010 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

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SUMMARY

This summary highlights selected information contained elsewhere in this prospectus that we consider important. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this summary together with the entire prospectus, including the risks related to our most advanced therapeutic candidates, BL-1020, BL-1040 and BL-5010, our business, our industry, investing in our ordinary shares and our location in Israel, that we describe under “Risk Factors” and our consolidated financial statements and the related notes included at the end of this prospectus before making an investment in our ordinary shares.

Our Business

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or that address unmet medical needs. Our current development pipeline consists of three clinical stage therapeutic candidates: BL-1020, a new chemical entity, or NCE, that we believe may be the first antipsychotic therapeutic to improve cognitive function in schizophrenia patients; BL-1040, a novel polymer solution for use in the prevention of cardiac remodeling following an acute myocardial infarction, or AMI, and BL-5010, a novel formulation for the non-surgical removal of skin lesions. In addition, we have seven therapeutic candidates in the preclinical stages of development, including a compound for the treatment of neuropathic pain that we expect will enter clinical trials in the fourth quarter of 2010. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. None of our therapeutic candidates has been approved for marketing and, to date, there have been no commercial sales of any of our therapeutic candidates. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently.

Our Product Pipeline

The table below summarizes our current pipeline of therapeutic candidates, as well as the target indication and status of each candidate.

BL-1020

Our most advanced therapeutic candidate, BL-1020, is in development for schizophrenia, a chronic, severe and disabling brain disorder that affects approximately 1% of the U.S. adult population as reported by the National Institute of Mental Health. Schizophrenia patients are typically treated with one of several commercially available antipsychotics, all of which are associated with side effects that reduce patient compliance and do not address the deterioration of cognitive function that affects the daily lives of schizophrenia patients. Despite these drawbacks, the three most commonly used antipsychotics, Risperdal, Zyprexa and Seroquel, reached aggregate sales of approximately $7.1 billion in the United States in 2009, based on the annual reports filed with the U.S. Securities and Exchange Commission, or SEC, by each of Johnson & Johnson, Eli Lilly and Company and AstraZeneca Pharmaceuticals LP, the companies that market those drugs.

BL-1020 is a new chemical entity that effectively reduces psychotic symptoms which we believe may also improve cognition. BL-1020 targets the imbalance of two key neurotransmitters implicated in schizophrenia, dopamine and gamma aminobutyric acid, or GABA. We believe that the reduction in psychotic symptoms is attributable to BL-1020’s dopamine antagonism. BL-1020’s GABAergic activity may improve cognition.

In September 2009, we announced positive topline results from our phase 2b EAGLE (Effective Anti-psychosis via GABA Level Enhancement) study, which assessed the efficacy, safety and tolerability of BL-1020 compared to placebo. Before a New Drug Application, or an NDA, can be filed with respect to BL-1020, a phase 3 clinical trial must be performed to confirm its effectiveness, monitor for potential side effects, compare it to commonly used treatments, and collect information that will allow it to be used safely. There can be no assurance that that the results of a phase 3 clinical trial will confirm the positive results obtained in the phase 2b study. In addition, the U.S. Food and Drug Administration, or the FDA, might not find BL-1020 effective or safe enough to be approved for commercial sale.

In June 2010, we entered into an exclusive, royalty-bearing out-licensing arrangement with Cypress Bioscience, Inc., or Cypress Bioscience, for BL-1020, covering the United States, Canada and Mexico. Under the arrangement, Cypress Bioscience is obligated to use commercially reasonable efforts to develop, obtain regulatory approval for, and commercialize, BL-1020 for the prevention, diagnosis and treatment of all human diseases in the United States, Canada and Mexico. We have retained the rights to BL-1020 for the rest of the world. In addition, under the agreement, Cypress Bioscience has licensed to us the right to use any and all regulatory data generated by Cypress Bioscience in connection with its pursuit of regulatory approval for BL-1020 in Cypress Bioscience’s territory, as described in the agreement, for use by us outside of Cypress Bioscience’s territory, subject to our future reimbursement of certain pre-commercialization expenses incurred by Cypress Bioscience in generating such data. We received an upfront fee of $30.0 million from Cypress Bioscience upon our receipt of consent from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, to the agreement in August 2010, and we are entitled to receive up to an additional $250.0 million in connection with the achievement of certain performance-based milestones and an additional up to $85.0 million upon the achievement of certain sales-based milestones. Cypress Bioscience may pay a portion of the first performance-based milestone payment by purchasing our ordinary shares, in its sole discretion. Upon execution of the licensing agreement, Cypress Bioscience deposited $30.0 million in an escrow account pending approval of the agreement by the OCS. We are also entitled to royalties, ranging from 12% to 18%, on annual net sales of BL-1020 in Cypress Bioscience’s territory under the agreement for the applicable royalty term. We are obligated to pay to Bar Ilan Research and Development Company Ltd., or Bar Ilan Research and Development, and Ramot at Tel Aviv University Ltd., or Ramot, collectively, a payment equal to 22.5% of the net consideration we receive from Cypress Bioscience in connection with our in-licensing of BL-1020. In August 2010, we paid Bar Ilan Research and Development and Ramot $6.75 million, in the aggregate, from the $30.0 million upfront fee. We also paid the OCS $3.0 million as partial repayment of grants previously received for the BL-1020 development program.

BL-1040

Our second lead therapeutic candidate, BL-1040, is a novel resorbable polymer solution for use in the prevention of cardiac remodeling that may occur in patients who suffered an AMI. AMIs result from an occlusion in the coronary artery and affect the left ventricle of the heart, or the LV. Patients with severe injury to the LV may be at risk for cardiac remodeling that may lead to congestive heart failure. Cardiac remodeling refers to the changes in size, shape, and function of the heart following injury to the ventricles (typically from an AMI) that results in increased pressure or volume overload on the heart. Following an AMI, there is myocardial necrosis (cell death) and disproportionate thinning of the heart. This thin, weakened area is unable to withstand the pressure and volume load on the heart. As a result there is dilatation of the chamber arising from the infarct region. The initial remodeling phase after a myocardial infarction results in repair of the necrotic area and myocardial scarring that may, to some extent, be considered beneficial since there is an improvement in or maintenance of LV function and cardiac output. Over time, however, as cardiac remodeling progresses, the heart becomes less elliptical and more spherical. Ventricular mass and volume increase, which together adversely affect cardiac function. Eventually, diastolic function may become impaired, further causing decline. Based on our review of data regarding the incidence of myocardial infarctions in the United States, we believe that approximately 400,000 people in the United States were at risk of significant cardiac remodeling following an AMI in 2009. Preventing cardiac remodeling following an AMI may prevent transition to congestive heart failure and/or improve patient survival over the long-term.

Following an AMI, BL-1040 is administered via intracoronary injection during standard vessel reopening procedures, such as balloon catheterization and stenting. Upon contact with damaged cardiac tissue, the liquid BL-1040 transitions into a gel within the infarcted cardiac tissue and forms a “scaffold” that supports, retains the shape of, and enhances the mechanical strength of the heart muscle during the recovery and repair phases that follow an AMI. Based on data from our pilot phase 1/2 study and preclinical testing, we believe treatment with BL-1040 preserves the normal functioning of the heart.

In July 2009, we entered into an exclusive, worldwide out-licensing arrangement with a wholly-owned subsidiary of Ikaria Holdings, Inc., or Ikaria, with regard to BL-1040. Under the arrangement, Ikaria is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. We received $7.0 million from Ikaria in September 2009. On February 24, 2010, we received the final assessment of the Independent Safety Monitoring Board, or ISMB, relating to the pilot phase 1/2 study of BL-1040, which was designed to assess the safety and feasibility of BL-1040. The ISMB’s conclusions, relating to the 27 patients who participated in the study and completed a six-month follow-up period, indicated that the treatment is safe and that it would be appropriate to continue clinical development of the device. The conclusions of the ISMB constituted the successful fulfillment of a milestone under our out-licensing agreement with Ikaria, and, accordingly, Ikaria made a milestone payment of $10.0 million to us in April 2010, which was subject to U.S. withholding tax of approximately $1.5 million. We are entitled to receive up to an additional $265.5 million from Ikaria upon achievement of certain developmental, regulatory, and commercial milestones under the out-licensing agreement. Further, we are entitled to receive royalties from Ikaria on net sales of any product developed under the arrangement. We are obligated to pay 28% of all net consideration received under this arrangement to B.G. Negev Technologies and Applications, Ltd., the technology transfer company of Ben Gurion University, or B.G. Negev Technologies, the third party from which we licensed BL-1040 in 2004.

BL-5010

Our third lead therapeutic candidate, BL 5010, is a novel formulation composed of two acids being developed for the removal of skin lesions in a nonsurgical manner. These two acids have already been approved for use in cosmetics. If approved, BL-5010 would be a convenient alternative to invasive, painful and expensive removal treatments for skin lesions and may allow for histological examination. Because treatment with BL-5010 is non-invasive, we believe BL-5010 poses minimal infection risk, and requires no anesthesia or bandaging. In June 2009, we announced the initiation of a phase 1/2 clinical trial in 60 patients with seborrheic keratosis in Germany and the Netherlands to assess the safety and efficacy of BL-5010. The study is also designed to assess the feasibility of preserving the cellular structure of skin lesions for subsequent histological exams. Interim results from this trial, which were announced in January 2010, indicate that all treated skin lesions were completely removed within 30 days of treatment following a single application.

Our Product Development Approach

As part of our business strategy, we continuously source, evaluate and in-license therapeutic candidates. We establish and maintain close relationships with research institutes, academic institutions and biotechnology companies in Israel and, more recently, in other countries to identify and in-license therapeutic candidates. Before in-licensing, each therapeutic candidate must pass through our thorough screening process that includes our proprietary MedMatrx scoring tool. We evaluate each compound’s potential for success by looking at the candidate’s efficacy, safety profile, total estimated development costs, technological novelty, patent status, market need and approvability, among other information. Our Scientific Advisory Board and disease-specific third-party advisors are active in evaluating each therapeutic candidate. Our approach is consistent with our objective of proceeding only with therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. To date, we estimate we have evaluated over 1,000 compounds, and we have presented more than 60 candidates to our Scientific Advisory Board for consideration, initiated development of 30 therapeutic candidates and terminated 20 feasibility programs.

When possible, we make use of third-party funding to develop early-stage therapeutic candidates. In January 2005, we entered into an agreement with the OCS to operate a biotechnology incubator. We develop certain of our in-licensed candidates with financial assistance from the OCS and have received approximately $11.4 million as of June 30, 2010 in the form of loans that are forgiven unless a project reaches commercialization. We have also received $5.0 million in grants from the OCS outside of the incubator agreement as of June 30, 2010. We are not required to repay grants for terminated projects. Of our 10 current development projects, five have been funded through the OCS, including BL-1020, BL-1021, BL-1040, BL-2030 and BL-4040. Other than BL-1020, all of these projects were also funded through our incubator. In addition, in January 2007 we entered into an agreement with our shareholder, Pan Atlantic Bank and Trust Limited, or Pan Atlantic, pursuant to which Pan Atlantic committed to provide us with grants of up to $5.0 million to be used in connection with the in-licensing and development of early development stage therapeutic candidates.

Our Strategy

Our objective is to be a leader in developing and commercializing innovative pharmaceutical, medical device and biopharmaceutical products.

The key elements of our strategy include the following:

•	facilitate the successful development and commercialization of BL-1040 by Ikaria and BL-1020 by Cypress Bioscience.
•	assess the timing and conditions for the continued development and commercialization of BL-1020 outside of the United States, Canada and Mexico.
•	commercialize additional therapeutic candidates through out-licensing arrangements or, where appropriate, by ourselves.
•	design development programs that reach critical decisions quickly.
•	use our expertise and proprietary screening methodology to evaluate in-licensing opportunities.
•	leverage and expand our relationships with research institutes, academic institutions and biotechnology companies, including the specific strategic relationships that we have developed with Israeli research and academic institutions, to identify and in-license promising therapeutic candidates.

Risks Related to Our Business

We are subject to certain risks related to our lead therapeutic candidates, BL-1020, BL-1040 and BL-5010, our other therapeutic candidates, our business, our industry and this offering. The section entitled “Risk Factors” beginning on page 10 of this prospectus describes risks and uncertainties that could materially and adversely affect our business, prospects, financial condition, operating and growth strategy. In summary, significant risks related to our business include:

•	our ability to achieve and sustain profitability;
•	our ability to source capital to satisfy critical funding needs;
•	delays in obtaining, or a failure to obtain, regulatory approval for our therapeutic candidates, including our lead candidates, BL-1020, BL-1040 and BL-5010;
•	our ability to commercialize our lead therapeutic candidates and effectively secure or develop sales, marketing and distribution capabilities or arrangements;
•	the expense, time and uncertainty involved in developing our therapeutic candidates, some or all of which may never reach the regulatory or approval commercialization stage;
•	our lack of experience in managing the commercial sales of an approved therapeutic candidate;

•	our reliance on third parties to conduct our clinical trials and to manufacture preclinical and clinical drug supplies;
•	our ability to compete in the pharmaceutical industry;
•	our ability to maintain our proprietary and licensed intellectually property assets;
•	our ability to defend against any third party claims of intellectual property infringement; and
•	risks associated with our operations in Israel.

Risk of Adverse U.S. Tax Consequences Related to Ownership of Our Ordinary Shares

Although we were not a passive foreign investment company, or a PFIC, in 2009, we believe that we were a PFIC during certain prior years and, although we do not anticipate being a PFIC in 2010, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2010, or in any subsequent year, a U.S. shareholder would suffer adverse tax consequences. For additional information, please see “Taxation — U.S. Federal Income Tax Considerations.”

Reverse Stock Split

At a special meeting of our shareholders held on August 17, 2010, our shareholders authorized our Board of Directors to adopt a reverse stock split, which we intend to effect prior to this offering and which is subject to the completion of this offering. The reverse stock split will be effected at a ratio of up to 10:1, at our Board of Director’s discretion. Accordingly, except as otherwise indicated, all share prices, share numbers and per share amounts set forth in this prospectus will be retroactively adjusted for all periods presented to reflect this reverse stock split.

Our Corporate Information

We were incorporated under the laws of the State of Israel in 2003. BioLineRx was founded by leading institutions in the Israeli life sciences industry, including Teva Pharmaceutical Industries Ltd., or Teva. We completed our initial public offering in Israel in February 2007 and our ordinary shares are currently traded on the Tel Aviv Stock Exchange, or TASE, under the symbol “BLRX.” Our principal executive offices are located at 19 Hartum Street, P.O. Box 45152, Jerusalem 91450, Israel, and our telephone number is +972-2-548-9100. Our address on the internet is www.biolinerx.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely as an inactive textual reference.

BioLine Innovations Jerusalem Ltd., or BIJ Ltd., and BioLine Innovations Jerusalem Limited Partnership, or BIJ L.P., were formed in January 2005 to operate our biotechnology incubator and share our address and telephone number with us. Our wholly-owned subsidiary, BioLineRx USA Inc., was incorporated in Delaware on January 4, 2008, and is located at 15400 Calhoun Drive, Suite 125, Rockville, Maryland 20855, and its telephone number is (240) 864-0920.

This prospectus contains trademarks and trade names owned by other companies.

THE OFFERING

Ordinary shares we are offering
ordinary shares
Offering price
We expect that the initial public offering price for our ordinary shares being sold in this offering will be between $ and $ per share. The offering price will be determined by reference to the closing price of our ordinary shares on the TASE on the pricing date after taking into account prevailing market conditions and through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. On , 2010 the last reported sale price of our ordinary shares was NIS , or $ , per share (based on the exchange rate reported by the Bank of Israel for such date).
Ordinary shares to be outstanding immediately after this offering ordinary shares
Over-allotment option
ordinary shares
Use of proceeds
We estimate that we will receive net proceeds, after deducting the underwriting discounts and commissions and the estimated offering expenses, of approximately $31.0 million from our sale of ordinary shares in this offering, based on an assumed public offering price of $ per share.
We expect to use the net proceeds of this offering as follows:

•

approximately $21.0 million of the net proceeds to fund the phase 1 and phase 2 clinical trials of, and commence commercialization efforts for, two clinical stage therapeutic candidates, and to fund pre-clinical studies of the next two therapeutic candidates to advance from the feasibility stage to the pre-clinical and/or initial phase 1 clinical stages;

• approximately $5.0 million of the net proceeds to fund feasibility studies for up to 12 molecules as they are introduced to our pipeline, if any; and
• approximately $5.0 million of the net proceeds to fund our operations, for general corporate purposes and to fund business development and marketing efforts.

If we elect to commercialize any of our therapeutic candidates internally, a portion of the proceeds will be used to fund the commercialization. We may find it necessary or advisable to use the net proceeds for other purposes. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. See “Use of Proceeds.”
Risk factors
See “Risk Factors” beginning on page 10 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
TASE symbol
BLRX
Proposed NASDAQ Global Market symbol
We have applied to have our ordinary shares listed on The NASDAQ Global Market under the symbol “BLRX.”

The number of ordinary shares to be outstanding after this offering is based on          ordinary shares outstanding as of the date of this prospectus. The number of outstanding ordinary shares excludes the          ordinary shares we have reserved for issuance upon the exercise of outstanding options under our 2003 Share Option Plan as of         , 2010.

Unless otherwise indicated, all information in this prospectus assumes:

•	an initial public offering price of $ per ordinary share, the mid-point of the range on the cover of this prospectus;
•	that the underwriters’ over-allotment option to purchase up to an additional ordinary shares from us is not exercised;
•	with respect to all amounts represented in dollars that were incurred in New Israeli Shekels, or NIS (other than those included in, or derived from, the financial statements, those as of a transaction date or unless otherwise stated), that the exchange rate is $1.00 = NIS 3.875, based on the exchange rate reported by the Bank of Israel for June 30, 2010;
•	with respect to all amounts represented in dollars that were incurred in euros (other than those included in, or derived from, the financial statements, those as of a transaction date or unless otherwise stated), that the exchange rate is $1.00 = €0.811 reported by European Central Bank for June 30, 2010; and
•	a : reverse split of our outstanding ordinary shares, and the recapitalization of our authorized share capital so that each share has a par value of NIS , which is expected to be effected prior to the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table is a summary of our historical consolidated financial data, which is derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS. The summary consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus.

You should read this summary financial data in conjunction with, and it is qualified in its entirety by, reference to our historical financial information and other information provided in this prospectus including, “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The historical results set forth below are not necessarily indicative of the results to be expected in future periods. We derived the selected consolidated financial data as of and for the six months ended June 30, 2010 and June 30, 2009 from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, our unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position, results of operations and cash flows as of and for the periods indicated therein. The results of operations for the six months ended June 30, 2010 and June 30, 2009 are not necessarily indicative of the operating results to be expected for the full fiscal years encompassing those periods.

	Year Ended December 31,				Six Months Ended June 30,
Consolidated Statements Of Operations Data:(1)	2006	2007	2008	2009	2009	2010	2010(2)
	(in thousands, except share and per share data)
	NIS						U.S.$
Revenues	—	—	—	63,909	—	—	—
Cost of revenues	—	—	—	(22,622)	—	—	—
Operating expenses:
Sales and marketing expenses	—	—	—	(3,085)	(1,477)	(2,184)	(564)
Research and development expenses, net	(42,193)	(75,863)	(106,156)	(90,302)	(49,850)	(37,032)	(9,557)
General and administrative expenses	(6,357)	(13,611)	(13,083)	(11,182)	(4,307)	(6,224)	(1,606)
Gain on adjusting warrants to fair value	—	27,557	3,658	—	—	—	—
Capital loss, net	(121)	—	—	—	—	—	—
Operating loss	(48,671)	(61,917)	(115,581)	(63,282)	(55,634)	(45,440)	(11,727)
Financial income	584	7,875	13,001	3,928	3,799	2,878	743
Financial expenses	(834)	(5,377)	(12,269)	(2,164)	(1,739)	(1,062)	(274)
Net loss	(48,921)	(59,419)	(114,849)	(61,158)	(53,574)	(43,624)	(11,258)
Net loss per ordinary share(3)	(1,772.6)	(0.88)	(1.44)	(0.63)	(0.68)	(0.35)	(0.09)
Number of ordinary shares used in computing loss per ordinary share	38,521	69,302,075	78,131,103	123,497,029	78,131,578	123,512,879	123,512,879

	As of June 30,
Consolidated Balance Sheet Data:	2010	2010(2)
	(in thousands NIS)	(in thousands U.S.$)
Cash and cash equivalents	88,489	22,836
Accounts receivable	—	—
Property, plant and equipment, net	4,696	1,212
Total assets	110,311	28,467
Total liabilities	32,815	8,468
Total shareholders’ equity	77,496	19,999

(1)	Data on diluted loss per share was not presented in the financial statements because the effect of the exercise of the options and warrants is anti-dilutive.
(2)	Calculated using the exchange rate reported by the Bank of Israel for June 30, 2010 at the rate of one U.S. dollar per NIS 3.875.
(3)	The net loss per share has been adjusted to reflect the benefit component related to the issuance of rights to investors.

RISK FACTORS

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this prospectus, including our consolidated financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares. These material risks could adversely impact our results of operations, possibly causing the trading price of our ordinary shares to decline, and you could lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We are a clinical stage biopharmaceutical development company with a history of operating losses, expect to incur additional losses in the future and may never be profitable.

We are a clinical stage biopharmaceutical development company that was incorporated in 2003. Since our incorporation, we have been focused on research and development. Our most advanced therapeutic candidates are in clinical development. We, or our licensees, as applicable, will be required to conduct significant additional clinical trials before we can seek the regulatory approvals necessary to begin commercial sales of our therapeutic candidates. We have incurred losses since inception, principally as a result of research and development and general administrative expenses in support of our operations. We experienced net losses of approximately NIS 43.6 million for the six months ended June 30, 2010, approximately NIS 61.5 million in 2009, approximately NIS 114.8 million in 2008 and approximately NIS 59.4 million in 2007. As of June 30, 2010, we had an accumulated deficit of approximately NIS 368.9 million. We anticipate that we will incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our most promising therapeutic candidates. We may never be profitable and we may never achieve significant sustained revenues.

We cannot ensure that our existing cash and investment balances will be sufficient to meet our future capital requirements.

We believe that our existing cash and investment balances and other sources of liquidity, not including potential milestone payments under our out-licensing agreements with Ikaria and Cypress Bioscience, will be sufficient to meet our requirements through the fourth quarter of 2012. We have funded our operations primarily through public (in Israel) and private offerings of our securities and grants from the OCS. We expect to fund our future operations through out-licensing arrangements with respect to our therapeutic candidates. We have entered into an out-licensing arrangement with Ikaria in connection with our BL-1040 therapeutic candidate and with Cypress Bioscience with respect to our BL-1020 therapeutic candidate in the United States, Canada and Mexico. The adequacy of our available funds to meet our operating and capital requirements will depend on many factors including: the number, breadth, progress and results of our research, product development and clinical programs; the costs and timing of obtaining regulatory approvals for any of our therapeutic candidates; the terms and conditions of in-licensing and out-licensing therapeutic candidates; and costs incurred in enforcing and defending our patent claims and other intellectual property rights.

While we will continue to explore alternative financing sources, including the possibility of future securities offerings and continued government funding, we cannot be certain that in the future these liquidity sources will be available when needed on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may seek to finance our operations through other sources, including out-licensing arrangements for the development and commercialization of our therapeutic candidates or other partnerships or joint ventures. If we are unable to obtain future financing through the methods we describe above or through other means, we may be unable to complete our business objectives and may be unable to continue operations, which would have a material adverse effect on our business and financial condition.

Our limited operating history makes it difficult to evaluate our business and prospects.

We have a limited operating history and our operations to date have been limited to organizing and staffing our company, conducting product development activities for our therapeutic candidates and performing research and development with respect to our preclinical programs. We have not yet demonstrated an ability to obtain regulatory approval for or to commercialize a therapeutic candidate. Consequently, any predictions about our future performance may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products or medical devices.

Risks Related to Our Business and Regulatory Matters

If we or our licensees are unable to obtain U.S. and/or foreign regulatory approval for our therapeutic candidates, we will be unable to commercialize our therapeutic candidates.

To date, we have not marketed, distributed or sold an approved product. Our therapeutic candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization of drugs and devices. We may not obtain marketing approval for any of our therapeutic candidates in a timely manner or at all. In connection with the clinical trials for BL-1020, BL-1040 and BL-5010, and other therapeutic candidates that we may seek to develop in the future, either on our own or through out-licensing arrangements, we face the risk that:

•	a therapeutic candidate or medical device may not prove safe or efficacious;
•	the results with respect to any therapeutic candidate may not confirm the positive results from earlier preclinical studies or clinical trials;
•	the results may not meet the level of statistical significance required by the FDA or other regulatory authorities; and
•	the results will justify only limited and/or restrictive uses, including the inclusion of warnings and contraindications, which could significantly limit the marketability and profitability of the therapeutic candidate.

Any delay in obtaining, or the failure to obtain, required regulatory approvals will materially and adversely affect our ability to generate future revenues from a particular therapeutic candidate. Any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product or may impose restrictive conditions of use, including cautionary information, thereby limiting the size of the market for the product. We and our licensees, as applicable, also are, and will be, subject to numerous foreign regulatory requirements that govern the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process includes all of the risks associated with the FDA approval process that we describe above, as well as risks attributable to the satisfaction of foreign requirements. Approval by the FDA does not ensure approval by regulatory authorities outside the United States. Foreign jurisdictions may have different approval processes than those required by the FDA and may impose additional testing requirements for our therapeutic candidates.

We have no experience selling, marketing or distributing products and no internal capability to do so.

We currently have no sales, marketing or distribution capabilities and no experience in building a sales force or distribution capabilities. To be able to commercialize any of our therapeutic candidates upon approval, if at all, we must either develop internal sales, marketing and distribution capabilities, which will be expensive and time consuming, or enter into out-licensing arrangements with third parties to perform these services. In July 2009, we entered into an exclusive, royalty-bearing worldwide out-licensing arrangement with Ikaria with respect to BL-1040. Under the arrangement, Ikaria is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. In June 2010, we entered into an exclusive, royalty-bearing out-licensing arrangement with respect to BL-1020. Under the arrangement, Cypress Bioscience is obligated to use commercially reasonable efforts to develop, obtain regulatory approval for, and commercialize, BL-1020 for the prevention, diagnosis and treatment of all human diseases in the United States, Canada and Mexico. We have retained the rights to develop and commercialize BL-1020 outside the United States, Canada and Mexico.

If we decide to market any of our other therapeutic candidates directly, including BL-1020, outside of the United States, Canada and Mexico, we must commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and with supporting distribution capabilities. Factors that may inhibit our efforts to commercialize our products directly and without strategic partners include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;
•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our therapeutic candidates;
•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and
•	unforeseen costs and expenses associated with creating and sustaining an independent sales and marketing organization.

We may not be successful in recruiting the sales and marketing personnel necessary to sell any of our therapeutic candidates upon approval, if at all, and even if we do build a sales force, it may not be successful in marketing our therapeutic candidates, which would have a material adverse effect on our business, financial condition and results of operations.

We depend on out-licensing arrangements to develop, market and commercialize our therapeutic candidates.

We depend on out-licensing arrangements to develop, market and commercialize our therapeutic candidates. We have limited experience in developing, marketing and commercializing therapeutic candidates. Dependence on out-licensing arrangements will subject us to a number of risks, including the risk that:

•	we may not be able to control the amount and timing of resources that our licensees devote to our therapeutic candidates;
•	our licensees may experience financial difficulties;
•	our licensees may fail to secure adequate commercial supplies of our therapeutic candidates upon marketing approval, if at all;
•	our future revenues will depend heavily on the efforts of our licensees;
•	business combinations or significant changes in a licensee’s business strategy may adversely affect the licensee’s willingness or ability to complete its obligations under any arrangement with us;
•	a licensee could move forward with a competing therapeutic candidate developed either independently or in collaboration with others, including our competitors; and
•	out-licensing arrangements are often terminated or allowed to expire, which would delay the development and may increase the development costs of our therapeutic candidates.

If we or any of our licensees, including Ikaria or Cypress Bioscience, breach or terminate their agreements with us, or if any of our licensees otherwise fail to conduct their development and commercialization activities in a timely manner or there is a dispute about their obligations, we may need to seek other licensees, or we may have to develop our own internal sales and marketing capability for our therapeutic candidates. Our dependence on our licensees’ experience and the rights of our licensees will limit our flexibility in considering alternative out-licensing arrangements for our therapeutic candidates. Any failure to successfully develop these arrangements or failure by our licensees to successfully develop or commercialize any of our therapeutic candidates in a competitive and timely manner, will have a material adverse effect on the commercialization of our therapeutic candidates.

Cypress Bioscience is the target of a tender offer by certain of its shareholders; if Cypress Bioscience undergoes a change of control, the acquirer may not honor its obligations to us under the out-licensing arrangement.

Cypress Bioscience is the target of a tender offer by certain of its shareholders. In public filings, the potential acquiror indicated that it decided to make the tender offer in part because it does not think that our out-licensing arrangement with Cypress Bioscience is in the best interest of Cypress Bioscience and its shareholders. We worked with the current management team of Cypress Bioscience in entering into our out-licensing arrangement with Cypress Bioscience. If the tender offer results in a change of control of Cypress Bioscience, the new management may elect to terminate or breach the out-licensing agreement. In addition, even if the tender offer does not result in a change of control, the attention of Cypress Bioscience’s management to the tender offer and related matters may result in delays in its development efforts with respect to BL-1020. Any termination or breach by Cypress Bioscience of the out-licensing agreement, or delay in the development efforts required thereunder, may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to enter into agreements with third parties to develop, market and commercialize our therapeutic candidates, we may not generate product revenue.

We plan to develop, market and commercialize our therapeutic candidates primarily through out-licensing arrangements or, when appropriate, by ourselves. The preclinical and clinical development of our therapeutic candidates, even if undertaken through licensing arrangements with third parties, will require that we expend significant funds and will be subject to the risks of failure inherent in the development of pharmaceutical products. In order to successfully commercialize any of our therapeutic candidates that may be approved in the future by the FDA or other regulatory authorities, we must enter into out-licensing arrangements with third parties to perform these services for us or build internal sales and marketing capabilities. Our ability to commercialize our therapeutic candidates will depend on our ability to:

•	attract suitable licensees on reasonable terms;
•	obtain and maintain necessary intellectual property rights to our therapeutic candidates;
•	where appropriate, enter into arrangements with third parties to manufacture our products, if any, on our behalf; and
•	deploy sales and marketing resources effectively or enter into arrangements with third parties to provide these services.

If we are unable to enter into an out-licensing arrangement with respect to BL-5010 or any of our other therapeutic candidates, whether with third parties or independently, our ability to develop a commercially viable product or generate product revenue based on the therapeutic candidate will be adversely affected, and we may not become profitable. We face significant competition in seeking out-licensing arrangements with third parties. We may not be able to negotiate out-licensing arrangements on acceptable terms, if at all. In addition, these out-licensing arrangements may be unsuccessful. If we fail to negotiate and maintain suitable out-licensing arrangements, we may have to limit the size or scope of, or delay, one or more of our development or research programs. If we elect to fund development or research programs independently, we will have to increase our expenditures significantly and will need to obtain additional funding, which may be unavailable or available only on unfavorable terms. We will also need to make significant investments in pharmaceutical product development, marketing, sales and regulatory compliance resources, and we will have to establish or contract for the manufacture of products under applicable regulatory requirements. Any failure to enter into an out-licensing arrangement with respect to the development, marketing and commercialization of any therapeutic candidate, or failure to develop, market and commercialize the therapeutic candidate independently, will have a material adverse effect on our business, financial condition and results of operations.

Modifications to our therapeutic candidates, or to any other therapeutic candidates that we may develop in the future, may require new regulatory clearances or approvals or may require us or our licensees, as applicable, to recall or cease marketing these therapeutic candidates until clearances are obtained.

Modifications to our therapeutic candidates, after they have been approved for marketing, if at all, or to any other pharmaceutical product or medical device that we may develop in the future, may require new regulatory clearance, or approvals, and, if necessitated by a problem with a marketed product, may result in the recall or suspension of marketing of the previously approved and marketed product until clearances or approvals of the modified product are obtained. The FDA requires pharmaceutical products and device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine in conformity with applicable regulations and guidelines that a modification may be implemented without pre-clearance by the FDA; however, the FDA can review a manufacturer’s decision and may disagree. The FDA may also on its own initiative determine that a new clearance or approval is required. If the FDA requires new clearances or approvals of any pharmaceutical product or medical device for which we or our licensees receive marketing approval, if any, we or our licensees may be required to recall such product and to stop marketing the product as modified, which could require us or our licensees to redesign the product and will have a material adverse affect on our business, financial condition and results of operations. In these circumstances, we may be subject to significant enforcement actions.

If a manufacturer determines that a modification to an FDA-cleared device could significantly affect the safety or efficacy of the device, would constitute a major change in its intended use, or otherwise requires pre-clearance, the modification may not be implemented without the requisite clearance. We or our licensees may not be able to obtain those additional clearances or approvals for the modifications or additional indications in a timely manner, or at all. For those products sold in the European Union, or E.U., we, or our licensees, as applicable, must notify the applicable E.U. Notified Body, an organization appointed by a member State of the E.U. either for the approval and monitoring of a manufacturer’s quality assurance system or for direct product inspection, if significant changes are made to the product or if there are substantial changes to the quality assurance systems affecting the product. Delays in obtaining required future clearances or approvals would materially and adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would have a material adverse effect on our business, financial condition and results of operations.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including FDA approval. Clinical trials are expensive and complex, can take many years and have uncertain outcomes. We cannot predict whether we or our licensees will encounter problems with any of the completed, ongoing or planned clinical trials that will cause us, our licensees or regulatory authorities to delay or suspend clinical trials, or delay the analysis of data from completed or ongoing clinical trials. We estimate that clinical trials of our most advanced therapeutic candidates will continue for several years, but they may take significantly longer to complete. Failure can occur at any stage of the testing and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of our current or future therapeutic candidates, including but not limited to:

•	delays in securing clinical investigators or trial sites for the clinical trials;
•	delays in obtaining institutional review board and other regulatory approvals to commence a clinical trial;
•	slower than anticipated patient recruitment and enrollment;
•	negative or inconclusive results from clinical trials;
•	unforeseen safety issues;
•	uncertain dosing issues;
•	an inability to monitor patients adequately during or after treatment; and
•	problems with investigator or patient compliance with the trial protocols.

A number of companies in the pharmaceutical, medical device and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials. Despite the results reported in earlier clinical trials for our therapeutic candidates, we do not know whether any phase 3 or other clinical trials we or our licensees may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market our therapeutic candidates. If later-stage clinical trials of any therapeutic candidate do not produce favorable results, our ability to obtain regulatory approval for the therapeutic candidate may be adversely impacted, which will have a material adverse effect on our business, financial condition and results of operations.

We rely on third parties to conduct our clinical trials and provide other services, and those third parties may not perform satisfactorily, including by failing to meet established deadlines for the completion of such services.

We do not have the ability to conduct certain preclinical studies and clinical trials independently for our therapeutic candidates, and we rely on third parties, such as contract laboratories, contract research organizations, medical institutions and clinical investigators to conduct these studies and our clinical trials. Our reliance on these third parties limits our control over these activities. The third-party contractors may not assign as great a priority to our clinical development programs or pursue them as diligently as we would if we were undertaking such programs directly. Accordingly, these third-party contractors may not complete activities on schedule, or may not conduct the studies or our clinical trials in accordance with regulatory requirements or with our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, or if their performance is substandard, we may be required to replace them. Although we believe that there are a number of other third-party contractors that we could engage to continue these activities, replacement of these third parties will result in delays. As a result, our efforts to obtain regulatory approvals for, and to commercialize, our therapeutic candidates may be delayed. The third-party contractors may also have relationships with other commercial entities, some of whom may compete with us. If the third-party contractors assist our competitors, our competitive position may be harmed.

In addition, our ability to bring future products to market depends on the quality and integrity of data that we present to regulatory authorities in order to obtain marketing authorizations. Although we attempt to audit and control the quality of third-party data, we cannot guarantee the authenticity or accuracy of such data, nor can we be certain that such data has not been fraudulently generated. The failure of these third parties to carry out their obligations would materially adversely affect our ability to develop and market new products and implement our strategies.

If our competitors develop and market products that are more effective, safer or less expensive than our current or future therapeutic candidates, our future prospects will be negatively impacted.

The life sciences industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications for which we are currently developing therapeutic candidates or for which we may develop therapeutic candidates in the future. Specifically, we are aware of several other companies who currently market and/or are in the process of developing products that address schizophrenia, AMI and skin lesions. There are a number of treatments currently marketed for schizophrenia patients, including atypical anti-psychotics from Johnson & Johnson, Eli Lilly and Company, AstraZeneca, Bristol-Myers Squibb/Otsuka Pharmaceutical Co., Ltd., Pfizer Inc. and others. In addition, there are a number of generic brands of typical and atypical anti-psychotics available for commercial use. We are also aware of a number of potentially competitive compounds under development to treat schizophrenia including: Cariprazine, which is being developed by Forest Laboratories, Inc.; Bifeprunox, which is being developed by Solvay Pharmaceuticals, Inc., and Lurasidone, which is being developed by Dainippon Sumitomo Pharma Co., Ltd. There are a number of therapies currently in development that treat cardiac remodeling, including BioHeart, Inc.’s MyoCell® implantation procedure, Paracor Medical, Inc.’s HeartNetTM and Acorn Cardiovascular, Inc.’s CorCapTM device. Skin lesions are generally removed using either cryotherapy (liquid nitrogen), electro-coagulation (electrical burning), laser treatments or through surgery. Galderma Pharma SA produces a non-destructive, non-surgical, cream-based treatment for skin lesions called Metvix® which has been approved in many countries. Any therapeutic candidates we may develop in the future are also likely to face competition from other drugs and therapies. Many of our competitors have significantly greater financial, manufacturing, marketing and drug development resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research and marketing capabilities than we do. If our competitors market products that are more effective, safer or less expensive than our future therapeutic candidates, if any, or that reach the market sooner than our future therapeutic candidates, if any, we may not achieve commercial success.

We currently depend on third-party manufacturers to produce our preclinical and clinical therapeutic supplies. We may rely upon third-party manufacturers to produce commercial supplies of any approved therapeutic candidates. If we manufacture any of our therapeutic candidates in the future, we will be required to incur significant costs and devote significant efforts to establish and maintain manufacturing capabilities.

We have relied on third parties to produce material for preclinical and clinical testing purposes and intend to continue to do so in the future. We do not own or operate manufacturing facilities for clinical or commercial production of our therapeutic candidates. We have limited personnel with experience in drug or medical device manufacturing and we lack the resources and capabilities to manufacture any of our therapeutic candidates on a clinical or commercial scale. The manufacture of pharmaceutical products and medical devices requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products and medical devices often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields and quality control, including stability of the therapeutic candidate.

We do not currently have any long-term agreements with third party manufacturers for the supply of any of our therapeutic candidates. We believe that our current supply of therapeutic candidates is sufficient to complete our current clinical trials. However, if we require additional supplies of our therapeutic candidates to complete our clinical trials or if we elect to commercialize our products independently, we may be unable to enter into agreements for clinical or commercial supply, as applicable, with third party manufacturers, or may be unable to do so on acceptable terms. Even if we enter into these agreements, the manufacturers of each therapeutic candidate will be single source suppliers to us for a significant period of time.

Reliance on third party manufacturers entails risks to which we would not be subject if we manufactured therapeutic candidates ourselves, including:

•	reliance on the third party for regulatory compliance and quality assurance;
•	limitations on supply availability resulting from capacity and scheduling constraints of the third parties;
•	impact on our reputation in the marketplace if manufacturers of our products, once commercialized, fail to meet customer demands;
•	the possible breach of the manufacturing agreement by the third party because of factors beyond our control; and
•	the possible termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

The failure of any of our contract manufacturers to maintain high manufacturing standards could result in injury or death of clinical trial participants or patients being treated with our products. Such failure could also result in product liability claims, product recalls, product seizures or withdrawals, delays or failures in testing or delivery, cost overruns or other problems that could seriously harm our business or profitability.

Our contract manufacturers are, and will be, subject to FDA and other comparable agency regulations.

Our contract manufacturers are, and will be, required to adhere to FDA regulations setting forth current Good Manufacturing Practice, or cGMP, for drugs and Quality System Regulations, or QSR, for devices. These regulations cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our therapeutic candidates. Our manufacturers may not be able to comply with applicable regulations. Our manufacturers are and will be subject to unannounced inspections by the FDA, state regulators and similar regulators outside the United States. Our failure, or the failure of our third party manufacturers, to comply with applicable regulations could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our therapeutic candidates, and materially and adversely affect our business.

We depend on our ability to identify and in-license technologies and therapeutic candidates.

In order to identify therapeutic candidates likely to achieve commercial success efficiently and effectively, we employ a proprietary screening system developed by us that includes evaluation through our proprietary MedMatrx scoring tool. Our Scientific Advisory Board and disease-specific third-party advisors evaluate each therapeutic candidate. However, there can be no assurance that our screening system will accurately or consistently select among various therapeutic candidates those that that have the highest likelihood to achieve, and which ultimately achieve, commercial success. As a result, we may spend substantial resources developing therapeutic candidates that will not achieve commercial success and we may not advance those therapeutic candidates with the greatest potential for commercial success.

An important element of our strategy is maintaining relationships with universities, medical institutions and biotechnology companies in order to in-license potential therapeutic candidates. We may not be able to maintain relationships with these entities and they may elect not to enter into in-licensing agreements with us or to terminate existing agreements. We may not be able to acquire licenses on commercially reasonable terms, or at all. Failure to license or otherwise acquire necessary technologies could materially and adversely affect our business, financial condition and results of operations.

If we cannot meet requirements under our in-license agreements, we could lose the rights to our therapeutic candidates, which could have a material adverse effect on our business.

We depend on in-licensing agreements with third parties to maintain the intellectual property rights to certain of our therapeutic candidates. We have in-licensed rights from Bar Ilan Research and Development and Ramot with respect to our BL-1020 therapeutic candidate, and from B.G. Negev Technologies with respect to our BL-1040 therapeutic candidate. See “Business — Our Product Pipeline.” Our in-license agreements require us to make payments and satisfy performance obligations in order to maintain our rights under these agreements. The royalty rates and revenue sharing payments vary from case to case but generally range from 20% to 29% of the consideration we receive from sublicensing the applicable therapeutic candidate. In some instances, we are required to pay a substantially lower percentage (generally less than 5%) if we elect to commercialize the subject therapeutic candidate independently. These in-license agreements last either throughout the life of the patents that are the subject of the agreements, or with respect to other licensed technology, for a number of years after the first commercial sale of the relevant product.

In addition, we are responsible for the cost of filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. If we do not meet our obligations under our in-license agreements in a timely manner, we could lose the rights to our proprietary technology which could have a material adverse effect on our business, financial condition and results of operations.

Even if we obtain regulatory approvals, our therapeutic candidates will be subject to ongoing regulatory review and if we fail to comply with continuing U.S. and applicable foreign regulations, we could lose those approvals and our business would be seriously harmed.

Even if products we or our licensees develop receive regulatory approval or clearance, we or our licensees, as applicable, will be subject to ongoing reporting obligations and the products and the manufacturing operations will be subject to continuing regulatory review, including FDA inspections. The results of this ongoing review may result in the withdrawal of a product from the market, the interruption of the manufacturing operations and/or the imposition of labeling and/or marketing limitations. Since many more patients are exposed to drugs and medical devices following their marketing approval, serious but infrequent adverse reactions that were not observed in clinical trials may be observed during the commercial marketing of the product. In addition, the manufacturer and the manufacturing facilities we or our licensees, as applicable, will use to produce any therapeutic candidate will be subject to periodic review and inspection by the FDA and other, similar foreign regulators. Later discovery of previously unknown problems with any product, manufacturer or manufacturing process, or failure to comply with regulatory requirements, may result in actions such as:

•	restrictions on such product, manufacturer or manufacturing process;
•	warning letters from the FDA or other regulatory authorities;
•	withdrawal of the product from the market;
•	suspension or withdrawal of regulatory approvals;
•	refusal to approve pending applications or supplements to approved applications that we or our licensees submit;
•	voluntary or mandatory recall;
•	fines;
•	refusal to permit the import or export of our products;
•	product seizure or detentions;
•	injunctions or the imposition of civil or criminal penalties; or
•	adverse publicity.

If we, or our licensees, suppliers, third party contractors, partners or clinical investigators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or the adoption of new regulatory requirements or policies, we or our licensees may lose marketing approval for any of our products, if any of our therapeutic products are approved, resulting in decreased or lost revenue from milestones, product sales or royalties.

Our business could suffer if we are unable to attract and retain key employees.

Our success depends upon the continued service and performance of our senior management and other key personnel. The loss of the services of these personnel could delay or prevent the successful completion of our planned clinical trials or the commercialization of our therapeutic candidates or otherwise affect our ability to manage our company effectively and to carry out our business plan. We do not maintain key-man life insurance. Although we have entered into employment agreements with all of the members of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, sales, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to suit from their former employers. In addition, if we elect to independently commercialize any therapeutic candidate, we will need to expand our marketing and sales capabilities. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive products. Further, any failure to effectively integrate new personnel could prevent us from successfully growing our company.

Risks Related to Our Industry

Even if our therapeutic candidates receive regulatory approval or do not require regulatory approval, they may not become commercially viable products.

Even if our therapeutic candidates are approved for commercialization, they may not become commercially viable products. For example, if we or our licensees receive regulatory approval to market a product, approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions which could materially and adversely affect the marketability and profitability of the product. In addition, a new product may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate may not result in commercial success for various reasons, including:

•	difficulty in large-scale manufacturing;
•	low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to other products, prevalence and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;
•	insufficient or unfavorable levels of reimbursement from government or third-party payors;
•	infringement on proprietary rights of others for which we or our licensees have not received licenses;
•	incompatibility with other therapeutic products;
•	other potential advantages of alternative treatment methods;
•	ineffective marketing and distribution support;
•	lack of cost-effectiveness; or
•	timing of market introduction of competitive products.

If we are unable to develop commercially viable products, either on our own or through licensees, our business, results of operations and financial condition will be materially and adversely affected.

We could be adversely affected if healthcare reform measures substantially change the market for medical care or healthcare coverage in the United States.

The U.S. Congress recently adopted important legislation regarding health insurance. Under the new legislation, substantial changes are going to be made to the current system for paying for healthcare in the United States, including changes made in order to extend medical benefits to those who currently lack insurance coverage. Extending coverage to a large population could substantially change the structure of the health insurance system and the methodology for reimbursing medical services, drugs and devices. These structural changes could entail modifications to the existing system of private payors and government programs (Medicare, Medicaid and State Children’s Health Insurance Program), creation of a government-sponsored healthcare insurance source, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the United States could impact the reimbursement for prescribed drugs and biopharmaceuticals, such as those we and our licensees are currently developing. If reimbursement for our approved products, if any, is substantially reduced in the future, or rebate obligations associated with them are substantially increased, our business could be materially and adversely impacted.

Extending medical benefits to those who currently lack coverage will likely result in substantial cost to the U.S. federal government, which may force significant changes to the healthcare system in the United States. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care. Cost of care could be reduced by decreasing the level of reimbursement for medical services or products (including those biopharmaceuticals currently being developed by us or our licensees), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for, any product for which we receive marketing approval in the future could have a materially adverse effect on our financial performance.

If third-party payors do not adequately reimburse customers for any of our therapeutic candidates that are approved for marketing, they might not be purchased or used, and our revenues and profits will not develop or increase.

Our revenues and profits will depend heavily upon the availability of adequate reimbursement for the use of our approved candidates, if any, from governmental or other third-party payors, both in the United States and in foreign markets. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that the use of an approved product is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

Obtaining reimbursement approval for a product from each government or other third-party payor is a time-consuming and costly process that could require us or our licensees to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payor. Even when a payor determines that a product is eligible for reimbursement, the payor may impose coverage limitations that preclude payment for some uses that are approved by the FDA or comparable foreign regulatory authorities. Reimbursement rates may vary according to the use of the product and the clinical setting in which it used, may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for other products or services, and may reflect budgetary constraints and/or imperfections in Medicare, Medicaid or other data used to calculate these rates.

In the United States, there have been, and we expect that there will continue to be, federal and state proposals to constrain expenditures for medical products and services, which may affect payments for our products in the United States. We believe that legislation that reduces reimbursement for our therapeutic candidates could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our products, if approved. This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our products, if approved.

Further, the Centers for Medicare and Medicaid Services, or CMS, frequently change product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. Third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and both CMS and other third-party payors may have sufficient market power to demand significant price reductions.

Our business has a substantial risk of clinical trial and product liability claims. If we are unable to obtain and maintain appropriate levels of insurance, a claim could adversely affect our business.

Our business exposes us to significant potential clinical trial and product liability risks that are inherent in the development, manufacturing and sales and marketing of human therapeutic products. Although we do not currently commercialize any products, claims could be made against us based on the use of our therapeutic candidates in clinical trials. We currently carry life science liability insurance covering bodily and personal injury, general liability and products liability with an annual coverage amount of $5.0 million in the aggregate, and clinical trial insurance with a coverage amount of $10.0 million in the aggregate. In addition to these policies, we carry an excess liability insurance with a coverage amount of $5.0 million which increases the coverage limit provided by our life science insurance package. However, our insurance may not provide adequate coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain current amounts of insurance coverage or obtain additional or sufficient insurance at a reasonable cost to protect against losses that could have a material adverse effect on us. If a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as damages awards beyond the coverage of our insurance policies resulting from a claim brought successfully against us. Furthermore, whether or not we are ultimately successful in defending any claims, we might be required to direct significant financial and managerial resources to such defense, and adverse publicity is likely to result.

We deal with hazardous materials and must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business.

Our activities and those of our third-party manufacturers on our behalf involve the controlled storage, use and disposal of hazardous materials, including microbial agents, corrosive, explosive and flammable chemicals and other hazardous compounds. We and our manufacturers are subject to U.S. federal, state, local, Israeli and other foreign laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In addition, if we develop a manufacturing capacity, we may incur substantial costs to comply with environmental regulations and would be subject to the risk of accidental contamination or injury from the use of hazardous materials in our manufacturing process.

In the event of an accident, government authorities may curtail our use of these materials and interrupt our business operations. In addition, we could be liable for any civil damages that result, which may exceed our financial resources and may seriously harm our business. Although our Israeli insurance program covers certain unforeseen sudden pollutions, we do not maintain a separate insurance policy for any of the foregoing types of risks. In addition, although the general liability section of our life sciences policy covers certain environmental issues, pollution in the United States and Canada is excluded from the policy. In the event of environmental discharge or contamination or an accident, we may be held liable for any resulting damages, and any liability could exceed our resources. In addition, we may be subject to liability and may be required to comply with new or existing environmental laws regulating pharmaceuticals or other medical products in the environment.

Risks Related to Intellectual Property

Our access to most of the intellectual property associated with our therapeutic candidates results from in-license agreements with universities, research institutions and biotechnology companies, the termination of which would prevent us from commercializing the associated therapeutic candidates.

We do not conduct our own initial research with respect to the identification of our therapeutic candidates. Instead, we rely upon research and development work conducted by third parties as the primary source of our therapeutic candidates. As such, we have obtained our rights to the majority of our therapeutic candidates through in-license agreements entered into with universities, research institutions and biotechnology companies that invent and own the intellectual property underlying our candidates. There is no assurance that such in-licenses or rights will not be terminated or expire due to a material breach of the agreements, such as a failure on our part to achieve certain progress milestones set forth in the terms of the in-licenses or due to the loss of the rights to the underlying intellectual property by any of our licensors. There is no assurance that we will be able to renew or renegotiate an in-licensing agreement on acceptable terms if and when the agreement terminates. We cannot guarantee that any in-license is enforceable or will not be terminated or converted into a non-exclusive license in the future. The termination of any in-license or our inability to enforce our rights under any in-license would materially and adversely affect our ability to commercialize certain of our therapeutic candidates.

We currently have in-licensing agreements relating to our lead therapeutic candidates under clinical development. In April 2004, we in-licensed the rights to BL-1020 under a research and license agreement with Bar Ilan Research and Development and Ramot. Under the BL-1020 research and license agreement, we are obligated to use commercially reasonable efforts to develop, commercialize and market the licensed technology, including meeting certain specified diligence goals. In January 2005, we in-licensed the rights to BL-1040 under a license agreement with B.G. Negev Technologies. Under the BL-1040 license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals. In November 2007, we in-licensed the rights to develop and commercialize BL-5010 under a license agreement with Innovative Pharmaceutical Concepts, Inc., or IPC. Under the IPC license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals.

Each of the three in-licensing agreements will remain in effect until the expiration, under the applicable agreement, of all of the licensing, royalty and sublicense revenue obligations to the applicable licensors, determined on a product-by-product and country-by-country basis. We may terminate any in-licensing agreement by providing 60 days’ prior written notice to Ramot, in the case of the BL-1020 in-licensing agreement or to B.G. Negev Technologies, in the case of the BL-1040 in-licensing agreement. We may terminate the BL-5010 in-licensing agreement by providing 30 days’ prior written notice to IPC. However, if we elect to terminate the BL-5010 in-licensing agreement without cause, we may be required to fund the completion of certain clinical trials of the licensed technology in an amount not to exceed $600,000. We may also elect to terminate the BL-5010 in-licensing agreement upon 60 days’ prior written notice to IPC for scientific, regulatory or medical reasons which, as determined by our Scientific Advisory Board, would prevent us from continuing the development of the licensed technology pursuant to the agreed upon development plan.

Any party to any of the three in-licensing agreements may terminate the respective agreement for material breach by the other party if the breaching party is unable to cure the breach within 30 days after receiving written notice of the breach from the non-breaching party. Notwithstanding the foregoing, in the case of the BL-1020 in-licensing agreement, Ramot, but not Bar Ilan Research and Development, has the right to provide us with notice of material breach and to terminate the agreement. In addition, with respect to the BL-1040 in-licensing agreement, the breaching party is entitled to 60 days’ prior written notice of the material breach prior to termination instead of 30 days. Each of the three in-licensing agreements provide that with respect to any termination for material breach, if the breach is not susceptible to cure within the stated period and the breaching party uses diligent, good faith efforts to cure such breach, the stated period will be extended by an additional 30 days. In addition, either party to one of the three in-licensing agreements (except Bar Ilan Research and Development, in the case of the BL-1020 in-licensing agreement) may terminate the agreement upon notice to the other upon the occurrence of certain bankruptcy events.

Patent protection for our products is important and uncertain.

Our success depends, in part, on our ability, and the ability of our licensees and licensors to obtain patent protection for our therapeutic candidates, maintain the confidentiality of our trade secrets and know how, operate without infringing on the proprietary rights of others and prevent others from infringing our proprietary rights.

We try to protect our proprietary position by, among other things, filing U.S., European, Israeli and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our therapeutic candidates. As of September 1, 2010, our portfolio of owned and licensed patents consists of 13 patent families that, collectively, contain over 12 issued patents and over 60 patent applications relating to our clinical candidates. We are also pursuing patent protection for other drug candidates in our pipeline.

Because the patent position of biopharmaceutical companies involves complex legal and factual questions, we cannot predict the validity and enforceability of patents with certainty. Our issued patents and the issued patents of our licensees or licensors may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by third parties. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

Patent rights are territorial; thus, the patent protection we do have will only extend to those countries in which we have issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States and Israel. For example, the patent laws of China and India are relatively new and are not as developed as are older, more established patent laws of other countries. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents, or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Furthermore, it is not possible to know the scope of claims that will be allowed in published applications and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law.

Our technology may infringe the rights of third parties. The nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. Any infringement by us of the proprietary rights of third parties may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

We rely on a combination of patents, trade secrets, know-how, technology, trademarks and regulatory exclusivity to maintain our competitive position. We generally try to protect trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to it, such as our licensees, employees, contractors and consultants. We also enter into agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees, advisors, research collaborators, contractors and consultants while we employ or engage them. However, these agreements can be difficult and costly to enforce or may not provide adequate remedies. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

To the extent that any of our employees, advisors, research collaborators, contractors or consultants independently develop, or use independently developed, intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises with respect to any proprietary right, enforcement of our rights can be costly and unpredictable and a court may determine that the right belongs to a third party.

Legal proceedings or third-party claims of intellectual property infringement may require us to spend substantial time and money and could prevent us from developing or commercializing products.

The development, manufacture, use, offer for sale, sale or importation of our therapeutic candidates may infringe on the claims of third-party patents. A party might file an infringement action against us. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of a patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time. Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for sale, sell or import our therapeutic candidates in the event of an infringement action. At present, we are not aware of pending or threatened patent infringement actions against us.

In the event of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage. Ultimately, we could be prevented from commercializing a therapeutic candidate or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly. At present, we have not received any written demands from third parties that we take a license under their patents nor have we received any notice form a third party accusing us of patent infringement.

Our license agreement with Ikaria contains, and any contract that we enter into with licensees in the future will likely contain, indemnity provisions that obligate us to indemnify the licensees against any losses that arise from third-party claims that are brought alleging that our therapeutic candidates infringe third party intellectual property rights. In addition, our in-license agreements contain provisions that obligate us to indemnify the licensors against any damages arising from the development, manufacture and use of products developed on the basis of the in-licensed intellectual property.

We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.

In addition to infringement claims against us, we may in the future become a party to other patent litigation or proceedings, including interference or re-examination proceedings filed with the U.S. Patent and Trademark Office or opposition proceedings in other foreign patent offices regarding intellectual property rights with respect to our products and technology, as well as other disputes regarding intellectual property rights with licensees, licensors or others with whom we have contractual or other business relationships. Post-issuance oppositions are not uncommon and we, our licensee or our licensor will be required to defend these opposition procedures as a matter of course. Opposition procedures may be costly, and there is a risk that we may not prevail.

We may be subject to damages resulting from claims that we or our employees or contractors have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees and contractors were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that we or any employ or contractor has inadvertently or otherwise used or disclosed trade secrets or other proprietary information of his or her former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain therapeutic candidates, which could severely harm our business, financial condition and results of operations. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

The intellectual property associated with certain of our therapeutic candidates, including BL-1040, is pledged as security for our obligations associated with the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor’s biotechnology incubator program.

In May 2004, the OCS invited companies to bid to establish and operate OCS-funded biotechnological incubators to provide a physical, organized and professional platform for commercializing biotechnological research and development projects. We submitted a proposal to operate a biotechnological incubator, and our proposal was selected by the OCS. Accordingly, we entered into an incubator agreement with the OCS in January 2005. The funding provided to us under the incubator agreement is in the form of separate loans for each approved project initiated by our incubator. Each loan is subject to repayment solely out of the revenues generated by that project. If revenues are not achieved with respect to a project, the loan for the project will be forgiven, subject to certain terms and conditions. If revenues are achieved with respect to a project, the loans will be repaid from such revenues, with interest. The interest rates for the loans are prescribed by the OCS at the commencement of each loan, and range from 3.11% to 5.34%, but are doubled if the loan is not repaid within five years of our achievement of certain development milestones, or within two years following the completion of the applicable incubator program. All intellectual property held by our incubator for development through the incubator program is pledged as security for our obligations under the incubator agreement. If we are unable to meet our obligations under the incubator agreement, the intellectual property held by the incubator would be subject to seizure and would not be available for sale for the benefit of or distribution to our creditors or shareholders in the event of a reorganization or insolvency. Any loss of the rights to the intellectual property held by our incubator would have a material adverse effect on our business and prospects.

Risks Related to an Investment in our Ordinary Shares

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2010 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Although we were not a PFIC in 2009, we believe that we were a PFIC during certain prior years and, although we do not anticipate being a PFIC in 2010, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2010, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares; (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we will annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC.

The market price of our ordinary shares is subject to fluctuation, which could result in substantial losses by our investors.

The stock market in general and the market price of our ordinary shares on the TASE in particular, is subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares on the TASE has fluctuated in the past, and we expect it will continue to do so, as a result of a number of factors, including:

•	announcements of technological innovations or new products by us or others;
•	public concern as to the safety of drugs we, our licensees or others develop;
•	general market conditions;
•	that the market prices for shares of biotechnology companies tends to be volatile;
•	success of research and development projects;
•	developments concerning intellectual property rights or regulatory approvals;
•	variations in our and our competitors’ results of operations;

•	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares are covered by analysts;
•	changes in government regulations or patent decisions;
•	developments by our licensees; and
•	general market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses by our investors.

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business.

Future sales of our ordinary shares could reduce the market price of our ordinary shares.

If we or our shareholders sell substantial amounts of our ordinary shares, either on the TASE or on The NASDAQ Global Market, the market price of our ordinary shares may decline. We and the beneficial owners of   % of our ordinary shares (such shares representing holdings immediately prior to the consummation of this offering) have agreed with the underwriters of this offering not to sell any ordinary shares, other than the shares offered by this prospectus, for a period of at least 180 days following the date of this prospectus. The ordinary shares we are offering for sale in this offering will be freely tradable immediately following this offering. In addition, all of our outstanding ordinary shares are registered and available for sale in Israel. Except for the holders of   % of our ordinary shares that are the subject of lock-up agreements entered into by the holders thereof in connection with this offering, all of our outstanding shares are available for sale without restriction. Sales by us or our shareholders of substantial amounts of our ordinary shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of our ordinary shares.

On May 3, 2009, we filed a shelf prospectus with the TASE and Israeli Securities Authority. The shelf prospectus allows us, for a period of two years, to issue the securities described in the prospectus to the public in Israel by means of shelf offering reports, without being required to publish a full prospectus. Following the issuance of our ordinary shares under the shelf registration statement, such ordinary shares will be registered for trade on the TASE with no lock-up period. As permitted under applicable Israeli law, our shelf prospectus did not contain a NIS or dollar limitation on the aggregate amount of the securities to be offered thereunder. The shelf prospectus registered different classes of securities, including ordinary shares, up to three series of ordinary debentures, up to three series of debentures convertible into ordinary shares, up to three series of warrants exercisable into shares and up to three series of warrants exercisable into debentures. On December 29, 2009, we issued 11,293,419 ordinary shares, and Series 2 Warrants to purchase 7,528,946 ordinary shares, under the shelf prospectus for aggregate gross proceeds of approximately NIS 47.1 million, or $12.4 million (based on the exchange rate reported by the Bank of Israel for that date). The issuance of any additional ordinary shares under the shelf prospectus, or any securities that are exercisable for or convertible into our ordinary shares, may have an adverse effect on the market price of our ordinary shares and will have a dilutive effect on our shareholders.

Raising additional capital by issuing securities may cause dilution to existing shareholders.

We may need to raise substantial future capital to continue to complete clinical development and commercialize our products and therapeutic candidates and to conduct the research and development and clinical and regulatory activities necessary to bring our therapeutic candidates to market. Our future capital requirements will depend on many factors, including:

•	the failure to obtain regulatory approval or achieve commercial success of our therapeutic candidates, including BL-1020, BL-1040 and BL-5010;
•	our success in effecting out-licensing arrangements with third-parties;
•	our success in establishing other out-licensing arrangements;
•	the success of our licensees in selling products that utilize our technologies;
•	the results of our preclinical studies and clinical trials for our earlier stage therapeutic candidates, and any decisions to initiate clinical trials if supported by the preclinical results;
•	the costs, timing and outcome of regulatory review of our therapeutic candidates that progress to clinical trials;
•	the costs of establishing or acquiring specialty sales, marketing and distribution capabilities, if any of our therapeutic candidates are approved, and we decide to commercialize them ourselves;
•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;
•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships; and
•	the costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds through licensing arrangements with third parties, we may have to relinquish valuable rights to our therapeutic candidates, or grant licenses on terms that are not favorable to us. If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing shareholders, and these securities may have rights, preferences or privileges senior to those of our existing shareholders. See also “— Future sales of our ordinary shares could reduce the market price of our ordinary shares.”

Investors in this offering will immediately experience substantial dilution in net tangible book value.

The initial public offering price of our ordinary shares in this offering is considerably greater than the pro forma net tangible book value per share of our outstanding ordinary shares. Accordingly, investors purchasing ordinary shares in this offering will incur immediate dilution of $     per share, based on an assumed initial public offering price of $     per share, the mid-point of the range shown on the cover of this prospectus. See “Dilution.” In addition, as of June 30, 2010, there were outstanding and exercisable options to purchase 7,084,160 of our ordinary shares, at a weighted average exercise price equal to NIS 3.54 (or approximately $0.91 based on the exchange rate reported by the Bank of Israel for June 30, 2010) per share. Moreover, we expect to issue additional options to purchase our ordinary shares to compensate employees, consultants and directors and may issue additional shares to raise capital, to pay for services, or for other corporate purposes. To the extent these outstanding options are exercised at a price below net tangible book value per share, there will be additional dilution to investors.

We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the “Use of Proceeds” section of this prospectus on page 37. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Risks Associated with Potential NASDAQ Listing of our Ordinary Shares

Our ordinary shares will be traded on more than one market and this may result in price variations.

Our ordinary shares have been traded on the TASE since February 2007 and we have applied to have our ordinary shares listed on The NASDAQ Global Market. Trading in our ordinary shares on these markets will take place in different currencies (dollars on The NASDAQ Global Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Our ordinary shares have no prior trading history in the United States, and an active market may not develop, which may limit the ability of our shareholders to sell our ordinary shares in the United States following this offering.

There is no public market for our ordinary shares in the United States. Although we have applied to have our ordinary shares listed on The NASDAQ Global Market, an active trading market for our ordinary shares may never develop or may not be sustained following this offering. If an active market for our ordinary shares does not develop, it may be difficult to sell your shares. The price of our ordinary shares in the initial public offering in the United States will be determined through our negotiations with the underwriters and may be higher than the market price of our ordinary shares after the closing of this offering. Consequently, you may not be able to sell our ordinary shares that you purchase in this offering at prices equal to or greater than the purchase price.

We will incur significant additional increased costs as a result of the listing of our ordinary shares for trading on The NASDAQ Global Market, and our management will be required to devote substantial time to new compliance initiatives as well as to compliance with ongoing U.S. and Israeli reporting requirements.

As a public company in the United States, we will incur additional significant accounting, legal and other expenses that we did not incur before the offering. We also anticipate that we will incur costs associated with corporate governance requirements of the SEC and the Marketplace Rules of The NASDAQ Stock Market, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the U.S. and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the Marketplace Rules of The NASDAQ Stock Market, as well as applicable Israeli reporting requirements, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers. Furthermore, until such time as our shareholders may vote to approve our transition from Israeli securities law reporting requirements to U.S. requirements, we will also be required to comply fully with both Israeli and U.S. requirements. The need to comply with both U.S. and Israeli reporting and other securities law requirements will also add to our legal and financial compliance costs and require devotion of additional management resources to reporting and compliance efforts.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we will be permitted to follow certain home country corporate governance practices instead of those otherwise required under the Marketplace Rules of The NASDAQ Stock Market for domestic issuers. For instance, we may follow home country practice in Israel with regard to, among other things, composition of the Board of Directors, director nomination procedure, approval of compensation of officers, and quorum at shareholders’ meetings. In addition, we will follow our home country law, instead of the Marketplace Rules of The NASDAQ Stock Market, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. We will evaluate the extent to which we will avail ourselves of the exemptions available to foreign private issuers in connection with the actual listing of our ordinary shares for trading on The NASDAQ Global Market. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the NASDAQ Global Market may provide less protection than is accorded to investors under the Marketplace Rules of The NASDAQ Stock Market applicable to domestic issuers.

In addition, as a foreign private issuer, we will be exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

If, after this offering, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 as they apply to a foreign private issuer that is listing on a U.S. exchange for the first time, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our stock price may suffer.

After the completion of this offering, we will become subject to the requirements of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires companies subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its subsidiaries’ internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures; our management will be required to assess and issue a report concerning our internal controls over financial reporting. In addition, our independent registered public accounting firm will be required to issue an opinion on management’s assessment of those matters, which will first be tested in connection with the filing of our second annual report on Form 20-F after this offering.

We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, as our business continues to grow both domestically and internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our share price may suffer.

Risks Related to Our Operations in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters, all of our operations and some of our suppliers and third party contractors are located in central Israel and our key employees, officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. During the winter of 2008, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to an economic boycott. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Many of our male employees in Israel, including members of our senior management, are obligated to perform one month, and in some cases more, of annual military reserve duty until they reach the age of 45 (or older, for reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and recently some of our employees have been called up in connection with armed conflicts. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees or of one or more of our key employees. Such disruption could materially adversely affect our business and operations.

Because a certain portion of our expenses is incurred in currencies other than the NIS, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the NIS, and we pay a substantial portion of our expenses in NIS. The revenues from our licensing agreements with Ikaria and Cypress Bioscience are payable in U.S. dollars and we expect our revenues from future licensing arrangements to be denominated in U.S. dollars or in Euros. As a result, we are exposed to the currency fluctuation risks relating to the recording of our revenues in NIS. For example, if the NIS strengthens against either the U.S. dollar or the Euro, our reported revenues in NIS may be lower than anticipated. The Israeli rate of inflation has not offset or compounded the effects caused by fluctuations between the NIS and the U.S. dollar or the Euro. To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2007, 2008, 2009, or 2010 to date, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from material adverse effects.

We have received Israeli government grants and loans for the operation of a biotechnology incubator and for certain research and development expenditures. The terms of these grants and loans may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants and loans. Such grants and loans may be terminated or reduced in the future, which would increase our costs.

Our research and development efforts, including the operation of our biotechnology incubator, have been financed, in part, through grants and loans that we have received from the OCS. Of our 10 current development projects, five have been funded by the OCS, either directly or through our incubator, including BL-1020, BL-1021, BL-1040, BL-2030 and BL-4040. Of the five projects funded by the OCS, four have been funded through our incubator. We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations, or the Research Law. As of June 30, 2010, we have received approximately $16.4 million in grants and loans from the OCS, including accrued interest, of which approximately $11.4 million was granted in the form of loans to our biotechnology incubator. Such amounts include loans equal to approximately $5.0 million for projects that have been terminated, which we do not expect that we will be required to repay. When know-how, technology or products are developed using OCS grants, the terms of these grants and the Research Law restrict the transfer of that know-how (as well has know-how that is derived from funded know-how) and the development or manufacture of those products out of Israel without the prior approval of the OCS. Therefore, the discretionary approval of an OCS committee will be required for any transfer to third parties of our therapeutic candidates developed with OCS funding, including through out-licensing arrangements pursuant to which we commercialize our product candidates. There is no assurance that we will receive the required approvals should we wish to transfer this technology or development out of Israel in the future. Furthermore, the OCS committee may impose certain conditions on any arrangement under which we transfer technology or development out of Israel. Transfers of know-how from OCS funded programs, including our biotechnology incubator, even if approved by the OCS, may be subject to restrictions set forth in the Research Law, and may include payments to the OCS, as described more fully under “Government Regulation and Funding — Israeli Government Programs — Office of the Chief Scientist.”

The incubator agreement has a six-year term and we are entitled to apply for a three-year extension to the term. The incubator agreement is currently scheduled to terminate on December 31, 2010. We applied for an extension to the agreement in June 2010 and are waiting for notification from the OCS of its approval of the extension. If the incubator agreement terminates, we will no longer be eligible for funding from the OCS through the incubator for new projects in the incubator, but existing projects and the terms of any outstanding loans will not be affected by the termination. There can be no assurance that the OCS will extend the term of the agreement. In addition, if the OCS elects to extend the term of the agreement, there can be no assurance that it will extend the term for the full three-year extension period or require additional terms as a condition for the extension. If the OCS does not extend the term of the agreement for the three-year period, in whole or in part, or if the OCS requires terms and conditions that are not favorable to our company, our business, financial condition and results of operations may be materially and adversely affected.

The transfer abroad of the manufacturing of any OCS-supported product or technology is also subject to various conditions, including the payment of increased royalties equal to, in the aggregate, up to 300% of the total grant amounts received in connection with the product or technology, plus interest, depending on the portion of total manufacturing that is performed outside of Israel. Payment of the increased royalties would constitute the total repayment amount required with respect to the OCS grants received for the development of the products or technology for which the manufacturing is performed outside of Israel. In addition, any decrease in the percentage of manufacture performed in Israel of any product or technology, as originally declared in the application to the OCS with respect to the product or technology, may require us to notify, or to obtain the approval of, the OCS, and may result in increased royalty payments to the OCS of up to 300%

of the total grant amounts received in connection with the product or technology, plus interest, depending on the portion of total manufacturing that is performed outside of Israel. These restrictions may impair our ability to sell our technology assets or to outsource or transfer development or manufacturing activities with respect to any product or technology. These restrictions continue to apply even after we have repaid any grants, in whole or in part.

We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. Furthermore, if we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS. If we fail to comply with the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received, together with interest and penalties, and may be subject to criminal penalties. See “Government Regulation and Funding — Israeli Government Programs.”

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a full tender offer can only be completed if the acquirer receives at least 95% of the issued share capital, and the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within three months following the completion of the tender offer, petition the court to alter the consideration for the acquisition.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders. See “— Description of Share Capital — Acquisitions Under Israeli Law.”

We have received Israeli government grants and loans for the operation of a biotechnology incubator and for certain research and development expenditures. The terms of these grants and loans may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants and loans. Such grants and loans may be terminated or reduced in the future, which would increase our costs. See “— Government Regulation and Funding — Israeli Government Programs.”

It may be difficult to enforce a U.S. judgment against us and our officers and directors named in this prospectus in Israel or the United States, or to serve process on our officers and directors.

We are incorporated in Israel. Most of our executive officers and all of our directors listed in this prospectus reside outside of the United States, and all of our assets and most of the assets of our executive officers and directors are located outside of the United States. Therefore, a judgment obtained against us or most of our executive officers and all of our directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.

Your rights and responsibilities as a shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated under Israeli law. The rights and responsibilities of the holders of our ordinary shares are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

FORWARD-LOOKING STATEMENTS

Some of the statements under the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. In addition, the sections of this prospectus entitled “Summary” and “Business” contain information obtained from independent industry sources that we have not independently verified. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials, and other therapeutic candidate development efforts;
•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;
•	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;
•	the clinical development, commercialization, and market acceptance of our therapeutic candidates;
•	our ability to establish and maintain corporate collaborations;
•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;
•	the implementation of our business model, strategic plans for our business and therapeutic candidates;
•	the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;
•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
•	competitive companies, technologies and our industry;
•	statements as to the impact of the political and security situation in Israel on our business; and
•	our use of the net proceeds from this offering.

EXCHANGE RATE INFORMATION

We prepare our financial statements in NIS. No representation is made that the NIS amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

Fluctuations in the exchange rates between the NIS and the U.S. dollar will affect the dollar amounts received by owners of our ordinary shares on payment of dividends, if any, paid in NIS.

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S.$
Year Ended December 31,	High	Low	Average	Period End
2009	4.256	3.690	3.923	3.775
2008	4.022	3.230	3.586	3.802
2007	4.342	3.830	4.110	3.846
2006	4.725	4.176	4.453	4.225
2005	4.741	4.299	4.486	4.603

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S.$
Month	High	Low	Average	Period End
September 2010 (up to September 14)	3.798	3.770	3.780	3.772
August 2010	3.829	3.753	3.791	3.817
July 2010	3.894	3.779	3.854	3.779
June 2010	3.888	3.814	3.852	3.875
May 2010	3.870	3.730	3.785	3.829
April 2010	3.749	3.682	3.713	3.716
March 2010	3.787	3.714	3.744	3.750

On June 30, 2010, the closing representative rate was $1.00 to NIS 3.875, as reported by the Bank of Israel.

PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares have been trading on the TASE under the symbol “BLRX” since February 2007. No trading market currently exists for our ordinary shares in the United States. We have applied to have our ordinary shares listed on The NASDAQ Global Market under the symbol “BLRX.”

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars. U.S. dollar per ordinary share amounts are calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel. The prices set forth in this section do not give effect to the reverse stock split which we expect to complete immediately prior to the date of this prospectus.

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2009	5.68	0.86	1.53	0.23
2008	4.25	0.69	1.10	0.17
2007 (from February 8, 2007)	6.65	3.80	1.57	0.89
Quarterly:
Second Quarter 2010	4.69	3.00	1.27	0.78
First Quarter 2010	4.75	3.80	1.26	1.03
Fourth Quarter 2009	5.68	3.50	1.53	0.93
Third Quarter 2009	4.60	1.74	1.22	0.44
Second Quarter 2009	2.79	1.33	0.72	0.32
First Quarter 2009	1.86	0.86	0.47	0.23
Fourth Quarter 2008	1.81	0.69	0.52	0.17
Third Quarter 2008	3.00	1.79	0.86	0.52
Second Quarter 2008	3.50	2.37	1.02	0.71
First Quarter 2008	4.25	2.38	1.10	0.70
Most Recent Six Months:
September 2010 (up to September 14)	3.51	3.26	0.93	0.86
August 2010	3.82	3.26	1.01	0.85
July 2010	3.63	3.22	0.44	0.83
June 2010	4.45	3.15	1.17	0.81
May 2010	4.23	3.00	1.13	0.78
April 2010	4.69	4.30	1.27	1.15
March 2010	4.75	4.18	1.26	1.10

On June 30, 2010, the last reported sales price of our ordinary shares on the TASE was NIS 3.34 per share, or $0.86 per share (based on the exchange rate reported by the Bank of Israel for such date). On June 30, 2010, the exchange rate of the NIS to the dollar was $1.00 = NIS 3.875, as reported by the Bank of Israel. As of June 30, 2010 there were three shareholders of record of our ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares.

Our Series 2 Warrants are also traded on the TASE. Currently there are 7,528,946 Series 2 Warrants outstanding, all of which are exercisable for one ordinary share at a per share exercise price of NIS 6.08, or $1.57 (based on the exchange rate on June 30, 2010). The Series 2 Warrants expire on December 29, 2011. As of June 30, 2010, there was one shareholder of record of our Series 2 Warrants. The number of record holders of our Series 2 Warrants is not representative of the number of beneficial holders of our Series 2 Warrants. On June 30, 2010, the last reported sales price of our Series 2 Warrants on the TASE was NIS 0.74, or $0.19 per share (based on the exchange rate reported by the Bank of Israel for such date).

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $31.0 million, based on an assumed initial public offering price per ordinary share of $        , the midpoint of the estimated initial public offering price range, after deducting the underwriting discounts and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we will receive additional proceeds of approximately $4.5 million, after deducting underwriting discounts and commissions and the estimated expenses payable by us.

We expect to use the net proceeds of this offering as follows:

•	approximately $21.0 million of the net proceeds to fund the phase 1 and phase 2 clinical trials of, and commence commercialization efforts for our next two therapeutic candidates and to fund pre-clinical studies of the next two therapeutic candidates to advance from the feasibility stage to the pre-clinical and initial phase 1 clinical stages;
•	approximately $5.0 million of the net proceeds to fund feasibility studies for up to 12 molecules as they are introduced to our pipeline, if any; and
•	approximately $5.0 million of the net proceeds to fund our operations and for general corporate purposes and business development and marketing efforts.

We do not expect to use any of the proceeds of this offering to develop BL-1020 and BL-1040 further, in light of the fact that they have been out-licensed to Cypress Bioscience and Ikaria, respectively, and we are not responsible for further development costs under the out-licensing agreements. We do not expect to perform further studies on BL-5010, other than the study currently in progress; however, we may elect to do so if we believe there will be a significant advantage in our commercialization efforts in respect of the compound. Any additional study, the cost of which is not expected to exceed $5.0 million, would be funded from our current cash resources.

If we elect to commercialize any of our therapeutic candidates internally, we may use a portion of the net proceeds to fund the commercialization. We may also use a portion of the net proceeds for the potential acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our research, development and commercialization efforts, the progress of our preclinical and clinical trials, our ability to enter into our licensing arrangements and strategic collaborations and our operating costs and expenditures. We may find it necessary or advisable to use the net proceeds for other purposes. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds in short term, interest-bearing investment-grade securities.

We will require substantial additional funds to complete the research and development and clinical and regulatory activities necessary to bring our therapeutic candidates to market. We believe that the net proceeds from this offering, our existing cash and cash equivalents, and funding we expect to receive under our current license agreements will be sufficient to fund our operations for at least the next 24 months. However, our funding requirements may change and will depend upon numerous factors, many of which are currently unknown to us, and we may need additional funds sooner than planned. Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through payments received under our collaborations, debt or equity financings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts. We cannot assure you that additional funds will be available when we need them on terms that are acceptable to us, or at all.

DIVIDEND POLICY

We have never declared or paid cash dividends to our shareholders. Currently we do not intend to pay cash dividends. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our consolidated capitalization as determined in accordance with IFRS as of June 30, 2010:

•	on an actual basis;
•	as adjusted to reflect the sale of ordinary shares at an assumed initial public offering price of $ , the midpoint of the estimated initial public offering price range and the receipt by us of net proceeds equal to $ million, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of June 30, 2010
	Actual	Pro forma as adjusted
(unaudited) (NIS in thousands)
Liabilities and shareholders’ equity
Current Liabilities:
Accounts payable and accruals:
Trade
Other
Total current liabilities
Long-Term Liabilities:
Long-term loan, less current maturities
Total liabilities
Shareholders’ equity:
Ordinary shares
Warrants
Share premium
Capital reserve
Accumulated loss
Total stockholder’s equity

DILUTION

Our net tangible book value on June 30, 2010 was approximately $19.4 million, equivalent to $0.16 per ordinary share. We have calculated our net tangible book value per share by:

•	subtracting our liabilities from our total assets and deducting goodwill, intangible assets and debt issuance costs; and
•	dividing the difference by the number of ordinary shares outstanding.

After giving effect to adjustments relating to the offering, our pro forma net tangible book value on June 30, 2010 would have been approximately $     million, equivalent to $     per ordinary share. The adjustments made to determine our pro forma book value are as follows:

•	an increase in total assets to reflect the net proceeds of the offering received by us as described under “Use of Proceeds;” and
•	the addition of the ordinary shares offered in this prospectus to the number of ordinary shares outstanding.

The following table illustrates the immediate increase in our pro forma net tangible book value of $     per ordinary share and the immediate pro forma dilution to new investors:

Assumed public offering price per ordinary share		$
Net tangible book value per share as of June 30, 2010	$0.16
Increase in net tangible book value per share attributable to the offering
Pro forma net tangible book value per share as of June 30, 2010 after giving effect to the offering
Dilution per ordinary share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $   per share (the midpoint of the range on the cover of this prospectus) would increase (decrease) the net tangible book value by $  , the net tangible book value per ordinary share after this offering by $   per ordinary share and the dilution in net tangible book value per ordinary share to investors in this offering by $   per ordinary share, assuming that the number of ordinary shares offered by us remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

The table below summarizes, as of June 30, 2010, the differences for our existing shareholders and new shareholders in this offering, with respect to the number of ordinary shares purchased from us, the total consideration paid and the average per ordinary share price paid before deducting fees and offering expenses.

	Shares issued		Total consideration		Average price per share
	Number	%	Amount	%
(in thousands of U.S. dollars, except per share data)
Our existing shareholders		%	$	%	$
New shareholders in this offering
Total		%	$	%

The discussion and table above assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option, the pro forma number of our ordinary shares held by new shareholders will increase to   , or approximately   %, of the total pro forma number of our ordinary shares outstanding after this offering. The discussion and table above also do not include (i) an aggregate of 7,084,166 ordinary shares we have reserved for issuance upon the exercise of outstanding options as of June 30, 2010 or (ii) an aggregate of 7,528,946 ordinary shares issuable upon exercise of our outstanding Series 2 Warrants, which amounts do not give effect to the proposed reverse stock split. If all of the outstanding options and warrants were exercised, pro forma net tangible book value per ordinary share would be $   and dilution to new investors would be $  .

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data for the periods ended and as of the dates indicated. The following selected historical consolidated financial data for our company should be read in conjunction with the historical financial information, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other information provided elsewhere in this prospectus and our consolidated financial statements and related notes. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety thereby. We derived the selected consolidated financial data as of and for the six months ended June 30, 2010 and June 30, 2009 from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, our unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position, results of operations and cash flows as of and for the periods indicated therein. The results of operations for the six months ended June 30, 2010 and June 30, 2009 are not necessarily indicative of the operating results to be expected for the full fiscal years encompassing those periods.

We have derived the selected consolidated financial statements as of and for the periods ended December 31, 2007, 2008, and 2009 from our audited consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements included in this prospectus were prepared in NIS in accordance with IFRS.

	Year Ended December 31,				Six Months Ended June 30,
Consolidated Statements Of Operations Data:(1)	2006	2007	2008	2009	2009	2010	2010(2)
	(in thousands, except share and per share data)
	NIS						U.S.$
Revenues	—	—	—	63,909	—	—	—
Cost of revenues	—	—	—	(22,622)	—	—	—
Operating expenses:
Sales and marketing expenses	—	—	—	(3,085)	(1,477)	(2,184)	(564)
Research and development expenses, net	(42,193)	(75,863)	(106,156)	(90,302)	(49,850)	(37,032)	(9,557)
General and administrative expenses	(6,357)	(13,611)	(13,083)	(11,182)	(4,307)	(6,224)	(1,606)
Gain on adjusting warrants to fair value	—	27,557	3,658	—	—	—	—
Capital loss, net	(121)	—	—	—	—	—	—
Operating loss	(48,671)	(61,917)	(115,581)	(63,282)	(55,634)	(45,440)	(11,727)
Financial income	584	7,875	13,001	3,928	3,799	2,878	743
Financial expenses	(834)	(5,377)	(12,269)	(2,164)	(1,739)	(1,062)	(274)
Net loss	(48,921)	(59,419)	(114,849)	(61,158)	(53,574)	(43,624)	(11,258)
Net loss per ordinary share(3)	(1,772.6)	(0.88)	(1.44)	(0.63)	(0.68)	(0.35)	(0.09)
Number of ordinary shares used in computing loss per ordinary share	38,521	69,302,075	78,131,103	123,497,029	78,131,578	123,512,879	123,512,879

	As of June 30,
Consolidated Balance Sheet Data:	2010	2010(2)
	(in thousands NIS)	(in thousands U.S.$)
Cash and cash equivalents	88,489	22,836
Accounts receivable	—	—
Property, plant and equipment, net	4,696	1,212
Total assets	110,311	28,467
Total liabilities	32,815	8,468
Total shareholders’ equity	77,496	19,999

(1)	Data on diluted loss per share was not presented in the financial statements because the effect of the exercise of the options and warrants is anti-dilutive.
(2)	Calculated using the exchange rate reported by the Bank of Israel for June 30, 2010 at the rate of one U.S. dollar per NIS 3,875.
(3)	The net loss per share has been adjusted to reflect the benefit component related to the issuance of rights to investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly those in the “Risk Factors.”

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or address unmet medical needs. Our current development pipeline consists of three clinical therapeutic candidates, BL-1020, BL-1040 and BL-5010. In addition, we have seven therapeutic candidates in the advanced preclinical, early preclinical and discovery stages, including a compound for the treatment of neuropathic pain that we expect will enter clinical trials in 2010. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. We also operate, with the financial participation of the OCS, a biotechnology incubator to evaluate therapeutic candidates. As of June 30, 2010, we have received approximately $11.4 million in grants in the form of loans from the OCS to operate the incubator, which does not include $5.0 million we have received from the OCS outside of the incubator agreement, as of that date. Such amounts include loans equal to approximately $5.0 million for terminated programs. We do not expect to be required to repay loans for terminated programs. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently.

The following is a description of our three clinical therapeutic candidates:

•	BL-1020 is a new chemical entity in development for the treatment of schizophrenia. In September 2009, we announced positive topline results from a phase 2b clinical trial of BL-1020. We have entered into an exclusive, royalty-bearing out-licensing arrangement with Cypress Bioscience with respect to the development of, obtaining regulatory approval for, and the commercialization of BL-1020 in the United States, Canada and Mexico.
•	BL-1040 is a novel resorbable polymer solution for use in the prevention of cardiac remodeling that may occur in patients who have suffered an AMI. BL-1040, which is being developed as a medical device. In March 2010, we announced positive results from a phase 1/2 clinical trial. We have entered into an exclusive, worldwide, royalty-bearing out-licensing arrangement with Ikaria with respect to the development, manufacture and commercialization of BL-1040.
•	BL-5010 is a novel therapeutic candidate for the non-surgical removal of skin lesions. BL-5010 is currently the subject of a phase 1/2 clinical trial. We anticipate that the phase 1/2 clinical trial will be completed in the fourth quarter of 2010.

In July 2009, we entered into an exclusive, worldwide, royalty-bearing licensing arrangement with Ikaria which was amended and restated in August 2009. Under the agreement, we granted Ikaria an exclusive, worldwide license to develop, manufacture and commercialize BL-1040 for use in the prevention, mitigation and treatment of injuries to the myocardial tissue of the heart. Under the arrangement, Ikaria is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or products related thereto. We received an upfront payment equal to $7.0 million upon the execution of the license agreement. Upon successful completion of the phase 1/2 clinical trial, Ikaria paid us a milestone payment equal to $10.0 million and we are entitled to receive additional milestone and royalty payments upon the occurrence of certain events.

In June 2010, we entered into an exclusive, royalty-bearing out-licensing arrangement with Cypress Bioscience with regard to BL-1020, covering the United States, Canada and Mexico, which became effective in August 2010. Under the arrangement, Cypress Bioscience is obligated to use commercially reasonable efforts to develop, obtain regulatory approval for, and commercialize, BL-1020 for the prevention, diagnosis and treatment of all human diseases in the United States, Canada and Mexico. We have retained the rights to BL-1020 for the rest of the world. In addition, under the agreement Cypress Bioscience has licensed to us the right to use any and all regulatory data generated by Cypress Bioscience in connection with its pursuit of regulatory approval for BL-1020 in Cypress Bioscience’s territory for use by us outside of Cypress Bioscience’s territory, subject to our future reimbursement of certain pre-commercialization expenses incurred by Cypress Bioscience in generating such data. We received an upfront fee of $30.0 million from Cypress Bioscience upon the consent of the OCS to the agreement, and we are entitled to receive up to an additional $250.0 million in connection with the achievement of certain performance-based milestones and up to an additional $85.0 million upon the achievement of certain sales-based milestones. Cypress Bioscience may pay a portion of the first performance-based milestone payment by purchasing our ordinary shares, in its sole discretion.

Since inception in 2003, we have generated significant losses in connection with our research and development, including the clinical development and phase 2b clinical trial of BL-1020. At June 30, 2010, we had an accumulated deficit of NIS 368.9 million. Although we have begun to recognize revenues in connection with our licensing arrangement with Ikaria for BL-1040, and will recognize revenues in the third quarter of 2010 in connection with our licensing arrangement with Cypress Bioscience for BL-1020, we may continue to generate losses in connection with the research and development activities relating to our pipeline of therapeutic candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we may continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further develop our research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in three public offerings on the TASE), funding received from the OCS, payments received under the licensing arrangements with Ikaria and Cypress Bioscience, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, the net proceeds of this offering, potential future milestone payments that we expect to receive from Ikaria and Cypress Bioscience, interest earned on our investments and additional capital to be raised through public or private equity offerings or debt financings. As of June 30, 2010, we had approximately $22.8 million of cash and cash equivalents based on the exchange rate reported by the Bank of Israel as of that date. In addition, as of August 31, 2010, we had approximately $41.6 million of cash and cash equivalents, which reflects our receipt of the $30.0 million upfront payment from Cypress Bioscience less payments of $9.75 million, in the aggregate, that we made to the OCS, Bar Ilan Research and Development and Ramot.

Revenues

Our revenues to date have been generated primarily from milestone payments under our licensing arrangement with Ikaria. We entered into a license and collaboration agreement with Ikaria in July 2009, which was amended and restated in August 2009. Ikaria subsequently paid us an up-front payment of $7.0 million. In addition, upon successful completion of the phase 1/2 clinical trial, Ikaria paid us a milestone payment of $10.0 million. In June 2010, we entered into a license agreement with Cypress Bioscience, which closed upon receipt of consent by the OCS in August 2010.

Under the terms of our agreement with Ikaria, in addition to the payments mentioned above, the maximum future development-related payments to which we are entitled is $115.5 million. We are also entitled to maximum commercialization milestone payments of $150.0 million, subject to the terms and conditions of the license agreement. Certain payments we have received from Ikaria have been subject to a 15% withholding tax in the United States, and certain payments we may receive in the future, if at all, may also be subject to a 15% withholding tax in the United States. We received an upfront fee of $30.0 million from Cypress Bioscience upon the consent of the OCS to the agreement in August 2010. In addition, we are entitled to up to an additional $250.0 million in connection with the achievement of certain performance-based milestones and an additional up to $85.0 million upon the achievement of certain sales-based milestones. We believe that the sales-based milestone and royalty payments will be subject to a 15% withholding tax. Receipt of any milestone payment under either of the agreements depends on many factors, some of which are beyond our control. We cannot assure you that we will receive any of these future payments. We may be able to use U.S. taxes withheld from payments to us as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. In addition, we believe that we may be able to get a refund of such withholding taxes from the U.S. government but there can be no assurance that we will be able to get such a refund. Our payments to our in-licensors are to be made from the net consideration received from our out-licensees.

We expect our revenues for the next several years to be derived primarily from payments under our current agreements with Ikaria and Cypress Bioscience, as well as additional collaborations that we may enter into in the future, including with regard to BL-5010 or other therapeutic candidates. Furthermore, we may receive future royalties on product sales, if any, under our agreements with Ikaria and Cypress Bioscience, as well as under any future agreement on BL-5010 or other compounds.

Our remaining therapeutic candidates are currently in development and, therefore, we do not expect to generate any revenues from these products for at least the next several years, if at all.

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We primarily use external service providers to manufacture our product candidates for clinical trials and for the majority of our preclinical and clinical development work. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our therapeutic candidates.

The following table identifies our current major research and development projects:

Project	Status	Expected Near Term Milestone
BL-1020	Completed phase 2b	A clinical trial assessing BL-1020’s effect on cognition and psychosis is expected to commence in 2011
BL-1040	Completed phase 1/2	Ikaria reports that a phase 2 and a pivotal phase 3 are expected to commence in 2011
BL-5010	Phase 1/2	Completion of phase 1/2 study in the fourth quarter of 2010
BL-1021	Preclinical	Phase 1 trial by the end of the fourth quarter of 2010

In addition to the projects set forth above, we have a number of projects that are in the research and discovery phase with relatively immaterial costs.

We record costs for each development project on a “direct cost” basis only. Direct costs, which include contract research organization expenses, consulting expenses, patent expenses, materials, and other, similar expenses, are recorded to the project for which such expenses are incurred. However, salary and overhead costs, including, but not limited to salary expenses (including salaries for research and development personnel), facilities, depreciation, and stock-based compensation, are considered overhead, and are shared among all of our projects and are not recorded on a project-by-project basis. We do not allocate direct salaries to projects due to the fact that our project managers are generally involved in several projects at different stages of development, and the related salary expense is not significant to the overall cost of the applicable projects. In addition, indirect labor costs relating to our departments that support the research and development process, such as chemistry, manufacturing and controls (CMC), pre-clinical analysis, laboratory testing and initial drug sample production, as well as rent and other administrative overhead costs, are shared by many different projects and have never been considered by management to be of significance in its decision-making process with respect to any specific project. Accordingly, such costs have not been specifically allocated to individual projects. Certain of such costs are covered by OCS funding.

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the six months ended June 30, 2010 and the years ended December 31, 2007, 2008 and 2009, and on an aggregate basis since project inception:

	Year Ended December 31,			Six Months Ended June 30,	Total Costs Since Project Inception
	2007	2008	2009	2010
	(U.S. $ in thousands)
BL-1020	8,410	14,090	11,820	285	41,175
BL-1040	2,940	3,340	2,050	114	10,185
BL-5010	—	670	860	208	1,738
BL-1021	830	3,580	1,010	404	6,064
Other projects	2,960	7,220	1,240	1,244	18,004
Total gross direct project costs	15,140	28,900	16,980	2,255	77,166

A significant portion of our research and development costs have been incurred in connection with our phase 2b clinical trial of BL-1020.

The costs and expenses of our projects are partially funded by grants we have received from the OCS. Each grant is deducted from the related research and development expenses as the costs are incurred. For additional information regarding the grant process, see “Government Regulation and Funding — Israeli Government Programs.” There can be no assurance that we will continue to receive grants from the OCS in amounts sufficient to fund our operations, if at all. In addition, under our licensing agreement with Ikaria, Ikaria is responsible for the costs associated with conducting all development activities for BL-1040, other than the costs associated with the phase 1/2 studies, and under our out-licensing agreement with Cypress Bioscience, Cypress Bioscience is responsible for substantially all of the costs associated with development activities for BL-1020 in the United States, Canada and Mexico. See “Business — Out-Licensing Agreement with Ikaria Holdings” and “Business — Out-Licensing Agreement with Cypress Bioscience.”

From our inception through June 30, 2010, we have incurred research and development expense of $100.4 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each therapeutic candidate, as well as ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See “Risk Factors — If we or our licensees are unable to obtain U.S. and/or foreign regulatory approval for our therapeutic candidates, we will be unable to commercialize our therapeutic candidates.”

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain therapeutic candidates or projects in order to focus our resources on more promising therapeutic candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate.

The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the clinical trials;
•	the length of time required to enroll suitable patients;
•	the number of patients that participate in the clinical trials;
•	the duration of patient follow-up;
•	the development stage of the therapeutic candidate; and
•	the efficacy and safety profile of the therapeutic candidate.

We expect our research and development expenses to increase in the future from current levels as we continue the advancement of our clinical trials and preclinical product development projects and place significant emphasis on in-licensing new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including accounting, finance, legal, business development, investor relations, information technology and human resources. Other significant general and administration costs include facilities costs, professional fees for outside accounting and legal services, travel costs, insurance premiums and depreciation.

Financial Expense and Income

Financial expense and income consists of interest earned on our cash and cash equivalents; bank fees and other transactional costs; and expense or income resulting from fluctuations of the dollar and other currencies, in which a portion of our assets and liabilities are denominated, against the NIS (our functional currency).

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2009. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

The discussion and analysis of our financial condition and results of operations is based on our financial statements, which we prepare in accordance with IFRS. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Functional Currency

The currency of the primary economic environment in which our operations are conducted is the NIS. As we have not recorded significant recurring revenues since our inception, we consider the currency of the primary economic environment to be the currency in which we expend cash. A significant portion of our expenses and capital expenditures are incurred in NIS, and almost all of our financing has been provided in NIS.

Revenue recognition

We recognize revenues in accordance with International Accounting Standard No. 18, or IAS 18. Under IAS 18, revenues incurred in connection with the out-licensing of our patents and other intellectual property are recognized when all of the following criteria have been met as of the applicable balance sheet date:

•	we have transferred to the licensee the significant risks and rewards of the rights to the patents and intellectual property;
•	we do not retain either the continuing managerial involvement to the degree usually associated with ownership or the effective control over the patents and intellectual property;
•	we can reliably measure the amount of revenue to be recognized;
•	it is probable that the economic benefits associated with the transaction will flow to us; and
•	we can reliably measure the costs incurred or to be incurred in respect of the out-licensing.

We recognize revenues incurred in connection with the rendering of services by reference to the stage of completion of the transaction at the balance sheet date, if and when the outcome of the transaction can be estimated reliably.

We recognize revenues from royalties on an accrual basis when they become probable in accordance with the substance of the relevant agreement.

Accrued Expenses

We are required to estimate accrued expenses as part of our process of preparing financial statements. This process involves estimating the level of service performed on our behalf and the associated cost incurred in instances where we have not been invoiced or otherwise notified of actual costs. Examples of areas in which subjective judgments may be required include costs associated with services provided by contract organizations for preclinical development, clinical trials and manufacturing of clinical materials. We account for expenses associated with these external services by determining the total cost of a given study based on the terms of the related contract. We accrue for costs incurred as the services are being provided by monitoring the status of the trials and the invoices received from our external service providers. In the case of clinical trials, the estimated cost normally relates to the projected costs of treating the patients in our trials, which we recognize over the estimated term of the trial according to the number of patients enrolled in the trial on an ongoing basis, beginning with patient enrollment. As actual costs become known to us, we adjust our accruals.

Investments in Financial Assets

The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments. Due to the short-term maturities of our investments to date, their carrying value has always approximated their fair value.

A financial asset is classified in this category if our management has designated it as a financial asset upon initial recognition, because it is managed and its performance is evaluated on a fair-value basis in accordance with a documented risk management or investment strategy. Our investment policy with regard to excess cash, as adopted by our Board of Directors, is composed of the following objectives: (i) preserving investment principal; (ii) providing liquidity; and (iii) providing optimum yields pursuant to the policy guidelines and market conditions. The policy provides detailed guidelines as to the securities and other financial instruments in which we are allowed to invest. In addition, in order to maintain liquidity, investments are structured to provide flexibility to liquidate at least 50% of all investments within 15 business days. Information about these assets, including details of the portfolio and income earned, is provided internally on a quarterly basis to our key management personnel. Any divergence from this investment policy requires approval from our Board of Directors.

Government participation in research and development expenses

We receive research and development funding from the State of Israel through the OCS, both in the form of loans extended to our biotechnology incubator, as well as in the form of grants. In accordance with the OCS programs, we are entitled to a specific grant or loan with respect to a development project only after we incur development costs related to the project. Such loans and grants qualify as “forgivable loans” in accordance with IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance,” since they are repayable only if we generate revenues related to the underlying project.

In accordance with IAS 20, we account for each forgivable loan as a liability unless it is more likely than not that we will meet the terms of forgiveness of the loan, in which case the forgivable loan is accounted for as a government grant and carried to income as a reduction of the research and development expenses. Upon the initiation of any project for which we have received a loan, we consider it more likely than not that the project will not reach the revenue-generating stage during the entire development phase of the project when determining the accounting treatment of the related loan. Our determination is based on the high risk nature of pharmaceutical development generally and specifically on our strategy of initializing projects in the earliest stages of development. Therefore, we record a liability in respect of forgivable loans on a project only when it becomes probable that we will repay the loan.

Liabilities to the OCS in respect of out-licensing transactions are generally discussed and negotiated with the OCS, due to the fact that such licensing transactions do not fit into the standard development funding model contemplated by the Israeli Research and Development Law. In June 2010, we received a notification regarding the payment due in connection with the BL-1040 project, which we have paid in full. Accordingly, we have no further liabilities to the OCS with respect to BL-1040. We have accrued a liability of $4.5 million to the OCS in connection with the BL-1020 out-licensing transaction (of which $3.0 million was paid in August 2010), representing the full amount of the grants received from the OCS in respect of the BL-1020 project. This represents our best estimate of the liability to the OCS related to BL-1020. We may incur additional liabilities to the OCS, depending on the portion of total manufacturing that is performed outside of Israel in respect of BL-1020. Such liabilities will only accrue, if at all, with respect to any payment received in connection with BL-1020, when we determine that it is more likely than not that the payment will become payable.

Stock-based Compensation

We account for stock-based compensation arrangements in accordance with the provisions of IFRS 2. IFRS 2 requires companies to recognize stock compensation expense for awards of equity instruments based on grant-date fair value of those awards (with limited exceptions). The cost is recognized as compensation expense over the life of the instruments, based upon the grant-date fair value of the equity or liability instruments issued. The fair value of our option grants is computed as of the grant date based on the Black-Scholes model, using the standard parameters established in that model including estimates relating to volatility of our stock, risk-free interest rates, estimated life of the equity instruments issued and the market price of our stock. As our stock is publicly traded on the TASE, we do not need to estimate the fair market value of our shares. Rather, we use the actual closing market price of our shares on the date of grant, as reported by the TASE.

Warrants

We issued Series 1 Warrants in connection with our Israeli initial public offering in February 2007. In accordance with IFRS, we allocated a portion of the consideration received to the warrants based on their fair value at the time. The consideration allocated to warrants is generally reflected in shareholders’ equity, except in cases in which the exercise price of the warrants is not fixed. Due to the fact that the exercise price of the warrants we issued was linked to the Israeli consumer price index, the warrants were reflected as a financial liability and changes in the market value of the warrants were recorded in our statement of operations. Effective July 2008, the linkage to the Israeli consumer price index was no longer applicable, and such warrants were reclassified to shareholders’ equity at their then current fair value. Subsequent changes in the market value of those warrants have no longer been reflected in our financial statements effective as of such date. In December 2009, we issued Series 2 Warrants exercisable for 7,528,946 ordinary shares. The Series 2 Warrants have a fixed exercise price and are classified as shareholders’ equity.

Recent Accounting Pronouncements

The recent accounting pronouncements set forth below became effective in 2009. None of the accounting pronouncements had a material adverse effect on our financial statements.

IFRS 7 “Financial instruments — Disclosures” (amendment) (effective January 1, 2009) requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements in accordance with a fair value measurement hierarchy.

IAS 1 (revised) “Presentation of financial statements” (effective January 1, 2009) is a revised standard that establishes overall requirements for presentation of the financial statements, as well as guidelines for their structure and minimal requirements for their content. Among other things, the revised standard prohibits the presentation of items of income and expense (i.e., “non-owner changes in equity”) in the statement of changes in equity, requiring non-owner changes in equity to be presented separately from owner changes in equity in a statement of comprehensive income. As a result of the revised standard, we present all owner changes in equity in our consolidated statement of changes in equity, and we present all non-owner changes in equity in the consolidated statement of comprehensive loss. We have re-presented comparative information to conform with the revised standard.

IFRS 2 (amendment), “Share-based payment” (effective January 1, 2009) covers vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. Such features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment in the financial statements. We adopted IFRS 2 (amendment) effective January 1, 2009. The amendment did not have a material impact on our financial statements for the periods reported herein.

IAS 38 (amendment), “Intangible Assets” (effective January 1, 2009) is part of the IASB’s annual improvements project published in May 2008. The amendment stipulates that a prepayment may only be recognized if that payment has been made in advance of obtaining the right of access to goods or receipt of services.

IAS 20 (amendment), “Accounting for Government Grants and Disclosure of Government Assistance” (effective January 1, 2009) requires that the benefit of a below-market-rate government loan be measured as the difference between the carrying amount of the loan upon initial recognition in accordance with IAS 39, “Financial Instruments: Recognition and Measurement,” and the proceeds received with the benefit accounted for in accordance with IAS 20.

The standards and amendments to existing standards set forth below have been published and are mandatory for accounting periods beginning on or after January 1, 2010 or later periods, and may be adopted early. We have not elected to adopt the standards and amendments to existing standards early.

IFRS 3 (revised), “Business combinations” (effective July 1, 2009) is a revised standard that continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs are to be expensed. We intend to apply IFRS 3 (revised) prospectively to all business combinations commencing on January 1, 2010, and we are currently assessing the possible effects of applying the revised standard on our financial statements in future periods.

IAS 27 (revised), “Consolidated and separate financial statements” (effective July 1, 2009) is a revised standard that requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting treatment when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognized in profit or loss. We intend to apply IAS 27 (revised) prospectively to transactions with non-controlling interests commencing on January 1, 2010.

IAS 32 (amendment), “Classification of rights issues” (effective October 2009) modifies the accounting treatment of rights issues. The current practice with respect to rights issues offered for a fixed amount of foreign currency requires that the issues be accounted for as derivative liabilities. IAS 32 (amendment) provides that if such rights are issued pro rata to all existing shareholders of an entity in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated. The amendment is effective for annual periods beginning on or after February 1, 2010, with early application permissible. We intend to apply this amendment in our financial statements commencing on January 1, 2011.

International Financial Reporting Interpretations Committee interpretation (IFRIC) 17 (amendment), “Distribution of non-cash assets to owners,” effective July 1, 2009 provides guidance on accounting for arrangements in which an entity distributes non-cash assets to its shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. We intend to apply IFRIC 17 commencing on January 1, 2010.

IFRS 5 (amendment), “Disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations” (effective January 1, 2010) clarifies that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirements of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty). We intend to apply IFRS 5 (amendment) commencing on January 1, 2010.

Results of Operations

Revenues

In accordance with the out-licensing arrangement we entered into with Ikaria in July 2009, we were entitled to an upfront payment of NIS 26.1 million ($7.0 million based on the exchange rate reported by the Bank of Israel for the date of payment), which we received in October 2009. In addition, upon notification in February 2010 of the successful completion of our phase 1/2 clinical trial (which was substantially complete as of July 2009), we were entitled to a milestone payment of NIS 37.8 million ($10.0 million). This payment was received in April 2010. See “Business — Out-Licensing Agreement with Ikaria Holdings.” These payments were recognized as revenue for the year ended December 31, 2009. We did not record any revenue during the year ended December 31, 2008.

In August 2010, we received a payment of $30.0 million in connection with our out-licensing arrangement with Cypress Bioscience. See “Business — Out-Licensing Agreement with Cypress Bioscience.”

Cost of revenues

Cost of revenues for the year ended December 31, 2009 consists primarily of royalty payments due to the licensor under the in-licensing agreement related to BL-1040 as well as NIS 4.4 million paid to the OCS, which represents a portion of the payments we made to the OCS in connection with the payments we received from Ikaria under our out-licensing agreement covering BL-1040. We did not record any cost of revenues during the year ended December 31, 2008.

Research and development expenses

At December 31, 2009, our drug development pipeline consisted of 12 therapeutic candidates. We discontinued the development of three compounds during the year ended December 31, 2009. Subsequently, we discontinued the development of one compound during the quarter ended March 31, 2010 and one compound in April 2010. We did not add any new compounds to our pipeline during such periods and our pipeline now consists of 10 therapeutic compounds. Our research and development expenses for the year ended December 31, 2009 were NIS 90.3 million, a decrease of NIS 15.9 million, or 15.0%, compared to NIS 106.2 million for the year ended December 31, 2008. Research and development expenses for the year ended December 31, 2009 included payments to the OCS of NIS 8.7 million, relating to funds previously received from the OCS in respect of BL-1040, which had been previously reflected in prior periods as a reduction in research and development expenses.

Comparison of the Six Months Ended June 30, 2010 to the Six Months Ended June 30, 2009

Sales and marketing expenses

Sales and marketing expenses for the six months ended June 30, 2010 were NIS 2.2 million, an increase of NIS 0.7 million, or 47%, compared to NIS 1.5 million for the six months ended June 30, 2009. The increase resulted primarily from the strategic partnering efforts in connection with BL-1020 that commenced during the fourth quarter of 2009.

Research and development expenses

Research and development expenses for the six months ended June 30, 2010 were NIS 37.0 million, a decrease of NIS 12.9 million, or 26%, compared to NIS 49.9 million for the six months ended June 30, 2009. The decrease resulted primarily from significantly decreased costs relating to the BL-1020 and BL-1040 clinical trials, reduced spending on other projects and the cessation of new project introductions during 2009. The decrease was partly offset by our accrual of a liability to the OCS of NIS 17.0 million during the second quarter of 2010 in connection with our out-licensing of BL-1020.

General and administrative expenses

General and administrative expenses were NIS 6.2 million for the six months ended June 30, 2010, an increase of NIS 1.9 million, or 44%, compared to NIS 4.3 million for the six months ended June 30, 2009. The increase in general and administrative expenses resulted primarily from options granted at the end of the first quarter of 2010 and from certain legal and other professional fees.

Financial income, net

We recognized net financial income of NIS 1.8 million for the six months ended June 30, 2010, a decrease of NIS 0.3 million, or 14%, compared to net financial income of NIS 2.1 million for the six months ended June 30, 2009. The decrease in net financial income resulted primarily from the decrease in the average exchange rate of foreign currencies in relation to the NIS during 2010, which had a negative effect on our net assets denominated in such foreign currencies during the six months ended June 30, 2010.

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008

Research and development expenses

Research and development expenses for the year ended December 31, 2009 were NIS 90.3 million, a decrease of NIS 15.9 million, or 15.0%, compared to NIS 106.2 million for the year ended December 31, 2008. The decrease resulted primarily from decreased costs relating to the BL-1020 and BL-1040 clinical trials, reduced spending on other projects and the cessation of new project introductions during 2009 in connection with the spending reduction plan we instituted at the beginning of 2009 to conserve our cash resources and focus on the completion of our BL-1020 and BL-1040 clinical trials. In addition, our research and development costs were reduced in connection with the reduction of research and personnel from 45 employees as of December 31, 2008, to 33 employees as of December 31, 2009.

General and administrative expenses

General and administrative expenses were NIS 11.2 million for the year ended December 31, 2009, a decrease of NIS 1.9 million, or 14.5%, compared to NIS 13.1 million for the year ended December 31, 2008. The decrease in general and administrative expenses resulted primarily from cost reductions instituted at the beginning of 2009, as well as a decrease in share-based compensation expense compared with the year ended December 31, 2008.

Gain on adjusting warrants to fair value

In accordance with IFRS, we recognized a gain of NIS 3.7 million for the year ended December 31, 2008 on the fair value adjustment of outstanding warrants which were reflected as a liability on our balance sheet from the date of their issuance in February 2007 through June 2008. The remaining liability in connection with the warrants was reclassified to shareholders’ equity effective July 1, 2008, and the warrants expired in February 2009. Accordingly, the warrants had no effect on our results of operations for the year ended December 31, 2009.

Financial income, net

We recognized net financial income of NIS 1.8 million for the year ended December 31, 2009, an increase of NIS 1.1 million, or 157.0%, compared to net financial income of NIS 0.7 million for the year ended December 31, 2008. The increase in net financial income resulted primarily from the increase in the average exchange rate of foreign currencies in relation to the NIS during 2009, which had a positive effect on our net assets denominated in such foreign currencies during the year ended December 31, 2009.

Comparison of the Year Ended December 31, 2008 to the Year Ended December 31, 2007

Research and development expenses

Research and development expenses for the year ended December 31, 2008 were NIS 106.2 million, an increase of NIS 30.3 million, or 39.9%, compared to NIS 75.9 million for the year ended December 31, 2007. The increase resulted primarily from the costs incurred in connection with the progress in our phase 2b clinical trial for BL-1020 and increased spending on certain of our other projects in the preclinical stage. In addition, our research and development costs increased in connection as the number of research and personnel increased to 45 employees as of December 31, 2008, from 32 employees as of December 31, 2007. During the year ended December 31, 2008, we added three compounds to our pipeline, discontinued the development of five compounds and suspended the development of one compound.

General and administrative expenses

General and administrative expenses were NIS 13.1 million for the year ended December 31, 2008, a decrease of NIS 500,000, or 3.7%, compared to NIS 13.6 million for the year ended December 31, 2007. The decrease resulted primarily from a decrease in share-based compensation expense, as well as a reduction in professional fees, compared to the same expenses for the year ended December 31, 2007. The decreases were partially offset by an increase in general and administrative employees and related payroll costs for the year ended December 31, 2008.

Gain on adjusting warrants to fair value

In accordance with IFRS, we recognized a gain of NIS 3.7 million on the fair value adjustment of outstanding stock warrants reflected as a liability on our balance sheet from the date of their issuance in February 2007 through June 2008. We recognized a gain of NIS 27.6 million on the fair value adjustment of outstanding stock warrants reflected as a liability on our balance sheet for the year ended December 31, 2007.

Financial income, net

We recognized net financial income of NIS 732,000 for the year ended December 31, 2008, a decrease of NIS 1.8 million, or 71.0%, compared to net financial income of NIS 2.5 million for the year ended December 31, 2007. The decrease in net financial income resulted primarily from a decrease in cash balances and in global interest rates during the year ended December 31, 2008. The decrease was partially offset by expenses related to the issuance of warrants in 2007. Exchange rate changes on our net assets denominated in foreign currencies were not materially different between 2008 and 2007.

Quarterly Results of Operations

The following tables show our unaudited quarterly statements of operations for the periods indicated. We have prepared this quarterly information on a basis consistent with our audited consolidated financial statements and we believe it includes all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the information shown. Operating results for any quarter are not necessarily indicative of results for a full fiscal year.

Three Months Ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30
	2008				2009				2010
(in thousands NIS)
Consolidated statements of Operations
Revenues							26,138	37,771
Cost of revenues							(7,340)	(15,282)
Sales and marketing expenses					(423)	(1,054)	(329)	(3,085)	(959)	(1,225)
Research and development expenses, net	(28,271)	(18,910)	(28,359)	(30,616)	(26,486)	(23,364)	(32,636)	(7,816)	(10,736)	(26,296)
General and administrative expenses	(3,705)	(3,333)	(2,840)	(3,205)	(2,545)	(1,762)	(2,932)	(2,137)	(2,935)	(3,289)
Gain on adjusting options to fair value	3,242	416		—				—	—	—
Operating profit (loss)	(28,734)	(21,827)	(31,199)	(33,821)	(29,454)	(26,180)	(17,099)	9,451	(14,630)	(30,810)
Financial income, net	1,602	2,456	1,707	7,236	3,790	9	63	66	193	2,685
Financial expenses, net	(4,094)	(6,942)	(54)	(1,179)	(29)	(1,710)	(181)	(244)	(1,038)	(24)
Net profit (loss)	(31,226)	(26,313)	(29,546)	(27,764)	(25,693)	(27,881)	(17,217)	9,273	(15,475)	(28,149)

Our quarterly revenues and operating results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel) and private offerings of our equity securities, grants and loans from the OCS, and payments received under our strategic licensing arrangements. Since inception, we have raised approximately NIS 381.7 million in net proceeds from sales of our equity securities, including NIS 198.0 million from our initial public offering of ordinary shares and warrants on the TASE in February 2007, after deduction of offering expenses, NIS 51.8 million, after deduction of offering expenses, from our rights offering of ordinary shares completed in July 2009 and NIS 45.7 million, after deduction of offering expenses, from our follow-on offering in December 2009. At June 30, 2010, we held approximately NIS 88.5 million in cash and cash equivalents, and at December 31, 2009, we held approximately NIS 105.9 million in cash and cash equivalents, and have invested substantially all of our available cash funds in short-term bank deposits. In October 2009, we received the first payment of $7.0 million in connection with our licensing arrangement with Ikaria. In April 2010, we received a milestone payment of $10.0 million from Ikaria which was subject to U.S. withholding tax of approximately $1.5 million. In August 2010, we received a payment of $30.0 million from Cypress Bioscience and, subsequently, we paid the OCS $3.0 million, and paid Bar Ilan Research and Development and Ramot, the institutions from which we in-licensed the rights to BL-1020, $6.75 million, in the aggregate. We may be able to use U.S. taxes withheld as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. In addition, we believe that we may be able to get a refund of such withholding tax from the U.S. government but there can be no assurance that we will be able to get such a refund.

Net cash used in operating activities was NIS 18.7 million and NIS 67.2 million for the six months ended June 30, 2010 and 2009, respectively, and NIS 84.5 million, NIS 93.8 million and NIS 58.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. The NIS 48.5 million decrease in net cash used in operating activities during the six months ended June 30, 2010, compared to the same period in 2009, was primarily the result of a decrease in the loss for the period and a decrease in trade accounts receivable and other receivables. The NIS 9.3 million decrease in net cash used in operating activities during 2009, compared to 2008, was primarily the result of reduced spending on other projects and the cessation of new project introductions during 2009 in connection with the spending reduction plan we instituted at the beginning of 2009 to conserve our cash resources. The NIS 35.5 million increase in net cash used in operating activities during 2008, compared to 2007, was primarily the result of clinical trial expenses.

Net cash flows related to investing activities was minimal for the six months ended June 30, 2010. Net cash provided from investing activities for the six months ended June 30, 2009 was NIS 31.1 million, relating primarily to proceeds from the sale of financial assets at fair value through profit or loss.

Net cash provided by investing activities for the year ended December 31, 2009 was NIS 30.8 million and net cash used in investing activities was NIS 33.3 million and NIS 0.4 million for the years ended December 31, 2008 and 2007, respectively. The cash provided by investing activities during the year December 31, 2009 primarily resulted from the maturity of all our short-term investments during the year and their reinvestment into cash and cash equivalents.

Net cash flows related to financing activities was minimal for the six months ended June 30, 2010. Net cash provided from financing activities for the six months ended June 30, 2009 was NIS 15.8 million relating primarily to our public offering in Israel in June 2009.

Net cash provided by financing activities amounted to NIS 97.7 million for the year ended December 31, 2009, primarily relating to our two public offerings in Israel completed in July and December 2009. Net cash provided by financing activities for the year ended December 31, 2007 was NIS 246.2. The cash provided in 2007 relates primarily to our initial public offering of ordinary shares and warrants in February 2007.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash resources will be sufficient to fund our projected cash requirements through the fourth quarter of 2012, we will require significant additional financing in the future to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;
•	the scope, prioritization and number of our clinical trials and other research and development programs;
•	the amount of revenues we receive under our collaboration or licensing arrangements;
•	the costs of the development and expansion of our operational infrastructure;
•	the costs and timing of obtaining regulatory approval of our therapeutic candidates;
•	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;
•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;
•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;
•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;
•	the magnitude of our general and administrative expenses;
•	any cost that we may incur under current and future licensing arrangements relating to our therapeutic candidates; and
•	payments to the OCS.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through payments received under our collaborations, debt or equity financings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Contractual Obligations

The following table summarizes our significant contractual obligations at June 30, 2010:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in NIS)
Car leasing obligations	1,569,804	998,631	376,048	195,125	—
Premises leasing obligations	2,153,719	846,464	873,120	434,135	—
Purchase commitments	6,147,000	6,147,000	—	-	—
Total	9,870,523	7,992,095	1,249,168	629,260	—

The foregoing table does not include our in-licensing agreements. Under our in-licensing agreements, we are obligated to make certain payments to our licensors upon the achievement of agreed upon milestones. We are unable at this time to estimate the actual amount or timing of the costs we will incur in the future under these agreements; however, we do not expect any of the milestones to be achieved within the next 12 months. If all of the milestones are achieved over the life of each in-licensing agreement, we will be required to pay approximately $16.3 million, in the aggregate, to the applicable licensors. Some of the in-licensing agreements are accompanied by consulting, support and cooperation agreements, pursuant to which we are required to pay the licensors a fixed monthly amount, over a period stipulated in the applicable agreement, for their assistance in the continued research and development under the applicable license. All of our in-licensing agreements are terminable at-will by us upon prior written notice of 30 to 60 days. We are unable at this time to estimate the actual amount or timing of the costs we will incur in the future under these agreements. See “— In-Licensing Agreements.”

Quantitative and Qualitative Disclosure About Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Risk of Interest Rate Fluctuation

Following this offering, we do not anticipate undertaking any significant long-term borrowings. At present, our investments consist primarily of cash and cash equivalents. Following this offering, we may also invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments. Due to the short-term maturities of our investments to date, their carrying value has always approximated their fair value. It will be our policy to hold investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS, our functional and reporting currency, mainly against the dollar and the euro. Although the NIS is our functional currency, a significant portion of our expenses are denominated in both dollars and euros and currently all of our revenues are denominated in dollars. Our dollar and euro expenses consist principally of payments made to sub-contractors and consultants for preclinical studies, clinical trials and other research and development activities. We anticipate that a sizable portion of our expenses will continue to be denominated in currencies other than the NIS. If the NIS fluctuates significantly against either the dollar or the euro, it may have a negative impact on our results of operations. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Off-Balance Sheet Arrangements

Since inception, except for standard operating leases, we have not engaged in any off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

BUSINESS

Overview

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or that address unmet medical needs. Our current development pipeline consists of three clinical stage therapeutic candidates: BL-1020, a new chemical entity, or NCE, that we believe may be the first antipsychotic therapeutic to improve cognitive function in schizophrenia patients; BL-1040, a novel polymer solution for use in the prevention of cardiac remodeling following an acute myocardial infarction, or AMI, and BL-5010, a novel formulation for the non-surgical removal of skin lesions. In addition, we have seven therapeutic candidates in the preclinical stages of development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. None of our therapeutic candidates have been approved for marketing and, to date, there have been no commercial sales of any of our therapeutic candidates. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently.

Our most advanced therapeutic candidate, BL-1020, is in development for schizophrenia, a chronic, severe and disabling brain disorder that affects approximately 1.0% of the U.S. adult population as reported by the National Institute of Mental Health. Schizophrenia patients are typically treated with one of several commercially available antipsychotics, all of which are associated with side effects that reduce patient compliance and do not address the deterioration of cognitive function that affects the daily lives of schizophrenia patients. Despite these drawbacks, the three most commonly used antipsychotics, Risperdal, Zyprexa and Seroquel, reached aggregate sales of approximately $7.1 billion in the United States in 2009, based on the annual reports filed with the SEC by each of Johnson & Johnson, Eli Lilly and Company and AstraZeneca Pharmaceuticals LP, the companies that market those drugs.

BL-1020 is a new chemical entity that effectively reduces psychotic symptoms which we believe may also improve cognition. BL-1020 targets the imbalance of two key neurotransmitters implicated in schizophrenia, dopamine and gamma aminobutyric acid, or GABA. We believe that the reduction in psychotic symptoms is attributed to BL-1020’s dopamine antagonism and that BL-1020 may also improve cognition.

In our recently completed, 363-patient phase 2b EAGLE (Effective Anti-psychosis via GABA Level Enhancement) study, BL-1020 matched the antipsychotic efficacy of Risperdal, one of the leading approved antipsychotics, without evidence of the metabolic side effects associated with the use of atypical antipsychotics. Most significantly, BL-1020 demonstrated a clinically relevant and statistically significant improvement in cognition. Currently, there is no commercially available antipsychotic that improves cognitive function and this remains an important unmet medical need in the treatment of schizophrenia and other psychiatric and neurological diseases.

In June 2010, we entered into an exclusive, royalty-bearing out-licensing arrangement with Cypress Bioscience with regard to BL-1020, covering the United States, Canada and Mexico. The license became effective in August 2010, following receipt of consent by the OCS. Under the arrangement, Cypress Bioscience is obligated to use commercially reasonable efforts to develop, obtain regulatory approval for, and commercialize, BL-1020 for the prevention, diagnosis and treatment of all human diseases in the United States, Canada and Mexico. We have retained the rights to BL-1020 for the rest of the world. In addition, under the agreement, Cypress Bioscience licensed to us the right to use any and all regulatory data generated by Cypress Bioscience in connection with its pursuit of regulatory approval for BL-1020 in Cypress Bioscience’s territory for use by us outside of Cypress Bioscience’s territory, subject to our future reimbursement of certain pre-commercialization expenses incurred by Cypress Bioscience in generating such data. We received an upfront fee of $30.0 million from Cypress Bioscience upon the consent of the OCS to the agreement in August 2010, and we are entitled to receive up to an additional $250.0 million in connection with the achievement of certain performance-based milestones and up to an additional $85.0 million upon the achievement of certain sales-based milestones. We are also entitled to royalties, ranging from 12% to 18%, on annual net sales of BL-1020 in Cypress Bioscience’s territory under the agreement for the applicable royalty term. We are obligated to pay to Bar Ilan Research and Development and Ramot, collectively, a royalty payment equal to 22.5% of the net consideration we receive from Cypress Bioscience in connection with our in-licensing of BL-1020. We paid Bar Ilan Research and Development and Ramot $6.75 million, in the aggregate, from the $30.0 million upfront fee. We also paid the OCS $3.0 million as partial repayment of grants previously received for the BL-1020 development program. See “— In-Licensing Agreements — BL-1020.”

Our second lead therapeutic candidate, BL-1040, is a novel resorbable polymer solution for use in the prevention of cardiac remodeling in patients who suffered an AMI. Preventing cardiac remodeling following an AMI may prevent transition to congestive heart failure and/or improve patient survival over the long term. Following an AMI, BL-1040 is administered via intracoronary injection during standard vessel reopening procedures, such as balloon catheterization and stenting. Upon contact with damaged cardiac tissue, the liquid BL-1040 transitions into a gel within the infarcted cardiac tissue and forms a “scaffold” that supports, retains the shape of, and enhances the mechanical strength of the heart muscle during the recovery and repair phases following an AMI. The data from our preclinical trials indicate that, by supporting the damaged heart tissue, BL-1040 preserves the normal functioning of the heart and the data from our clinical trials indicate that BL-1040 should be safe. After consultation with the FDA and other comparable regulatory agencies, BL-1040 is being developed as a class III medical device under the FDA’s pre-marketing approval, or PMA, regulatory pathway.

In July 2009, we entered into an out-licensing arrangement with Ikaria Holdings, Inc., or Ikaria, with regard to BL-1040. The July 2009 agreement was amended and restated in August 2009, and, under the arrangement, Ikaria is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. To date, we have received $17.0 million from Ikaria, which was subject to U.S. withholding tax of approximately $1.5 million, and we are entitled to receive up to an additional $265.5 million from Ikaria upon achievement of certain development, regulatory, and commercial milestones. In addition, we are entitled to receive from Ikaria royalties from net sales of any product developed under the arrangement. We are obligated to pay 28% of all net consideration received under this arrangement to B.G. Negev Technologies, the party from which we in-licensed BL-1020 in 2004. See “— In-Licensing Agreements — BL-1040.” We have agreed to pay Ramot a portion of the payments we make to B.G. Negev Technologies in connection with the in-license arrangement to satisfy contractual obligations between B.G. Negev Technologies and Ramot with respect to certain intellectual property rights to the licensed technology. We have also agreed to indemnify Ramot and certain of its related parties in connection with our use of the technology we in-licensed from B.G. Negev Technologies.

Our third lead therapeutic candidate, BL 5010, is a novel formulation composed of two acids being developed for the removal of skin lesions in a nonsurgical manner. These two acids have already been approved for use in cosmetics. If approved, BL-5010 would be a convenient alternative to invasive, painful and expensive removal treatments for skin lesions and may allow for histological examination. Because treatment with BL-5010 is non-invasive, we believe BL-5010 poses minimal infection risk, and requires no anesthesia or bandaging. In June 2009, we announced the initiation of a phase 1/2 clinical trial in 60 patients with seborrheic keratosis in Germany and the Netherlands to assess the safety and efficacy of BL-5010. In addition, the study is designed to assess the feasibility of preserving the cellular structure of skin lesions for subsequent histological exams. Interim results from this trial, which were announced in January 2010, indicate that all treated skin lesions were completely removed within 30 days of treatment following a single application. The results also indicate that BL-5010 is safe and is not associated with any adverse events, including irritation and inflammation. In addition, preliminary histological examination of treated lesions indicate BL-5010’s efficacy in preserving the cellular structure of treated lesions.

As part of our business strategy, we continue to actively source, rigorously evaluate and in-license selected therapeutic candidates. We establish and maintain close relationships with research institutes, academic institutions and biotechnology companies in Israel and, more recently, in other countries to identify and in-license therapeutic candidates. Before in-licensing, each therapeutic candidate must pass through our thorough screening process that includes our proprietary MedMatrx scoring tool. Our Scientific Advisory Board and disease-specific third-party advisors are active in evaluating each therapeutic candidate. Our approach is consistent with our objective of proceeding only with therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. To date, we have screened over 1,000 compounds, presented more than 60 candidates to our Scientific Advisory Board for consideration, initiated development of 30 therapeutic candidates and terminated 20 feasibility programs.

BioLineRx was founded in 2003 by leading institutions in the Israeli life sciences industry, including Teva. We completed our initial public offering in Israel in February 2007 and our ordinary shares are traded on the TASE under the symbol “BLRX.”

Our Strategy

Our objective is to be a leader in developing innovative pharmaceutical and biopharmaceutical products. We continuously identify and in-license therapeutic candidates in order to maximize our potential for commercial success. We repeatedly assess compounds by evaluating their efficacy, safety, technological novelty, patent status, market potential, and development and regulatory pathways. Our approach to evaluating, in-licensing and developing therapeutic candidates allows us to:

•	continually build our pipeline of therapeutic candidates;
•	advance those therapeutic candidates with the greatest potential;
•	quickly identify, and terminate the development of, unattractive therapeutic candidates; and
•	avoid dependency on a small number of therapeutic candidates.

Using this approach, we have successfully advanced three therapeutic candidates, BL-1020, BL-1040 and BL-5010, into clinical development. Specific elements of our current strategy include the following:

•	Facilitate the successful development and commercialization of BL-1040 by Ikaria. We intend to assist our licensee, Ikaria, to develop and commercialize BL-1040. We are currently meeting with Ikaria on a quarterly basis to facilitate the transition of our BL-1040 assets to its organization and intend to lend our assistance and provide our expertise in their development and commercialization efforts as necessary.
•	Assess the timing and conditions for the development and commercialization of BL-1020 outside of the United States, Canada and Mexico. We have retained the rights to commercialize BL-1020 worldwide, except for the United States, Canada and Mexico. We intend to monitor Cypress Bioscience’s clinical and regulatory development of BL-1020 and to pursue development and commercialization activities outside the United States, Canada and Mexico when and if we find the timing and conditions to be optimal.
•	Facilitate the successful development and commercialization of BL-1020 by Cypress Bioscience. We intend to assist our licensee, Cypress Bioscience, to develop and commercialize BL-1020. We plan to meet with Cypress Bioscience regularly to consider how our experience and expertise may be a resource for Cypress Bioscience’s efforts under the out-licensing arrangement.
•	Commercialize additional therapeutic candidates through out-licensing arrangements or, where appropriate, by ourselves. We intend to commercialize many of our products through out-licensing arrangements with third parties who may perform any or all of the following tasks: completing development, securing regulatory approvals, manufacturing and/or marketing. If appropriate, we may commercialize certain therapeutic candidates ourselves.
•	Design development programs that reach critical decisions quickly. At each step of our screening process for therapeutic candidates, a candidate is subjected to rigorous feasibility testing and potential advancement or termination. We believe our feasibility approach reduces costs and increases the probability of commercial success by eliminate less promising candidates quickly before advancing them into more costly preclinical and clinical programs.
•	Use our expertise and proprietary screening methodology to evaluate in-licensing opportunities. In order to review and select among various candidates efficiently and effectively, we employ a proprietary screening system we developed that includes our proprietary MedMatrx scoring tool. Our Scientific Advisory Board and disease-specific third-party advisors evaluate each candidate. We intend to in-license a sufficient number of therapeutic candidates to allow us to move a new therapeutic candidate into clinical development every 12 to 18 months.
•	Leverage and expand our relationships with research institutes, academic institutions and biotechnology companies, including the specific strategic relationships that we have developed with Israeli research and academic institutions, to identify and in-license promising therapeutic candidates. To date, we have successfully in-licensed compounds from many major Israeli universities, as well as from many Israeli hospitals, technology incubators and biotechnology companies. We continue to maintain close contacts with university technology transfer offices, research and development authorities, university faculty, and many biotechnology companies to actively seek out early stage compounds. In addition, we actively source and evaluate non-Israeli compounds although we currently do not have any compound in our pipeline that was sourced outside of Israel.

Our Product Pipeline

The table below summarizes our current pipeline of therapeutic candidates, as well as the target indication and status of each candidate.

Lead Therapeutic Candidates

BL-1020

BL-1020 is an orally administered antipsychotic for the treatment of schizophrenia. We believe that BL-1020 will deliver antipsychotic effectiveness equal to, or exceeding, currently available treatments. Furthermore, we believe BL-1020 may be the first antipsychotic drug that improves cognitive function in schizophrenia patients. Based on our preclinical and clinical trials, we believe that BL-1020 works by blocking the dopamine receptors in the brain and activating the gamma aminobutyric acid, or GABA receptors. We believe that the dopamine antagonism in BL-1020 is responsible for reducing psychotic symptoms. The activation of GABA, or GABAergic activity, of the BL-1020 molecule may also be involved in improving patient cognition. In July 2009, we successfully completed our 363-patient phase 2b EAGLE (Effective Anti-psychosis via GABA Level Enhancement) study. We in-licensed the worldwide, exclusive rights to research, develop and commercialize BL-1020 from Bar Ilan Research and Development and Ramot.

Schizophrenia.  Schizophrenia is a chronic, severe, and disabling brain disorder that affects approximately 1% of the U.S. adult population as reported by the National Institute of Mental Health. IMS Health, a leading provider of market intelligence, reports that the market for antipsychotic drugs was less than $500 million in 1991 and increased to $5.0 billion in 2000. According to Datamonitor, a provider of business information to the pharmaceutical and other industries, the market for antipsychotic drugs in 2008 in the United States alone was $13.6 billion, with an additional $4.2 billion in aggregate sales in Japan, France, Germany, Italy, Spain and the United Kingdom. Sales in these seven countries are projected by Datamonitor to stay stable, when aggregated, through 2018.

Schizophrenia is characterized by impairments in the perception or expression of reality, most commonly manifesting as auditory hallucinations, paranoid or bizarre delusions or disorganized speech and thinking. Schizophrenia patients also suffer from significant cognitive dysfunction. This is reflected in difficulty of daily functioning, decreased ability to maintain normal social relationships and impaired job performance. Schizophrenia is a multi-factorial disease that involves an imbalance in two key chemicals that transmit signals between neurons and other cells, known as neurotransmitters: dopamine and GABA.

Currently available treatments for schizophrenia include two broad classes of antipsychotics: “typical” and “atypical.” Both classes of medications are similarly effective at treating schizophrenia but have varying and severe side effects that limit patient compliance. Atypical antipsychotics are the current standard of care for schizophrenia patients. Typical antipsychotics generally cause debilitating movement disorders known as Extra-Pyramidal Side (EPS) effects. Atypical antipsychotics have fewer motor side effects but may cause increased risks of obesity, diabetes and high blood cholesterol. Both classes of antipsychotics do not adequately address cognitive function, and improvement in cognition represents an unmet medical need for patients of schizophrenia and other psychiatric and neurological diseases.

There are a number of different medications available to treat schizophrenia. The most commonly used atypical antipsychotics available on the market are Risperdal, Zyprexa and Seroquel. Risperdal is marketed by Janssen, a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc., a Johnson & Johnson company. Johnson & Johnson reported annuals sales of Risperdal of $1.4 billion for 2009 in its annual report for the year ended December 31, 2009. Zyprexa is marketed by Lilly USA, LLC, a company of Eli Lilly and Company. Eli Lilly reported annual sales of Zyprexa of $2.3 billion for 2009 in its annual report for the year ended December 31, 2009. Seroquel is marketed by AstraZeneca Pharmaceuticals LP. AstraZeneca reported annual sales of Seroquel of $3.4 billion for 2009 in its annual report for the year ended December 31, 2009. Approximately 10% to 30% of schizophrenia patients do not respond to, or do not tolerate, a particular medication and, accordingly, will often be rotated through a series of medications until medical practitioners identify the best treatment for them, as described in an article by Daniel E. Casey et. al. published in 2003 in the journal Pharmacology.

Development and Commercialization Arrangement.

In June 2010, we entered into an exclusive, royalty-bearing out-licensing arrangement with Cypress Bioscience with regard to BL-1020, covering the United States, Canada and Mexico. Under the arrangement, Cypress Bioscience is obligated to use commercially reasonable efforts to develop, obtain regulatory approval for, and commercialize, BL-1020 for the prevention, diagnosis and treatment of all human diseases in the United States, Canada and Mexico. We received an upfront fee of $30.0 million from Cypress Bioscience upon the consent of the OCS to the agreement in August 2010, and we are entitled to receive up to an additional $250.0 million in connection with the achievement of certain performance-based milestones and up to an additional $85.0 million upon the achievement of certain sales-based milestones. We are also entitled to royalties, ranging from 12% to 18%, on annual net sales of BL-1020 under the agreement. See “— In-Licensing Agreements —  BL-1020.”

Under our agreement with Cypress Bioscience, we have retained the rights to develop and commercialize BL-1020 outside of the United States, Canada and Mexico. In addition, under the agreement, Cypress Bioscience has licensed to us the right to use any and all regulatory data generated by Cypress Bioscience in connection with its pursuit of regulatory approval for BL-1020 in Cypress Bioscience’s territory for use by us outside of Cypress Bioscience’s territory. We are required to reimburse Cypress Bioscience for certain pre-commercialization expenses incurred by Cypress Bioscience in connection with the generation of such data when and if we elect to use the data. We intend to monitor Cypress Bioscience’s progress in the development and commercialization of BL-1020 and, when we believe the timing and conditions are optimal, may pursue development and commercialization efforts relating to BL-1020 outside the United States, Canada and Mexico. Our obligation to reimburse Cypress Bioscience for the pre-commercialization expenses is based on certain conditions relating to our use of the information and we are allowed to sublicense the rights to the data. We do not have a present intention to out-license BL-1020 outside of the United States, Canada and Mexico, but we intend to continue to consider potential out-licensing opportunities, as well as the potential to develop and commercialize BL-1020 internally.

Clinical and Preclinical Results.  We conducted a phase 2b clinical trial, which we refer to as the EAGLE trial, in order to assess the efficacy, safety and tolerability of BL-1020 compared to placebo. Risperdal, a commonly prescribed antipsychotic, was used in the trial, at a dose of 2 – 8 mg, as a positive control to validate the study’s results. The EAGLE trial was conducted under an FDA Investigational New Drug (IND) application process at 40 sites in the United States, Europe and India and included patients suffering from acute exacerbation of schizophrenia. In this six-week study, 363 patients were randomized for treatment with a low (10 mg/day) or high (20 – 30mg/day) dose of BL-1020, Risperdal (2 – 8mg/day) or placebo. The study was designed to demonstrate statistically significant superiority of BL-1020 to placebo on the Positive and Negative Symptom Scale (PANSS), the primary efficacy measure. The key secondary efficacy measures included the Clinical Global Impression of Severity (CGI-S) and the Clinical Global Impression of Change (CGI-C), which are recognized measures of severity and improvement in schizophrenia. The secondary efficacy measures also included a Readiness to Discharge Questionnaire (RDQ) and a Strauss Carpenter Level of Functioning Scale. A pre-specified exploratory end point of the study was cognition as measured by the “Brief Assessment of Cognition in Schizophrenia” (BACS) test. The study was completed in July 2009 and we announced the results of the study in September 2009.

The results show that the BL-1020 high dose group (20 – 30mg/day) experienced a significant improvement in primary and secondary efficacy measures. For the primary efficacy measure, the high dose group (20 – 30mg/day) showed a reduction in PANSS versus placebo (LS mean -23.6 vs. -14.4; p=0.002). The superiority of BL-1020 (20 – 30mg/day) over placebo was also supported by secondary efficacy measures including CGI-S and CGI-C. Furthermore, statistically significant increases in the number of patients rated as “responders” in the BL-1020 (20 – 30mg/day) group compared to placebo on the PANSS, CGI-S, and CGI-C was in line with all other efficacy measures.

The following table presents a summary of the EAGLE trial results for efficacy:

Endpoint	Placebo	BL-1020 (20 – 30mg)	Risperdal
PANSS	-14.4	-23.6 P=0.002 (vs. placebo) P=0.39 (vs. Risperdal)	-26.2 P<0.001 (vs. placebo)
CGI-S	-0.68	-1.27 P<0.001 (vs. placebo) P=0.607 (vs. Risperdal)	-1.35 P<0.001 (vs. placebo)
Strauss Carpenter Level of Functioning Scale	0.20	1.93 P=0.017 (vs. placebo) P=0.563 vs. Risperdal	2.35 P=0.003 (vs. placebo)
Clinical Responders	47.3%	70.8% P=0.01 (vs. placebo) P= 0.796 vs. Risperdal	72.5% P<0.001 (vs. placebo)

Cognitive function in the EAGLE trial was assessed by the BACS test. The BACS test comprises the following six components: verbal memory, digit sequencing, token motor task, verbal fluency, symbol coding and the “Tower of London” puzzle. The EAGLE trial results indicate that patients treated for six weeks with the 20 – 30mg dose of BL-1020 exhibited a clinically relevant and statistically significant improvement of 9.27 points in the BACS score as opposed to the placebo control group (6.01 points). In addition, the high dose group of BL-1020 was superior to the Risperdal control group (with 6.2 points improvement). BL-1020 exhibited statistical significance to both the placebo and Risperdal control groups (p=0.027 for both).

The following table presents a summary of the EAGLE trial results for cognition:

Parameter	Placebo	BL-1020 (20 – 30mg)	Risperdal
BACS (LS mean, LOCF)	6.01	9.27	6.2
P value vs. placebo		P=0.027	P=0.893
P value vs. Risperdal		P=0.027

Analysis of safety did not indicate any increased toxicity associated with BL-1020 treatment in comparison with the placebo. There was no incidence of SAEs (Severe Adverse Events) in the BL-1020 (20 – 30mg/day) group but the Risperdal and placebo groups experienced SAE rates of 3.3% and 6.5%, respectively. Discontinuations due to Adverse Events (AEs) were similar in the BL-1020 (20 – 30mg/day) group (4.5%) and in the placebo group (4.3%) but higher in the Risperdal group (8.8%). There were no statistically significant or clinically relevant AEs of body weight gain, glucose increases, and changes in lipids, all indicating that BL-1020 has no metabolic AE propensity. BL-1020 at its high dose level induced a slight increase in the Extra-Pyramidal Symptoms Rating Scale (ESRS) that did not differ significantly from Risperdal. The incidence of cardiovascular, sexual, psychiatric, autonomic and gastrointestinal AEs was low and was not increased compared to placebo. There were no statistically significant or clinically relevant changes in the measurements of the ECG, laboratory or vital signs.

The following table presents a summary of the EAGLE trial results for safety:

Parameter	Placebo	BL-1020 (20 – 30mg)	Risperdal
Severe Adverse Events (SAE, % patients)	6.5	0	3.3
Discontinuation due to Adverse Events (AE, %)	4.3	4.5	8.8
ESRS	1.6	10.8	10.8
Metabolic – weight gain (% notable gain)	3.6	4.9	7.3
Metabolic – cholesterol	No change	No change	No change

In January 2010, we announced the results of a six-week extension trial of BL-1020. In the extension trial, 75 patients that completed the phase 2b EAGLE clinical trial were randomized as follows: patients that were treated with either BL-1020 or Risperdal in the phase 2b EAGLE clinical trial continued their treatment and patients that were treated with placebo in the phase 2b EAGLE clinical trial were re-randomized to one of the BL-1020 groups. Patients in the extension trial maintained the levels of improvement in PANSS and CGI identified in the phase 2b EAGLE clinical trial. In addition, patients showed additional improvement in cognition with the extension trial and there were no clinically relevant changes in the measurements of ECG, laboratory or vital signs (BP, HR, Temp.).

In February 2009, we announced the results of our open label, six-week phase 2a trial of BL-1020 in Romania. The study was designed to determine the safety and maximum tolerated dose of BL-1020 in schizophrenia patients and was conducted on 36 chronically ill hospitalized patients. Only four patients dropped out of the trial, which we believe is a relatively low dropout rate. Patients were initially treated with 20mg of BL-1020 and received increasing dosages over the first seven days in order to meet the maximum dose of 40mg. Patients that were treated with BL-1020 experienced a statistically significant improvement from baseline in the PANSS and Clinical Global Impression of Severity and Improvement (CGI-S; CGI-I). This improvement was seen as early as seven days after the onset of treatment. There was a statistically significant (p<0.001) improvement on the PANSS total (baseline+84.9; day 42=63.8), and the positive (baseline+22.3; day 42=15.1), negative (baseline=20.9; day 42=16.6) and general psychopathology subscales (baseline=42.4; day 42=32.1). More than 80% of the patients showed a statistically significant improvement as reflected by the CGI-S and CGI-I. No severe or unexpected adverse effects occurred in the trial. There was no significant increase in extra-pyramidal symptoms at the end of the trial, and no clinically relevant change in weight. There were no notable findings on ECG, laboratory values or vital signs. All adverse events were characterized as minimal and not treatment limiting.

In July 2007, we completed a phase 1b clinical trial which examined the ability of BL-1020 to bind dopamine receptors in the brain. The level of dopamine receptors binding in the brain is directly related to antipsychotic efficacy. This study was conducted pursuant to an FDA IND application process and an application to conduct clinical trials in Sweden that was submitted to the Swedish Ministry of Health. The study investigated the ability of BL-1020 to bind dopamine receptors in the human brain and provided additional safety and tolerability data. The study was a single-center, randomized, open label study performed on three dosage groups, each with four healthy volunteers who received a single dose of either 10mg, 15mg or 20mg of BL-1020. We assessed receptor occupancy using positron emission tomography, or a PET scan, that is able to register the activity of various parts of the brain following the administration of a labeled dopamine binder. The data derived from the study demonstrated a dose dependent increase in dopamine binding with computer modeling showing receptor occupancy of between 80% and 90% at the 20mg dose upon repeated administrations. The antipsychotic efficacy of dopamine blockers is presumed to occur at dopamine binding levels of 65% or more. BL-1020 did not produce any significant changes in the subjects’ electrocardiogram test results, vital signs, clinical chemistry levels or hematology levels.

In October 2006, we completed a phase 1 clinical trial conducted under the supervision of the Israel Ministry of Health. The study was a single dose escalating, double blind, placebo controlled trial. Six dosage groups of BL-1020 were tested, 2.5mg, 5mg, 10mg, 15mg, 20mg and 25mg. Each group consisted of eight volunteers with two receiving a placebo and six receiving BL-1020. The study subjects exhibited no cardiac, neurological or psychological side effects. We believe that the findings are indicative of the safety and tolerability of BL-1020.

Extensive preclinical testing indicated that BL-1020 successfully demonstrated antipsychotic efficacy in animal models of schizophrenia and did not cause Extra-Pyramidal Side Effects at the therapeutic levels. Preclinical studies also demonstrated the potential for BL-1020 to improve cognition and provided support for our belief that the GABAergic effects of the compound resulted in cognitive improvement.

BL-1040

BL-1040 is a novel resorbable polymer solution being developed to prevent the cardiac remodeling that may occur in patients that suffered an AMI. AMIs result from an occlusion in the coronary artery and affects the left ventricle of the heart, or the LV. Patients with severe injury to the LV may be at risk for developing harmful changes in the size, shape and function of the LV, or cardiac remodeling, that may lead to congestive heart failure (CHF). In the clinical trial, BL-1040 is administered via the coronary artery and flows into the damaged heart muscle. The liquid BL-1040 transforms into a gel within the infarcted cardiac tissue and forms a “scaffold” that supports, retains the shape of, and enhances the mechanical strength of the heart muscle during recovery and repair, which we believe prevents the pathological enlargement of the ventricle following an AMI. By supporting the damaged heart tissue during the natural healing process, we expect that BL-1040 will prevent the progressive ventricle enlargement that often follows AMIs. After discussions with the FDA and European regulatory agencies, it has been determined that BL-1040 should be developed as a medical device, specifically under the PMA pathway in the United States. There can be no assurances, however, that the FDA or comparable foreign agencies will not determine that BL-1040 needs to be assessed as a drug instead of a medical device.

BL-1040 is being developed to treat patients that suffered an AMI and are at a high risk to develop significant cardiac remodeling. Based on our review of data regarding the incidence of myocardial infarctions in the United States, we believe that in 2009, approximately 400,000 people in the United States will have been at risk of significant cardiac remodeling after an AMI. Prevention of cardiac remodeling may prevent transition to congestive heart failure and/or improve patient survival over the long term.

We believe that BL-1040 is a novel, safe and non-surgical treatment for patients who suffered heart attacks and are at risk for cardiac remodeling and CHF. We believe that the transformation of BL-1040 into a gel is a result of the polymer chains’ interaction with elevated levels of calcium ions present at the injury site. We believe that as the heart heals, there is a natural decrease in the calcium concentration causing the

BL-1040 to transform back to liquid form and then be excreted naturally from the body within six weeks of injection. The data from our preclinical trials indicate that treatment with BL-1040 preserves the normal functioning of the heart.

We obtained a worldwide, exclusive license for BL-1040 from B.G. Negev Technologies to research, develop, market and sell BL-1040 and are required to pay B.G. Negev Technologies 28% of the revenues we receive as consideration in connection with any sublicensing, co-marketing or co-promotion, or a permitted assignment, of BL-1040, which includes the revenues we have received, and expect to receive, under our out-licensing agreement with Ikaria. See “— In-Licensing Agreements — BL-1040.” We have agreed to pay Ramot a portion of the payments we make to B.G. Negev Technologies in connection with the in-license arrangement to satisfy contractual obligations between B.G. Negev Technologies and Ramot with respect to certain intellectual property rights to the licensed technology. We have also agreed to indemnify Ramot and certain of its related parties in connection with our use of the technology we in-licensed from B.G. Negev Technologies.

Acute Myocardial Infarction.  AMI is a leading cause of mortality and morbidity among both men and women. Statistical estimates from the American Heart Association indicate that approximately 1.0 million cases of nonfatal myocardial infarction are reported each year in the United States alone. AMI is caused by a severe narrowing of coronary arteries, known as atherosclerotic occlusion, often exacerbated by the formation of clots. The narrowing and/or blockage in the coronary artery disrupts the blood supply to cardiac tissue, resulting in extensive cell death that constitutes the AMI. As a result, the affected region of the heart muscle is generally replaced by scar tissue over a six-to eight-week period. The scarred region often dilates progressively in the days and months following an AMI, leading to abnormalities in heart chamber shape, size and functional capacity as described in an article by Paul W.M. Fedak published in 2005 in the journal Cardiovascular Pathology.  Those surviving the acute phase of an AMI (i.e., the first 30 days) are at greater risk for sudden death due to arrhythmias and progressive congestive heart failure. There are a number of different approaches to prevent cardiac remodeling that have been, or currently are, the subject of preclinical and clinical trials. Certain medications, including ACE inhibitors and |gb-Blockers have been shown to reduce cardiac remodeling. Despite the wide use of these medications, based on our review of data regarding patients with large anterior infarcts, at least 20% of those patients may progress to heart failure due to cardiac remodeling and a subsequent reduction in ejection fraction, or the fraction of blood pumped out of a ventricle with each heart beat.

Development and Commercialization Arrangement.  In July 2009, we entered into a licensing arrangement with Ikaria which was amended and restated in August 2009. Under the amended and restated license and commercialization agreement, we granted Ikaria an exclusive, worldwide license to develop, manufacture and commercialize BL-1040 for use in the prevention, mitigation and treatment of injury to the myocardial tissue of the heart. Ikaria is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. We were responsible for the costs of the completed phase 1/2 trial. Ikaria is responsible for the costs associated with conducting all other development and regulatory activities of BL-1040, including those costs relating to the completion of its clinical development, the conduct and funding of its commercialization and the prosecution and maintenance of patents. We have received $17.0 million from Ikaria, subject to U.S. withholding tax of approximately $1.5 million, and we are entitled to receive up to an additional $265.5 million from Ikaria upon achievement of certain development, regulatory, and commercial milestones. In addition, we are entitled to receive from Ikaria royalties from net sales of any product developed under the agreement ranging from 11% to 15%, depending on net sales levels achieved by Ikaria, and its affiliates and sublicensees. However, if Ikaria is required to obtain a license from a third party in order to exercise its rights under the agreement with Ikaria, the royalty we receive on net sales may be less than 11%.

Clinical and Preclinical Results.  We commenced a pilot phase 1/2 multi-center open label study of BL-1040 in March 2009. The phase 1/2 study was designed to assess the safety and feasability of BL-1040 in up to 30 patients. The trial was conducted in nine sites in Germany and Belgium. The trial was completed in January 2010. In the trial, 27 patients were successfully treated with BL-1040 with no device-related clinically significant complications, arrhythmia, elevations in cardiac enzymes or occlusions. On February 24, 2010, we received the final assessment of the Independent Safety Monitoring Board, or ISMB. The ISMB’s conclusions, relating to the 27 patients who participated in the study and completed a six-month follow-up period, indicated that the treatment is safe and that it would be appropriate to continue clinical development of the device. The FDA must approve an investigational drug exemption (IDE) for BL-1040 before human clinical trials of BL-1040 can be conducted in the United States. Ikaria reports that it plans to conduct two overlapping clinical trials, which it expects to commence in 2011. The clinical trials are expected to include a 270-patient, phase 2 trial outside of the United States commencing in the first quarter of 2011, with primary assessments at six months and, subject to the approval by the FDA of an IDE and a statistical plan, a phase 3 trial commencing in the second half of 2011 with approximately 1,200 patients, largely in the United States, with primary assessments at 12 months.

Prior to initiating the phase 1/2 study, we evaluated BL-1040 in preclinical safety, biocompatibility, and efficacy studies conducted in accordance with FDA recommendations. The safety and biocompatibility studies demonstrated that the anticipated human dosages are not expected to produce significant local or systemic toxicity. Preclinical efficacy studies in rat, dog and pig models of AMI showed that BL-1040 administered immediately following an AMI and up to seven days after the AMI provides long-term protection to the heart tissue by preventing progressive LV dilation. Our preclinical dog studies have also indicated that BL-1040 may improve survival rates following a significant AMI.

BL-5010

BL-5010 is a novel formulation composed of two organic acids being developed for the removal of skin lesions in a nonsurgical manner. Other formulations of the components of BL-5010 have already been approved for use in cosmetics. If approved, BL-5010 would be a convenient alternative to invasive, painful and expensive removal treatments for skin lesions and may allow for histological examination. Because treatment with BL-5010 is non-invasive, we believe BL-5010 poses minimal infection risk, and requires no anesthesia or bandaging. BL-5010 is applied topically on a skin lesion with a wood applicator for a few minutes and causes the lesion to dry out gradually and shed from the skin within a few weeks. We in-licensed the exclusive, worldwide rights to develop, market and sell BL-5010 from Innovative Pharmaceutical Concepts, Inc., or IPC, in November 2007. We intend to enter into an out-licensing arrangement with respect to the development, manufacture and commercialization of BL-5010.

Skin Lesions.  Clinically diagnosed benign skin lesions, or a growth or patch of skin that does not resemble the area surrounding it, are very common and often constitute a cosmetic and functional annoyance. Moles and warts are examples of skin lesions. Currently, skin lesions are removed using either cryotherapy (liquid nitrogen), electro-coagulation (electrical burning), laser treatments or through surgery. Cryotherapy, electro-coagulation and laser treatments do not preserve the lesions’ cellular structure and are used for removing benign superficial lesions. These methods are often associated with pain and inflammation that can last for several months. Surgery is used when histological examination of skin lesions is required. Surgery has to be conducted under sterile conditions and requires anesthesia. Furthermore, the cosmetic outcome of surgical removal is generally undesirable.

Clinical Trial.  In June 2009, we announced the initiation of a phase 1/2 clinical trial aimed at assessing the safety and efficacy of BL-5010. The open-label, single arm trial is being conducted in 60 patients in Germany and the Netherlands with seborrheic keratosis, noncancerous (benign) skin growths that many people develop as they age. The objectives of the study are to determine the safety and tolerability of the BL-5010 formulation and to assess its efficacy in completely removing skin lesions. In addition, the study is designed to assess the feasibility of preserving the cellular structure of skin lesions for subsequent histological exams. Interim results from this trial, which were announced in January 2010, indicate that all treated skin lesions were completely removed within 30 days of treatment following a single application. The results also indicate that BL-5010 is safe and is not associated with any adverse events, including irritation and inflammation. In addition, preliminary histological examination of treated lesions indicate BL-5010’s efficacy in preserving the cellular structure of treated lesions.

Other Therapeutic Candidates in Development and Feasibility Testing

BL-1021

BL-1021 is a new chemical entity in development for the treatment of neuropathic pain, or pain that results from damage to nerve fibers. Multiple preclinical in vitro and in vivo animal studies have demonstrated the safety and efficacy of BL-1021. We licensed exclusive, worldwide rights to research, develop and commercialize BL-1021 from Bar Ilan Research and Development and Ramot.

Neuropathic Pain.  Neuropathic pain is a complex, chronic state of pain that results from dysfunctional or injured nerve fibers. Over time, the body establishes recurring “pain signaling cycles” that persist for a long time after the healing of the nerve injury that first caused the pain. Neuropathic pain is associated with various conditions, including shingles and diabetes, and, according to a 2008 DataMonitor report, neuropathic pain affects 1% to 3% of the population. Neuropathic pain may cause extreme discomfort for extended periods of time. Patients describe the symptoms as burning, stabbing, electric shock or itching sensations. Medical professionals treat neuropathic pain with a variety of medications, including the antidepressants amitriptyline and duloxetine and the anti-seizure medicine gabapentin. However, these medications have significant side effects and are not always effective.

Preclinical Results.  The efficacy of BL-1021 has been demonstrated in preclinical studies. BL-1021 showed significant reduction in symptoms of neuropathic pain with reduced side effects in animal models. The BL-1021 molecule was administered orally in such animal studies and was found to be superior to available treatments in efficacy and/or side effect measures.

We have submitted BL-1021 to the institutional review board, or Helsinki Committee, of a medical institution in Israel, and made filings with the Israeli Ministry of Health, with respect to initiating clinical trials of BL-1021 in Israel. We anticipate initiating a phase 1 clinical trial of BL-1021 in Israel in the fourth quarter of 2010.

Therapeutic Candidates in Preclinical Development

The table below sets forth the development status of our preclinical stage therapeutic candidates and the indications for which they are being developed.

Therapeutic Candidate	Description	Indication	Status	In-Licensing Source
BL-1021	Small molecule	Neuropathic pain	Preclinical studies	Bar Ilan Research and Development
BL-2030	Protein	Inflammation	Preclinical studies	BioRap Technologies Ltd., the technology arm of the Rappaport Research Institute
BL-4010	Injectable polymer for the local & sustained release of chemotherapy	Glioblastoma	Preclinical studies	PolyGene Ltd.
BL-4040	Protein	Acute kidney injury	Preclinical studies	Gene Vector Technologies Ltd.
BL-5030	Peptide	Deep Vein Thrombosis	Preclinical studies	Matrix Pharma Inc.
BL-5040	Protein	Inflammatory diseases, like colitis and Chrohn’s disease	Preclinical studies	Yissum Ltd.
BL-6010	Small molecule	Type 2 diabetes	Preclinical studies	Bar Ilan Research and Development

Product Development Approach

We seek to develop a pipeline of promising therapeutic candidates that exhibit distinct advantages over currently available therapies or address unmet medical needs. Our resources are focused on advancing our therapeutic candidates through development and toward commercialization. Our current drug development pipeline consists of 10 therapeutic candidates with an additional nine therapeutic candidates in our EDP pipeline, a program primarily funded by one of our shareholders to support a portion of our early feasibility work on therapeutic candidates. See “— Early Development Program Agreement.”

We have established relationships with various universities, academic and research institutions and biotechnology companies that permit us to identify and select compounds at a very early stage of development. Initially, we focused on Israeli institutions as the primary source of our therapeutic candidates. In Israel, we established close relationships with the Technion — the Israel Institute of Technology, Ben Gurion University of the Negev, Hebrew University of Jerusalem, Tel Aviv University, Bar Ilan University and the Weizmann Institute. More recently, we have begun to source therapeutic candidate opportunities worldwide.

Once we identify a candidate, it enters our evaluation system and undergoes our rigorous selection process. For this process, we developed and actively use our proprietary scorecard system, MedMatrx. MedMatrx consists of a set of questions and metrics that enable us to ensure that we conduct a thorough and consistent analysis of the scientific and commercial issues that we believe must be evaluated in order for a candidate to be considered for in-licensing. We evaluate each compound’s potential for success by looking at the candidate’s efficacy, safety, total estimated development costs, technological novelty, patent status, market need and approvability. Following evaluation and diligence, each therapeutic candidate is evaluated by our Scientific Advisory Board and by disease-specific advisors for external scientific review. Following a Scientific Advisory Board meeting, the compound is referred to either the EDP or more advanced feasibility testing. Candidates that have successfully progressed through our EDP will generally be subject to a shorter feasibility period once the compound is introduced to our pipeline as fewer studies will be required. At each step of the process, a therapeutic candidate is subjected to critical evaluation and potential termination. Our approach is consistent with our objective of proceeding only with therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. To date, we estimate we have screened over 1,000 compounds, and we have introduced more than 60 candidates to our Scientific Advisory Board for consideration, initiated development of 30 therapeutic candidates and terminated 20 feasibility programs.

Once we approve a compound, we in-license the candidate and any related technology and our drug development team and project managers identify, define and oversee the necessary steps to development and commercialization. The initial feasibility phase of development is critical to our approach. We design experiments that challenge the identified weaknesses of a compound, verify initial data by utilizing third-party contract research organizations and test the compound in models that more accurately mimic human disease.

Our development approach focuses on identifying and following what we believe will be successful pathways to commercialization. Our team has the expertise to move our candidates through all phases of preclinical and clinical development. Our staff includes professionals with extensive experience in drug development, chemistry, manufacturing and controls, or CMC, preclinical experimentation, clinical development, regulatory affairs and business development. We perform all of our development activities in our good laboratory practices, or GLP, grade chemistry laboratory or outsource these activities to contract research organizations, or CROs, that meet applicable regulatory standards. Following the generation of sufficient preclinical data, applications to regulatory authorities for the initiation of clinical trials are submitted. Phase 1 and 2 clinical trials are then conducted to demonstrate clinical proof of safety and efficacy. Following this stage of development we seek either to sub-license the therapeutic candidate to a pharmaceutical partner or, in certain circumstances, we may elect to complete development by ourselves.

Out-Licensing Agreement with Ikaria Holdings

In July 2009, we entered into a licensing arrangement with Ikaria which was amended and restated in August 2009. Under the amended and restated license and commercialization agreement, we granted Ikaria an exclusive, worldwide license to develop, manufacture and commercialize BL-1040 for use in the prevention, mitigation and treatment of injury to the myocardial tissue of the heart. Ikaria is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. We were responsible for the costs of the completed phase 1/2 studies. Ikaria is responsible for the costs associated with conducting all other development and regulatory activities of BL-1040, including those costs relating to the completion of its clinical development, the conduct and funding of its commercialization and the prosecution and maintenance of patents.

Pursuant to the agreement, Ikaria paid us an initial up-front payment equal to $7.0 million on the effective date of the agreement and in April 2010 paid us a milestone payment of $10.0 million, subject to U.S. withholding tax of $1.5 million. We are entitled to receive up to an additional $265.5 million from Ikaria upon achievement of certain development, regulatory, and commercial milestones. In addition, we are entitled to receive from Ikaria royalties from net sales of any product developed under the agreement ranging from 11% to 15%, depending on net sales levels achieved by Ikaria or its sublicensees, as applicable. However, if Ikaria is required to obtain a license from a third party in order to exercise its rights under the agreement with Ikaria, the royalty we receive on net sales may be less than 11%. We must pay 28% of all net consideration we receive from Ikaria to B.G. Negev Technologies, the institution from whom we initially in-licensed the development rights to BL-1040. See “— In-Licensing Agreements — BL-1040.” Certain payments we have received from Ikaria have been subject to a 15% withholding tax in the United States, and certain payments we may receive in the future, if at all, may also be subject to a 15% withholding tax in the United States. We may be able to use U.S. taxes withheld as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. In addition, we believe that we may be able to get a refund of such withholding tax from the U.S. government but there can be no assurance that we will be able to get such a refund. Royalty payments to B.G. Negev Technologies are made net of the withholding taxes. We have agreed to pay Ramot a portion of the payments we make to B.G. Negev Technologies in connection with the in-license arrangement to satisfy contractual obligations between B.G. Negev Technologies and Ramot with respect to certain intellectual property rights to the licensed technology.

Ikaria has the right to sub-license BL-1040 in arms’-length transactions consistent with the terms and conditions of the license and commercialization agreement. If Ikaria receives an upfront payment under a sublicense, Ikaria is required to pay us 10% of such payment. We have the option to manufacture at least 20% of BL-1040 products pursuant to the terms of a supply agreement to be negotiated in good faith, provided this option is exercised six months prior to the date Ikaria intends to file for regulatory approval for BL-1040 in the United States.

Ikaria bears the costs of the worldwide prosecution and maintenance of the patents for BL-1040. We have the right to intervene and maintain our patents in any country where Ikaria declines to file or prosecute those patents, or if it does not take actions necessary to avoid abandonment of those patents.

Our agreement with Ikaria expires on a product-by-product basis and a country-by-country basis on the date royalties are no longer payable in connection with the product in a given country. Either party may terminate the agreement by providing 90 days’ written notice of a material breach of the agreement by the other party if the breaching party does not cure the breach during that time. In addition, Ikaria may terminate the agreement upon 60 days’ prior written notice if Ikaria determines, in its sole judgment, that the results of the development program under the agreement do not warrant further development of products under the agreement.

Out-Licensing Agreement with Cypress Bioscience

In June 2010, we entered into an exclusive, royalty-bearing out-licensing arrangement with Cypress Bioscience with regard to BL-1020, covering the United States, Canada and Mexico. Under the arrangement, Cypress Bioscience is obligated to use commercially reasonable efforts to develop, obtain regulatory approval for, and commercialize, BL-1020 for the prevention, diagnosis and treatment of all human diseases in the United States, Canada and Mexico. Cypress Bioscience is responsible for the costs associated with conducting, in the United States, Canada and Mexico, all other development and regulatory activities of BL-1020, including those costs relating to the completion of its clinical development and the conduct and funding of its commercialization.

Under our agreement with Cypress Bioscience, we have retained the rights to develop and commercialize BL-1020 outside of the United States, Canada and Mexico, in which case we would be responsible for the costs of such development and regulatory activities. In addition, under the agreement, Cypress Bioscience has licensed to us the right to use any and all regulatory data generated by Cypress Bioscience in connection with its pursuit of regulatory approval for BL-1020 in Cypress Bioscience’s territory for use by us outside of Cypress Bioscience’s territory. We are allowed to sublicense the rights to the data. We are required to reimburse Cypress Bioscience for certain pre-commercialization expenses incurred by Cypress Bioscience in connection with the generation of such data when and if we elect to use the data and information. Our obligation to reimburse Cypress Bioscience for the pre-commercialization expenses is based on certain conditions relating to our use of the information and data. We intend to monitor Cypress Bioscience’s progress in the development and commercialization of BL-1020 and, when we believe the timing and conditions are optimal, may pursue development and commercialization efforts relating to BL-1020 outside the United States, Canada and Mexico. We do not have a present intention to out-license BL-1020 outside of the United States, Canada and Mexico, but we intend to continue to consider potential out-licensing opportunities, as well as the potential to develop and commercialize BL-1020 internally.

We received an upfront payment of $30.0 million from Cypress Bioscience upon receipt of the OCS’s consent to the agreement in August 2010, and we are entitled to receive up to an additional $250.0 million in connection with the achievement of certain performance-based milestones and up to an additional $85.0 million upon the achievement of certain sales-based milestones. Cypress Bioscience may pay a portion of the first performance-based milestone payment by purchasing a number of our ordinary shares, in its sole discretion. We are also entitled to royalties, ranging from 12% to 18%, on annual net sales of BL-1020 in Cypress Bioscience’s territory under the agreement for the applicable royalty term. We are obligated to pay to Bar Ilan Research and Development and Ramot, collectively, a royalty payment equal to 22.5% of the net consideration we receive from Cypress Bioscience in connection with our in-licensing of BL-1020. We paid Bar Ilan Research and Development and Ramot $6.75 million, in the aggregate, from the $30.0 million upfront fee. We also paid the OCS $3.0 million as partial repayment of grants previously received for the BL-1020 development program. See “— In-Licensing Agreements — BL-1020.” We believe that the sales-based milestone payments and royalties will be subject to a 15% U.S. withholding tax. Royalty payments to Bar Ilan Research and Development and Ramot will be made from net consideration received, if any.

Cypress Bioscience’s obligation to pay us royalties under the agreement generally expires on a country by country basis upon the expiration of the later of (i) the expiration of the last-to-expire valid claim of a licensed patent covering the use, import, manufacture or commercialization of BL-1020 in the country, (ii) the expiration of regulatory exclusivity covering BL-1020 in the country and (iii) the date on which sales of generic forms of BL-1020 in the country reach a specified percentage of the aggregate sales of both BL-1020 and such generic forms in such country. However, during such time that royalties are still payable under the license agreement for net sales of any product under the agreement in a given country, the royalty amounts payable by Cypress Bioscience for such product in such country will based upon specified percentages that depend on the amount of sales of such generic product in the country. Upon the expiration of Cypress Bioscience’s obligation to pay us royalties under the agreement in a given country, (i) the license granted to Cypress Bioscience under the license agreement in such country shall become fully-paid, royalty-free and non-exclusive and (ii) we and each of Bar Ilan Research and Development and Ramot shall be free to use the licensed patents to make and have made, use, offer to sell, sell, have sold, import, export, otherwise transfer physical possession of or otherwise transfer title to products developed under the agreement and to grant the other parties licenses under the licensed patents to do the same in such country.

Cypress Bioscience has the right to sub-license BL-1020 in arms’-length transactions consistent with the terms and conditions of the license and commercialization agreement. In connection with any sublicense, Cypress Bioscience will remain primarily responsible for the performance of the obligations under the license and commercialization agreement by each of its sublicencees.

We and Cypress Bioscience intend for Cypress Bioscience to prosecute and maintain the patents for BL-1020 in a manner that will provide the maximum economic advantage for both parties. We have the right to intervene and maintain our patents in any country where Cypress Bioscience declines to file or prosecute those patents, or if it does not take actions necessary to avoid abandonment of those patents.

Cypress Bioscience may terminate the agreement for any reason upon 180 days’ written notice. In addition, Cypress Bioscience may terminate the agreement upon 30 days’ written notice in the event of any significant adverse clinical events or other adverse toxicity, safety or efficacy data relating to the licensed product or if Cypress Bioscience determines that there is no basis for filing an NDA for the licensed product. We may terminate the agreement upon 30 days’ written notice if Cypress Bioscience or any of its affiliates or sublicensees file or support a lawsuit or bring any other legal or administrative proceeding, challenging any of our licensed patents, and Cypress Bioscience or its affiliates or sublicensees fail to cease such lawsuit, proceeding, action, request, attack, contest or dispute within 30 days following Cypress’ receipt of notice from us. The agreement will terminate upon expiration of the 30-day notice period.

In-Licensing Agreements

We have in-licensed and intend to continue to in-license development, production and marketing rights from selected research and academic institutions in order to capitalize on the capabilities and technology developed by these entities. We also seek to obtain technologies that complement and expand our existing technology base by entering into license agreements with pharmaceutical and biotechnology companies. When entering into in-license agreements, we generally seek to obtain unrestricted sublicense rights consistent with our primarily partner-driven strategy. We are generally obligated under these agreements to diligently pursue product development, make development milestone payments, pay royalties on any product sales and make payments upon the grant of sublicense rights. We generally insist on the right to terminate any in-license for convenience upon prior written notice to the licensor.

The scope of payments we are required to make under our in-licensing agreements is comprised of various components that are paid commensurate with the progressive development and commercialization of our drug products. In general, we do not agree to make any upfront payments as part of our in-licensing arrangements.

Our in-licensing agreements generally provide for the following types of payments:

•	Revenue sharing payments. These are payments to be made to licensors with respect to revenue we receive from sub-licensing to third parties for further development and commercialization of our drug products. These payments are generally fixed at a percentage of the total revenues we earn from these sub-licenses.
•	Phase 2 payments. These payments are generally linked to the successful achievement of milestones at the phase 2 clinical trials stage with respect to a licensed therapeutic candidate.
•	Advanced phase payments. Certain of our in-licensing agreements provide for additional payments for the achievement of milestones that enable the commencement of phase 3 clinical trials and the successful completion of phase 3 clinical trials.
•	NDA payments. Certain of our in-licensing agreements provide for additional payments upon obtaining approvals to new drug applications, or NDAs, for drug development.
•	Royalty payments. To the extent we elect to complete the development, licensing and marketing of a therapeutic candidate, we are generally required to pay our licensors royalties on the sales of the end drug product. These royalty payments are generally based on the net revenue from these sales. In certain instances, the rate of the royalty payments decrease upon the expiration of the drug’s underlying patent and its transition into a generic drug. Certain of our agreements provide that if a licensed drug product is developed and sold through a different corporate entity, the licensors may elect to receive shares in such company instead of a portion of the royalties.
•	Additional payments. In addition to the above payments, certain of our in-license agreements provide for a one-time or periodic payment that is not linked to milestones. Periodic payments may be paid until the commercialization of the product, either by direct sales or sub-licenses to third parties. Other agreements provide for the continuation of these payments even following the commercialization of the licensed drug product.

The royalty and revenue sharing rates we agree to pay in our in-licensing agreements vary from case to case but range from 20% to 29% of the consideration we receive from sublicensing the applicable therapeutic candidate. In some instances we are required to pay a substantially lower percentage, generally less than 5%, if we elect to commercialize the subject therapeutic candidate independently.

The following are descriptions of our in-licensing agreements associated with our therapeutic candidates under clinical development. In addition to the in-licensing agreements discussed herein, we have entered into other in-licensing arrangements in connection with our therapeutic candidates in the advanced preclinical, feasibility and EDP stages.

BL-1020

In April 2004, we in-licensed the rights to BL-1020 under a research and license agreement with Bar Ilan Research and Development and Ramot. Under the research and license agreement, the licensors granted us an exclusive, worldwide, sub-licensable license to develop, manufacture, market and sell certain technology relating to conjugated anti-psychotic drugs and the uses of the technology relating thereto. In addition to BL-1020, this agreement allows us to develop two other earlier stage therapeutic candidates, BL-1021 for the treatment of neuropathic pain and a second candidate for which development has been terminated. Under the research and license agreement, we agreed to fund further research in respect of the licensed technology during a specified research period, subject to certain exceptions. In addition, we have the right to grant sublicenses for the licensed technology, subject to certain restrictions.

Under the research and license agreement, we are obligated to use commercially reasonable efforts to develop, commercialize and market the licensed technology. We pay an annual license fee of $25,000 and are required to make low, single digit royalty payments on the net sales of the licensed technology, subject to certain limitations. To date, we have paid $175,000 under the BL-1020 in-license agreement in connection with our obligations to make annual payments. Our royalty payment obligations are payable on a product-by-product and country-by-country basis, for the longer of 15 years from the date of first commercial sale in such country, the last expiration of any patent in such country, and the expiration of the licensed product’s “orphan drug” status in such country. If we sublicense our rights under the research and license agreement, we are required to pay the licensors a low, double digit royalty payment based on any amounts we receive from any third-party sublicensees, subject to certain limitations.

We are required to consult the licensors regarding the preparation, filing and prosecution of all patent applications, and the maintenance of all patents included within the licensed patent rights. We have the right to take action in the prosecution, prevention, or termination of any patent infringement of the licensed technology. We are responsible for the expenses of any patent infringement suit that we bring, including the expenses incurred by the licensors in connection with the prosecution of such suits or the settlement thereof. We are entitled to reimbursement from any sums recovered in such suit for all costs and expenses involved in its prosecution. After such reimbursement, we and the licensors are each entitled to a certain percentage of any remaining sums.

The research and license agreement remains in effect until the expiration of all of our royalty and sublicense revenue obligations to licensors, determined on a product-by-product and country-by-country basis, unless we terminate the license agreement earlier. We may terminate the license agreement by providing 60 days’ prior written notice to Ramot. If we materially breach any of our obligations under the agreement and fail to cure such breach within 30 days after receiving written notice of the material breach from Ramot, Ramot may terminate the agreement immediately. If either Bar Ilan Research and Development or Ramot materially breach their respective obligations under the agreement and fail to cure such breach within 30 days after receiving written notice of the material breach from us, we may terminate the agreement immediately. With respect to any termination for material breach, if the breach is not susceptible to cure within the stated period and the breaching party uses diligent, good faith efforts to cure such breach, the stated period will be extended by an additional 30 days. In addition, we and Ramot may terminate the agreement upon notice to the other upon the occurrence of certain bankruptcy events.

Termination of the agreement will result in a loss of all of our rights to the licensed technology, which will revert to the licensors. In addition, any sublicense of the licensed technology will terminate provided that, upon termination, at the request of the sublicensee, licensors are required to enter into a license agreement with the sublicensee on substantially the same terms as those contained in the sublicense agreement.

BL-1040

In January 2005, we in-licensed the rights to BL-1040 under a license agreement with B.G. Negev Technologies. Under the agreement, B.G. Negev Technologies granted us an exclusive, worldwide, sublicensable license to develop, manufacture, market and sell certain technology relating to injectable alginate biomaterials and the uses thereof. Upon execution of the agreement, we were obligated to make an initial payment and to make annual payments equal to $30,000, subject to certain conditions. To date we have paid $700,000 under the BL-1040 in-license agreement, to cover the initial fee and annual fees. We are obligated to make a low, single digit royalty payment on net sales, subject to certain limitations if we manufacture and sell products developed under the agreement on our own. We also have the right to grant sublicenses for the licensed technology and are required to pay B.G. Negev Technologies a royalty payment of 28% of the net revenues (after giving effect to withholding taxes and other deductions) we receive as consideration in connection with any sublicensing, co-marketing or co-promotion, or a permitted assignment, of BL-1040, which includes those under our licensing agreement with Ikaria. We have agreed to pay Ramot a portion of the payments we make to B.G. Negev Technologies in connection with the in-license arrangement to satisfy contractual obligations between B.G. Negev Technologies and Ramot with respect to certain intellectual property rights to the licensed technology. We have also agreed to indemnify Ramot and certain of its related parties in connection with our use of the technology we in-licensed from B.G. Negev Technologies.

Under the license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan. We have paid to B.G. Negev Technologies initial payments and are required to pay an annual license fee, subject to certain exceptions. In addition, we are required to make a one-time milestone payment upon the achievement of specified milestones. We are required to make certain royalty payments on the net sales of the licensed technology, subject to certain limitations. Our royalty payment obligations are payable on a product-by-product and country-by-country basis, for the period that a valid patent on the licensed technology remains in force in such country, subject to certain exceptions for abandonment.

The license agreement remains in effect until the expiration of all of our royalty and sublicense revenue obligations to B.G. Negev Technologies, determined on a product-by-product and country-by-country basis. We may terminate the license agreement for any reason on 60 days’ prior written notice to B.G. Negev Technologies. Either party may terminate the agreement for material breach by the other party if the breaching party is unable to cure the breach within 60 days after receiving written notice of the breach from the non-breaching party. With respect to any termination for material breach, if the breach is not susceptible to cure within the stated period and the breaching party uses diligent, good faith efforts to cure such breach, the stated period will be extended by an additional 30 days. In addition, either party may terminate the agreement upon the occurrence of certain bankruptcy events.

Termination of the agreement will result in a loss of all of our rights to the licensed technology, which will revert to B.G. Negev Technologies. In addition, any sublicense of the licensed technology will terminate provided that, upon termination, at the request of the sublicensee, B.G. Negev Technologies is required to enter into a license agreement with the sublicensee on substantially the same terms as those contained in the sublicense agreement.

We have the first right to prepare, file, prosecute and maintain any patent applications and patents, in respect of the licensed technology and any part thereof, at our expense. We are required to consult with B.G. Negev Technologies regarding patent prosecution and patent maintenance. In addition, we have the right to take action in the prosecution, prevention, or termination of any patent infringement of the licensed technology. We are responsible for the expenses of any patent infringement suit that we bring, including the expenses incurred by B.G. Negev Technologies in connection with such suits. We are entitled to reimbursement from any sums recovered in such suit or in the settlement thereof for all costs and expenses involved in the prosecution of any such suit. After such reimbursement, if any funds remain, we and B.G. Negev Technologies are each entitled to a certain percentage of any remaining sums.

BL-5010

In November 2007, we in-licensed the rights to develop and commercialize BL-5010 under a license agreement with IPC. Under the agreement, IPC granted us an exclusive, worldwide, sublicensable license to develop, manufacture, market and sell certain technology relating to an acid-based formulation for the non-surgical removal of skin lesions and the uses thereof. We are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals. We are required to pay to IPC a license fee, which we have paid, equal to $400,000 in the aggregate, subject to certain specifications. We are also required to make low, single digit royalty payments on the net sales of the licensed technology if we manufacture and sell it on our own, subject to certain limitations. Our royalty payment obligations are payable on a product-by-product and country-by-country basis, until the last to expire of any patent included within the licensed technology in such country. We also have the right to grant sublicenses for the licensed technology and are required to pay IPC a royalty payment in the low, double digits based on the revenues we receive as consideration in connection with any sublicensing, development, manufacture, marketing, distribution or sale of the licensed technology.

The license agreement remains in effect until the expiration of all of our license, royalty and sublicense revenue obligations to IPC, determined on a product-by-product and country-by-country basis, unless we terminate the license agreement earlier. We may terminate the license agreement for any reason on 30 days’ prior written notice. If we terminate the agreement without cause, we may be required to fund the completion of certain clinical trials of the licensed technology in an amount not to exceed $600,000. We may also terminate the license agreement upon 60 days’ prior written notice to IPC for scientific, regulatory or medical reasons which, as determined by our Scientific Advisory Board, would prevent us from continuing the development of the licensed technology pursuant to the development plan. Either party may terminate the agreement for material breach if the breach is not cured within 30 days after written notice from the non-breaching party. If the breach is not susceptible to cure within the stated period and the breaching party uses diligent, good faith efforts to cure such breach, the stated period will be extended by an additional 30 days. In addition, either party may terminate the agreement upon the occurrence of certain bankruptcy events.

Termination of the agreement will result in a loss of all of our rights to the licensed technology, which will revert to IPC. In addition, any sublicense of the licensed technology will terminate provided that, upon termination, at the request of the sublicensee, IPC is required to enter into a license agreement with the sublicensee on substantially the same terms as those contained in the sublicense agreement.

We have the first right to prepare, file, prosecute and maintain any patent applications and patents, in respect of the licensed technology and any part thereof, at our expense, provided that such patent applications and patents are registered in the name of IPC. We are required to make all future payments necessary to prosecute and maintain all patent applications and/or patents in respect of the licensed technology. We are required to consult with IPC regarding the preparation, filing and prosecution of all patent applications, and the maintenance of all patents included within the licensed patents. In addition, we have the right to take action in the prosecution, prevention, or termination of any patent infringement of the licensed patents. We are responsible for the expenses of any patent infringement suit that we bring, including the expenses incurred by IPC in connection with such suits. We are entitled to reimbursement from any sums recovered in such suit for all costs and expenses involved in the prosecution of any such suit. After such reimbursement, we and IPC are each entitled to a certain percentage of any remaining sums.

Other Material Agreements

The following are summary descriptions of certain material agreements to which we are a party, in addition to the in-licensing agreements and the licensing agreements described in other sections of this prospectus. The descriptions provided below do not purport to be complete and are qualified in their entirety by the complete agreements, which are attached as exhibits to the registration statement of which this prospectus forms a part.

Incubator Agreement

We entered into an incubator agreement with the OCS in January 2005 to operate a biotechnology incubator. Our wholly-owned subsidiaries, BIJ Ltd. and BIJ L.P., operate the incubator. Under the arrangement, the OCS agreed to loan funds to the incubator in connection with in-licensing the rights to the therapeutic candidates. We in-license, through the incubator, certain, but not all, of the therapeutic candidates that we eventually incorporate into our pipeline. As of June 30, 2010, we received approximately $11.4 million in loans from the OCS under the incubator agreement, which does not include $5.0 million we have received from the OCS outside of the incubator agreement, as of that date. The OCS funds have been used to initiate 19 different development projects, 14 of which have terminated. Four of our current development projects have been funded under the incubator agreement, including BL-1021, BL-1040, BL-2030 and BL-4040. Other projects may be funded by the OCS outside of the incubator agreement.

The incubator agreement has a six-year term and we are entitled to apply for a three-year extension to the agreement. The incubator agreement is currently scheduled to terminate on December 31, 2010. We applied for an extension to the agreement in June 2010 and are waiting for notification from the OCS of its approval of the extension. If the incubator agreement terminates, we will no longer be eligible for funding from the OCS through the incubator for new projects in the incubator, but existing projects and the terms of any outstanding loans will not be affected by the termination.

Under the incubator program, the Biotechnology Incubators Committee of the OCS is required to approve each project we intend to perform through the incubator and has broad discretionary powers with respect to approving equipment purchases and the general operation of the incubator. All of the restrictions placed on OCS-funded technology apply as well to all intellectual property derived from the incubator project. See “Government Funding for Development Programs — Israel Office of the Chief Scientist — Research and Development Grants.”

If we elect to terminate an incubator project for drug development, we are required to provide to the OCS the reasons that led to the termination of the project together with a financial and technical report relating to the drug development. We are also obligated to send notice to the entity that in-licensed to us the technology used for developing the drug. If the licensor is interested in continuing the development of the therapeutic candidate, the licensor is required to execute an agreement with the OCS and us to assume all rights and obligations relating to the funding received from the OCS. We expect that upon termination of a project and fulfillment of all OCS requirements for such termination, all loans associated with such project will be forgiven by the OCS.

The funding provided to us under the incubator agreement is in the form of a separate loan for each project, which is to be repaid solely out of the revenues generated by such project, with interest, until the full repayment of the loan. Revenue derived from a product developed in the incubator is subject to royalty payments at the same rates as set forth in the Research Law, as described in this prospectus, and until the loans provided for that project are repaid. However, if a loan is not repaid within two years following the completion of the applicable incubator project the interest rate for that loan will be doubled for the third through fifth years after completion of the project. The loan and all accrued interest is repayable upon demand if we violate the terms of the incubator agreement, with accrued interest. We initially provided the OCS with a bank guarantee in the sum of approximately NIS 8.1 million to cover all of our undertakings made under the agreement. The amount of the guarantee was reduced and is currently approximately NIS 3.0 million. Every year, the amount of the guarantee is reduced by an amount equivalent to 50% of the incubator operating costs, subject to a minimum guarantee of approximately NIS 1.5 million. Our obligation to maintain the bank guarantee terminates three months after the expiration of the term of the incubator agreement. In addition, all intellectual property held or developed by the incubator in connection with the incubator program is pledged as security for our obligations under the agreement. The intellectual property rights pledged may be realized by the State of Israel eight years after the date of approval of the relevant incubator program, or earlier in the event of a breach of the incubator agreement by us, or in the event liquidation or dissolution of our biotechnology incubator.

We operate a “type-2” technological incubator, also known as a “project incubator,” in which the incubator itself operates the project, and the intellectual property of the project is owned by the incubator. There are restrictions regarding the transfer of rights to intellectual property held by the incubator to any third party, and transfers of intellectual property must comply with the requirements of the Research Law, including those published by the Director-General of the OCS. There is a floating charge in favor of the OCS covering all of the assets and equipment of the incubator. Type-2 incubators may sell the incubator’s assets, but at least 25% of the earnings from the sale must be used to repay the loan. If there is a sale of all of the technology, or an exclusive license for all of the intellectual property assets, of a particular project, the loan must be repaid in full. In all cases, the amount used to repay any loan shall not exceed the full principal amount of the loan plus accrued interest and adjustments to the principal amount based on the common price index. In addition, the transfer of any intellectual property by any project company remains subject to the restrictions on transfers of OCS-funded technology out of Israel. See “— Government Regulation and Funding — Israeli Government Programs — Israel Office of the Chief Scientist.”

Early Development Program Agreement

We have entered into an agreement with our shareholder, Pan Atlantic Bank and Trust Limited, or Pan Atlantic, pursuant to which Pan Atlantic committed to provide us with up to $5.0 million to be used in connection with the in-licensing and development of early development stage therapeutic candidates, our Early Development Program. At least 70% of the research projects performed under the Early Development Program must originate inside Israel. We operate our Early Development Program independently from our biotechnology incubator. Pursuant to our Early Development Program, we are entitled to request from Pan Atlantic, twice a year, up to $625,000 for an aggregate of up to $1.25 million per year, unless otherwise agreed by Pan Atlantic, for our early development research projects, provided that we match the program funds at a rate of $0.20 per every dollar invested by Pan Atlantic. Pan Atlantic is not obligated to transfer any funds under this program for any request made after April 1, 2011. Pan Atlantic does not have any rights to any products developed through our early development projects. As part of the agreement, Pan Atlantic has the right to invest up to $5.0 million in our first public offering outside of Israel, including this offering. Currently, there is a liability on our balance sheet of $0.72 million, representing cumulative amounts received from Pan Atlantic in excess of the cumulative amounts spent on our Early Development Program as of June 30, 2010.

The term of the Early Development Program Agreement continues through the earlier of (i) the completion of the disbursement of all of the funds provided in the agreement and the completion of all research programs funded thereby and (ii) the termination of the agreement by either party. Each party to the agreement may terminate the agreement due to the default of the other party with respect to a material term of the agreement, which default is not cured within 30 days of the defaulting party’s receipt of notice of default, or to the occurrence of specified bankruptcy events with respect to the other party to the agreement or if the other party engages in a sale of all or substantially all of its assets as would cause that party to be unwilling to fulfill its obligations under the agreement.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our therapeutic candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position.

Patents.  As of September 1, 2010, we owned or exclusively licensed for uses within our field of business 13 patent families that, collectively contain over 12 issued patents and over 60 patent applications relating to our three clinical candidates. We are also pursuing patent protection for other drug candidates in our pipeline. Patents related to our therapeutic candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation, and method of administration of the applicable compounds and could materially improve the value of our therapeutic candidates. The patent positions for our three leading therapeutic candidates are described below and include both patents and patent applications we own or exclusively license. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our investment.

•	With respect to BL-1020, we have an exclusive license to three patent families that relate to the molecule that is the active ingredient of our proprietary anti-psychotic drug, pharmaceutical compositions and methods of use, such as in the treatment of schizophrenia. Patents and patent applications corresponding to the international patent applications have been granted or are pending in the United States, Israel, Europe, Australia, Japan, Canada, China, India, South Korea and Mexico. The patents and any patents to issue in the future based on pending patent applications in these families will expire, without extension, beginning in 2022. In addition, three provisional patent applications have been recently filed claiming (i) the use of BL-1020 for improving cognitive functions, (ii) a novel crystalline form of BL-1020 and (iii) a method of production of the crystalline form.
•	With respect to BL-1040, we have an exclusive license to a patent family directed to the BL-1040 composition, methods of production and methods of use, such as uses for the treatment of myocardial infarction. Patents and patent applications corresponding to the international patent application have been granted or are pending in the United States, Israel, Europe, Japan, Canada, Australia, Mexico, China, South Korea and India. The issued patents and any patents to issue in the future based on pending patent applications in these families will expire in 2024.
•	With respect to BL-5010, we have an exclusive license to a patent family directed to the BL-5010 composition or methods of its use, such as the treatment of skin lesions. Patents and patent applications corresponding to the international patent application have been granted or are pending in the United States, Israel and Europe. The issued patents and any patents to issue in the future based on pending patent applications in these families will expire beginning in the end of 2021.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. Neither we nor our licensors can be certain that we were the first to invent the inventions claimed in our owned or licensed patents or patent applications. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Trade Secrets.  We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements and assignment of inventions agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, such agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

Scientific Advisory Board

Our Scientific Advisory Board, which consists of a number of leading scientists and physicians, plays an active role in the evaluation of in-licensing opportunities, the development of our pipeline, and in the rejection of in-licensing opportunities that do not meet our licensing criteria. We also seek advice from our Scientific Advisory Board on scientific and medical matters generally. Our Scientific Advisory Board meets approximately every six weeks to, among other things:

•	screen all potential in-licensing and current therapeutic candidates;
•	oversee our research and development programs; and
•	address specific scientific and technical issues relevant to our business.

The following table sets forth information for our scientific advisory board members.

Name	Position/Institutional Affiliation
J. Aaron Ciechanover, M.D., Ph.D.	Professor Ciechanover is a Nobel Prize laureate in Chemistry (2004) and a recipient of the Israel Prize (2000) in Biological Research and the prestigious Lasker Award (2000). Professor Ciechanover is a Distinguished Research Professor at the Technion — Israel Institute of Technology. Professor Ciechanover is a member of, among many institutions, the following: the Israeli National Academy of Sciences and Humanities, the American Academy of Arts and Sciences (Foreign Fellow), the American Philosophical Society, the Pontifical Academy of Sciences of the Vatican, the National Academy of Sciences of the USA (Foreign Associate) and the Institute of Medicine of the National Academies of the USA (Foreign Associate).
Aliza Eshkol, Ph.D.	Dr. Eshkol is Vice President for Scientific Affairs, Serono International SA, Geneva, Switzerland.
David Ladkani, M.D.	Dr. Ladkani is the Chief Scientific Officer, Global Products Division, of Teva. Dr. Ladkani has received the prestigious Rothschild Award for innovation, and is widely published in the field of multiple sclerosis treatments.
Yaakov Naparstek, M.D.	Professor Naparstek is the Chairman of Medicine of Hadassah University Hospital. His main research interests are in the field of autoimmunity, systemic lupus erythematosus and autoimmune arthritis.
Moshe Phillip, M.D.	Professor Phillip has been our Vice President of Medical Affairs and Senior Clinical Advisor and a member of our Scientific Advisory Board since 2004. Professor Phillip is the Director of the Institute for Endocrinology and Diabetes of the Israel National Center for Childhood Diabetes at Schneider Children’s Medical Center of Israel and the Vice Dean for Research and Development at the Sackler School of Medical Education at Tel Aviv University.
Itamar Shalit, M.D.	Professor Shalit is the Director of the Pediatric Infectious Disease Unit at the Schneider Children’s Medical Center in Israel. Dr. Shalit is the author of over 70 publications in scientific journals and chapters in textbooks and currently serves as the Chairman of the Israeli Society for Infectious Diseases.
Yosef Yarden, Ph.D.	Professor Yarden is the Dean of the Feinberg Graduate School of the Weizmann Institute of Science. He serves on numerous national and international boards and the scientific advisory committees of several organizations, both academic and commercial, including serving as a Council Member of the European Association for Cancer Research.

Manufacturing

We do not currently own or operate manufacturing facilities and have no experience in manufacturing pharmaceutical products or medical devices. We rely on, and expect to continue to rely on, outside parties to produce all clinical and commercial quantities of our therapeutic candidates. However, we have the option to manufacture at least 20% of BL-1040 products pursuant to the terms of a supply agreement to be negotiated in good faith with Ikaria. See “— Material Agreements — Ikaria Agreement.” There can be no assurance that our therapeutic candidates, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost. We and our contract manufacturers are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products or medical devices. We and our contract manufacturers must ensure that all of the processes, methods and equipment are compliant with the current Good Manufacturing Practices, or cGMP, for drugs or Quality System Regulations, or QSR, for devices on an ongoing basis, mandated by the FDA and other regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers.

Contract Research Organizations

We outsource certain preclinical and clinical development activities to contract research organizations, or CROs, which meet FDA or European Medicines Agency regulatory standards. We create and implement the drug development plans and, during the preclinical and clinical phases of development, manage the CROs according to the specific requirements of the therapeutic candidate under development.

Competition

The pharmaceutical, medical device and biotechnology industries are intensely competitive. Several of our therapeutic candidates, if commercialized, would compete with existing drugs and therapies. In addition, there are many pharmaceutical companies, biotechnology companies, medical device companies public and private universities, government agencies and research organizations actively engaged in research and development of products targeting the same markets as our therapeutic candidates. Many of these organizations have substantially greater financial, technical, manufacturing and marketing resources than we have. Our competitors may also be able to use alternative technologies that do not infringe upon our patents to formulate the active materials in our therapeutic candidates. They may, therefore, bring to market products that are able to compete with our candidates, or other products that we may develop in the future.

BL-1020

If approved, BL-1020 will compete with currently marketed atypical anti-psychotics from Johnson & Johnson, Eli Lilly and Company, AstraZeneca, Bristol-Myers Squibb/Otsuka Pharmaceutical Co., Ltd., Pfizer Inc. and others, as well as with generic brands of typical and atypical anti-psychotics. We are also aware of a number of potentially competitive compounds under development including: Cariprazine, which is being developed by Forest Laboratories, Inc.; Bifeprunox, which is being developed by Solvay Pharmaceuticals, Inc., and Lurasidone, which is being developed by Dainippon Sumitomo Pharma Co., Ltd. None of these anti-psychotics are indicated to improve cognition.

BL-1040

We are not aware of any marketed products for the prevention of cardiac remodeling following an AMI that, like BL-1040, are injectable and form a protective scaffold that supports the heart muscle during recovery and repair. BL-1040 faces competition from a number of therapies currently in development that treat cardiac remodeling in different ways. Other treatments for cardiac remodeling include BioHeart, Inc.’s MyoCell® implantation procedure, Paracor Medical, Inc.’s HeartNetTM and Acorn Cardiovascular, Inc.’s CorCapTM device. These devices are indicated for different patient populations than BL-1040 and require surgery. For example, CorCapTM is indicated for patients suffering from congestive heart failure (CHF) and requires surgery to apply the device.

BL-5010

There are a variety of approved destructive and non-destructive treatments for skin lesions. Surgery is currently the most common approved non-destructive treatment for skin lesions but is invasive and painful, and generally results in cosmetically undesirable outcomes. Destructive treatments are associated with pain.

Metvix® is a non-destructive, non-surgical, cream-based treatment for skin lesions developed by Galderma Pharma SA which involves exposure of the skin lesion to red light after the application of the cream. It has been approved in many countries. BL-5010 does not require the use of any equipment.

Insurance

We maintain insurance programs for our offices and laboratory in Israel and our office in the United States. Our Israeli insurance program covers approximately $3.7 million of equipment, stock and lease improvements against risk of fire, lightning, natural perils and burglary and $1.5 million of consequential damages. We also maintain a $10.0 million employer liability insurance policy and $5.0 million of third party liability. We maintain an all-risk policy that provides coverage of approximately $1.5 million for electronic equipment and boiler and machinery insurance for laboratory refrigerators. For our U.S. office, we maintain a workers compensation policy with $1.0 million employers liability coverage, property insurance and a $2.0 million comprehensive general liability policy, a $1.0 million auto liability policy and a $1.0 million umbrella policy, all of which are necessary for our compliance with the requirements under our lease agreement. We also maintain a $20.0 million directors and officers liability insurance policy.

We procure cargo marine coverage when we ship substances for our clinical studies. Such insurance is custom-fit to the special requirements of the applicable shipment, such as temperature and/or climate sensitivity. If required, we insure the substances to the extent they are stored in central depots and at clinical sites.

We believe that the amounts of our insurance policies are adequate and customary for a business of our kind. However, because of the nature of our business, we cannot assure you that we will be able to maintain insurance on a commercially reasonable basis or at all, or that any future claims will not exceed our insurance coverage.

Environmental Matters

We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future if we are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements. See “Government Regulation — Israel Ministry of Environment — Toxin Permit.”

Property and Infrastructure

We are headquartered in Jerusalem, Israel. We lease one facility pursuant to a lease agreement with Caps-Pharma Ltd. that expires on December 15, 2010, with options to renew through December 2016. The facility consists of approximately 1,700 square meters of space and lease payments are approximately $20,400 per month. This facility houses our administrative and research operations and our central laboratory. The central laboratory consists of approximately 600 square meters and includes an analytical chemistry laboratory, a formulation laboratory, and a tissue culture laboratory. We are currently outfitting a section of the central laboratory as a Class 1000 Clean Room for the synthesis of compounds that require a clean environment for development. Substantially all of our employees are based in this facility.

Corporate Structure

Our corporate structure consists of BioLineRx and three wholly-owned subsidiary entities: BioLine Innovations Jerusalem Limited Partnership, or BIJ L.P.; BioLine Innovations Jerusalem Ltd., or BIJ Ltd.; and BioLineRx USA Inc. BIJ Ltd. and BIJ L.P. are engaged in the operation of our biotechnology incubator. See “— Material Agreements — Incubator Agreement.” BioLineRx USA was formed in connection with our operations in the United States.

Employees

As of June 30, 2010, we had 55 employees, all but one of which are employed in Israel. As of such date, 19 employees were employed in management and administrative positions and 36 were employed in research and development positions. Of our employees, 21 hold M.D. or Ph.D. degrees.

While none of our employees are party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees by order of the Israel Ministry of Labor. These provisions primarily concern the length of the workday, minimum daily wages for professional workers, pension fund benefits for all employees, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

We have never experienced any employment-related work stoppages and believe our relationship with our employees is good.

Legal Proceedings

We are not involved in any material legal proceedings.

GOVERNMENT REGULATION AND FUNDING

We operate in a highly controlled regulatory environment. Stringent regulations establish requirements relating to analytical, toxicological and clinical standards and protocols in respect of the testing of pharmaceuticals and medical devices. Regulations also cover research, development, manufacturing and reporting procedures, both pre- and post-approval. In many markets, especially in Europe, marketing and pricing strategies are subject to national legislation or administrative practices that include requirements to demonstrate not only the quality, safety and efficacy of a new product, but also its cost-effectiveness relating to other treatment options. Failure to comply with regulations can result in stringent sanctions, including product recalls, withdrawal of approvals, seizure of products and criminal prosecution.

Before obtaining regulatory approvals for the commercial sale of many of our therapeutic candidates, we or our licensees must demonstrate through preclinical studies and clinical trials that our therapeutic candidates are safe and effective. Historically, the results from preclinical studies and early clinical trials often have not accurately predicted results of later clinical trials. In addition, a number of pharmaceutical products have shown promising results in clinical trials but subsequently failed to establish sufficient safety and efficacy results to obtain necessary regulatory approvals. We have incurred and will continue to incur substantial expense for, and devote a significant amount of time to, preclinical studies and clinical trials. Many factors can delay the commencement and rate of completion of clinical trials, including the inability to recruit patients at the expected rate, the inability to follow patients adequately after treatment, the failure to manufacture sufficient quantities of materials used for clinical trials, and the emergence of unforeseen safety issues and governmental and regulatory delays. If a therapeutic candidate fails to demonstrate safety and efficacy in clinical trials, this failure may delay development of other therapeutic candidates and hinder our ability to conduct related preclinical studies and clinical trials. Additionally, as a result of these failures, we may also be unable to find additional licensees or obtain additional financing.

Governmental authorities in all major markets require that a new pharmaceutical product or medical device be approved or exempted from approval before it is marketed, and have established high standards for technical appraisal, which can result in an expensive and lengthy approval process. The time to obtain approval varies by country. In the past, it generally took from six months to four years from the application date, depending upon the quality of the results produced, the degree of control exercised by the regulatory authority, the efficiency of the review procedure and the nature of the product. Some products are never approved. In recent years, there has been a trend towards shorter regulatory review times in the United States as well as certain European countries, despite increased regulation and higher quality, safety and efficacy standards.

Historically, different requirements by different countries’ regulatory authorities have influenced the submission of applications. However, the past 10 years have shown a gradual trend toward harmonization of drug and medical device approval standards, starting in individual territories in Europe and then in the European Union as a whole, in Japan, and in the United States under the aegis of the International Conference on Harmonization, or ICH. In many cases, compliance with ICH standards can help avoid duplication of non-clinical and clinical trials and enable companies to use the same basis for submissions to each of the respective regulatory authorities. The adoption of the Common Technical Document format by the ICH has greatly facilitated use of a single regulatory submission for seeking approval in the ICH regions and certain other countries such as Canada and Australia.

A summary of the United States, European Union and Israeli regulatory process follows below.

United States

In the United States, drugs are subject to rigorous regulation by the FDA. The U.S. Federal Food, Drug and Cosmetic Act, or FDCA, and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, record-keeping, packaging, labeling, adverse event reporting, advertising, promotion, marketing, distribution and import and export of pharmaceutical products. Failure to comply with applicable regulatory requirements may subject us to a variety of administrative or judicially imposed sanctions and/or prevent us from obtaining or maintaining required approvals or to market drugs. Failure to comply with the applicable U.S. requirements may subject us to stringent administrative or judicial sanctions, such as agency refusal to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions or criminal prosecution.

Unless a drug is exempt from the new drug application process, the steps required before a drug may be marketed in the United States include:

•	preclinical laboratory tests, animal studies and formulation studies;
•	submission to the FDA of a request for an investigational new drug, or IND, to conduct human clinical testing;
•	adequate and well controlled clinical trials to determine the safety and efficacy of the drug for each indication;
•	submission to the FDA of a new drug application, or NDA;
•	a potential public hearing of an outside advisory committee to discuss the application;
•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is manufactured; and
•	FDA review and approval of the NDA.

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies. For studies conducted in the United States, and certain studies carried out outside the United States, we submit the results of the preclinical studies, together with manufacturing information and analytical results, to the FDA as part of an IND, which must become effective before we may commence human clinical trials. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Submission of an IND does not always result in the FDA allowing clinical trials to commence and the FDA may halt a clinical trial if unexpected safety issues surface or the study is not being conducted in compliance with applicable requirements.

The FDA may refuse to accept an IND for review if applicable regulatory requirements are not met. Moreover, the FDA may delay or prevent the start of clinical trials if the manufacturing of the test drugs fails to meet good manufacturing practice, or GMP, requirements or the clinical trials are not adequately designed. Such government regulation may delay or prevent the study and marketing of potential products for a considerable time period and may impose costly procedures upon a manufacturer’s activities. In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot continue without FDA authorization and then only under terms authorized by the FDA.

Success in early-stage clinical trials does not assure success in later-stage clinical trials. Results obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a therapeutic candidate receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even withdrawal of marketing approval for the product.

Clinical Trials

Clinical trials involve the administration of the investigational drug to people under the supervision of qualified investigators. We conduct clinical trials under protocols detailing the trial objectives, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. We must submit each protocol to the FDA as part of the IND.

We conduct clinical trials typically in three sequential phases, but the phases may overlap or be combined. An independent review board, or IRB, must review and approve each trial before it can begin. Phase 1 includes the initial introduction of an IND into a small number of humans. These trials are closely monitored and may be conducted in patients, but are usually conducted in healthy volunteer subjects. These trials are designed to determine the metabolic and pharmacologic actions of the drug in humans and the side effects associated with increasing doses as well as, if possible, to gain early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to evaluate dosage tolerance and appropriate dosage, identify possible adverse effects and safety risks and preliminarily evaluate the efficacy of the drug for specific indications. Phase 3 trials are large trials used to further evaluate clinical efficacy and test further for safety by using the drug in its final form in an expanded patient population. There can be no assurance that we or our licensees will successfully complete phase 1, phase 2 or phase 3 testing with respect to any therapeutic candidate within any specified period of time, if at all. Furthermore, clinical trials may be suspended at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. We and our licensees perform preclinical and clinical testing outside of the United States. The acceptability of the results of our preclinical and clinical testing by the FDA will be dependent upon adherence to applicable U.S. and foreign standards and requirements, including good laboratory practices, or GLP, Good Clinical Practices, or GCP, and the Declaration of Helsinki for protection of human subjects. Additionally, the FDA may require at least one pivotal clinical study to be conducted in the United States, in order to take into account medical practice and ethical diversity in the United States.

NDAs and BLAs

After successful completion of the required clinical testing, a New Drug Application, or NDA, or in the case of certain biological products a Biological Product Application, or BLA, is prepared and submitted to the FDA. FDA approval of the NDA or BLA is required before product marketing may begin in the United States. The NDA/BLA must include the preclinical and clinical testing results and a compilation of detailed information relating to the product’s pharmacology, toxicology, chemistry, manufacture and manufacturing controls. In certain cases, an application for marketing approval may include information regarding the safety and efficacy of a proposed drug that comes from trials not conducted by, or for, the applicant and for which trials the applicant has not obtained a specific right to reference. Such an application, known as a 505(b)(2) NDA, is permitted for new drug products that incorporate previously approved active ingredients, even if the proposed new drug incorporates an approved active ingredient in a novel formulation or for a new indication. A 505(b)(2) type application is not available for drugs subject to BLAs. As interpreted by the FDA, Section 505(b)(2) also permits the FDA to rely for such approvals on literature or on a finding by the FDA of safety and/or efficacy for a previously approved drug product. Under this interpretation, a 505(b)(2) NDA for changes to a previously approved drug product may rely on the FDA’s finding of safety and efficacy of the previously approved product coupled with new clinical data and information needed by the FDA to support the change. NDAs submitted under 505(b)(2) are potentially subject to patent and non-patent exclusivity provisions which can block effective approval of the 505(b)(2) application until the applicable exclusivities have expired, which in the case of patents may be several years. The cost of preparing and submitting an NDA may be substantial. Under U.S. federal law, the submission of NDAs, including 505(b)(2) NDAs, is generally subject to substantial application user fees, and the manufacturer and/or sponsor under an NDA approved by the FDA is also subject to annual product and establishment user fees. These fees are typically increased annually. Currently, there are no fees assessed for an Abbreviated New Drug Application, or ANDA.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the FDA threshold determination that the NDA is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under U.S. federal law, the FDA has agreed to certain performance goals in the review of NDAs. Most such applications for non-priority drug products are to be reviewed within 10 months. The review process may be significantly extended by FDA requests for additional information or clarification. The FDA may also refer applications to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. This often, but not exclusively, occurs for novel drug products or drug products that present difficult questions of safety or efficacy. The FDA is not bound by the recommendation of an advisory committee.

Before approving an application, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve the application unless the FDA determines that the product is manufactured in substantial compliance with GMPs. If the FDA determines that the NDA or BLA is supported by adequate data and information, the FDA may issue an approval letter, or, in some cases, when the FDA desires some additional data or information an approvable letter. An approvable letter generally contains a statement of specific conditions that must be met to secure final approval of the application. Upon timely compliance with the conditions stated in the approvable letter, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of approval, the FDA may require additional trials or post-approval testing and surveillance to monitor the drug’s safety or efficacy, the adoption of risk evaluation and mitigation strategies, and may impose other conditions, including labeling and marketing restrictions on the use of the drug, which can materially affect its potential market and profitability. Once granted, product approvals may be withdrawn if compliance with regulatory standards for manufacturing and quality control are not maintained or if additional safety problems are identified following initial marketing.

If the FDA’s evaluation of the NDA or BLA submission or manufacturing processes and facilities is not favorable, the FDA may refuse to approve the NDA or BLA and may issue a not approvable letter. The not approvable letter outlines major deficiencies in the submission and often requires substantial additional testing or information for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The Pediatric Research Equity Act, or PREA, requires NDAs (or NDA supplements) for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration to contain results assessing the safety and efficacy for the claimed indication in all relevant pediatric subpopulations. Data to support dosing and administration also must be provided for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for the submission of results or full or partial waivers from the PREA requirements (for example, if the product is ready for approval in adults before pediatric studies are complete, if additional safety data is needed, among others).

Postmarketing Requirements

Once an NDA or BLA is approved, the drug sponsor will be subject to certain post-approval requirements, including requirements for adverse event reporting, submission of periodic reports, manufacturing, labeling, packaging, advertising, promotion, distribution, record-keeping and other requirements. For example, the approval may be subject to limitations on the uses for which the product may be marketed or conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product or require the adoption of risk evaluation and mitigation strategies. In addition, the FDA requires the reporting of any adverse effects observed after the approval or marketing of a therapeutic candidate and such events could result in limitations on the use of such approved product or its withdrawal from the marketplace. Also, some types of changes to the approved product, such as manufacturing changes and labeling claims, are subject to further FDA review and approval. Additionally, the FDA strictly regulates the promotional claims that may be made about prescription drug products. In particular, the FDA requires substantiation of any claims of superiority of one product over another including, in many cases, requirements that such claims be proven by adequate and well controlled head-to-head clinical trials. To the extent that market acceptance of our therapeutic candidates may depend on their superiority over existing products, any restriction on our ability to advertise or otherwise promote claims of superiority, or any requirements to conduct additional expensive clinical trials to provide proof of such claims, could negatively affect the sales of our therapeutic candidates and our costs.

Generic Competition

Once an NDA, including a 505(b)(2) NDA, is approved, the product covered thereby becomes a “listed drug” which can, in turn, be cited by potential competitors in support of approval of an ANDA, which relies on bioequivalence studies that compare the generic drug to a reference listed drug to support approval. Currently, ANDAs are not eligible for drugs covered by BLAs. Specifically, a generic drug that is the subject of an ANDA must be bioequivalent and have the same active ingredient(s), route of administration, dosage form, and strength, as well as the same labeling, with certain exceptions, as the listed drug. If the FDA deems that any of these requirements are not met, additional results may be necessary to seek approval.

ANDA applicants do not have to conduct extensive clinical trials to prove the safety or efficacy of the drug product. Rather, they are required to show that their drug is pharmaceutically equivalent to the innovator’s drug and also conduct “bioequivalence” testing to show that the rate and extent by which the ANDA applicant’s drug is absorbed does not differ significantly from the innovator product. Bioequivalence tests are typically in vivo studies in humans but they are smaller and less costly than the types of phase 3 trials required to obtain initial approval of a new drug. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, are listed as such by the FDA, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

With respect to NDAs, U.S. federal law provides for a period of three years of non-patent market exclusivity following the approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage, dosage form, route of administration or combination, or for a new use, the approval of which was required to be supported by new clinical trials, other than bioavailability studies, conducted by or for the sponsor. During this three-year period the FDA cannot grant effective approval of an ANDA or a 505(b)(2) NDA for the same conditions of approval under which the NDA was approved.

U.S. federal law also provides a period of five years following approval of a new chemical entity that is a drug containing no previously approved active ingredients, during which ANDAs for generic versions of such drugs, as well as 505(b)(2) NDAs, cannot be submitted unless the submission contains a certification that the listed patent is invalid or will not be infringed, in which case the submission may be made four years following the original product approval. If an ANDA or 505(b)(2) NDA applicant certifies that it believes one or more listed patents is invalid or not infringed, it is required to provide notice of its filing to the NDA sponsor and the patent holder. If the patent holder or exclusive patent licensee then initiates a suit for patent infringement against the ANDA or 505(b)(2) NDA sponsor within 45 days of receipt of the notice, the FDA cannot grant effective approval of the ANDA or 505(b)(2) NDA until either 30 months have passed or there has been a court decision holding that the patents in question are invalid or not infringed. If an infringement action is not brought within 45 days, the ANDA or 505(b)(2) NDA applicant may bring a declaratory judgment action to determine patent issues prior to marketing. If the ANDA or 505(b)(2) NDA applicant certifies as to the date on which the listed patents will expire, then the FDA cannot grant effective approval of the ANDA or 505(b)(2) NDA until those patents expire. The first ANDA(s) submitting substantially complete application(s) certifying that listed patents for a particular product are invalid or not infringed may qualify for a period of 180 days of marketing exclusivity, starting from the date of the first commercial marketing of the drug by the applicant, during which subsequently submitted ANDAs cannot be granted effective approval. The first ANDA applicant can forfeit its exclusivity under certain circumstances; for example, if it fails to market its product or meet other regulatory requirements within specified time periods.

From time to time, including presently, legislation is drafted and introduced in the U.S. Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of drug products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our therapeutic candidates. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, or what the impact of such changes, if any, may be.

FDA Approval or Clearance of Medical Devices

In the United States, medical devices are subject to varying degrees of regulatory control and are classified in one of three classes depending on the controls the FDA determines necessary to reasonably ensure their safety and efficacy:

•	Class I: general controls, such as labeling and adherence to Quality System Regulations, or QSRs;
•	Class II: general controls, pre-market notification (510(k)), and specific controls such as performance standards, patient registries, and postmarket surveillance; and
•	Class III: general controls and approval of a PMA.

A PMA application must provide a demonstration of safety and effectiveness, which generally requires extensive preclinical and clinical trial data. Information about the device and its components, device design, manufacturing and labeling, among other information, must also be included in the PMA. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with QSR requirements, which govern testing, control, documentation and other aspects of quality assurance with respect to manufacturing. During the review period, an FDA advisory committee, typically a panel of clinicians, is likely to be convened to review the application and recommend to the FDA whether, or upon what conditions, the device should be approved. The FDA is not bound by the advisory panel decision, but the FDA often follows the panel’s recommendation. If the FDA finds the information satisfactory, it will approve the PMA. The PMA can include post-approval conditions including, among other things, restrictions on labeling, promotion, sale and distribution, or requirements to do additional clinical studies post-approval. Even after approval of a PMA, a new PMA or PMA supplement is required to authorize certain modifications to the device, its labeling or its manufacturing process. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA. During the review of a PMA, the FDA may request more information or additional studies and may decide that the indications for which we seek approval or clearance should be limited.

If human clinical trials of a medical device are required and the device presents a significant risk, the sponsor of the trial must file an investigational device exemption, or IDE, application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and/or laboratory testing. If the IDE application is approved by the FDA and one or more institutional review boards, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more institutional review boards without separate approval from the FDA. Submission of an IDE does not give assurance that the FDA will approve the IDE and, if it is approved, the FDA may determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study indication or the rights, safety or welfare of human subjects. The trial also must comply with the FDA’s IDE regulations and informed consent must be obtained from each subject.

European Economic Area

A medicinal product may only be placed on the market in the European Economic Area, or EEA, composed of the 27 EU member states, plus Norway, Iceland and Lichtenstein, when a marketing authorization has been issued by the competent authority of a member state pursuant to Directive 2001/83/EC (as recently amended by Directive 2004/27/EC), or an authorization has been granted under the centralized procedure in accordance with Regulation (EC) No. 726/2004 or its predecessor, Regulation 2309/93. There are essentially three community procedures created under prevailing European pharmaceutical legislation that, if successfully completed, allow an applicant to place a medicinal product on the market in the EEA.

Centralized Procedure

Regulation 726/2004/EC now governs the centralized procedure when a marketing authorization is granted by the European Commission, acting in its capacity as the European Licensing Authority on the advice of the European Medicines Agency, or EMEA. That authorization is valid throughout the entire community and directly or (as to Norway, Iceland and Liechtenstein) indirectly allows the applicant to place the product on the market in all member states of the EEA. The EMEA is the administrative body responsible for coordinating the existing scientific resources available in the member states for evaluation, supervision and pharmacovigilance of medicinal products. Certain medicinal products, as described in the Annex to Regulation 726/2004, must be authorized centrally. These are products that are developed by means of a biotechnological process in accordance with Paragraph 1 to the Annex to the Regulation. Medicinal products for human use containing a new active substance for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, or AIDS, cancer, neurodegenerative disorder or diabetes must also be authorized centrally. Starting on May 20, 2008, the mandatory centralized procedure was extended to autoimmune diseases and other immune dysfunctions and viral diseases. Finally, all medicinal products that are designated as orphan medicinal products pursuant to Regulation 141/2000 must be authorized under the centralized procedure. An applicant may also opt for assessment through the centralized procedure if it can show that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization centrally is in the interests of patients at the community level. For each application submitted to the EMEA for scientific assessment, the EMEA is required to ensure that the opinion of the Committee for Medicinal Products for Human Use, or CHMP, is given within 210 days after receipt of a valid application. If the opinion is positive, the EMEA is required to send the opinion to the European Commission, which is responsible for preparing the decision granting a marketing authorization. If the initial opinion of the CHMP is negative, the applicant is afforded an opportunity to seek a re-examination of the opinion. The CHMP is required to re-examine its opinion within 60 days following receipt of the request by the applicant. A refusal of a centralized marketing authorization constitutes a prohibition on placing the given medicinal product on the market in the community.

Mutual Recognition and Decentralized Procedures.  With the exception of products that are authorized centrally, the competent authorities of the member states are responsible for granting marketing authorizations for medicinal products placed on their markets. If the applicant for a marketing authorization intends to market the same medicinal product in more than one member state, the applicant may seek an authorization progressively in the community under the mutual recognition or decentralized procedure. Mutual recognition is used if the medicinal product has already been authorized in a member state. In this case, the holder of this marketing authorization requests the member state where the authorization has been granted to act as reference member state by preparing an updated assessment report that is then used to facilitate mutual recognition of the existing authorization in the other member states in which approval is sought (the so-called concerned member state(s)). The reference member state must prepare an updated assessment report within 90 days of receipt of a valid application. This report together with the approved Summary of Product Characteristics, or SmPC (which sets out the conditions of use of the product), and a labeling and package leaflet are sent to the concerned member states for their consideration. The concerned member states are required to approve the assessment report, the SmPC and the labeling and package leaflet within 90 days of receipt of these documents. The total procedural time is 180 days.

The decentralized procedure is used in cases where the medicinal product has not received a marketing authorization in the EU at the time of application. The applicant requests a member state of its choice to act as reference member state to prepare an assessment report that is then used to facilitate agreement with the concerned member states and the grant of a national marketing authorization in all of these member states. In this procedure, the reference member state must prepare, for consideration by the concerned member states, the draft assessment report, a draft SmPC and a draft of the labeling and package leaflet within 120 days after receipt of a valid application. As in the case of mutual recognition, the concerned member states are required to approve these documents within 90 days of their receipt.

For both mutual recognition and decentralized procedures, if a concerned member state objects to the grant of a marketing authorization on the grounds of a potential serious risk to public health, it may raise a reasoned objection with the reference member state. The points of disagreement are in the first instance referred to the Co-ordination Group on Mutual Recognition and Decentralized Procedures, or CMD, to reach an agreement within 60 days of the communication of the points of disagreement. If member states fail to reach an agreement, then the matter is referred to the EMEA and CHMP for arbitration. The CHMP is required to deliver a reasoned opinion within 60 days of the date on which the matter is referred. The scientific opinion adopted by the CHMP forms the basis for a binding European Commission decision.

Irrespective of whether the medicinal product is assessed centrally, de-centrally or through a process of mutual recognition, the medicinal product must be manufactured in accordance with the principles of good manufacturing practice as set out in Directive 2003/94/EC and Volume 4 of the rules governing medicinal products in the European community. Moreover, community law requires the clinical results in support of clinical safety and efficacy to be based upon clinical trials conducted in the European community in compliance with the requirements of Directive 2001/20/EC, which implements good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the European community and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in Directive 2001/20/EC. The conduct of a clinical trial in the EU requires, pursuant to Directive 2001/20/EC, authorization by the relevant national competent authority where a trial takes place, and an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the community.

There are various types of applications for marketing authorizations:

Full Applications.  A full application is one that is made under any of the community procedures described above and “stands alone” in the sense that it contains all of the particulars and information required by Article 8(3) of Directive 2001/83 (as amended) to allow the competent authority to assess the quality, safety and efficacy of the product and in particular the balance between benefit and risk. Article 8(3)(l) in particular refers to the need to present the results of the applicant’s research on (1) pharmaceutical (physical-chemical, biological or microbiological) tests, (2) preclinical (toxicological and pharmacological) studies and (3) clinical trials in humans. The nature of these tests, studies and trials is explained in more detail in Annex I to Directive 2001/83/EC. Full applications would be required for products containing new active substances not previously approved by the competent authority, but may also be made for other products.

Abridged Applications.  Article 10 of Directive 2001/83/EC contains exemptions from the requirement that the applicant provide the results of its own preclinical and clinical research. There are three regulatory routes for an applicant to seek an exemption from providing such results, namely (1) cross-referral to an innovator’s results without consent of the innovator, (2) well established use according to published literature and (3) consent to refer to an existing dossier of research results filed by a previous applicant.

Cross-referral to Innovator’s Data

Articles 10(1) and 10(2)(b) of Directive 2001/83/EC provide the legal basis for an applicant to seek a marketing authorization on the basis that its product is a generic medicinal product (a copy) of a reference medicinal product that has already been authorized, in accordance with community provisions. A reference product is, in principle, an original product granted an authorization on the basis of a full dossier of particulars and information. This is the main exemption used by generic manufacturers for obtaining a marketing authorization for a copy product. The generic applicant is not required to provide the results of preclinical studies and of clinical trials if its product meets the definition of a generic medicinal product and the applicable regulatory results protection period for the results submitted by the innovator has expired. A generic medicinal product is defined as a medicinal product:

•	having the same qualitative and quantitative composition in active substance as the reference medicinal product;
•	having the same pharmaceutical form as the reference medicinal product; and
•	whose bioequivalence with the reference medicinal product has been demonstrated by appropriate bioavailability studies.

Applications in respect of a generic medicinal product cannot be made before the expiry of the protection period. Where the reference product was granted a national marketing authorization pursuant to an application made before October 30, 2005, the protection period is either six years or 10 years, depending upon the election of the particular member state concerned. Where the reference product was granted a marketing authorization centrally, pursuant to an application made before November 20, 2005, the protection period is 10 years. For applications made after these dates, Regulation 726/2004 and amendments to Directive 2001/83/EC provide for a harmonized protection period regardless of the approval route utilized. The harmonized protection period is in total 10 years, including eight years of research data protection and two years of marketing protection. The effect is that the originator’s results can be the subject of a cross-referral application after eight years, but any resulting authorization cannot be exploited for a further two years. The rationale of this procedure is not that the competent authority does not have before it relevant tests and trials upon which to assess the efficacy and safety of the generic product, but that the relevant particulars can, if the research data protection period has expired, be found on the originator’s file and used for assessment of the generic medicinal product. The 10-year protection period can be extended to 11 years where, in the first eight years post-authorization, the holder of the authorization obtains approval for a new indication assessed as offering a significant clinical benefit in comparison with existing products.

If the copy product does not meet the definition of a generic medicinal product or if certain types of changes occur in the active substance(s) or in the therapeutic indications, strength, pharmaceutical form or route of administration in relation to the reference medicinal product, Article 10(3) of Directive 2001/83/EC provides that the results of the appropriate preclinical studies or clinical trials must be provided by the applicant.

Well-established Medicinal Use

Under Article 10a of Directive 2001/83/EC, an applicant may, in substitution for the results of its own preclinical and clinical research, present detailed references to published literature demonstrating that the active substance(s) of a product have a well-established medicinal use within the community with recognized efficacy and an acceptable level of safety. The applicant is entitled to refer to a variety of different types of literature, including reports of clinical trials with the same active substance(s) and epidemiological studies that indicate that the constituent or constituents of the product have an acceptable safety/efficacy profile for a particular indication. However, use of the published literature exemption is restricted by stating that in no circumstances will constituents be treated as having a well-established use if they have been used for less than 10 years from the first systematic and documented use of the substance as a medicinal product in the community. Even after 10 years’ systematic use, the threshold for well established medicinal use might not be met. European pharmaceutical law requires the competent authorities to consider the period over which a substance has been used, the amount of patient use of the substance, the degree of scientific interest in the use of the substance (as reflected in the scientific literature) and the coherence (consistency) of all the scientific assessments made in the literature. For this reason, different substances may reach the threshold for well-established use after different periods, but the minimum period is 10 years. If the applicant seeks approval of an entirely new therapeutic use compared with that to which the published preclinical literature refers, additional preclinical and/or clinical results would have to be provided.

Informed Consent

Under Article 10c of Directive 2001/83/EC, following the grant of a marketing authorization the holder of such authorization may consent to a competent authority utilizing the pharmaceutical, preclinical and clinical documentation that it submitted to obtain approval for a medicinal product to assess a subsequent application relating to a medicinal product possessing the same qualitative and quantitative composition with respect to the active substances and the same pharmaceutical form.

Law Relating to Pediatric Research

Regulation (EC) 1901/2006 (as amended by Regulation (EC) 1902/2006) was adopted on December 12, 2006. This Regulation governs the development of medicinal products for human use in order to meet the specific therapeutic needs of the pediatric population. It requires any application for marketing authorization made after July 26, 2008 in respect of a product not authorized in the European Community on January 26, 2007 (the time the Regulation entered into force), to include studies in children conducted in accordance with a pediatric investigation plan agreed to by the relevant European authorities, unless the product is subject to an agreed waiver or deferral. Waivers can be granted in certain circumstances where pediatric studies are not required or desirable. Deferrals can be granted in certain circumstances where the initiation or completion of pediatric studies should be deferred until appropriate studies in adults have been performed. Moreover, this regulation will impose the same obligation from January 26, 2009 on an applicant seeking approval of a new indication, pharmaceutical form or route of administration for a product already authorized and still protected by a supplementary protection certificate granted under Regulation (EEC) 1768/92 or by a patent that qualifies for the granting of such a supplementary protection certificate. The pediatric Regulation 1901/2006 also provides, subject to certain conditions, a reward for performing such pediatric studies, regardless of whether the pediatric results provided resulted in the grant of a pediatric indication. This reward comes in the form of an extension of six months to the supplementary protection certificate granted in respect of the product, unless the product is subject to orphan drug designation, in which case the 10-year market exclusivity period for such orphan products is extended to 12 years. Where the product is no longer covered by a patent or supplementary protection certificate, the applicant may make a separate application for a Pediatric Use Marketing Authorization, which, on approval, will provide 10 years’ regulatory results and marketing protection for the pediatric results.

Post-authorization Obligations

An authorization to market a medicinal product in the EU carries with it an obligation to comply with many post-authorization regulations relating to the marketing and other activities of authorization holders. These include requirements relating to adverse event reporting and other pharmacovigilance requirements, advertising, packaging and labeling, patient package leaflets, distribution and wholesale dealing. The regulations frequently operate within a criminal law framework and failure to comply with the requirements may not only affect the authorization, but also can lead to financial and other sanctions levied on the company in question and responsible officers.

Approval of Medical Devices

In the 25 member states of the European Union there is a consolidated system for the authorization of medical devices. The European Union requires that manufacturers of medical products obtain the right to affix the CE mark to their products, which shows that the device has a Certificat de Conformité, before selling them in European Union member countries. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to products, a manufacturer must obtain certification that its processes meet certain European quality standards, which vary according to the nature of the device. Compliance with the Medical Device Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products and commercially distribute those products throughout the European Union without further conformance tests being required in other member states.

Israel

Israel Ministry of the Environment — Toxin Permit

In accordance with the Israeli Dangerous Substance Law — 1993, the Ministry of the Environment is required to grant a permit in order to use toxic materials. Because we utilize toxic materials in the course of operation of our laboratories, we were required to apply for a permit to use these materials. Our current toxin permit will remain in effect until January 2012.

Clinical Testing in Israel

In order to conduct clinical testing on humans in Israel, special authorization must first be obtained from the ethics committee and general manager of the institution in which the clinical studies are scheduled to be conducted, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable legislation. In certain circumstances, these regulations may also require authorization from the Israeli Ministry of Health, and in the case of genetic trials, special fertility trials and similar trials, an additional authorization of the overseeing institutional ethics committee. The institutional ethics committee must, among other things, evaluate the anticipated benefits that are likely to be derived from the project to determine if it justifies the risks and inconvenience to be inflicted on the human subjects, and the committee must ensure that adequate protection exists for the rights and safety of the participants as well as the accuracy of the information gathered in the course of the clinical testing. Since we intend to perform a portion of the clinical studies on certain of our therapeutic candidates in Israel, we will be required to obtain authorization from the ethics committee and general manager of each institution in which we intend to conduct our clinical trials, and to the extent required, the Israeli Ministry of Health.

Other Countries

In addition to regulations in the United States, the European Union and Israel, we are subject to a variety of other regulations governing clinical trials and commercial sales and distribution of drugs in other countries. Whether or not our products receive approval from the FDA, approval of such products must be obtained by the comparable regulatory authorities of countries other than the United States before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials and product licensing vary greatly from country to country.

Related Matters

From time to time, legislation is drafted, introduced and passed in governmental bodies that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA or EMEA and other applicable regulatory bodies to which we are subject. In addition, regulations and guidance are often revised or reinterpreted by the national agency in ways that may significantly affect our business and our therapeutic candidates. It is impossible to predict whether such legislative changes will be enacted, whether FDA or EMEA regulations, guidance or interpretations will change, or what the impact of such changes, if any, may be. We may need to adapt our business and therapeutic candidates and products to changes that occur in the future.

Israeli Government Programs

Israel Office of the Chief Scientist

Research and Development Grants.  A number of our therapeutic products have been financed, in part, through grants from the OCS in accordance with the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law. As of June 30, 2010, we have received approximately $16.4 million in grants and loans from the OCS, including accrued interest, in the aggregate, which amount includes, among other payments, approximately $5.0 million of OCS research and development grants for particular projects, and approximately $11.4 million for our biotechnology incubator. Such amounts include approximately $5.0 million of grants received in connection with terminated programs. We do not expect to be required to repay grants for terminated programs. Under the Research Law and the terms of the grants, royalties on the revenues derived from sales of products developed with the support of the OCS are payable to the Israeli government, generally at the rate of 3.0% during the first three years of repayment and 3.5% subsequently, although these terms are different in the event we out-license the products. The obligation to make these payments terminates upon repayment of the amount of the received grants as adjusted for fluctuation in the U.S. dollar/shekel exchange rate, plus any additional amounts as described below. The amounts received bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

Pursuant to the Research Law, recipients of grants from the OCS are prohibited from manufacturing products developed using OCS grants or derived from technology developed with OCS grants outside of the State of Israel and from transferring rights to manufacture such products outside of Israel. However, the OCS may, in special cases, approve the transfer of manufacture or of manufacturing rights of a product developed in an approved program or which results therefrom, outside of Israel. If we were to receive approval to manufacture or to transfer the rights to manufacture our products developed with OCS grants outside of Israel, we would be required to pay an increased total amount of royalties (possibly up to 300% of the grant amounts plus interest), depending on the portion of total manufacturing that is performed outside of Israel. In addition, the royalty rate applicable to us could possibly increase. Such increased royalties constitute the total repayment amount required in connection with the transfer of manufacturing rights of OCS funded products outside Israel. The Research Law does enable companies to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties; however, the OCS rarely grants such approval.

In addition, under the Research Law, we are prohibited from transferring our OCS financed technologies, technologies derived therefrom and related intellectual property rights outside of Israel except under limited circumstances and only with the approval of the OCS. We may not receive the required approvals for any proposed transfer and, if received, we may be required to pay the OCS a portion of the consideration that we receive upon any sale of such technology to a non-Israeli entity. The scope of the support received, the royalties that we may have already paid to the OCS, the amount of time that has elapsed between the date on which the technology was transferred and the date on which the OCS grants were received and the sale price and the form of transaction will be taken into account in order to calculate the amount of the payment to the OCS. In addition, approval of the transfer of technology to residents of Israel is required, and may be granted in specific circumstances, only if the recipient agrees to abide by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties. No assurances can be made that approval to any such transfer, if requested, will be granted. The out-licensing of OCS-supported technologies may be deemed by the OCS to be a transfer of technology.

The State of Israel does not own intellectual property rights in technology developed with OCS funding and there is no restriction on the export of products manufactured using technology developed with OCS funding. The technology is, however, subject to transfer of technology and manufacturing rights restrictions as described above. For a description of such restrictions, please see “Risk Factors — Risks Relating to Our Operations in Israel.” OCS approval is not required for the export of any products resulting from the research or development or for the licensing of any technology in the ordinary course of business.

Biotechnology Incubator Program.  In 2001, the OCS launched a biotechnology incubator program for advancing Israel’s biotechnology industry. The program was significantly changed by the OCS in May 2004, pursuant to which the OCS invited companies to submit proposals to establish and operate OCS-funded biotechnology incubators to provide a physical, organized and professional platform for commercializing biotechnological research and development projects. We submitted a proposal to operate a biotechnology incubator, and our proposal was accepted by the OCS. Accordingly, we entered into the incubator agreement with the OCS in January 2005. We formed BIJ L.P. to act as the incubator entity. Our wholly-owned subsidiary, BIJ Ltd., is the general partner of BIJ L.P., also referred to as the incubator, and owns 1% of BIJ L.P.’s partnership interests, while BioLineRx is a limited partner of BIJ L.P. and owns the remaining 99% of BIJ L.P.’s partnership interests.

As of June 30, 2010, we have received approximately $11.4 million from the OCS under the incubator agreement to fund 19 different development projects, 14 of which have terminated. Of our 10 current development projects, four have been funded under the incubator agreement, including BL-1021, BL-1040, BL-2030 and BL-4040. Other projects may be funded by the OCS outside of the incubator agreement. For additional information on the incubator agreement, see “Business — Other Material Agreements — Incubator Agreement.”

Israel Ministry of Health

Israel’s Ministry of Health, which regulates medical testing, has adopted protocols that correspond, generally, to those of the FDA and the European Medicines Agency, making it comparatively straightforward for studies conducted in Israel to satisfy FDA and the European Medicines Agency requirements, thereby enabling medical technologies subjected to clinical trials in Israel to reach U.S. and E.U. commercial markets in an expedited fashion. Many members of Israel’s medical community have earned international prestige in their chosen fields of expertise and routinely collaborate, teach and lecture at leading medical centers throughout the world. Israel also has free trade agreements with the United States and the European Union.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information for our executive officers and directors as of the date of this prospectus. Unless otherwise stated, the address for our directors and officers is c/o BioLineRx Ltd., P.O. Box 45158, 19 Hartum Street, Jerusalem 91450, Israel.

Name	Age	Position(s)
Kinneret Savitsky, Ph.D.	43	Chief Executive Officer, Director
Philip Serlin	50	Chief Financial Officer and Chief Operating Officer
Moshe Phillip, M.D.	56	Vice President of Medical Affairs and Senior Clinical Advisor
Nir Gamliel	43	Vice President of Business Development of BioLineRx USA Inc.
Leah Klapper, Ph.D.	46	General Manager, BioLine Innovations Jerusalem
Aharon Schwartz, Ph.D.	68	Chairman of the Board
Raphael Hofstein, Ph.D.	61	Director
Yakov Friedman	42	Director
Avraham Molcho, M.D.	53	External Director
Nurit Benjamini	43	External Director
Michael J. Anghel, Ph.D.	71	Director

Kinneret Savitsky, Ph.D., has served as our Chief Executive Officer and a director since January 2010. Prior to becoming our Chief Executive Officer, from 2004 through 2010, she served as the General Manager of BIJ, our wholly-owned subsidiary. Prior to joining BIJ, Dr. Savitsky served as the Vice President of Biology of Compugen Ltd. (NASDAQ: CGEN), from 2000 to 2004, and held other senior positions at Compugen from 1997 through 2000. Dr. Savitsky received her Ph.D. from Tel Aviv University, a Master’s degree in Human Genetics from Tel Aviv University and a B.Sc. in Biology from The Hebrew University of Jerusalem.

Philip Serlin has been our Chief Financial Officer and Chief Operating Officer since May 2009. From January 2008 to August 2008, Mr. Serlin served as the Chief Financial Officer and Chief Operating Officer of Kayote Networks Inc. From January 2006 to December 2007, he served as the Chief Financial Officer of Tescom Software Systems Testing Ltd. (TASE:TSCM), an IT services company publicly traded in both Tel Aviv and London. His background also includes senior positions at Chiaro Networks Ltd. and at Deloitte, where he was head of the SEC and U.S. Accounting Department at the National Office in Tel Aviv, as well as seven years at the SEC at its Washington, D.C., headquarters. Mr. Serlin serves on the Board of Directors and audit committee of Vringo, Inc. (AMEX: VRNG). Mr. Serlin is a CPA and holds a B.Sc. in Accounting from Yeshiva University and a Master’s degree in Economics and Public Policy from The George Washington University.

Moshe Phillip, M.D., has been our Vice President of Medical Affairs and Senior Clinical Advisor and a member of our Scientific Advisory Board since 2004. Professor Phillip is the Director of the Institute for Endocrinology and Diabetes of the Israel National Center for Childhood Diabetes at the Schneider Children’s Medical Center of Israel, has served as the Vice Dean and Head of School for Continuing Medical Education and currently is the Vice Dean for Research and Development at the Sackler School of Medical Education at Tel Aviv University. Professor Phillip served as the Chairman of the Israel Diabetes Association’s Committee for Type 1 Diabetes, serves as the Chair of Type 1 Diabetes in the Diabetes National Councils of Health and as a member of the Pediatric National Council of Health. Professor Phillip is also on the editorial board of three medical journals, including Pediatric Diabetes and Hormone Research. Since 2008, Professor Phillip has served as a director of CGU3, a privately-held company. Professor Phillip holds an M.D. from the Ben Gurion University of the Negev and received a fellowship in pediatric endocrinology at the University of Maryland School of Medicine.

Nir Gamliel has served as Vice President of Business Development of BioLineRx USA since January 2008. Mr. Gamliel brings 16 years of experience in the healthcare industry to BioLineRx USA. Mr. Gamliel was Vice President of Sales and Marketing of the U.S. office of BSP, Inc. (Biological Signal Processing, Inc.), a cardiology diagnostics company (TASE:BSP). From 2001 through 2006, Mr. Gamliel served as Vice President of Sales at Compugen USA, Inc. (NASDAQ:CGEN), a drug discovery company. He also served as Sales & Marketing Manager for Europe at Voltaire Ltd. (NASDAQ: VOLT), a software company, and held a Franchise Manager position at Johnson & Johnson Medical Israel. Mr. Gamliel holds a B.Sc. in Biology from Bar Ilan University.

Leah Klapper, Ph.D., has served as the General Manager of BIJ since January 2010. Prior to that, from 2004 through 2010, she served as Vice President of Preclinical development of BIJ. From 2001 through 2005, Dr. Klapper served as Vice President of Research and Development at CureTech Ltd., a biotechnology company developing novel immune-modulating molecules, where she founded the research laboratory and led the company from the bench to clinical studies. Dr. Klapper gained extensive post-doctoral training at the Fred Hutchinson Cancer Research Center in Seattle Washington. Dr. Klapper received her Ph.D. from the Weizmann Institute, her M.Sc. from the Department of Pharmacology at Tel Aviv University and a B.Sc. in Life Sciences from Tel Aviv University.

Aharon Schwartz, Ph.D., has served as the Chairman of our Board of Directors since 2003. He has been the Vice President, Strategic Business Planning and New Ventures, of Teva since 1975. Dr. Schwartz also served as Chairman of DenX Ltd. and Immudar. He is currently a non-executive member of the boards of numerous life science companies, including Clal Biotechnology Industries Ltd. (TASE:CBI), Peptor Ltd., Proneuron Biotechnologies, Inc. and TransPharma Medical Ltd. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion Institute of Technology and a B.Sc. in chemistry and physics from the Hebrew University.

Raphael Hofstein, Ph.D., has served on our Board of Directors since 2004, and has served on our Audit Committee since 2007. Dr. Hofstein served as the President and Chief Executive Officer of MaRS Innovation since June 2009. From 2005 through June 2009, Dr. Hofstein was the President and Chief Executive Officer of Hadasit Ltd., or Hadasit, the technology transfer company of Hadassah Hospital. He has served as chairman of the board of directors of Hadasit since 2006. Prior to joining Hadasit, Dr. Hofstein was the President of Mindsense Biosystems Ltd. and the Business Unit Director of Ecogen Inc. and has held a variety of other positions, including manager of R&D and chief of immunochemistry at the International Genetic Science Partnership. Dr. Hofstein serves on the board of directors of numerous companies, including Hadasit Bio-Holdings Ltd. (TASE:HDST), Evalenz Ltd. (TASE:EXEN) and Evogene Ltd. (TASE:EVGN). Dr. Hofstein received his Ph.D. and M.Sc. from the Weizmann Institute of Science, and his B.Sc. in chemistry and physics from the Hebrew University in Jerusalem. Dr. Hofstein completed postdoctoral training at Harvard Medical School in both the departments of biological chemistry and neurobiology.

Yakov Friedman has served on our Board of Directors since 2007. Mr. Friedman has worked as a financial analyst and trader for Friedberg Mercantile Group since 2001. Mr. Friedman serves on the board of directors and as treasurer or secretary of a number of charities and not-for-profit organizations. Mr. Friedman holds an LLB from Osgoode Hall Law School of York University, a BAS in Administrative Studies and an MBA in Finance from York University.

Avraham Molcho, M.D., MBA, has served as an external director on our Board of Directors and the Audit Committee of our Board since July 2010. Dr. Molcho is the Founder and Chairman of Biologic Design, a technology platform that encourages human antibody discoveries, and is a venture partner at Forbion Capital Partners, a Dutch life sciences venture capital firm. He currently serves on the board of directors of NiTi Surgical Solutions Ltd., Pathway Medical Technologies, Inc. and Circulite Inc., privately-held life science companies. From 2001 through 2006, Dr. Molcho was a managing director and the head of life sciences of Giza Venture Capital and, in that capacity, was involved in the founding of our company. From 2006 through 2008, Dr. Molcho served as the Chief Executive Officer and Chairman of Neovasc Medical, a privately-held Israeli medical device company. He was also the Deputy Director General of Abarbanel Mental Health Center, the largest acute psychiatric hospital in Israel, from 1999 to 2001. Dr. Molcho holds an M.D. from Tel-Aviv University School of Medicine and an MBA from Tel-Aviv University Recanati Business School.

Nurit Benjamini, MBA, has served as an external director on our Board of Directors and as the chairman of the Audit Committee of our Board of Directors since July 2010. Since 2007, Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications Ltd., a system-on-chip company that develops, markets and sells chipsets for the home networking and MDU/MTU Broadband Access markets, since 2007. CopperGate was acquired by Sigma Designs, Inc. in November 2009. From 2000 through 2007, Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN). Prior to that, from 1998 through 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. and from 1993 through 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. Ms. Benjamini serves on the board of directors, and as chairperson of the audit committee, of Allot Communications Ltd. (NASDAQ:ALLT). Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

Michael J. Anghel, Ph.D., has served on our Board of Directors since September 2010. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom Israel Ltd. (NYSE:CEL) — the second Israeli cellular operator. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE:DSCT). He has been involved in various technology enterprises and has served on the Boards of Directors of various major Israeli corporations and financial institutions including Elron Electronic Industries Ltd. (TASE:ELRN), Elbit Systems Ltd. (NASDAQ:ESLT, TASE:ESLT), Nice Systems (NASDAQ: NICE), Gilat Satellite Networks Ltd. (NASDAQ:GILT), American Israeli Paper Mills (now Hadera Paper Ltd. (AMEX:AIP)), Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Boards of Directors of Partner Communications Company, Ltd. (NASDAQ:PTNR, TASE:PTNR), Syneron Medical Ltd. (NASDAQ:ELOS), Evogene Ltd. (TASE:EVGN), Gravity Visual Effects and Design Ltd., Dan Hotels Ltd. (TASE:DANH), Orbotech Ltd. (NASDAQ:ORBK, GSM:ORBK) and the Strauss-Group Ltd. (TASE:STRS). He is also the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an MBA. and Ph.D. (Finance) from Columbia University, New York.

Compensation of Executive Officers and Directors

Employment Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering, to the extent that these liabilities are not covered by directors and officers insurance.

Director Compensation

Under the Israeli Companies Law, 5754-1999, or the Israeli Companies Law, external directors are entitled to fixed annual compensation and to an additional payment for each meeting attended. We currently pay our external directors, Avraham Molcho, M.D. and Nurit Benjamini, an annual fee of NIS 77,000 or $19,871, and a per meeting fee of NIS 3,850, or $994. For the year ended December 31, 2009, the aggregate direct compensation that we paid to Gil Bianco and Ilan Leviteh, then our external directors, for their services as our directors, as a group was NIS 339,000, or $87,484. In addition, in 2010, each of Avraham Molcho, M.D. and Nurit Benjamini received a grant of 50,000 options to purchase ordinary shares, which options were subject to shareholder approval which was duly obtained. These fees are subject to the approval of our shareholders in accordance with the Israeli Companies Law and are currently the maximum fees allowed pursuant to applicable regulations under the Israeli Companies Law. The compensation of our external directors is determined at the time of their election. In November 2009, we began paying Raphael Hofstein for his services as a director and in September 2010, we began paying Michael Anghel for his services as a director. The aggregate direct compensation that we paid all of our directors, as a group, for the year ended December 31, 2009, was NIS 464,000, or $119,742.

There are no service contracts between our directors and us. We have employment agreements with certain of our executive officers, as described herein.

Under applicable Israeli regulations, a publicly-traded Israeli company is required to disclose the annual compensation paid by or on behalf of the company to each of the five highest paid senior officers of the company or its subsidiaries. In addition, the company is required to disclose the compensation paid by the company to interested parties (including directors). We have disclosed such information in our annual report for the year 2009, published on March 25, 2010 and filed with the Tel Aviv Stock Exchange, and reported that other than Gil Bianco and Ilan Leviteh (each of which served as our directors until July 2010), Tamar Howson (who served as a director until June 10, 2009), Raphael Hofstein and Morris Laster (who served as a director until August 17, 2010), no other directors received compensation from us for their services. The following is a table showing the compensation received by each of the above-mentioned directors during the year ended December 31, 2009:

Name of Director	Remuneration	Monetary Value of the Options/ Shares Granted	Salary and Related Payments	Bonus
	(amounts in NIS)
Morris C. Laster(1)	—	1,773,000	1,136,000	150,000	(1)
Gil Bianco	170,000	145,000
Ilan Leviteh	169,000	145,000
Tamar Howson	73,000	—
Raphael Hofstein	10,000	—

(1)	Dr. Laster served on our Board of Directors until August 17, 2010.

In addition to the above, we have granted Raphael Hofstein options to purchase 200,000 of our ordinary shares. In 2010, our Board of Directors had approved, subject to shareholder approval, the grant of options to purchase 200,000 of our ordinary shares to each of Gil Bianco and Ilan Leviteh, subject to their reelection for a new three-year term as external directors. The shareholders reelected Gil Bianco and Ilan Leviteh in May 2010 but did not approve the option grants. Gil Bianco and Ilan Leviteh resigned in July 2010 and Dr. Molcho and Ms. Benjamini were subsequently elected to serve as external directors.

Employment Agreement with Kinneret Savitsky

Dr. Savitsky began serving as our Chief Executive Officer on January 2, 2010. Prior to becoming our Chief Executive Officer, from 2004 through 2010, she served as the general manager of BIJ L.P., our wholly-owned subsidiary. In connection with her appointment as Chief Executive Officer, we amended Dr. Savitsky’s employment agreement. In accordance with the amended employment agreement, Dr. Savitsky is entitled to a gross monthly salary of approximately NIS 70,000, an allocation to a manager’s insurance policy equivalent to 13.33% of her gross monthly salary and 7.5% of her gross monthly salary (but not to exceed approximately NIS 1,150 per month) for a study fund. Five percent of her gross monthly salary is deducted for the manager’s insurance policy and 2.5% (but not to exceed approximately NIS 400 per month) is deducted for the study fund. Dr. Savitsky is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses. Dr. Savitsky’s annual salary, including all accompanying benefits, was approximately NIS 1,011,000 during the year ended December 31, 2009. In addition to the foregoing, under the amended employment agreement, BioLineRx is the employer, not BIJ L.P.

On November 24, 2009, we granted Dr. Savitsky new options to purchase 500,000 ordinary shares, which grant was approved by our shareholders on January 14, 2010. In addition, pursuant to her employment agreement, and in accordance with our stock option plan, Dr. Savitsky is also entitled to receive grants of restricted shares and/or options exercisable into our ordinary shares from time to time. As of August 31, 2010, we have granted to Dr. Savitsky options to purchase 1,525,288 ordinary shares, 980,534 of which have vested or will vest within 60 days of such date. On February 24, 2010, our Board of Directors, upon the recommendation of our Audit Committee, approved the payment to Dr. Savitsky of a bonus for 2009 equal to NIS 125,000, which payment was approved by our shareholders in May 2010.

In accordance with our stock option plan, Dr. Savitsky’s options vest over a period of four years from the applicable grant date. If we terminate the employment relationship with Dr. Savitsky for cause, all of Dr. Savitsky’s vested and unvested options shall terminate immediately. Upon termination of employment for any other reason (other than death or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by the Audit Committee or the Board of Directors. If Dr. Savitsky is no longer able to work due to death or permanent disability, then 50% of all of her unvested options shall be deemed fully vested, and any vested options shall be exercisable by Dr. Savitsky or her estate for 12 months following her death or disability. In the event of a merger, consolidation, reorganization, sale or transfer of all or substantially all of our ordinary shares, or sale or transfer of all or substantially all of our assets, Dr. Savitsky’s outstanding options may be assumed by the successor company or an affiliate thereof or securities of such company may be substituted for the options. If the successor company does not assume or substitute for Dr. Savitsky’s outstanding options, then Dr. Savitsky’s unvested options will immediately vest as of the date which is 10 days before the effective date of the applicable transaction, provided that Dr. Savitsky commits to remain employed with the successor company for one year following the effective date of the transaction. Assumed or substituted options that are scheduled to vest more than one year after the closing of the applicable transaction shall have their vesting schedules accelerated by one year, provided that if any such acceleration would result in an option becoming vested prior to the one year from the closing date of the applicable transaction, such option will vest on the first anniversary of the closing of the applicable transaction. If Dr. Savitsky’s employment with the successor company (or an affiliate) is terminated by the successor company (or an affiliate) without cause within one year of the closing of a transaction, all outstanding options assumed or substituted by the successor company shall immediately vest in full. If we effect a voluntary liquidation or dissolution, all of Dr. Savitsky’s unexercised vested options and any unvested options will automatically terminate.

Employment Agreement with Philip Serlin

Philip Serlin began serving as our Chief Financial Officer and Chief Operating Officer on May 24, 2009. Mr. Serlin’s current gross monthly salary is NIS 47,250. In accordance with his employment agreement, Mr. Serlin is entitled to an allocation to a manager’s insurance policy equivalent to 13.33% of his gross monthly salary and 7.5% of his gross monthly salary for a study fund. Five percent of his gross monthly salary is deducted for the manager’s insurance policy and 2.5% is deducted for the study fund. Mr. Serlin is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses.

In addition, pursuant to his employment agreement, and in accordance with our stock option plan, Mr. Serlin is also entitled to receive options exercisable into our ordinary shares from time to time. As of August 31, 2010, we have granted him options to purchase 554,200 ordinary shares in the aggregate. In accordance with our stock option plan, Mr. Serlin’s options vest over a period of four years from the applicable grant date. If we terminate the employment relationship with Mr. Serlin for cause, all of Mr. Serlin’s vested and unvested options shall terminate immediately. Upon termination of employment for any other reason (other than death or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by the Audit Committee or the Board of Directors. If Mr. Serlin is no longer able to work due to death or permanent disability, then 50% of all of his unvested options shall be deemed fully vested, and any vested options shall be exercisable by Mr. Serlin or his estate for 12 months following his death or disability. If we complete a merger, consolidation, reorganization, sale or transfer of all or substantially all of our ordinary shares, or sale or transfer of all or substantially all of our assets, Mr. Serlin’s outstanding options may be assumed by the successor company or an affiliate thereof or securities of such company may be substituted for the options. If the successor company does not assume or substitute for Mr. Serlin’s outstanding options, then Mr. Serlin’s unvested options will immediately vest as of the date which is 10 days before the effective date of the applicable transaction, provided that Mr. Serlin commits to remain employed with the successor company for one year following the effective date of the transaction. Assumed or substituted options that are scheduled to vest more than one year after the closing of the applicable transaction shall have their vesting schedules accelerated by one year, provided that if any such acceleration would result in an option becoming vested prior to the one year from the closing date of the applicable transaction, such option will vest on the first anniversary of the closing of the applicable transaction. If Mr. Serlin’s employment with the successor company (or an affiliate) is terminated by the successor company (or an affiliate) without cause within one year of the closing of a transaction, all outstanding options assumed or substituted by the successor company shall immediately vest in full. If we effect a voluntary liquidation or dissolution, all of Mr. Serlin’s unexercised vested options and any unvested options will automatically terminate.

On February 24, 2010, our Board of Directors approved the payment to Mr. Serlin of a bonus for 2009 equal to NIS 105,000.

Employment Agreement with Moshe Phillip

Moshe Phillip has served as our Vice President of Medical Affairs and Senior Clinical Advisor since January 7, 2004. Dr. Phillip’s current gross monthly salary is NIS 51,500. In accordance with his employment agreement, Dr. Phillip is entitled to an allocation to a manager’s insurance policy equivalent to 13.33% of his gross monthly salary and 7.5% of his gross monthly salary for a study fund. Five percent of his gross monthly salary is deducted for the manager’s insurance policy. Dr. Phillip is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses.

In addition, pursuant to his employment agreement, and in accordance with our stock option plan, Dr. Phillip is also entitled to receive options exercisable into our ordinary shares from time to time. As of August 31, 2010, we have granted to Dr. Phillip options to purchase 1,104,474 ordinary shares in the aggregate, 696,755 of which have vested or will vest within 60 days of such date. In accordance with our stock option plan, Dr. Phillip’s options vest over a period of four years from the applicable grant date. If we terminate the employment relationship with Dr. Phillip for cause, all of Dr. Phillip’s vested and unvested options shall terminate immediately. Upon termination of employment for any other reason (other than death or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by the Audit Committee or the Board of Directors. If Dr. Phillip is no longer able to work due to death or permanent disability, then 50% of all of his unvested options shall be deemed fully vested, and any vested options shall be exercisable by Dr. Phillip or his estate for 12 months following his death or disability. In the event of a merger, consolidation, reorganization, sale or transfer of all or substantially all of our ordinary shares, or sale or transfer of all or substantially all of our assets, Dr. Phillip’s outstanding options may be assumed by the successor company or an affiliate thereof or securities of such company may be substituted for the options. If the successor company does not assume or substitute for Dr. Phillip’s outstanding options, then Dr. Phillip’s unvested options will immediately vest as of the date which is 10 days before the effective date of the applicable transaction, provided that Dr. Phillip commits to remain employed with the successor company for one year following the effective date of the transaction. Assumed or substituted options that are scheduled to vest more than one year after the closing of the applicable transaction shall have their vesting schedules accelerated by one year, provided that if any such acceleration would result in an option becoming vested prior to the one year from the closing date of the applicable transaction, such option will vest on the first anniversary of the closing of the applicable transaction. If Dr. Phillip’s employment with the successor company (or an affiliate) is terminated by the successor company (or an affiliate) without cause within one year of the closing of a transaction, all outstanding options assumed or substituted by the successor company shall immediately vest in full. If we effect a voluntary liquidation or dissolution, all of Dr. Phillip’s unexercised vested options and any unvested options will automatically terminate.

On February 24, 2010, our Board of Directors approved the payment to Dr. Phillip of a bonus for 2009 equal to NIS 105,000.

Employment Agreement with Nir Gamliel

Nir Gamliel has served as the Vice President of Business Development of BioLineRx USA Inc., our wholly-owned subsidiary, since January 2, 2007. Mr. Gamliel’s current gross annual salary is $178,500. In accordance with his employment agreement, Mr. Gamliel is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses.

Mr. Gamliel is entitled to an additional bonus plan that is based upon milestones and is under the discretion of our Board of Directors. The bonus terms are as follows: a bonus for 2008 of up to 25% of his base salary if Mr. Gamliel achieves certain milestones, including, among others, creating potentially lasting connections with global pharmaceutical companies. For 2009, Mr. Gamliel is entitled to a bonus to be determined by our Board of Directors of up to 25% of his base salary if Mr. Gamliel achieves certain milestones as determined by our Board of Directors. In addition, Mr. Gamliel is entitled to a bonus of up to 35% of his base salary for his contribution to “deal execution,” as this term is defined from time to time by us and Mr. Gamliel. In accordance with his bonus plan, Mr. Gamliel received a bonus of $42,500 in 2008 and $102,000 in 2009. Mr. Gamliel is also entitled to the bonuses granted to all of our employees, from time to time. We or Mr. Gamliel may terminate Mr. Gamliel’s employment upon 30 days’ notice. If we terminate his employment, Mr. Gamliel will be entitled to severance pay equal to three months’ base salary.

In addition, pursuant to his employment agreement, and in accordance with our stock option plan, Mr. Gamliel is also entitled to receive options exercisable into our ordinary shares from time to time. As of August 31, 2010, we have granted him options to purchase 605,390 ordinary shares, in the aggregate, 75,000 of which have vested or will vest within 60 days of such date. In accordance with our stock option plan, Mr. Gamliel’s options vest over a period of four years from the applicable grant date. If we terminate the employment relationship with Mr. Gamliel for cause, all of Mr. Gamliel’s vested and unvested options shall terminate immediately. Upon termination of employment for any other reason (other than death or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by the Audit Committee or the Board of Directors. If Mr. Gamliel is no longer able to work due to death or permanent disability, then 50% of all of his unvested options shall be deemed fully vested, and any vested options shall be exercisable by Mr. Gamliel or his estate for 12 months following his death or disability. If we complete a merger, consolidation, reorganization, sale or transfer of all or substantially all of our ordinary shares, or sale or transfer of all or substantially all of our assets, Mr. Gamliel’s outstanding options may be assumed by the successor company or an affiliate thereof or securities of such company may be substituted for the options. If the successor company does not assume or substitute for Mr. Gamliel’s outstanding options, then Mr. Gamliel’s unvested options will immediately vest as of the date which is 10 days before the effective date of the applicable transaction, provided that Mr. Gamliel commits to remain employed with the successor company for one year following the effective date of the transaction. Assumed or substituted options that are scheduled to vest more than one year after the closing of the applicable transaction shall have their vesting schedules accelerated by one year, provided that if any such acceleration would result in an option becoming vested prior to the one year from the closing date of the applicable transaction, such option will vest on the first anniversary of the closing of the applicable transaction. If Mr. Gamliel’s employment with the successor company (or an affiliate) is terminated by the successor company (or an affiliate) without cause within one year of the closing of a transaction, all outstanding options assumed or substituted by the successor company shall immediately vest in full. If we effect a voluntary liquidation or dissolution, all of Mr. Gamliel’s unexercised vested options and any unvested options will automatically terminate.

On February 24, 2010, our Board of Directors approved the payment to Mr. Gamliel of a bonus for 2009 equal to NIS 105,000. The bonus was part of a company-wide bonus allocation. In addition, on August 31, 2010, our Board of Directors approved the payment to Mr. Gamliel of a cash bonus equal to $62,475 due to his efforts in connection with our out-licensing agreement with Cypress Bioscience.

Employment Agreement with Leah Klapper, Ph.D.

Leah Klapper began serving as the General Manager of BIJ in January 2010. Dr. Klapper’s current gross monthly salary is NIS 45,000. In accordance with her employment agreement, Dr. Klapper is entitled to an allocation to a manager’s insurance policy equivalent to 13.33% of her gross monthly salary and 7.5% of her gross monthly salary (but not to exceed approximately NIS 1,150 per month) for a study fund. Five percent of her gross monthly salary is deducted for the manager’s insurance policy and 2.5% (but not to exceed approximately NIS 400 per month) is deducted for the study fund. Dr. Klapper is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses.

In addition, pursuant to her employment agreement, and in accordance with our stock option plan, Dr. Klapper is also entitled to receive options exercisable into our ordinary shares from time to time. As of August 31, 2010, we have granted her options to purchase 393,062 ordinary shares in the aggregate, 126,049 of which have vested or will vest within 60 days of April 1, 2010. In accordance with our stock, option plan, Dr. Klapper’s options vest over a period of four years from the applicable grant date. If we terminate the employment relationship with Dr. Klapper for cause, all of Dr. Klapper’s vested and unvested options shall terminate immediately. Upon termination of employment for any other reason (other than death or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by the Audit Committee or the Board of Directors. If Dr. Klapper is no longer able to work due to death or permanent disability, then 50% of all of her unvested options shall be deemed fully vested, and any vested options shall be exercisable by Dr. Klapper or her estate for 12 months following her death or disability. If we complete a merger, consolidation, reorganization, sale or transfer of all or substantially all of our ordinary shares, or sale or transfer of all or substantially all of our assets, Dr. Klapper’s outstanding options may be assumed by the successor company or an affiliate thereof or securities of such company may be substituted for the options. If the successor company does not assume or substitute for Dr. Klapper’s outstanding options, then Dr. Klapper’s unvested options will immediately vest as of the date which is 10 days before the effective date of the applicable transaction, provided that Dr. Klapper commits to remain employed with the successor company for one year following the effective date of the transaction. Assumed or substituted options that are scheduled to vest more than one year after the closing of the applicable transaction shall have their vesting schedules accelerated by one year, provided that if any such acceleration would result in an option becoming vested prior to the one year from the closing date of the applicable transaction, such option will vest on the first anniversary of the closing of the applicable transaction. If Dr. Klapper’s employment with the successor company (or an affiliate) is terminated by the successor company (or an affiliate) without cause within one year of the closing of a transaction, all outstanding options assumed or substituted by the successor company shall immediately vest in full. If we effect a voluntary liquidation or dissolution, all of Dr. Klapper’s unexercised vested options and any unvested options will automatically terminate.

Executive Compensation

The following table presents information for our fiscal year ended December 31, 2009 regarding compensation paid to or accrued for our Chief Executive Officer, our Chief Financial and Operating Officer and each of our three other most highly compensated executive officers who were serving as executive officers as of the end of December 31, 2009, who we refer to as our named executive officers. Compensation includes long-term awards granted in the fiscal year ended December 31, 2009. The compensation table excludes other compensation in the form of perquisites and other personal benefits that constituted less than 10% of the total annual salary and bonus for the executive officer in the fiscal year ended December 31, 2009. Two of our officers were awarded options exercisable for 630,000 ordinary shares, in the aggregate, during the fiscal year ended December 31, 2009. Otherwise, no options were granted to our named executive officers during the fiscal year ended December 31, 2009.

Summary Compensation Table

	Annual Compensation		Long-Term Compensation Shares Underlying Options*
Name and Position(s)(1)	Salary and related benefits	Bonus
	(NIS in thousands)
Morris C. Laster, M.D.(2) Chief Executive Officer (Former) and Director	1,136	150	1,773
Kinneret Savitsky, Ph.D.(2) Chief Executive Officer (Current) and Director	880	125	463
Philip Serlin(3) Chief Financial and Operating Officer	487	105	64
Moshe Phillip, M.D. Vice President, Medical Affairs and Senior Clinical Advisor	736	105	376
Nir Gamliel Vice President of Business Development of BioLineRx USA Inc.	606	654	122

*	The value of the ordinary shares underlying the options has been calculated in accordance with the Black-Scholes option pricing model under IFRS.
(1)	Leah Klapper, Ph.D., began serving as an Executive Officer in January 2010 and, therefore, her salary and benefits do not appear in the above table.
(2)	Dr. Laster resigned from his position as Chief Executive Officer, effective as of January 1, 2010 and was replaced by Dr. Savitsky. Dr. Savitsky served as the General Manager of BIJ L.P. from August 1, 2004 through December 31, 2009. Dr. Laster did not stand for re-election to our Board of Directors at our shareholders meeting in August 2010.
(3)	We hired Mr. Serlin as our Chief Financial Officer and Chief Operating Officer on May 24, 2009. The amounts in the table represent Mr. Serlin’s compensation from that date through December 31, 2009.

We set aside or accrued NIS 327,415, in the aggregate, for pension or other retirement benefits for the named executive officers in 2009.

Stock Option Plans

2003 Share Option Plan

In 2003, we adopted the BioLineRx Ltd. 2003 Share Option Plan, or the Plan. The Plan provides for the granting of options and ordinary shares to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. The Plan provides for options to be issued at the determination of our Board of Directors in accordance with applicable law. As of June 30, 2010, there were 7,084,160 ordinary shares issuable upon the exercise of outstanding options under the Plan.

Administration of Our Share Option Plan

Our share option plan is administered by our Audit Committee, which makes recommendations to our Board of Directors regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plans. Options granted under the Plan to eligible employees and office holders are granted under Section 102 of the Israel Income Tax Ordinance pursuant to which the options or the ordinary shares issued upon their exercise must be allocated or issued to a trustee and be held in trust for two years from the date upon which such options were granted, provided that options granted prior to January 1, 2006, or the ordinary shares issued upon their exercise, are subject to being held in trust for two years from the end of the year in which the options are granted. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions.

Options granted under our share option plan generally vest over four years, and they expire between seven to 10 years from the grant date. If we terminate an employee for cause, all of the employee’s vested and unvested options expire immediately from the time of delivery of the notice of discharge, unless determined otherwise by the Audit Committee or the Board of Directors. Upon termination of employment for any other reason, including due to death or disability of the employee, vested options may be exercised within three months of the termination date, unless otherwise determined by the Audit Committee or the Board of Directors. Vested options which are not exercised and unvested options return to the pool of reserved ordinary shares under the Plan for reissuance.

In the event of a merger, consolidation, reorganization or similar transaction or our voluntary liquidation or dissolution, all of our unexercised vested options and any unvested options will be automatically terminated. However, in the event of a change of control, or merger, consolidation, reorganization or similar transaction resulting in the acquisition of at least 50% of our voting power, or the sale of all or substantially all of our assets, each option holder will be entitled to purchase the number of shares of the other corporation the option holder would have received if he or she had exercised the options immediately prior to such transaction or may sell or exchange their shares received pursuant to the exercise of an option.

Corporate Governance Practices

As an Israeli corporation we are subject to various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee and an internal auditor. These matters are in addition to the Marketplace Rules of The NASDAQ Stock Market and other applicable provisions of U.S. securities laws. Under the Marketplace Rules of The NASDAQ Stock Market, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the Marketplace Rules of The NASDAQ Stock Market, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC. For further information, see “Risk Factors” and “NASDAQ Listing Rules and Home Country Practices.”

Board Practices

Board of Directors

According to the Israeli Companies Law, the management of our business is vested in our Board of Directors. Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of Directors. Executive officers are appointed by and serve at the discretion of our Board of Directors, subject to any applicable employment agreements we have entered into with the executive officers.

According to our Articles of Association, our Board of Directors must consist of at least five and not more than 10 directors, including external directors. Currently, our Board of Directors consists of six directors, including two external directors as required by the Israeli Companies Law. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Israeli Companies Law as detailed below, our directors are elected at a general or special meeting of our shareholders and serve on the Board of Directors until they are removed by the majority of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our Articles of Association. In addition, our Articles of Association allow our Board of Directors to appoint directors to fill vacancies on the Board of Directors to serve until the next general meeting or special meeting, or earlier if required by our Articles of Association or applicable law. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. External directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Israeli Companies Law. See “— External Directors.”

The Israeli Companies Law provides that an Israeli company may, under certain circumstances, exculpate an office holder from liability with respect to a breach of his duty of care toward the company if appropriate provisions are included in its articles of association. See “— Exculpation, Insurance and Indemnification of Directors and, Officers.” Our Articles of Association contain such provisions, and we have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance.

In accordance with the exemption available to foreign private issuers under applicable NASDAQ rules, we do not intend to follow the requirements of the NASDAQ rules with regard to the process of nominating directors, and instead, will follow Israeli law and practice, in accordance with which our Board of Directors is authorized to recommend to our shareholders director nominees for election, and our shareholders may nominate candidates for election as directors by the shareholders’ general meeting.

The term office holder is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, any other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title. Each person listed above under “Executive Officers and Directors” is an office holder.

Chairman of the Board.  A person cannot hold both the role of chairman of both the board of directors and chief executive officer of a company, without shareholder approval, under the Israeli Companies Law.

External Directors

Under Israeli law, the boards of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. Each of our current external directors, Dr. Avraham Molcho and Ms. Nurit Benjamini, was elected as an external director by our shareholders in July 2010. Their initial terms expire in July 2013. External directors must be elected by majority vote of the shares present and voting at a shareholders meeting, provided that either:

•	such majority includes at least one-third of the shares held by all non-controlling shareholders present and voting at such meeting; or
•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed 1.0% of the aggregate voting rights in the company.

After an initial term of three years, external directors may be reelected to serve in that capacity for an additional term of three years. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including The NASDAQ Global Market, may be extended beyond the initial two terms permitted under the Israeli Companies Law indefinitely in increments of additional three-year terms, provided in each case that the following conditions are met: (a) the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company; (b) the reelection is approved by the shareholders by a special majority required for the election of external directors; and (c) the proposed terms of compensation of the external directors, and the considerations of the audit committee and the Board of Directors in deciding to recommend reelection of the external directors, are presented to the shareholders prior to the vote on reelection. External directors may be removed from office by the same percentage of shareholders required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualification for appointment or violating the duty of loyalty to the company. If an external directorship becomes vacant and there are less than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders’ meeting immediately to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee must include all external directors then serving on the board of directors. Under the Israeli Companies Law external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the provisions and limitations set forth in regulations promulgated under the Israeli Companies Law.

The Israeli Companies Law provides that a person is not qualified to serve as an external director if, as of the appointment date or at any time during the two years preceding his or her appointment, that person or a relative, partner or employer of that person, any person to which that person is subordinate (whether directly or indirectly), or any entity under that person’s control, had any affiliation or business relationship with the company, any entity controlling the company or an entity that, as of the appointment date, or at any time during the two years preceding that date, is controlled by the company or by any entity controlling the company.

The term affiliation includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

In addition, no person may serve as an external director if that person’s professional activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director. Until the lapse of two years after termination of an external director’s membership on a board of directors, such company may not engage an external director to serve as an executive officer or director and cannot employ or receive services from that person for pay, either directly or indirectly, including through a corporation controlled by that person. If at the time an external director is appointed all members of the board of directors are of the same gender, the external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

Under the regulations promulgated under the Israeli Companies Law, a person may be appointed as an external director if he or she has professional qualifications or if he or she has accounting and financial expertise. In addition, at least one of the external directors must be determined by our Board of Directors to have accounting and financial expertise. In determining the number of directors required to have such expertise, the members of our Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that Nurit Benjamini possesses “accounting and financial” expertise, and that both of our external directors possess the requisite professional qualifications.

Audit Committee

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors. The audit committee may not include the chairman of the board, any director employed by the company or that regularly provides services to the company (other than as a board member), a controlling shareholder or any relative, as each term is defined in the Israeli Companies Law, of such person.

The members of our Audit Committee are Nurit Benjamini (Chairman), Dr. Avraham Molcho and Dr. Raphael Hofstein. Prior to the listing of our ordinary shares for trading on The NASDAQ Global Market, we will evaluate whether the members of our Audit Committee meet the independence requirements set forth in the Marketplace Rules of The NASDAQ Stock Market. Pursuant to the Marketplace Rules of The NASDAQ Stock Market, our Board of Directors may appoint one director to our Audit Committee who (1) is not an Independent Director as defined in NASDAQ Marketplace Rule 5605(a)(2), (2) meets the criteria set forth in Section 10A(m)(3) under the Exchange Act, and (3) is not one of our current officers or employees or “family member,” as defined in NASDAQ Marketplace Rule 5605(a)(2), of an officer or employee, if our Board of Directors, under exceptional and limited circumstances, determines that the appointment is in our best interests and the best interest of our shareholders, and our Board of Directors discloses, in our next annual report subsequent to the determination, the nature of the relationship and the reasons for that determination.

Our Board of Directors has determined that Nurit Benjamini (Chairman) qualifies as an audit committee financial expert as defined by rules of the SEC.

Our Board of Directors intends to adopt an audit committee charter that will add to the responsibilities of the audit committee under the Israeli Companies Law, setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Marketplace Rules of the NASDAQ Stock Market, including the following:

•	oversight of the company’s independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of the company’s independent registered public accounting firm to the board of directors in accordance with Israeli law;
•	recommending the engagement or termination of the office of the company’s internal auditor; and
•	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by the board of directors.

Our audit committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Israeli Companies Law, the audit committee is also required to identify deficiencies in the administration of the company, including by consulting with the internal auditor, and recommending remedial actions with respect to such deficiencies, and is responsible for reviewing and approving related party transactions.

Under the Israeli Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. See “— Approval of Related Party Transactions under Israeli Law.” However, an audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the two external directors were serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Compensation Committee

Our Board of Directors does not currently have a compensation committee.

Nominating Committee

Our Board of Directors does not currently have a nominating committee. Prior to listing our ordinary shares on The NASDAQ Global Market, our Board of Directors will determine whether it will form a nominating committee or avail our company of the exemption available to foreign private issuers under The NASDAQ Listing Rules. See “— NASDAQ Listing Rules and Home Country Practices.”

We do not have personal services contracts with any of our directors, except Dr. Laster. See “Certain Relationship and Related Party Transactions.”

Internal Auditor

Under the Israeli Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee and nominated by the board of directors. An internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of the company’s shares;
•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;
•	an executive officer or director of the company; or
•	a member of the company’s independent accounting firm.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. Our internal auditor is Linur Dloomy, CPA (Israel) a partner of Brightman Almagor Zohar & Co. (a member firm of Deloitte).

NASDAQ Listing Rules and Home Country Practices

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, such as us, to comply with various corporate governance practices. In complying with the Marketplace Rules of The NASDAQ Stock Market, we may elect to follow certain corporate governance practices permitted under the Israeli Companies Law and the rules of the TASE in lieu of compliance with certain corporate governance requirements otherwise required by the Marketplace Rules of The NASDAQ Stock Market.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Marketplace Rules of The NASDAQ Stock Market, if we list on The NASDAQ Global Market we intend to follow the provisions of the Israeli Companies Law, rather than the Marketplace Rules of The NASDAQ Stock Market, with respect to the following requirements:

•	Distribution of annual and quarterly reports to shareholders. Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through the website of the Israeli Securities Authority. In addition, we plan to make our audited financial statements available to our shareholders at our offices and to mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.
•	Quorum. Under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.
•	Independent Directors. Our Board of Directors has two external directors in accordance with the provisions contained in Sections 239 – 249 of the Israeli Companies Law and Rule 10A-3 of the general rules and regulations promulgated under the Securities Act of 1933, rather than a majority of external directors. Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present.
•	Audit Committee. Our Audit Committee complies with all of the requirements under Israeli law, and is composed of two external directors, which are all of our external directors, and one other director. Consistent with Israeli law, the independent auditors are elected at a meeting of shareholders instead of being appointed by the Audit Committee.
•	Nomination of our Directors. With the exception of our external directors and directors elected by our Board of Directors due to vacancy, our directors are elected by a general or special meeting of our shareholders, to hold office until they are removed from office by the majority of our shareholders at a general or special meeting of our shareholders. See “— Board of Directors.” The nominations for directors, which are presented to our shareholders, are generally made by our directors, but nominations may be made by one or more of our shareholders as provided in our Articles of Association, under the Israeli Companies law or in an agreement between us and our shareholders. Currently, there is no agreement between us and any shareholder regarding the nomination of directors. In accordance with our Articles of Association, under the Israeli Companies Law, any one or more shareholders holding, in the aggregate, either (1) 5% of our outstanding shares and 1% of our outstanding voting power or (2) 5% of our outstanding voting power, may nominate one or more persons for election as directors at a general or special meeting by delivering a written notice of such shareholder’s intent to make such nomination or nominations to our registered office. Each such notice must set forth all of the details and information as required to be provided in our Articles of Association.
•	Compensation of Officers. Provided that the executive officer does not serve on our board, Israeli law does not require and we do not require that independent members of our Board of Directors determine the compensation of an executive officer.
•	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law, and the regulations promulgated thereunder, which require the approval of the audit committee, board of directors and shareholders, for specified transactions, rather than approval by the audit committee or other independent body of our Board of Directors as required under NASDAQ Listing Rules. See also “— Approval of Related Party Transactions Under Israeli Law” for the definition and procedures for the approval of related party transactions.
•	Shareholder Approval. We seek shareholder approval for all corporate actions requiring such approval in accordance with the requirements of the Israeli Companies Law, which are different or in addition to the requirements for seeking shareholder approval under NASDAQ Listing Rule 5635, rather than seeking approval for corporation actions in accordance with such listing rules.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Israeli Companies Law codifies the fiduciary duties that directors and executive officers owe to a company. An office holder is defined in the Israeli Companies Law as any director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Management — Executive Officers and Directors” is an office holder under the Israeli Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company. The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given action brought for his or her approval or performed by virtue of his or her position; and
•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;
•	refrain from any activity that is competitive with the company;
•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and
•	disclose to the company any information or documents relating to a company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder.

Israeli law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. If it is determined that an office holder has a personal interest in a transaction, board approval is required for the transaction, unless the company’s articles of association provide for a different method of approval. No transaction that is adverse to the company’s interest may be approved by the board of directors. Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may generally not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter. In the event of an extraordinary transaction, if a majority of the board of directors has a personal interest in the transaction, shareholder approval is also required.

Pursuant to the Israeli Companies Law, all compensation arrangements for executive officers and office holders who are not directors require approval by our Board of Directors, unless the Company’s articles of association provide for a different method of approval. Extraordinary transactions with, or insurance, indemnification or exculpation of, executive officers or office holders who are not directors require Audit Committee approval and subsequent approval of our Board of Directors. Compensation arrangements with directors, including compensation arrangements with directors in their capacities as executive officers, as well as transactions relating to insurance, indemnification or exculpation of directors, require the approval of our Audit Committee, our Board of Directors and our shareholders, in that order.

Disclosure of Personal Interests of Controlling Shareholders.  Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to each controlling shareholder of a public company. An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, and the terms of any compensation of a controlling shareholder who is an office holder, require the approval of the company’s audit committee, board of directors and shareholders. In addition, the shareholder approval must fulfill one of the following requirements:

•	at least one-third of the shares held by shareholders who have no personal interest in the transaction and who are present and voting, in person, by proxy or by written ballot at the meeting, must be voted in favor of approving the transaction (for this purpose, abstentions are disregarded); or
•	the shareholders who have no personal interest in the transaction and who are present and voting, in person, by proxy or by written ballot at the meeting, and who vote against the transaction may not represent more than 1% of the voting rights of the company.

Shareholder Duties.  Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and at class shareholder meetings with respect to the following matters:

•	an amendment to the company’s articles of association;
•	an increase of the company’s authorized share capital;

•	a merger; or
•	interested party transactions that require shareholder approval.

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Israeli Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

The Israeli Companies Law allows us to indemnify or insure our office holders against the following liabilities incurred for acts performed as an office holder:

•	a breach of duty of loyalty to the company, to the extent the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of duty of care to the company or to a third party; and
•	subject to certain limitation as set forth below, a financial liability imposed on or incurred by the office holder in favor of a third party.

Under the Israeli Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of the duty of loyalty of the office holder. The company may, however, approve an office holder’s act performed in breach of the duty of loyalty, provided that the office holder acted in good faith, the act or its approval does not prejudice the company and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for a breach of duty of care, but only if a provision authorizing such exculpation is inserted in its articles of association. Our Articles of Association contain such a provision. An Israeli company may not exculpate a director for liability arising out of a prohibited dividend or distribution to shareholders.

Pursuant to the Israeli Companies Law, a company may indemnify an office holder only for judgments, settlements or arbitrators’ awards approved by a court that were rendered in connection with events that the company’s board of directors deemed foreseeable based on the company’s actual activities at the time of the approval by its board of directors of the indemnification, provided that the indemnification is limited to an amount or criteria determined by the board of directors as reasonable under the circumstances and that the indemnification undertaking expressly indicates the foreseeable activities and the amount or criteria for indemnification.

In addition to the foregoing, a company’s audit committee and board of directors must approve the procurement of insurance coverage for office holders, the company’s undertaking to indemnify or indemnification of an office holder and the decision to exculpate an office holder from liability. If an office holder is a director or a controlling shareholder or a relative of a controlling shareholder, such decisions must also be approved by a general meeting of shareholders. See “— Approval of Related Party Transactions Under Israeli Law.”

We cannot indemnify, exculpate or insure our office holders with respect to any of the following:

•	a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;
•	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;
•	any act or omission committed with intent to derive an unlawful personal gain; and
•	any fine or forfeiture imposed on the office holder.

Code of Business Conduct and Ethics

We intend to adopt a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, comptroller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined by applicable SEC rules. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by applicable law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of some of the transactions with related parties to which we, or our subsidiaries, are party. The descriptions provided below are summaries and do not purport to be complete.

We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties. We are required by Israeli law to ensure that all future transactions between us and our officers, directors and principal shareholders and their affiliates are approved by a majority of our Board of Directors, including a majority of the independent and disinterested members of our Board of Directors, and that they are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Agreement with Morris Laster, M.D.

According to the employment agreement we entered into with Dr. Laster, dated May 1, 2003, Dr. Laster, our former Chief Executive Officer and director, was entitled to a separation payment equal to four months’ salary and related social benefits upon the end of his employment as Chief Executive Officer, which occurred on January 1, 2010. From January 1, 2010 through August 2010, Dr. Laster provided consulting services to the Company and served as a member of our Scientific Advisory Board. As required under Israeli law, the terms of Dr. Laster’s engagement with the Company were approved by our Audit Committee and Board of Directors and were approved by our shareholders in May 2010. In consideration for the services provided, Dr. Laster was entitled to NIS 30,000 per month, for the period commencing January 1, 2010 and ending June 30, 2010, and NIS 15,000 per month for the subsequent six-month period, against presentation of a valid VAT invoice. Dr. Laster’s tenure as a director ended in August 2010. Dr. Laster has agreed to provide us with consulting services from time to time.

On February 24, 2010, our Board of Directors, upon recommendation of our Audit Committee, approved the payment to Dr. Laster of a bonus for his services as our chief executive officer during the year ended December 31, 2009 equal to NIS 150,000, which payment was approved by our shareholders in May 2010.

Pan Atlantic Bridge Loan Agreement

On January 10, 2007, we entered into a convertible bridge loan agreement with Pan Atlantic Investments Limited, or Pan Atlantic, pursuant to which Pan Atlantic provided us with a $9.0 million convertible loan. Pursuant to the terms of the bridge loan agreement, the $9.0 million loan converted into 6,716,418 of our ordinary shares at a price per share of $1.34 immediately prior to our initial public offering on the TASE.

Early Development Program Agreement

We entered into an agreement with Pan Atlantic pursuant to which Pan Atlantic committed to provide up to $5.0 million of funding for us to in-license and develop early development stage therapeutic candidates. Pursuant to this early development program, we are entitled to request from Pan Atlantic twice a year up to $625,000 for an aggregate of up to approximately $1.25 million per year, unless otherwise agreed by Pan Atlantic, for our early development research projects, provided that we match the program funds at a rate of $0.20 per every dollar invested by Pan Atlantic. Pan Atlantic is not obligated to transfer any funds under this program for any request made after April 1, 2011. Pan Atlantic does not have any rights to any products developed through our early development projects. As part of the agreement, Pan Atlantic will have the right to invest up to $5.0 million in our first public offering outside of Israel.

Registration Rights Agreement

On January 25, 2007, we entered into a registration rights agreement with Teva, the Jerusalem Development Authority, Pitango, Hadasit, Giza, the Star Group, Mr. Yehuda Zisapel and Pan Atlantic, which contains provisions regarding registration rights as follows:

Demand Registration Rights

Since August 8, 2007, we have been required to, at the request of the holders of a majority of the outstanding registrable securities held by our founders and investors, use our best efforts to register any or all of these shareholders’ ordinary shares as follows:

•	we are required to effect up to two such registrations, but only if the aggregate market value of the shares to be registered in each such registration is at least $5.0 million at the time of the request; and
•	we will not be required to effect a second demand registration within six months after the effective date of the first demand registration or any other registration statement pertaining to our ordinary shares, or such shorter periods if such shorter periods are acceptable to the underwriters of such offering.

Piggyback Registration Rights

All of our founders and investors also have the right to request that we include their ordinary shares in any registration statement we file in the future for the purposes of a public offering, subject to specified limitations.

Shelf Registration Rights

At the request of any holder of registrable securities, we must use, subject to certain limitations, our best efforts to register any or all of these shareholders’ ordinary shares on a “shelf” registration statement under the Securities Act. We shall not be obligated to effect or take any action to effect a shelf registration:

•	if, within the 12 months proceeding such request we have already effected two shelf registrations;
•	during the period ending 90 days after the effective date of any registration statement pertaining to our ordinary shares, or such shorter periods if such shorter periods are acceptable to the underwriters of such offering; and
•	if such request does not cover shares representing an aggregate market value of the shares to be registered in each such registration of at least $1.0 million.

Cutbacks

In connection with demand registrations, the managing underwriters may limit the number of shares offered for marketing reasons. In such case, the managing underwriter must first exclude any shares to be registered by us, and, second, any shares to be registered by the founders and investors prior to the offering.

In connection with piggyback registrations, the managing underwriters of an underwritten offering may limit the number of shares offered for marketing reasons. In such case, the managing underwriter must exclude first any shares not held by the founders and investors, and second, any share held by the founders and investors prior to the offering.

Termination

All registration rights terminate on the fifth anniversary of our initial public offering on the TASE (February 8, 2012), and with respect to any individual shareholder, at such time as all registrable securities of such shareholder may be sold pursuant to Rule 144 under the Securities Act during any 90-day period without restriction.

Expenses

We have agreed to pay all expenses incurred in carrying out the above registrations. However, each shareholder participating in such registration or sale is responsible for its pro rata portion of the customary and standard discounts or commissions payable to any underwriter.

In-License Agreement with B.G. Negev Technologies

In January 2005, we in-licensed the rights to BL-1040 under a license agreement with B.G. Negev Technologies. Under the agreement, B.G. Negev Technologies granted to us an exclusive, worldwide, sublicensable license to develop, manufacture, market and sell technology relating to our BL-1040 therapeutic candidate. We are required to pay B.G. Negev Technologies 28% of the revenues we receive as consideration in connection with any sublicensing, co-marketing or co-promotion, or a permitted assignment, of BL-1040, which includes the revenues we have and will receive under our licensing agreement with Ikaria. B.G. Negev Technologies may terminate this agreement upon a material breach on our part, including a failure to meet all of the progress milestones using commercially reasonable efforts. See “Business — In-Licensing Agreements — BL-1040.”

We may in-license other technologies from B.G. Negev Technologies in the course of our business, from time to time. However, we have not in-licensed any other technologies from B.G. Negev Technologies in connection with any other therapeutic candidate in our current pipeline.

In-License Agreement with Gene Vector Technologies Ltd.

In August 2007, BIJ L.P. in-licensed the rights to BL-4040 under a license agreement with Gene Vector Technologies, Ltd., or Gene Vector Technologies. Under the agreement, Gene Vector granted to us an exclusive, worldwide, sublicensable license to develop, manufacture, market and sell technology relating to our BL-4040 therapeutic candidate. Gene Vector Technologies may terminate this agreement upon a material breach on our part, including a failure to meet all of the progress milestones using commercially reasonable efforts. Raphael Hofstein, one of our directors, was the Chairman of Gene Vector Technologies when we entered into the license agreement.

Agreements with Directors and Officers

Employment Agreements

We have entered into employment agreements with each of our executive officers. See “Management —  Compensation of Directors and Officers — Employment Agreements.”

Indemnification Agreements

Our Articles of Association permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Israeli Companies Law. We have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. We have obtained Directors & Officers insurance for each of our officers and directors. See “Management —  Compensation of Directors and Officers — Employment Agreements.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of the date of this registration statement:

•	each person or group of affiliated persons that, to our knowledge, beneficially owns more than 5.0% of our ordinary shares;
•	each of our directors and executive officers individually; and
•	all of our directors and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of August 31, 2010, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to offering is based on the 123,519,170 ordinary shares outstanding as of August 31, 2010 and the percentage of shares beneficially owned after offering assumes       ordinary shares outstanding upon the completion of this offering. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. To our knowledge, none of our shareholders of record are U.S. holders. Our principal shareholders do not have different or special voting rights. Unless otherwise noted below, each shareholder’s address is c/o BioLineRx Ltd., P.O. Box 45158, 19 Hartum Street, Jerusalem 91450, Israel.

	Shares Beneficially Owned Prior To Offering		Shares Beneficially Owned After Offering
	Number	Percent	Number	Percent
Directors and executive officers:
Aharon Schwartz, Ph.D.	—	—
Raphael Hofstein, Ph.D.(1)	37,500	*
Yakov Friedman	—	—
Kinneret Savitsky, Ph.D.(2)	1,127,448	*
Moshe Phillip, M.D.(3)	746,755	*
Philip Serlin(4)	—	—
Nir Gamliel(5)	75,000	*
Leah Klapper(6)	205,746	*
Avraham Molcho, M.D.(7)	—	—
Nurit Benjamini(8)	—	—
All directors and executive officers as a group (10 persons)(9)	2,192,449	2.0
Principal shareholders:
Pan Atlantic Investments Limited(10)	18,007,162	13.3
Teva Pharmaceutical Industries Ltd.(11)	11,889,535	9.6
Clal Insurance Group(12)	11,170,764	9.0

*	Less than 1.0%.
(1)	Includes 37,500 ordinary shares issuable upon exercise of outstanding options within 60 days of August 31, 2010. Does not include 162,500 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of August 31, 2010.
(2)	Includes 211,416 ordinary shares issuable upon exercise of outstanding options within 60 days of August 31, 2010. Does not include 544,754 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of August 31, 2010.

(3)	Includes 171,792 ordinary shares issuable upon exercise of outstanding options within 60 days of August 31, 2010. Does not include 407,719 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of August 31, 2010.
(4)	Mr. Serlin holds options to purchase 554,200 ordinary shares, none of which are exercisable within 60 days of August 31, 2010.
(5)	Includes 75,000 ordinary shares issuable upon exercise of outstanding options within 60 days of August 31, 2010. Does not include 530,390 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of August 31, 2010.
(6)	Includes 14,472 ordinary shares issuable upon exercise of outstanding options within 60 days of August 31, 2010. Does not include 267,013 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of August 31, 2010.
(7)	Dr. Molcho holds options to purchase 50,000 ordinary shares, none of which are exercisable within 60 days of August 31, 2010.
(8)	Ms. Benjamini holds options to purchase 50,000 ordinary shares, none of which are exercisable within 60 days of August 31, 2010.
(9)	Includes 510,180 ordinary shares issuable upon exercise of outstanding options within 60 days of August 31, 2010. Does not include 2,566,576 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of August 31, 2010.
(10)	Based upon information provided by the shareholder, includes 7,327,244 shares held by Pan Atlantic Investments Limited, 9,094,518 shares held by Pan Atlantic Bank and Trust Limited and Series 2 warrants to purchase 1,585,400 shares held by Pan Atlantic Bank and Trust Limited. Based upon information provided by the shareholder, Pan Atlantic Investments Limited is a company organized under the laws of Barbados. Pan Atlantic is a wholly owned subsidiary of Friedberg Mercantile Group, Ltd., a Canadian corporation controlled by Mr. Albert D. Friedberg and his family. The principal executive offices of Pan Atlantic are at Musson Building, Third Floor, Hincks Street, P.O. Box 982, Bridgetown, Barbados, West Indies.
(11)	Teva is a publicly-traded Israeli company. Its principal executive offices are at 5 Basel Street, PO Box 3190, Petach Tikva, Israel 49131.
(12)	Based upon information provided by the shareholder, the Clal Insurance Group is comprised of Clal Insurance Enterprises Holdings Ltd., which is comprised of (1) Clal Insurance Enterprises Holdings Ltd. — Pensions, which holds 5,204,933 ordinary shares; and (2) Clal Insurance Enterprises Holdings Ltd. — Participants, which holds 4,175,559 ordinary shares; and Clal Insurance Enterprises Holdings Ltd.’s wholly owned subsidiary, Clal Finances Ltd., which is deemed to be a major shareholder and comprised of (1) Clal Finances Ltd. — Funds, which holds 1,113,890 ordinary shares; (2) Clal Finances Ltd. — Nostro, which holds 676,382 ordinary shares; and (3) Epsilon Investment House Ltd. — Funds. The Clal Insurance Group’s address is 48 Menachem Begin Road, Clal Development Bldg., Tel Aviv, Israel.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our Articles of Association are summaries and do not purport to be complete.

Ordinary Shares

Our authorized share capital consists of                ordinary shares, par value NIS 0.01 per share, of which        shares are issued and outstanding as of the date of this prospectus.

All of our outstanding ordinary shares will be validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights. Pursuant to Israeli securities laws, a company whose shares are traded on the TASE may not have more than one class of shares for a period of one year following its registration, after which it is permitted to issue preferred shares (which shall bear dividend preference and shall not have any voting rights), and all outstanding shares must be validly issued and fully paid. Shares and convertible securities may not be issued without the consent of the Israeli Securities Authority and all outstanding shares must be registered for trading on the TASE.

Registration Number and Purposes of the Company

Our number with the Israeli Registrar of Companies is 513398750. Our purpose appears in our Articles of Association and includes every lawful purpose.

Transfer of Shares

Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our Articles of Association, unless the transfer is restricted or prohibited by applicable law or the rules of a stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under “Management — Board Practices — External Directors.”

Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, our directors are elected at a general or special meeting of our shareholders and serve on the Board of Directors until they are removed by the majority of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our Articles of Association. In addition, our Articles of Association allow our Board of Directors to appoint directors to fill vacancies on the Board of Directors to serve until the next general meeting or special meeting, or earlier if required by our Articles of Association or applicable law. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. External directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Israeli Companies Law. See “Management — Board Practices — External Directors.”

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our Board of Directors.

Pursuant to the Israeli Companies Law, we may only distribute dividends from, our profits accrued over the previous two years, as defined in the Israeli Companies Law, according to our then last reviewed or audited financial reports, provided that the date of the financial reports is not more than six months prior to the date of distribution, or we may distribute dividends with court approval. In each case, we are only permitted to pay a dividend if there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our Board of Directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law and our Articles of Association provide that our Board of Directors is required to convene a special meeting upon the written request of (a) any two of our directors or one quarter of our Board of Directors or (b) one or more shareholders holding, in the aggregate, either (1) 5% of our outstanding shares and 1% of our outstanding voting power or (2) 5% of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Israeli Companies Law and our Articles of Association require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our Articles of Association;
•	appointment or termination of our auditors;
•	appointment of directors and appointment and dismissal of external directors;
•	approval of acts and transactions requiring general meeting approval pursuant to the Israeli Companies Law;
•	director compensation, indemnification and change of the principal executive officer;
•	increases or reductions of our authorized share capital;
•	a merger; and
•	the exercise of our Board of Director’s powers by a general meeting, if our Board of Directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

The Israeli Companies Law does not allow shareholders of publicly traded companies to approve corporate matters by written consent. Consequently, our Articles of Association does not allow shareholders to approve corporate matters by written consent.

Voting Rights

Quorum Requirements

Pursuant to our Articles of Association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights.

A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or on a later date if so specified in the summons or notice of the meeting. At the reconvened meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by applicable law.

Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a written ballot in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

•	an appointment or removal of directors;
•	an approval of transactions with office holders or interested or related parties;
•	an approval of a merger or any other matter in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by written ballot; and
•	other matters which may be prescribed by Israel’s Minister of Justice.

The provision allowing the vote by written ballot does not apply where the voting power of the controlling shareholder is sufficient to determine the vote. Our Articles of Association provides that our Board of Directors may prevent voting by means of a written ballot and this determination is required to be stated in the notice convening the general meeting.

The Israeli Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of its rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply to a breach of the duty to act with fairness, and, to the best of our knowledge, there is no binding case law that addresses this subject directly.

Resolutions

An ordinary resolution at a shareholders meeting requires approval by a simple majority of the voting rights represented at the meeting, in person, by proxy or written ballot, and voting on the resolution. Under the Israeli Companies Law, unless otherwise provided in a company’s articles of association or under applicable law, all resolutions of the shareholders of a company require a simple majority. A resolution for the voluntary winding up of the company requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution. For information regarding the majority required for approval of related party transactions, see “Management — Approval of Related Party Transactions Under Israeli Law.”

Access to Corporate Records

Under the Israeli Companies Law, all shareholders of a company generally have the right to review minutes of the company’s general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document it is required by law to file publicly with the Israeli Companies Registrar and the Israeli Securities Authority. Any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Israeli Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise prejudice our interests.

Modification of Class Rights

The rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by written consent of the holders of a majority of the issued shares of that class, or by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting.

Registration Rights

For a discussion of registration rights we have granted to shareholders, please see “Certain relationships and related party transactions — Registration Rights.”

Acquisitions Under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred may petition the court within three months from the date of acceptance of the full tender offer, whether or not such shareholder agreed to the tender, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Israeli Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights in the company, if there is no other shareholder of the company who holds 45% or more of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, a majority of each party’s shares voted on the proposed merger at a Shareholders’ meeting called with at least 35 days’ prior notice.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date the merger was approved by the shareholders of each party.

Anti-Takeover Measures Under Israeli Law

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this prospectus, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our Articles of Association which requires the prior approval of the holders of a majority of our shares at a general meeting. In addition, the rules and regulations of the TASE also limit the terms permitted with respect to a new class of shares and prohibit any such new class of shares from having voting rights. Shareholders voting in such meeting will be subject to the restrictions provided in the Israeli Companies Law as described above in “— Voting Rights.”

Borrowing Powers

Pursuant to the Israeli Companies Law and our Articles of Association, our Board of Directors may exercise all powers and take all actions that are not required under law or under our Articles of Association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general or special meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value, require a resolution of our Board of Directors and court approval.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares in Israel is Bank Leumi Nominee Company Ltd. (Hevra Le-Rishumim of Bank Leumi Le-Israel Ltd.). Prior to listing our ordinary shares for trading on The NASDAQ Global Market we will appoint a transfer agent in the United States.

Reverse Stock Split

At a special meeting of our shareholders held on August 17, 2010, our shareholders authorized our Board of Directors to adopt a reverse stock split, which we intend to effect prior to this offering and which is subject to the completion of this offering. The reverse stock split will be effected at a ratio of up to 10:1, at our Board of Director’s discretion. The split was solicited for purposes of allowing us to meet NASDAQ listing requirements relating to the initial listing of our ordinary shares on The NASDAQ Global Market.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

Israeli Tax Considerations

The following is a summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because certain parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to a corporate tax at the rate of 26% of their taxable income in 2009. The corporate tax rate is scheduled to decline to 25% in 2010, to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. Capital gains derived by an Israeli company are generally subject to tax at a rate of 25%, or at the prevailing corporate tax rate, whichever is lower.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such tax deduction. The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the funding of the scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Income Tax Ordinance, 1961. Expenditures not so approved are deductible in equal amounts over three years.

We intend to apply to the Office of the Chief Scientist for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that our application will be accepted.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that such shareholders did not acquire their shares prior to our initial public offering on the TASE and such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S. — Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (1) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition or (2) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. In either case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S. — Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S. — Israel Tax Treaty does not relate to U.S. state or local taxes.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends.  Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at the source, unless a different rate is provided in a tax treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date, the applicable tax rate is 25%. A “substantial shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. Under the U.S. — Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S. — Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year is 12.5%.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

U.S. Federal Income Tax Considerations

The following is a general summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the ordinary shares by U.S. Investors (as defined below) that purchase ordinary shares pursuant to the public offering and hold such ordinary shares as capital assets. This summary is based on the Internal Revenue Code, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Investors in light of their particular circumstances or to U.S. Investors subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own, indirectly or by attribution) 10% or more of our shares or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this summary, the term “U.S. Investor” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or an electing trust that was in existence on August 19, 1996 and was treated as a domestic trust on that date.

If an entity treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax adviser regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of ordinary shares.

Prospective investors should be aware that this summary does not address the tax consequences to investors who are not U.S. Investors. Prospective investors should consult their own tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of U.S. Investors

The discussions under “— Distributions” and under “— Sale, Exchange or Other Disposition of Ordinary Shares” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, although we were not a PFIC in 2009 and we do not anticipate being a PFIC in 2010, there remains a possibility that we will be a PFIC in 2010 or in any subsequent year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

Distributions.  We have no current plans to pay dividends. To the extent we pay any dividends, a U.S. Investor will be required to include in gross income as a taxable dividend the amount of any distributions made on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Investor’s tax basis in its ordinary shares and to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of those ordinary shares. If we were to pay dividends, we expect to pay such dividends in NIS. A dividend paid in NIS, including the amount of any Israeli taxes withheld, will be includible in a U.S. Investor’s income as a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Investor generally will not recognize a foreign currency gain or loss. However, if the U.S. Investor converts the NIS into U.S. dollars on a later date, the U.S. Investor must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss will generally be ordinary income or loss and United States source for U.S. foreign tax credit purposes. U.S. Investors should consult their own tax advisers regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

Subject to certain significant conditions and limitations, including potential limitations under the United States-Israel income tax treaty, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Investor may be credited against the investor’s U.S. federal income tax liability or, alternatively, may be deducted from the investor’s taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Investor or withheld from a U.S. Investor that year. Dividends paid on the ordinary shares generally will constitute income from sources outside the United States and be categorized as “passive category income” or, in the case of some U.S. Investors, as “general category income” for U.S. foreign tax credit purposes. Since the rules governing foreign tax credits are complex, U.S. Investors should consult their own tax adviser regarding the availability of foreign tax credits in their particular circumstances.

Dividends paid on the ordinary shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Investors with respect to dividends received from U.S. corporations.

For taxable years beginning before January 1, 2011, distributions treated as dividends that are received by an individual U.S. Investor from “qualified foreign corporations” generally qualify for a 15% reduced maximum tax rate so long as certain holding period and other requirements are met. Dividends paid by us in a taxable year in which we are not a PFIC are expected to be eligible for the 15% reduced maximum tax rate.

However, any dividend paid by us in a taxable year in which we are a PFIC will be subject to tax at regular ordinary income rates. Unless the reduced rate provision is extended or made permanent by subsequent legislation, for tax years beginning on or after January 1, 2011, dividends will be taxed at regular ordinary income rates.

Sale, Exchange or Other Disposition of Ordinary Shares.  Subject to the discussion under “— Passive Foreign Investment Company” below, a U.S. Investor generally will recognize capital gain or loss upon the sale, exchange or other disposition of ordinary shares in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Investor’s adjusted tax basis in such ordinary shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Investor’s holding period in the ordinary shares exceeds one year. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2011) will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes.

U.S. Investors should consult their own tax advisers regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of ordinary shares.

Passive Foreign Investment Company

In general, a corporation organized outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of its assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in the public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Under the tests described above, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change.

We believe that we were a PFIC for U.S. federal income tax purposes for years prior to 2009. We believe that we were not a PFIC in 2009. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC in 2010 or in any subsequent year. Upon request, we will annually inform U.S. Investors if we and any of our subsidiaries were a PFIC with respect to the preceding year.

U.S. Investors should be aware of certain tax consequences of investing directly or indirectly in us if we are a PFIC. A U.S. Investor is subject to different rules depending on whether the U.S. Investor makes an election to treat us as a “qualified electing fund”, known as a QEF election, for the first taxable year that the U.S. Investor holds ordinary shares, which is referred to in this disclosure as a “timely QEF election,” makes a “mark-to-market” election with respect to the ordinary shares (if such election is available) or makes neither election.

QEF Election.  A U.S. Investor who makes a timely QEF election, referred to in this disclosure as an “Electing U.S. Investor,” with respect to us must report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing U.S. Investor. The “net capital gain” of a PFIC is the excess, if any, of the PFIC’s net long-term capital gains over its net short-term capital losses. The amount so included in income generally will be treated as ordinary income to the extent of such Electing U.S. Investor’s allocable share of the PFIC’s ordinary earnings and as long-term capital gain to the extent of such Electing U.S. Investor’s allocable share of the PFIC’s net capital gains. Such Electing U.S. Investor generally will be required to translate such income into U.S. dollars based on the average exchange rate for the PFIC’s taxable year with respect to the PFIC’s functional currency. Such income generally will be treated as income from sources outside the United States for U.S. foreign tax credit purposes. Amounts previously included in income by such

Electing U.S. Investor under the QEF rules generally will not be subject to tax when they are distributed to such Electing U.S. Investor. The Electing U.S. Investor’s tax basis in ordinary shares generally will increase by any amounts so included under the QEF rules and decrease by any amounts not included in income when distributed.

An Electing U.S. Investor will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such Electing U.S. Investor. However, an Electing U.S. Investor may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If an Electing U.S. Investor is an individual, any such interest will be treated as non-deductible “personal interest.”

Any net operating losses or net capital losses of a PFIC will not pass through to the Electing U.S. Investor and will not offset any ordinary earnings or net capital gain of a PFIC recognized by Electing U.S. Investors in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, recognized by the Electing U.S. Investor on its disposition of the ordinary shares).

So long as an Electing U.S. Investor’s QEF election with respect to us is in effect with respect to the entire holding period for ordinary shares, any gain or loss recognized by such Electing U.S. Investor on the sale, exchange or other disposition of such ordinary shares generally will be long-term capital gain or loss if such Electing U.S. Investor has held such ordinary shares for more than one year at the time of such sale, exchange or other disposition. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2011) will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations.

A U.S. Investor makes a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we will annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. A QEF election will not apply to any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Each U.S. Investor is encouraged to consult its own tax adviser with respect to tax consequences of a QEF election with respect to us.

Mark-to-Market Election.  Alternatively, if the ordinary shares are treated as “marketable stock,” a U.S. Investor would be allowed to make a “mark-to-market” election with respect to our ordinary shares, provided the U.S. Investor completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Investor generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over such holder’s adjusted tax basis in the ordinary shares. The U.S. Investor would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Investor’s adjusted tax basis in the ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Investor’s tax basis in the ordinary shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Investor, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury regulations. A class of stock is regularly traded on an exchange during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Our ordinary shares will be marketable stock as long as they remain listed on the NASDAQ Global Market and are regularly traded. A mark-to-market election will not apply to our ordinary shares held by a U.S. Investor for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any PFIC subsidiary that we own. Each U.S. Investor is encouraged to consult its own tax adviser with respect to the availability and tax consequences of a mark-to-market election with respect to our ordinary shares.

Default PFIC Rules.  A U.S. Investor who does not make a timely QEF election or a mark-to-market election, referred to in this disclosure as a “Non-Electing U.S. Investor”, will be subject to special rules with respect to (a) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Investor on the ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Investor in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Investor’s holding period for his ordinary shares), and (b) any gain realized on the sale or other disposition of such ordinary shares. Under these rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Investor’s holding period for the ordinary shares;
•	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and
•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a Non-Electing U.S. Investor who is an individual dies while owning our ordinary shares, the Non-Electing U.S. Investor’s successor would be ineligible to receive a step-up in tax basis of the ordinary shares. Non-Electing U.S. Investors are encouraged to consult their tax advisers regarding the application of the PFIC rules to their specific situation.

A Non-Electing U.S. Investor who wishes to make a QEF election for a subsequent year may be able to make a special “purging election” pursuant to Section 1291(d) of the Code. Pursuant to this election, a Non-Electing U.S. Investor would be treated as selling his or her stock for fair market value on the first day of the taxable year for which the QEF election is made. Any gain on such deemed sale would be subject to tax under the rules for Non-Electing U.S. Investors as discussed above. Non-Electing U.S. Investors are encouraged to consult their tax advisers regarding the availability of a “purging election” as well as other available elections.

To the extent a distribution on our ordinary shares does not constitute an excess distribution to a Non-Electing U.S. Investor, such Non-Electing U.S. Investor generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “— Taxation of U.S. Investors —  Distributions.” Each U.S. Holder is encouraged to consult its own tax adviser with respect to the appropriate U.S. federal income tax treatment of any distribution on our ordinary shares.

If we are treated as a PFIC for any taxable year during the holding period of a Non-Electing U.S. Investor, we will continue to be treated as a PFIC for all succeeding years during which the Non-Electing U.S. Investor is treated as a direct or indirect Non-Electing U.S. Investor even if we are not a PFIC for such years. A U.S. Investor is encouraged to consult its tax adviser with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of Code Section 1298(b)(1). In addition, U.S. Investors should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

We may invest in the equity of foreign corporations that are PFICs or may own subsidiaries that own PFICs. U.S. Investors will be subject to the PFIC rules with respect to their indirect ownership interests in such PFICs, such that a disposition of the shares of the PFIC or receipt by us of a distribution from the PFIC generally will be treated as a deemed disposition of such shares or the deemed receipt of such distribution by the U.S. Investor, subject to taxation under the PFIC rules. There can be no assurance that a U.S. Investor will be able to make a QEF election or a mark-to-market election with respect to PFICs in which we invest. Each U.S. Investor is encouraged to consult its own tax adviser with respect to tax consequences of an investment by us in a corporation that is a PFIC.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Investors are urged to consult their own tax advisers with respect to the purchase, ownership and disposition of ordinary shares, any elections available with respect to such ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares.

Certain Reporting Requirements

Certain U.S. Investors are required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and certain U.S. Investors may be required to file IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Investor and us. Substantial penalties may be imposed upon a U.S. Investor that fails to comply. Each U.S. Investor should consult its own tax adviser regarding these requirements.

Backup Withholding Tax and Information Reporting Requirements

Generally, information reporting requirements will apply to distributions on our ordinary shares or proceeds on the disposition of our ordinary shares paid within the United States (and, in certain cases, outside the United States) to U.S. Investors other than certain exempt recipients, such as corporations. Furthermore, backup withholding (currently at 28%) may apply to such amounts if the U.S. Investor fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. Investors who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment may be credited against a U.S. Investor’s U.S. federal income tax liability and such U.S. Investor may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

U.S. Investors should consult their own tax advisers concerning the tax consequences relating to the purchase, ownership and disposition of the ordinary shares.

UNDERWRITING

The underwriters named below, acting through their representative JMP Securities LLC, have severally agreed with us, subject to the terms and conditions of the underwriting agreement, dated         , 2010, to purchase the number of ordinary shares provided below opposite their respective names.

Underwriters	Number of Shares
JMP Securities LLC
Oppenheimer & Co. Inc.

Total

The underwriters are offering the ordinary shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Over-Allotment Option

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of       additional ordinary shares to cover over-allotments, if any, at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ordinary shares offered by this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Commission and Expenses

The underwriters have advised us that they propose to offer the ordinary shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $   per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $   per ordinary share to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The ordinary shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase shares.

Total
	Per Share	No Exercise	Full Exercise
Total underwriting discounts and commissions to be paid by us	$	$	$

We estimate that expenses payable by us in connection with the offering of our ordinary shares, other than the underwriting discounts and commissions referred to above, will be approximately $       , which includes $100,000 that we have agreed to reimburse the underwriters for the legal fees incurred by them in connection with the offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

We, our officers directors and certain of our shareholders have agreed, subject to limited exceptions, for a period of 180 days after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any ordinary shares or any securities convertible into or exchangeable for our ordinary shares either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of JMP Securities LLC. This 180-day period may be extended if (1) during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then the period of such extension will be 18-days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. If after any announcement described in clause (2) of the preceding sentence, we announce that we will not release earnings results during the 16-day period, the lock-up period shall expire the later of the expiration of the 180-day period and the end of any extension of such period made pursuant to clause (1) of the preceding sentence. JMP Securities LLC may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements. With the exception of the underwriters’ over-allotment option, there are no existing agreements between JMP Securities LLC and us or any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Listing

We intend to apply to list our ordinary shares on The NASDAQ Global Market under the trading symbol “BLRX.”

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ordinary shares is completed, SEC rules may limit underwriters from bidding for and purchasing shares. However, the representative may engage in transactions that stabilize the market price of the shares, such as bids or purchases to peg, fix or maintain that price so long as stabilizing transactions do not exceed a specified maximum.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise make short sales of our ordinary shares and may purchase our ordinary shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. A “stabilizing bid” is a bid for or the purchase of ordinary shares on behalf of the underwriter in the open market prior to the completion of this offering for the purpose of fixing or maintaining the price of the ordinary shares. A “syndicate covering transaction” is the bid for or purchase of ordinary shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our stock or preventing or retarding a decline in the market price of our stock. As a result, the price of our stock may be higher than the price that might otherwise exist in the open market.

The representative may also impose a “penalty bid” on underwriters. A “penalty bid” is an arrangement permitting the representative to reclaim the selling concession otherwise accruing to the underwriters in connection with this offering if the ordinary shares originally sold by the underwriters are purchased by the underwriters in a syndicate covering transaction and have therefore not been effectively placed by the underwriters. The imposition of a penalty bid may also affect the price of the ordinary shares in that it discourages resales of those ordinary shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters makes any representation that the representative will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

No Public Market

Prior to this offering, there has not been a public market in the United States for our ordinary shares. Consequently, the initial public offering price for our ordinary shares will be between $   and $   per share. The offering price will be determined by reference to the closing price of our ordinary shares on the TASE on the pricing date after taking into account prevailing market conditions and through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the ordinary shares will trade in the public market subsequent to this offering or that an active trading market for the ordinary shares will develop and continue after this offering.

INDEPENDENT ACCOUNTANTS

The consolidated financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, included in this prospectus, have been so included in reliance on the report of Kesselman and Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm, as stated in their report appearing herein, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Yigal Arnon & Co., Jerusalem, Israel. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Morrison & Foerster LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Meitar Liquornik Geva & Leshem Brandwein, Ramat Gan, Israel, with respect to Israeli law, and by Goodwin Procter LLP, New York, New York, with respect to U.S. law.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this registration statement, substantially all of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Yigal Arnon & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

•	the judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;
•	the prevailing law of the foreign state in which the judgments were rendered allows for the enforcement of judgments of Israeli courts;
•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;
•	the judgments are not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;
•	the judgments were not obtained by fraud and do not conflict with any other valid judgments in the same matter between the same parties;
•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and
•	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form F-l under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 180 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on a Form 6-K, unaudited quarterly financial information. For fiscal years ending after December 31, 2011, we will be required to file an annual report on Form 20-F within 120 days after the end of the fiscal year.

In addition, since our ordinary shares are traded on the TASE, we have filed Hebrew language periodic and immediate reports with, and furnish information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter Six of the Israel Securities Law, 1968. Copies of our filings with the Israeli Securities Authority can be retrieved electronically through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il) and the TASE website (maya.tase.co.il).

We maintain a corporate website at www.biolinerx.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	December 31, 2009	June 30, 2010	June 30, 2010
	NIS in thousands		In thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	105,890	88,489	22,836
Prepaid expenses	1,094	1,102	284
Trade accounts receivable	37,750	—	—
Other receivables	2,313	9,637	2,487
Total current assets	147,047	99,228	25,607
NON-CURRENT ASSETS
Restricted deposits	3,704	3,719	960
Long-term prepaid expenses	1,150	1,146	296
Property and equipment, net	4,175	4,696	1,212
Intangible assets, net	3,042	1,473	380
Asset in respect of retirement benefit obligations	49	49	12
Total non-current assets	12,120	11,083	2,860
Total assets	159,167	110,311	28,467
Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	—	307	79
Accounts payable and accruals:
Trade	6,452	3,615	933
OCS	14,005	17,460	4,506
Licensors	10,570	1,628	420
Other	10,203	9,216	2,378
Total current liabilities	41,230	32,226	8,316
LONG-TERM LIABILITIES
Long-term loan, less current maturities	—	589	152
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	41,230	32,815	8,468
EQUITY
Ordinary shares	1,235	1,235	319
Warrants	6,549	6,529	1,685
Share premium	412,513	412,533	106,460
Capital reserve	22,963	26,146	6,747
Accumulated deficit	(325,323)	(368,947)	(95,212)
Total equity	117,937	77,496	19,999
Total liabilities and equity	159,167	110,311	28,467

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Three months ended June 30,		Six months ended June 30,		Six months ended June 30, 2010
	2009	2010	2009	2010
	NIS in thousands		NIS in thousands		In thousands
SALES AND MARKETING EXPENSES	(1,054)	(1,225)	(1,477)	(2,184)	(564)
RESEARCH AND DEVELOPMENT EXPENSES, NET	(23,364)	(26,296)	(49,850)	(37,032)	(9,557)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,762)	(3,289)	(4,307)	(6,224)	(1,606)
OPERATING LOSS	(26,180)	(30,810)	(55,634)	(45,440)	(11,727)
FINANCIAL INCOME	9	2,685	3,799	2,878	743
FINANCIAL EXPENSES	(1,710)	(24)	(1,739)	(1,062)	(274)
COMPREHENSIVE LOSS FOR THE PERIOD	(27,881)	(28,149)	(53,574)	(43,624)	(11,258)
	NIS			NIS		USD
LOSS PER ORDINARY SHARE – BASIC AND DILUTED	(0.35)	(0.23)	(0.68)	(0.35)	(0.09)

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary shares	Warrants	Share premium	Capital reserve	Accumulated deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2009	625	947	307,658	32,961	(263,805)	78,386
CHANGES FOR SIX MONTHS ENDING JUNE 30, 2009:
Share based compensation	—	—	—	1,379	—	1,379
Exercise of warrants	*	*	3	—	—	3
Expiration of warrants	—	(947)	947	—	—	—
Employee stock options exercised	29	—	12,996	(12,911)	—	114
Issuance of share capital	141	—	15,544	—	—	15,685
Comprehensive loss for the period	—	—	—	—	(53,574)	(53,574)
BALANCE AT JUNE 30, 2009	795	—	337,148	21,429	(317,379)	41,993

	Ordinary shares	Warrants	Share premium	Capital Reserve	Accumulated deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2010	1,235	6,549	412,513	22,963	(325,323)	117,937
CHANGES FOR SIX MONTHS ENDING JUNE 30, 2010:
Share based compensation	—	—	—	3,183	—	3,183
Employee stock options exercised	*	—	20	(20)	—	—
Comprehensive loss for the period	—	—	—	—	(43,624)	(43,624)
BALANCE AT JUNE 30, 2010	1,235	6,549	412,533	26,126	(368,947)	77,496

	Ordinary shares	Warrants	Share premium	Capital Reserve	Accumulated deficit	Total
	Convenience translation into USD in thousands (Note 1b)
BALANCE AT JANUARY 1, 2010	319	1,690	106,455	5,926	(83,954)	30,436
CHANGES FOR SIX MONTHS ENDING JUNE 30, 2010:
Share based compensation	—	—	—	821	—	821
Employee stock options exercised	*	(5)	5	—	—	—
Comprehensive loss for the period	—	—	—	—	(11,258)	(11,258)
BALANCE AT JUNE 30, 2010	319	1,685	106,460	6,747	(95,212)	19,999

*	Less than NIS 1,000

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Six months ended June 30,		Six months ended June 30, 2010
	2009	2010
	NIS in thousands		In thousands
CASH FLOWS – OPERATING ACTIVITIES
Loss for the period	(53,574)	(43,624)	(11,258)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(13,620)	24,938	6,435
Net cash used in operating activities	(67,194)	(18,686)	(4,823)
CASH FLOWS – INVESTING ACTIVITIES
Proceeds from sale of financial assets at fair value through profit or loss	30,837	—	—
Proceeds from sale of financial assets at fair value through profit or loss – restricted	3,767	—	—
Investment in restricted deposits	(3,219)	—	—
Purchase of property and equipment	(25)	(1,282)	(331)
Purchase of intangible assets	(251)	(87)	(22)
Net cash provided by (used in) investing activities	31,109	(1,369)	(353)
CASH FLOWS – FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance expenses	15,685	—	—
Proceeds from exercise of warrants	3	—	—
Proceeds from exercise of employee stock options	114	—	—
Proceeds from borrowings	—	1,020	263
Repayments of borrowings	—	(124)	(32)
Net cash provided by financing activities	15,802	896	231
DECREASE IN CASH AND CASH EQUIVALENTS	(20,283)	(19,159)	(4,945)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	60,379	105,890	27,327
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	1,920	1,758	454
CASH AND CASH EQUIVALENTS – END OF PERIOD	42,016	88,489	22,836

The accompanying notes are an integral part of the financial statements.

(Concluded) – 2

BioLineRx Ltd.

APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS

(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Six months ended June 30,		Six months ended June 30, 2010
	2009	2010
	NIS in thousands		In thousands
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	855	867	224
Impairment of intangible assets	148	1,550	400
Retirement benefit obligations
Long-term prepaid expenses	40	4	1
Exchange differences on cash and cash equivalents	(1,920)	(1,758)	(454)
Gain on fair value adjustments to financial assets at fair value through profit or loss	(98)
Share-based compensation	1,379	3,183	821
Interest and exchange differences on restricted deposits	(20)	(15)	(4)
	384	3,831	988
Changes in operating asset and liability items:
Decrease in trade accounts receivable and other receivables	429	30,418	7,850
Decrease in accounts payable and accruals	(14,433)	(9,311)	(2,403)
	(14,004)	21,107	5,447
	(13,620)	24,938	6,435
Supplementary information on interest received in cash	351	416	107

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 — GENERAL INFORMATION

a. General

BioLineRx Ltd. (the “Company”) was incorporated and commenced operations in April 2003.

Since incorporation, the Company has been engaged, both independently and through its consolidated entities (collectively, the “Group”), in the development of therapeutics, from early-stage development to advanced clinical trials, for a wide range of medical needs.

In December 2004, the Company registered a limited partnership, BioLine Innovations Jerusalem L.P. (the “Partnership”), which commenced operations on January 1, 2005. The Company holds a 99% interest in the Partnership, with the remaining 1% held by a wholly owned subsidiary of the Company, BioLine Innovations Ltd. The Partnership was established to operate an industrial research and development center in an incubator located in Jerusalem under an agreement with the State of Israel.

In February 2007, the Company listed its securities on the Tel Aviv Stock Exchange (TASE) and they have been traded on the TASE since that time.

In January 2008, the Company established a wholly owned subsidiary, BioLineRx USA Inc., which serves as the Group’s business development arm in the United States.

The Company has been engaged in drug development since its incorporation. The Company has not yet generated profits from its activities and cannot determine with reasonable certainty if and when the Company will become profitable.

b. Convenience translation into US dollars (“dollars” or “USD”)

For the convenience of the reader, the reported New Israeli Shekel (“NIS”) amounts as of June 30, 2010 have been translated into dollars, at the representative rate of exchange on June 30, 2010 (USD 1 = NIS 3.875). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

c. Approval of condensed consolidated interim financial statements

The condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2010 were approved by the Board of Directors of the Company on August 31, 2010, and signed on its behalf by the Chairman of the Board, the Company’s Chief Executive Officer and the Company’s Chief Financial and Operating Officer.

NOTE 2 — BASIS OF PREPARATION

The Group’s condensed consolidated interim financial statements as of June 30, 2010 and for the three and six months then ended (hereinafter — the interim financial statements) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (hereinafter — IAS 34). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2009 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The results of operations for the three and six months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

BioLineRx Ltd.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2009 and for the year then ended.

NOTE 4 — INTANGIBLE ASSETS

The Group wrote off intangible assets in the aggregate amount of NIS 1,550,000 during the six months ending June 30, 2010, relating to two projects (BL-4060 and BL-5020) which were terminated.

NOTE 5 — EQUITY

a.	In January 2010, the Company granted to employees a total of 752,100 options exercisable into Ordinary Shares. The exercise prices of the options range from NIS 4.83 to NIS 5.02. The options vest over a four-year period.
b.	In February and March 2010, the Company granted to employees and to members of its Scientific Advisory Board a total of 4,020,300 options exercisable into Ordinary Shares. The exercise price of the options is NIS 4.03 per share. The options vest over a four-year period and expire five years from the date of grant.
c.	During the six months ended June 30, 2010, a total of 15,850 employee options were exercised.

NOTE 6 — RESEARCH AND DEVELOPMENT

Research and development expenses are reflected net of research grants received from an interested (related) party of the Company, pursuant to a research funding arrangement for early development stage projects, as follows:

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
	NIS in thousands		NIS in thousands
Grants received from interested party, offset against research and development expenses	816	881	1,501	1,636

NOTE 7 — OUT-LICENSING AGREEMENT WITH CYPRESS BIOSCIENCE INC.

In June 2010, the Group entered into an exclusive, royalty-bearing out-licensing agreement with Cypress Bioscience, Inc. (“Cypress Bioscience”) for the United States, Canada and Mexico (the “territories”), with regard to BL-1020, a therapeutic candidate for the treatment of schizophrenia. Under the agreement, Cypress Bioscience is obligated to use commercially reasonable efforts to develop, obtain regulatory approval for, and to commercialize BL-1020 in the territories, and will bear all subsequent costs involved in the continued development of the product, the conduct and funding of its commercialization, and the prosecution and maintenance of patents in the territories.

The effectiveness of the agreement was subject to the consent of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (“OCS”), which was received in August 2010. See Note 8.

The total potential payments from the agreement to the Group, not including royalties, are up to USD 365,000,000, as follows: (1) upfront fee of USD 30,000,000, held in escrow until effectiveness of the agreement; (2) up to USD 250,000,000 in connection with the achievement of certain performance-based milestones; (3) up to USD 85,000,000 upon the achievement of certain sales-based milestones.

BioLineRx Ltd.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 7 — OUT-LICENSING AGREEMENT WITH CYPRESS BIOSCIENCE INC.  – (continued)

With regard to the first performance-based milestone, Cypress Bioscience is entitled to pay a portion of the amount as an investment in the Company’s Ordinary Shares.

In addition to the above payments, the Group is also entitled under the agreement to royalties ranging from 12% to 18% of net sales of BL-1020 in the territories.

The Group retained the rights to BL-1020 for the rest of the world outside of the territories. In addition, pursuant to the agreement, the Group has the right to use all regulatory data generated and prepared by Cypress Bioscience in connection with its pursuit of regulatory approval for BL-1020 in Cypress Bioscience’s territory, for use by the Group outside Cypress Bioscience’s territory, subject to future reimbursement of certain pre-commercialization expenses (as defined) incurred by Cypress Bioscience in generating such data.

The Group is required to pay 22.5% of all consideration received under the agreement to the licensors of BL-1020. In addition, the Group will be obligated to repay grants received from the OCS regarding the BL-1020 project, in accordance with the Israeli R&D Law and as agreed with the OCS.

In light of the Group’s progress in developing BL-1020 to the out-licensing stage with a third party, as well as the advanced stage of negotiations with such third party, the Group believes that it is more likely than not that it will be required to repay the grants received from the OCS regarding the BL-1020 project. Accordingly, as of June 30, 2010, the Group recorded a liability to the OCS for the full amount of the grants received in respect of the project, in the total amount of USD 4,500,000.

NOTE 8 — EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

a.	In August 2010, the out-licensing transaction with Cypress Bioscience became effective, following receipt of OCS consent to the transaction. Accordingly, the USD 30,000,000 upfront payment was released to the Group from escrow. From such upfront payment, the Group paid USD 6,750,000 to the licensors and USD 3,000,000 to the OCS.
b.	In August 2010, the Company’s shareholders formally authorized the Board of Directors to effect a reverse split of the Company’s shares, at a ratio to be determined by the Board (but not greater than 10:1), and subject to successful registration of the Company’s shares in an initial public offering on The NASDAQ Global Market.

BioLineRx Ltd.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 8 — EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE  – (continued)

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the shareholders of
BioLineRx Ltd.

We have audited the accompanying consolidated statements of financial position of BioLineRx Ltd. (the “Company”) and its consolidated entities as of December 31, 2008 and 2009 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its consolidated entities as of December 31, 2008 and 2009 and their results of operations and cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Tel Aviv, Israel	Kesselman & Kesselman
March 24, 2010	Certified Public Accountants (Isr.)
Member of PricewaterhouseCoopers International Ltd.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,		Convenience translation into USD (Note 1b) December 31, 2009
	Note	2008	2009
		NIS in thousands		In thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	2h	60,379	105,890	27,325
Financial assets at fair value through profit or loss	2g(1)	30,749	—	—
Financial assets at fair value through profit or loss – restricted	2g(1), 11b(1)	139	—	—
Prepaid expenses		5,532	1,094	282
Trade accounts receivable	2j,14	—	37,750	9,742
Other receivables	13a	5,748	2,313	597
Total current assets		102,547	147,047	37,946
NON-CURRENT ASSETS
Restricted deposits	2i,11b(1)	604	3,704	956
Financial assets at fair value through profit or loss – restricted	2g(1), 11b(1)	3,618	—	—
Long-term prepaid expenses	13b	270	1,150	297
Property and equipment, net	6	5,484	4,175	1,077
Intangible assets, net	7	3,205	3,042	785
Asset in respect of retirement benefit obligations	2q	—	49	13
Total non-current assets		13,181	12,120	3,128
Total assets		115,728	159,167	41,074
Liabilities and equity
CURRENT LIABILITIES	3a
Accounts payable and accruals:
Trade	13c(1)	31,345	6,452	1,665
OCS		—	14,005	3,614
Licensors		—	10,570	2,728
Other	13c(2)	5,983	10,203	2,633
Total current liabilities		37,328	41,230	10,640
NON-CURRENT LIABILITIES
Retirement benefit obligations	2q	14	—	—
COMMITMENTS AND CONTINGENT LIABILITIES	11
Total liabilities		37,342	41,230	10,640
EQUITY	8
Ordinary shares		625	1,235	319
Warrants		947	6,549	1,690
Share premium		307,658	412,513	106,455
Capital reserve		32,961	22,963	5,926
Accumulated deficit		(263,805)	(325,323)	(83,956)
Total equity		78,386	117,937	30,434
Total liabilities and equity		115,728	159,167	41,074

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	Year ended December 31,			Convenience translation into USD (Note 1b) 2009
		2007	2008	2009
		NIS in thousands			In thousands
REVENUES	14	—	—	63,909	16,493
COST OF REVENUES	13d	—	—	(22,622)	(5,838)
GROSS PROFIT		—	—	41,287	10,655
RESEARCH AND DEVELOPMENT EXPENSES, NET	13e	(75,863)	(106,156)	(90,302)	(23,304)
SALES AND MARKETING EXPENSES	13f	—	—	(3,085)	(796)
GENERAL AND ADMINISTRATIVE EXPENSES	13g	(13,611)	(13,083)	(11,182)	(2,886)
GAIN ON ADJUSTMENT OF WARRANTS TO FAIR VALUE	2k	27,557	3,658	—	—
OPERATING LOSS		(61,917)	(115,581)	(63,282)	(16,331)
FINANCIAL INCOME	13h	7,875	13,001	3,928	1,013
FINANCIAL EXPENSES	13i	(5,377)	(12,269)	(2,164)	(558)
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR		(59,419)	(114,849)	(61,518)	(15,876)

		NIS			USD
LOSS PER ORDINARY SHARE – BASIC AND DILUTED	10a	(0.88)	(1.44)	(0.63)	(0.16)

The accompanying notes are an integral part of the financial statements.

(cont.) – 1

BioLineRx Ltd.

STATEMENTS OF CHANGES IN EQUITY

	Share capital			Warrants	Share premium	Capital reserve	Accumulated deficit	Total
	Ordinary shares	Preferred A shares	Preferred A-1 shares
	NIS in thousands
BALANCE AT JANUARY 1, 2007	*	136	71	—	92,221	9,852	(89,537)	12,743
CHANGES IN 2007:
Issuance of preferred A-1 shares	—	—	19	—	7,977	—	—	7,996
Conversion of preferred A-1 shares	90		(90)	—	—	—	—	—
Conversion of preferred A shares	136	(136)	—	—	—	—	—	—
Issuance of share capital	393	—	—	—	205,801	—	—	206,194
Employee stock options exercised	6	—	—	—	1,659	(1,642)	—	23
Share-based compensation	—	—	—	—	—	15,716	—	15,716
Comprehensive loss for the year	—	—	—	—	—		(59,419)	(59,419)
BALANCE AT DECEMBER 31, 2007	625	—	—	—	307,658	23,926	(148,956)	183,253
CHANGES IN 2008:
Warrants reclassified from liabilities to equity	—			947	—	—	—	947
Share-based compensation	—			—	—	9,035	—	9,035
Comprehensive loss for the year	—			—	—	—	(114,849)	(114,849)
BALANCE AT DECEMBER 31, 2008	625			947	307,658	32,961	(263,805)	78,386
CHANGES IN 2009:
Exercise of warrants	*			*	3			3
Expiration of warrants	—			(947)	947			—
Employee stock options exercised	30				13,143	(13,057)		116
Employee stock options forfeited	—				340	(340)		—
Issuance of share capital and warrants	580			6,549	90,422			97,551
Share-based compensation	—			—	—	3,399	—	3,399
Comprehensive loss for the year	—			—	—	—	(61,518)	(61,518)
BALANCE AT DECEMBER 31, 2009	1,235			6,549	412,513	22,963	(325,323)	117,937

*	Represents an amount less than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

(Concluded) – 2

BioLineRx Ltd.

STATEMENTS OF CHANGES IN EQUITY

	Share capital			Warrants	Share premium	Capital reserve	Accumulated deficit	Total
	Ordinary shares	Preferred A shares	Preferred A-1 shares
	Convenience translation into USD in thousands (Note 1b)
BALANCE AT JANUARY 1, 2009	161			244	79,395	8,507	(68,080)	20,227
CHANGES IN 2009:
Exercise of warrants	*			*	1	—	—	1
Expiration of warrants	—			(244)	244	—	—	—
Employee stock options exercised	8			—	3,392	(3,370)	—	30
Employee stock options forfeited	—			—	88	(88)	—	—
Issuance of share capital and warrants	150			1,690	23,335	—	—	25,175
Share-based compensation	—			—	—	877	—	877
Comprehensive loss for the year	—			—	—	—	(15,876)	(15,876)
BALANCE AT DECEMBER 31, 2009	319			1,690	106,455	5,926	(83,956)	30,434

The accompanying notes are an integral part of the financial statements.

(cont.) – 1

BioLineRx Ltd.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,			Convenience translation into USD (Note 1b) 2009
	2007	2008	2009
	NIS in thousands			In thousands
CASH FLOWS – OPERATING ACTIVITIES
Comprehensive loss for the year	(59,419)	(114,849)	(61,518)	(15,876)
Adjustments required to reflect net cash used in operating activities (see appendix below)	1,150	21,080	(22,978)	(5,930)
Net cash used in operating activities	(58,269)	(93,769)	(84,496)	(21,806)
CASH FLOWS – INVESTING ACTIVITIES
Proceeds from sale of financial assets at fair value through profit or loss	—	27,851	30,837	7,958
Proceeds from sale of financial assets at fair value through profit or loss – restricted	—	—	3,767	972
Purchase of financial assets at fair value through profit or loss	—	(58,327)	—	—
Purchase of financial assets at fair value through profit or loss – restricted	—	(3,757)	—	—
Investment in restricted deposits	—	—	(3,147)	(812)
Withdrawal of restricted deposits	1,613	5,977	251	65
Purchase of property and equipment	(1,341)	(3,255)	(235)	(61)
Grants received in respect of property and equipment	325	28	—	—
Proceeds from sale of property and equipment	—	—	3	1
Purchase of intangible assets	(1,011)	(1,790)	(628)	(162)
Net cash provided by (used in) investing activities	(414)	(33,273)	30,848	7,961
CASH FLOWS – FINANCING ACTIVITIES
Shareholders’ loans convertible into shares	38,142	—	—	—
Issuance of share capital and warrants, net of issuance expenses	200,069	—	97,551	25,174
Proceeds from exercise of warrants	—	—	3	1
Issuance of preferred A-1 shares, net of issuance expenses	7,996	—	—	—
Proceeds from exercise of employee stock-options	23	—	116	30
Net cash provided by financing activities	246,230	—	97,670	25,205
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	187,547	(127,042)	44,022	11,360
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	6,498	193,798	60,379	15,581
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(247)	(6,377)	1,489	384
CASH AND CASH EQUIVALENTS – END OF YEAR	193,798	60,379	105,890	27,325

The accompanying notes are an integral part of the financial statements.

(Concluded) – 2

BioLineRx Ltd.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,			Convenience translation into USD (Note 1b) 2009
	2007	2008	2009
	NIS in thousands			In thousands
APPENDIX
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	1,077	1,676	1,754	453
Impairment of intangible assets	—	603	584	151
Retirement benefit obligations	(28)	—	(63)	(17)
Interest on a loan convertible into shares	145	—	—	—
Long-term prepaid expenses	(44)	(103)	(880)	(227)
Gain on adjusting warrants to fair value	(27,557)	(3,658)	—	—
Loss on sale of property and equipment	—	—	1	—
Exchange differences on cash and cash equivalents	247	6,377	(1,489)	(384)
Gain on fair value adjustments to financial assets at fair value through profit or loss	—	(273)	(98)	(25)
Share-based compensation	15,716	9,035	3,399	877
Interest and exchange differences on restricted deposits	554	156	(204)	(53)
	(9,890)	13,813	3,004	775
Changes in operating asset and liability items:
Increase in trade accounts receivable and other receivables	(679)	(9,812)	(29,877)	(7,710)
Increase in accounts payable and accruals	11,719	17,079	3,895	1,005
	11,040	7,267	(25,982)	(6,705)
	1,150	21,080	(22,978)	(5,930)
Supplementary information on investing and financing activities not involving cash flows:
Convertible loans converted into ordinary shares	38,287	—	—	—
Credit received in connection with purchase of intangible assets	—	238	245	63
Warrants reclassified from liabilities to equity	—	947	—	—
Supplementary information on interest received in cash	7,233	3,901	443	114

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 — GENERAL INFORMATION

a. General

BioLineRx Ltd. (the “Company”) was incorporated and commenced operations in April 2003.

Since incorporation, the Company has been engaged, both independently and through its consolidated entities (collectively, the “Group”), in the development of therapeutics, from early-stage development to advanced clinical trials, for a wide range of medical needs.

In December 2004, the Company formed a limited partnership, BioLine Innovations Jerusalem L.P. (the “Partnership”), which commenced operations on January 1, 2005. The Company holds a 99% interest in the Partnership, with the remaining 1% held by a wholly-owned subsidiary of the Company, BioLine Innovations Ltd. (the “Subsidiary”). The Partnership was established to operate an industrial research and development center in an incubator located in Jerusalem (the “Incubator”) under an agreement with the State of Israel. See Note 11a(1).

In February 2007, the Company listed its securities on the Tel Aviv Stock Exchange (“TASE”) — see Note 8.

In January 2008, the Company established a wholly-owned subsidiary, BioLineRx USA Inc., which serves as the Group’s business development arm in the United States.

The Company has been engaged in drug development since its incorporation. The Company has not yet generated profits from its activities and cannot determine with reasonable certainty if and when the Company will become profitable.

b. Convenience translation into US dollars (“dollars” or “USD”)

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of December 31, 2009 have been translated into dollars, at the representative rate of exchange on June 30, 2010 (USD 1 = NIS 3.875). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

c. Approval of consolidated financial statements

The consolidated financial statements of the Company for the year ended December 31, 2009 were approved by the Board of Directors of the Company on March 24, 2010, and signed on its behalf by the Chairman of the Board, the Company’s Chief Executive Officer and the Company’s Chief Financial and Operating Officer.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB.

The consolidated financial statements have been prepared on the basis of historical cost, subject to adjustment of financial assets and liabilities to their fair value through profit or loss and adjustment of assets and liabilities in connection with retirement benefit obligations.

The Company classifies its expenses on the statement of comprehensive loss based on the operating characteristics of such expenses. The Company’s annual operating cycle consists of a standard 12-month period.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Group’s accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4. Actual results may differ materially from estimates and assumptions used by the Group’s management.

b. Consolidation of the financial statements

Consolidated entities are all entities over which the Company has the power to govern the financial and operating policies, which generally involves holding of more than 50% of the shares or interests conferring voting rights of the applicable entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls an entity. Consolidated entities are fully consolidated from the date on which control of such entities is transferred to the Company and they are de-consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

c. Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in NIS, which is the Company’s functional currency and the Group’s presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of each transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement within the relevant line items to which the gains and losses are related.

d. Property and equipment

Property and equipment are stated at historical cost less depreciation and related grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the “OCS”). Historical cost includes expenditures that are directly attributable to the acquisition of the items. Assets are depreciated by the straight-line method over the estimated useful lives of the assets, provided that the Group’s management believes the residual values of the assets to be negligible, as follows:

%
Computers and communications equipment	20 – 33
Office furniture and equipment	6 – 15
Laboratory equipment	15 – 20

The assets’ residual values and useful lives are reviewed, and adjusted, if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

Grants received from the OCS are recognized in profit or loss over the life of a depreciable asset as a reduction in depreciation expense.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

e. Intangible assets

The Group applies the cost method of accounting in subsequent measurements of intangible assets. Under this method of accounting, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

Intellectual property

The Group recognizes in its financial statements intangible assets developed by the Group to the extent that the conditions stipulated in o. below are met. Intellectual property acquired by the Group is initially measured at cost. Intellectual property acquired by the Group, which is used in subsequent research and development for projects still under development, is not amortized and is tested annually for impairment. See f. below.

Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over the estimated useful lives of the software programs (3 – 5 years).

f. Impairment of non-financial assets

Intangible assets are tested annually for impairment, except for computer software that is amortized, as detailed in 2e above. In addition, impairment testing of intellectual property is required when the Group decides to terminate or suspend the development of a project based on such intellectual property. Property and equipment, as well as computer software, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized equal to the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the asset’s value in use to the Group.

g. Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which each financial asset was acquired. The Group’s management determines the classification of financial assets at initial recognition:

1)	Financial assets at fair value through profit or loss

A financial asset is classified in this category if management has designated it as such, because it is managed and its performance is evaluated on a fair-value basis in accordance with a documented risk management or investment strategy, and information about these assets is provided internally on that basis to the Group’s key management personnel. Assets in this category are classified as current assets if they are expected to be sold within one year from the balance sheet date.

2)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are included in current assets. The Group’s loans and receivables include “accounts receivable,” “cash and cash equivalents” and “restricted deposits” in the balance sheet. See Notes 2h, 2i and 2j.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

h. Cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

i. Restricted deposits

The Company has placed a lien on NIS and dollar deposits in banks to secure its liabilities to various parties. Those deposits are presented separately as current or non-current assets, depending on the timing of the restriction. See Note 11b(1).

j. Trade receivables

Trade receivable balances relate to amounts receivable from customers of the Group in respect of sub-licenses granted, or services that have been provided, during the normal course of business. If collection of these amounts is expected within one year or less, they are classified in current assets; otherwise, they are reflected in non-current assets.

Trade receivables are initially recognized at their fair value. Thereafter, they are measured at amortized cost, based on the effective interest method, less any allowance for doubtful accounts.

k. Warrants

Receipts in respect of warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. As part of the Company’s initial public offering on the TASE in February 2007, the Company issued Series 1 warrants with an exercise price linked to the Israeli Consumer Price Index (“CPI”). Accordingly, the exercise price was not deemed to be fixed and, as such, the Series 1 warrants did not qualify for equity classification. As long as the exercise price was linked to the CPI, the Series 1 warrants were classified as liabilities and carried at fair value, with changes in their fair value recognized in profit or loss. The issuance costs of the Series 1 warrants were also directly charged to profit or loss. Following amendment of the terms of the Series 1 warrants, whereby linkage of the exercise price to the CPI was cancelled, the warrants were classified in equity.

l. Share capital

Ordinary Shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction from the issuance proceeds.

m. Deferred taxes

Deferred taxes are recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.

As the Group is currently engaged solely in development activities and is not expected to generate taxable income in the foreseeable future, no deferred tax assets are included in the financial statements.

n. Revenue recognition

The Group recognizes revenue in accordance with International Accounting Standard (“IAS”) 18 —  “Revenue,” including guidance regarding arrangements with multiple deliverables. Pursuant to this guidance, the Group applies revenue recognition criteria to the separately identifiable components of a single transaction. The consideration from the arrangement is allocated among the separately identifiable components by reference to their fair value.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Revenues incurred in connection with the out-licensing of the Group’s patents and other intellectual property are recognized when all of the following criteria have been met as of the balance sheet date:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the patents and intellectual property.
•	The Group does not retain either the continuing managerial involvement to the degree usually associated with ownership or the effective control over the patent and intellectual property.
•	The amount of revenue can be measured reliably.
•	It is probable that the economic benefits associated with the transaction will flow to the Group.
•	The costs incurred or to be incurred in respect of the sale can be measured reliably.

Revenues in connection with rendering of services are recognized by reference to the stage of completion of the transaction as of the balance sheet date, if and when the outcome of the transaction can be estimated reliably.

Revenues from royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

o. Research and development expenses

Research expenses are charged to operations as incurred.

An intangible asset arising from development (or from the development phase of an internal project) is recognized if all of the following conditions are fulfilled:

•	technical feasibility exists for completing development of the intangible asset so that it will be available for use or sale.
•	it is management’s intention to complete development of the intangible asset for use or sale.
•	the Company has the ability to use or sell the intangible asset.
•	it is probable that the intangible asset will generate future economic benefits, including existence of a market for the output of the intangible asset or the intangible asset itself or, if the intangible asset is to be used internally, the usefulness of the intangible asset.
•	adequate technical, financial and other resources are available to complete development of the intangible asset, as well as the use or sale thereof.
•	the Company has the ability to reliably measure the expenditure attributable to the intangible asset during its development.

Other development costs that do not meet the foregoing conditions are charged to operations as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2009, the Group has not yet capitalized development expenses.

p. Government participation in research and development expenses

The Group receives participation in research and development expenses from the State of Israel through the OCS, both in the form of loans extended to the Incubator for research and development, as described in Note 11a(1), and in the form of grants, as described in Note 11a(2).

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Despite the formal difference between the two types of support from the OCS, there is no material financial difference between them. Each loan and grant qualifies as a “forgivable loan” in accordance with IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance,” since the loans and grants are repayable only if the Group generates revenues related to the project that is the subject of the loan or grant.

The Company recognizes each forgivable loan on a systematic basis at the same time the Company records, as an expense, the related development costs for which the grant/loan is received, provided that there is reasonable assurance that (a) the Company complies with the conditions attached to the grant/loan, and (b) the grant/loan will be received. The amount of the forgivable loan is recognized based on the participation rate approved by the OCS.

The Company accounts for each forgivable loan as a liability unless it is more likely than not that the Company will meet the terms of forgiveness, in which case the forgivable loan is accounted for as a government grant and carried to income as a reduction of research and development expenses.

Government grants received in respect of investments in property and equipment are presented as a reduction of the cost of such assets.

If forgivable loans are initially carried to income, as described above, and, in subsequent periods, it appears more likely than not that the project will be successful and that the loans will be repaid or royalties paid to the OCS, the Group recognizes a liability on the balance sheet, which is measured in accordance with the provisions of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets.” The liability is measured based on the Group’s best estimate of the amount required to settle the Group’s obligation at the end of each reporting period.

q. Employee benefits

1)	Pension and severance pay obligations

Israeli labor laws and the Group’s agreements require the Group to pay retirement benefits to employees terminated or leaving their employ in certain other circumstances. Most of the Group’s employees are covered by a defined contribution plan under Section 14 of the Israel Severance Pay Law.

The amount recorded as an employee benefit expense in respect of defined contribution plans for the years 2007, 2008 and 2009 was NIS 1,252,000, NIS 1,884,000 and NIS 1,887,000, respectively.

With respect to the remaining employees, the Company records a liability on its balance sheet for defined benefit plans that represents the present value of the defined benefit obligation as of balance sheet date, net of the fair value of plan assets, and adjustments for unrecognized actuarial gains or losses. The defined benefit obligation is computed annually by independent actuaries, using the corridor method. The present value of the defined benefit liability is determined by discounting the anticipated future cash outflows, using interest rates that are denominated in the currency in which the benefits will be payable.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged to income.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In such cases, the past-service costs are amortized on a straight-line basis over the vesting period.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

2)	Vacation days and recreation pay

Labor laws in Israel entitle every employee to vacation days and recreation pay, both of which are computed annually. The entitlement with respect to each employee is based on the employee’s length of service at the Company. The Group recognizes a liability and an expense in respect of vacation and recreation pay based on the individual entitlement of each employee.

3)	Share-based payments

The Group operates a number of equity-settled, share-based compensation plans, under which it receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

•	including any market performance conditions;
•	excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and the employee remaining with the entity over a specified time period); and
•	excluding the impact of any non-vesting conditions.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

When the options are exercised, the Company issues new shares. The proceeds received, net of any directly attributable transaction costs, are credited to share capital (at par value) and share premium when the options are exercised.

r. Loss per share

1)	Basic

The basic loss per share is calculated by dividing the loss attributable to the holders of Ordinary Shares by the weighted average number of outstanding Ordinary Shares during the year.

2)	Diluted

The diluted loss per share is calculated by adjusting the weighted average number of outstanding Ordinary Shares, assuming conversion of all dilutive potential shares. The Company’s dilutive potential shares consist of preferred shares, convertible loans, warrants and options granted to employees and service providers. The dilutive potential shares were not taken into account in computing loss per share, as their effect would not have been dilutive.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

s. Changes in accounting policy and disclosures

1)	New and amended standards adopted during 2009

The Group has adopted the following new and amended accounting standards as of January 1, 2009, which did not have a material effect on the financial statements of the Group:

a)	IFRS 7 “Financial instruments — Disclosures” (amendment), effective January 1, 2009. This amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements in accordance with a fair value measurement hierarchy.
b)	IAS 1 (revised) “Presentation of financial statements,” effective January 1, 2009. This revised standard establishes overall requirements for presentation of the financial statements, as well as guidelines for their structure and minimal requirements for their content. Among other things, the revised standard prohibits the presentation of items of income and expense (i.e., “non-owner changes in equity”) in the statement of changes in equity, requiring non-owner changes in equity to be presented separately from owner changes in equity in a statement of comprehensive income. As a result of the revised standard, the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive loss. Comparative information has been re-presented so that it also is in conformity with the revised standard.
c)	IFRS 2 (amendment), “Share-based payment,” effective January 1, 2009. This amendment deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. Such features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment in the financial statements. The Group adopted IFRS 2 (amendment) effective January 1, 2009. The amendment did not have a material impact on the Group’s financial statements for the periods reported herein.
d)	IAS 38 (amendment), “Intangible Assets,” effective January 1, 2009. The amendment is part of the IASB’s annual improvements project published in May 2008. The amendment stipulates that a prepayment may only be recognized in the event that payment has been made in advance of obtaining the right of access to goods or receipt of services.
e)	IAS 20 (amendment), “Accounting for Government Grants and Disclosure of Government Assistance,” effective January 1, 2009. This amendment requires that the benefit of a below-market-rate government loan be measured as the difference between the carrying amount of the loan upon initial recognition in accordance with IAS 39, “Financial Instruments: Recognition and Measurement,” and the proceeds received with the benefit accounted for in accordance with IAS 20.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

2)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after January 1, 2010 or later periods, but the Group has not early adopted them:

a)	IFRS 3 (revised), “Business combinations,” effective July 1, 2009. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs are to be expensed. The Group intends to apply IFRS 3 (revised) prospectively to all business combinations from January 1, 2010, and it is currently assessing the possible effects of applying the revised standard on its financial statements in future periods.
b)	IAS 27 (revised), “Consolidated and separate financial statements,” effective July 1, 2009. The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognized in profit or loss. The Group intends to apply IAS 27 (revised) prospectively to transactions with non-controlling interests from January 1, 2010.
c)	IAS 32 (amendment), “Classification of rights issues,” effective October 2009. For rights issues offered for a fixed amount of foreign currency, current practice appears to require such issues to be accounted for as derivative liabilities. The amendment states that if such rights are issued pro rata to all existing shareholders of an entity in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated. The amendment will be effective for annual periods beginning on or after February 1, 2010, with early application permissible. The Group intends to apply this amendment in its financial statements beginning on January 1, 2011.
d)	IFRIC 17 (amendment), “Distribution of non-cash assets to owners,” effective July 1, 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. The Group intends to apply IFRIC 17 from January 1, 2010.
e)	IFRS 5 (amendment), “Disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations,” effective January 1, 2010. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirements of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty). The Group intends to apply IFRS 5 (amendment) from January 1, 2010.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 — FINANCIAL RISK MANAGEMENT

According to estimates by the Group’s management, the Group’s exposure to credit risks as of December 31, 2009 is immaterial (see Note 3b). The activities of the Group expose it to market risks, particularly as a result of currency risks.

The Company’s finance department is responsible for carrying out risk management activities in accordance with policies approved by its Board of Directors. In this regard, the finance department identifies, defines and assesses financial risks in close cooperation with other Company departments. The Board of Directors provides written guidelines for overall risk management, as well as written policies dealing with specific areas, such as exchange rate risk, interest rate risk, credit risk, use of financial instruments, and investment of excess cash.

a. Market risks

1)	Concentration of currency risks

The Group’s activities are partly denominated in foreign currency, which exposes the Group to risks resulting from changes in exchange rates (primarily the dollar).

The effect of fluctuations in various exchange rates on the Group’s income and equity is as follows:

	December 31, 2009
	Income (loss)		Value on balance sheet	Income (loss)
Sensitive instrument	10% increase	5% increase		5% decrease	10% decrease
	NIS in thousands
Dollar-linked balances:
Cash and cash equivalents	3,367	1,684	33,674	(1,684)	(3,367)
Restricted deposits*	60	30	604	(30)	(60)
Trade receivables	3,775	1,888	37,750	(1,888)	(3,775)
Trade payables	(299)	(149)	(2,987)	149	299
Payable to licensors	(1,057)	(528)	(10,570)	528	1,057
Total dollar-linked balances	5,846	2,925	58,471	(2,925)	(5,846)
Euro-linked balances:
Cash and cash equivalents	155	77	1,550	(77)	(155)
Trade payables	(219)	(110)	(2,196)	110	219
	(64)	(33)	(646)	33	64
Cash and cash equivalents linked to pound sterling	40	20	399	(20)	(40)
Total	5,822	2,912	58,224	(2,912)	(5,822)

*	See also Note 11b(1).

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 — FINANCIAL RISK MANAGEMENT  – (continued)

The Company believes that the likelihood of a fluctuation in exchange rates of up to 10% in the coming period is reasonable.

	December 31, 2008
	Income (loss)		Value on balance sheet	Income (loss)
Sensitive instrument	10% increase	5% increase		5% decrease	10% decrease
	NIS in thousands
Dollar-linked balances:
Cash and cash equivalents	4,381	2,191	43,812	(2,191)	(4,381)
Restricted deposits*	60	30	604	(30)	(60)
Trade payables	(1,125)	(563)	(11,254)	563	1,125
Total dollar-linked balances	3,316	1,658	33,162	(1,658)	(3,316)
Euro-linked balances:
Cash and cash equivalents	498	249	4,982	(249)	(498)
Trade payables	(100)	(50)	(997)	50	100
	398	199	3,985	(199)	(398)
Trade payables linked to pound sterling	(64)	(32)	(647)	32	64
Total	3,650	1,825	36,500	(1,825)	(3,650)

*	See also Note 11b(1).

Set forth below is data regarding exchange rates and the CPI:

	Exchange rate of USD 1	Exchange rate of € 1	Exchange rate of £ 1	Israeli CPI*
	NIS	NIS	NIS	Points
As of December 31:
2008	3.802	5.298	5.548	117.95
2009	3.775	5.442	6.111	122.57
Percentage increase (decrease) in:
2008	(1.7)%	(6.4)%	(28.0)%	3.8%
2009	(0.7)%	2.7%	10.2%	3.9%

*	Based on the index for the month ending on each balance sheet date, on the basis of 2000 average = 100.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 — FINANCIAL RISK MANAGEMENT  – (continued)

Information on the linkage of monetary items:

	December 31, 2008			December 31, 2009
	Dollar	Other currencies	NIS	Dollar	Other currencies	NIS
	NIS in thousands
Assets:
Current assets:
Cash and cash equivalents	43,812	4,982	11,585	33,674	1,949	70,267
Financial assets at fair value through profit or loss	—	—	30,749	—	—	—
Financial assets at fair value through profit or loss – restricted	—	—	139	—	—	—
Trade receivables	—	—	—	37,750	—	—
Other receivables	—	—	5,709	—	—	2,313
Non-current assets:
Restricted deposits	604	—	—	604	—	3,100
Financial assets at fair value through profit or loss – restricted	—	—	3,618	—	—	—
Total assets	44,416	4,982	51,800	72,028	1,949	75,680
Liabilities:
Current liabilities:
Accounts payable and accruals:
Trade	11,254	1,644	18,447	2,987	2,221	1,244
OCS	—	—	—	—	—	14,005
Licensors	—	—	—	10,570	—	—
Other	—	—	5,983	—	—	10,203
Total liabilities	11,254	1,644	24,430	13,557	2,221	25,452
Net asset value	33,162	3,338	27,370	58,471	(272)	50,228
2)	Fair value of financial instruments

As of December 31, 2009, the financial instruments of the Group consist of non-derivative assets and liabilities (primarily working capital items and restricted deposits).

In view of their nature, the fair value of the financial instruments included in working capital is generally close or identical to their carrying amount. The fair value of the restricted cash in long-term deposits also approximates the carrying amount, as these financial instruments bear interest at a rate similar to the prevailing interest rate.

3)	Exposure to market risks and the management thereof

The trade receivable balance as of December 31, 2009 relates to the transaction with Ikaria, in respect of which, as described in Note 11a(7), there is a high probability of collection. The Company has also invested in deposits and short-term government bonds. Accordingly, in the opinion of the Company’s management, the market risks to which the Company is exposed are primarily related to the exposure to currency risks, as mentioned above. Additionally, the Company’s management does not consider the interest rate risk mentioned in paragraph 4 below to be material.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 — FINANCIAL RISK MANAGEMENT  – (continued)

4)	Interest rate risks

The Company’s management does not consider interest rate risk to be material as the Company holds deposits and short-term government bonds whose fair value and/or cash flows are not materially affected by changes in the interest rate.

If market interest rates had been 50 basis points higher (lower) at December 31, 2008, the Company’s net loss would have been NIS 36,000 lower (higher).

b. Credit risks

Credit risks are managed at the Group level. These risks relate to cash and cash equivalents, bank deposits and trade receivables.

The Group’s cash and cash equivalents at December 31, 2008 and 2009 were mainly deposited with major Israeli banks. In the Company’s opinion, the credit risk in respect of these balances is remote. In addition, as of December 31, 2008, all financial assets that were classified as financial assets at fair value through profit or loss were held in short-term government bonds.

The Group considers its maximum exposure to credit risk to be as follows:

	December 31,
	2008	2009
	NIS in thousands
Assets:
Cash and cash equivalents	60,739	105,890
Financial assets at fair value through profit or loss	30,749	—
Trade accounts receivable	—	37,750
Other receivables	5,709	2,313
Financial assets at fair value through profit or loss – restricted	3,757	—
Restricted deposits	604	3,704
Total	101,558	149,657

c. Liquidity risks

The Company’s management monitors rolling forecasts of the Group’s liquidity reserves on the basis of anticipated cash flows and maintains the liquidity balances at a level that is sufficient to meet its needs.

As mentioned in Note 1, the Company has not yet generated profits from its activities and cannot determine with reasonable certainty if and when the Company will become profitable. The Company’s management believes that the Company’s current cash balances will enable it to execute its operating plans until the second half of 2011. Accordingly, in the event that the Company does not continue to generate cash from its operating activities, the Company’s long-term operations in their current form are contingent on its raising additional capital during 2011.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 — FINANCIAL RISK MANAGEMENT  – (continued)

d. Financial instruments

As of December 31, 2009, the Group’s financial instruments consisted solely of loans and receivables.

As of December 31, 2008, the composition of financial instruments was as follows:

December 31, 2008

	Loans and receivables	Assets at fair value through profit or loss	Total
	NIS in thousands
Assets:
Cash and cash equivalents	60,739	—	60,739
Financial assets at fair value through profit or loss		30,749	30,749
Other receivables	5,748	—	5,748
Financial assets at fair value through profit or loss – restricted		3,757	3,757
Restricted deposits	604	—	604
Total	67,091	34,506	101,597

NOTE 4 — CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

As part of the financial reporting process, the Company’s management is required to make certain assumptions and estimates that may affect the value of the assets, liabilities, income, expenses and some of the disclosures included in the Company’s consolidated financial statements. By their very nature, such estimates are subjective and complex and consequently may differ from actual results.

The accounting estimates and assumptions that are used in the preparation of the financial statements are continually evaluated and are based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Described below are the critical accounting estimates that are used in the preparation of the financial statements, the formulation of which required the Company’s management to make assumptions as to circumstances and events that involve significant uncertainty. In using its judgment to determine the accounting estimates, the Company takes into consideration, as appropriate, the relevant facts, past experience, the effect of external factors and reasonable assumptions under the circumstances.

a. Development expenses

Development expenses are capitalized in accordance with the accounting policy described in Note 2o. The capitalization of costs is based on management’s judgment of technological and economic feasibility, which is usually achieved when a product development project reaches a predefined milestone, or when the Company enters into a transaction to sell the know-how that resulted from the development process. In determining the amount to be capitalized, management makes assumptions as to the future anticipated cash inflows from the assets, the discount rate and the anticipated period of future benefits. The Company’s management has concluded that, as of December 31, 2009, the foregoing conditions have not been met and therefore development expenses have not been capitalized for any project.

If management had assessed that the aforementioned conditions had been met, the capitalization of development costs would have reduced the Group’s loss.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 — CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS  – (continued)

b. Grants/loans from the OCS

In accordance with the accounting treatment prescribed in Note 2p, the Company’s management is required to evaluate whether there is reasonable assurance that the grant/loan received will be paid or repaid. Additionally, whenever the grant/loan is initially recognized as income, management is required to evaluate whether the payment of royalties/repayment of loans to the OCS is considered more likely than not.

See Notes 11a(1) and 11a(2) with regard to the expected amount repayable to the OCS as of December 31, 2009.

c. Revenue recognition

In accordance with the accounting treatment prescribed in Note 2n, the Company’s management is required to evaluate whether it is probable that the economic benefits related to the out-licensing agreement with Ikaria will flow to the Group and whether it is possible to reliably measure the amount of the revenues relating to the transaction.

In the opinion of management, as of December 31, 2009, receipt of payment in respect of the second milestone under the agreement (as described in Note 14) was considered probable, whereas receipt of additional economic benefits associated with the transaction was not considered probable. Accordingly, no revenues with respect to additional milestone payments were recorded in the 2009 financial statements.

NOTE 5 — CASH AND CASH EQUIVALENTS

	December 31,
	2008	2009
	NIS in thousands
Cash on hand and in bank	262	700
Short-term bank deposits	60,117	105,190
	60,739	105,890

Most of the Company’s available cash is held in short-term bank deposits.

The carrying amount of cash and cash equivalents is close or identical to their fair value, since they bear interest at rates similar to the prevailing market interest rates.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 — PROPERTY AND EQUIPMENT:

a.	The composition of property and equipment and the accumulated depreciation thereon, grouped by major classifications, and changes therein in 2008 and 2009 are as follows:

	Cost				Accumulated depreciation				Net book value December 31,
	Balance at beginning of year	Additions during year	Deletions during year	Balance at end of year	Balance at beginning of year	Additions during year	Deletions during year	Balance at end of year	2008	2007
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2008
Office furniture and equipment	446	250	—	696	76	35	—	111	585	370
Computers and communications equipment	1,137	314	—	1,451	705	292	—	997	454	432
Laboratory equipment, net*	1,654	1,346	—	3,000	459	374	—	833	2,167	1,195
Leasehold improvements	2,830	1,317	—	4,147	1,097	772	—	1,869	2,278	1,733
	6,067	3,227	—	9,294	2,337	1,473	—	3,810	5,484	3,730
* Item is net of OCS grants received – see b. below	(2,222)	(28)		(2,250)	(478)	(334)	—	(812)	(1,438)	(1,744)

	Cost				Accumulated depreciation				Net book value December 31,
	Balance at beginning of year	Additions during year	Deletions during year	Balance at end of year	Balance at beginning of year	Additions during year	Deletions during year	Balance at end of year	2009	2008
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2009
Office furniture and equipment	696	—	—	696	111	58	—	169	527	585
Computers and communications equipment	1,451	106	8	1,549	997	258	4	1,251	298	454
Laboratory equipment, net*	3,000	136	—	3,136	833	467	—	1,300	1,836	2,167
Leasehold improvements	4,147	—	—	4,147	1,869	764	—	2,633	1,514	2,278
	9,294	242	8	9,528	3,810	1,547	4	5,353	4,175	5,484
* Item is net of OCS grants received – see b. below	(2,250)	—	—	(2,250)	(812)	(338)	—	(1,150)	(1,100)	(1,438)

b.	As to the participation of the OCS in laboratory setup costs, see Note 11a(1)d.

NOTE 7 — INTANGIBLE ASSETS

	December 31,
	2008	2009
	NIS in thousands
Computer software:
Cost	721	760
Accumulated amortization	(337)	(544)
Net book value	384	216
Intellectual property:
Cost	3,424	3,577
Accumulated impairment	(603)	(751)
Net book value	2,821	2,826
Total net book value	3,205	3,042

During 2009, intellectual property dispositions with a total cost of NIS 436,000 were recorded to cost of revenues in respect of the BL-1040 project (see Note 14).

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 — EQUITY

a. Share capital

As of December 31, 2008 and 2009, share capital is composed of Ordinary Shares, as follows:

	Number of Ordinary Shares
	December 31,
	2008	2009
Authorized share capital	250,000,000	250,000,000
Issued share capital	62,504,883	123,497,029
Paid-up share capital	62,504,883	123,497,029

	In NIS
	December 31,
	2008	2009
Authorized share capital	2,500,000	2,500,000
Issued share capital	625,049	1,234,970
Paid-up share capital	625,049	1,234,970

b. Rights related to shares

1)	The Ordinary Shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation.
2)	See Note 8c(4) for details regarding the conversion of the preferred A-1 shares and the preferred A shares into ordinary shares, and their classification in equity.
3)	All of the abovementioned classes of shares had conferred upon their holders the right to one vote per share at the general meeting of shareholders, based on their conversion ratio into Ordinary Shares. As of December 31, 2008 and 2009, all outstanding shares of the Company are Ordinary Shares and no preferred A shares or preferred A-1 shares are outstanding.

c. Changes in the Company’s equity

1)	In December 2003, the Company entered into an agreement with its CEO pursuant to which the CEO received 956,522 restricted Ordinary Shares. In accordance with the agreement, the restricted shares were placed in trust and allotted to the CEO in tranches over a period of four years commencing in May 2003. The fair value these restricted shares on the date of grant amounted to approximately NIS 4,168,000.

In 2007, the vesting period ended for all of the abovementioned restricted shares and the CEO paid the par value of the vested shares (approximately NIS 10,000) which were then held in trust in his name.

2)	In December 2005, the Company entered into an agreement with its CEO pursuant to which the CEO received an additional 773,978 restricted Ordinary Shares. In accordance with the agreement, the restricted shares were placed in trust and allotted to the CEO in tranches over a period of four years commencing in May 2003. The fair value of the restricted shares on the date of grant amounted to approximately NIS 3,554,000, of which NIS 72,000 was recorded as an expense in 2007.

In December 2007, the vesting period ended for all of the abovementioned restricted shares, and the CEO paid the par value of the vested shares (approximately NIS 7,000), which were then held in trust in his name.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 — EQUITY  – (continued)

In January 2007, the Company entered into an agreement with its CEO pursuant to which the CEO received an additional 1,543,717 restricted Ordinary Shares. The shares were placed in trust and are being allotted to the CEO over a four-year period commencing in January 2007.

In July 2007, the Company entered into an agreement with the Company’s CEO pursuant to which the CEO received an additional 570,300 restricted Ordinary Shares, subject to the Company’s achievement of certain research and development related milestones. As of December 31, 2007, the milestones were achieved and the shares had been placed in trust and are being allotted to the CEO over a period of four years commencing in July 2007.

The fair value of the grants made in 2007 amounted to approximately NIS 12,597,000 of which NIS 6,527,000, NIS 3,651,000 and NIS 1,773,000 were recorded as an expense in 2007, 2008 and 2009, respectively.

3)	In January 2007, the Company entered into an agreement (the “Convertible Loan Agreement”) with Pan Atlantic Investment Limited (“Pan Atlantic”), an unrelated third-party investor, pursuant to which Pan Atlantic provided to the Company a USD 9,000,000 loan that was convertible into shares of the Company. In accordance with the agreement, and in connection with the Company’s initial public offering in Israel, the loan was converted into 6,716,418 Ordinary Shares and classified as an equity investment in the Company.
4)	In January 2007, the authorized share capital of the Company was increased to 100,000,000 shares of NIS 0.01 par value each, as follows: 66,350,000 Ordinary Shares, 13,650,000 preferred A shares, 10,000,000 preferred A-1 shares and 10,000,000 preferred B shares. In connection with the Company’s initial public offering in Israel (see (5) below), all outstanding preferred shares were converted into Ordinary Shares. Since that time, the authorized and issued share capital of the Company has been composed solely of Ordinary Shares.
5)	In February 2007, the Company conducted an initial public offering on the TASE of 28,690,000 Ordinary Shares and 14,345,000 Series 1 warrants. The net proceeds to the Company from the issuance amounted to approximately NIS 198,000,000.

Each Series 1 warrant was exercisable into one Ordinary Share at an exercise price of NIS 8.50 which, in accordance with the original terms of such warrants, was linked to the CPI (subject to adjustments). The warrants were exercisable over a period of two years from the date of their listing for trading. The consideration allocated to the warrants was approximately NIS 32,100,000, computed under the Black-Scholes model, which reflected their fair value as of the issuance date. Issuance costs related to the warrants of approximately NIS 2,100,000 were recorded as an expense. As of December 31, 2007, the warrants were marked to market on the Company’s balance sheet (at the market price on the TASE), with the change in fair value of the warrants recorded to income (see also Note 2k).

In July 2008, the exercise price of the warrants ceased to be linked to the CPI and, accordingly, the market value of the warrants at that time, amounting to NIS 947,000, was reclassified from current liabilities to equity.

In February 2009, 380 warrants were exercised for total consideration of NIS 3,000, and the remaining 14,344,620 warrants expired.

6)	In November 2007, the Company’s shareholders approved an increase in the Company’s authorized share capital to 250,000,000 shares, NIS 0.01 par value each.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 — EQUITY  – (continued)

7)	In July 2009, the Company issued 46,667,719 Ordinary Shares in a public rights offering. The total net proceeds from the offering amounted to NIS 51,800,000, after deducting NIS 900,000 of issuance costs. The rights offering included an embedded benefit of 25% to the Company’s shareholders (such embedded benefit being essentially a stock dividend for financial statement purposes).
8)	In December 2009, the Company issued 11,293,419 Ordinary shares and 7,528,946 Series 2 warrants in a public offering. Each warrant is exercisable into one Ordinary Share at an exercise price of NIS 6.08 (not linked). The warrants are exercisable for a period of two years from the date that they were registered for trading.

The total net proceeds from the offering amounted to NIS 45,700,000, after deducting NIS 1,400,000 in issuance costs. The issuance costs have been allocated between share premium and the warrants based on the relative market value (as indicated on the TASE) of the shares and warrants on the date of the offering.

d. Share-based payments

1)	In 2003, the Company’s Board of Directors approved a stock option plan for employees and consultants pursuant to which 1,328,500 Ordinary Shares were reserved for issuance upon the exercise of options. In 2005, the Company’s Board of Directors approved an expansion of the stock-option plan for employees and consultants, to allow the allotment of an additional up to 2,136,022 options exercisable into Ordinary Shares. In 2007, the Company’s Board of Directors approved a stock option plan for employees and consultants, pursuant to which up to 9,996,556 shares and options exercisable into Ordinary Shares were allotted to employees and consultants.

See Note 14 regarding a new option allocation to employees and consultants approved by the Company’s Board of Directors at the beginning of 2010.

2)	Employee stock options

As of December 31, 2009, the Company had granted its employees 6,610,478 options exercisable into Ordinary Shares. This amount includes 1,099,871 options that were forfeited and 3,461,581 options that were exercised. The weighted average exercise price of options granted prior to December 31, 2006 was USD 0.01. In 2007, the Company changed the exercise price of all options previously granted with an exercise price of USD 0.01, as well as some of the options granted in 2007 with an exercise price of USD 0.01, to an exercise price of NIS 0.039, based on the exchange rate of the dollar at the date of the change. Accordingly, this change in exercise price did not affect the fair value of the options on the date of such change. In 2008 and 2009, additional options were granted at exercise prices of 90% or 100% of the market price of the shares at the date of grant. The weighted average exercise price of the options granted in 2009 was NIS 2.31. The options vest over four years.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 — EQUITY  – (continued)

The following table contains additional information concerning options granted to employees under the existing stock-option plans:

	Year ended December 31,
	2007		2008		2009
	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)
Outstanding at beginning of year	2,611,500	0.04	5,071,486	1.02	5,509,986	1.16
Granted	3,124,748	1.58	491,500	2.98	198,330	2.31
Forfeited	(234,434)	0.46	(53,000)	4.25	(658,137)	2.61
Exercised*	(430,328)	0.04	—	—	(2,996,628)	0.04
Outstanding at end of year	5,071,486	1.02	5,509,986	1.16	2,053,551	2.44
Exercisable at end of year	1,914,106	0.21	2,972,124	0.67	689,946	2.92

*	The total consideration received from these exercises was NIS 16,000 and NIS 120,000 for 2007 and 2009, respectively. The weighted average exercise price was NIS 4.88 and NIS 2.42 for 2007 and 2009, respectively.

Set forth below is data regarding the range of exercise prices and weighted-average remaining contractual life (in years) for the options outstanding at the end of each of the years indicated.

As of December 31,	Number of options outstanding	Range of exercise prices (in NIS)	Weighted average remaining contractual life (in years)
2007	5,071,486	0.04 – 5.04	8.47
2008	5,509,986	0.04 – 5.04	7.45
2009	2,053,551	0.04 – 5.04	6.56

The Ordinary Shares allotted under these plans will confer the same rights as all other Ordinary Shares in the Company.

Employees of the Group have been granted options under Section 102 of the Israeli Income Tax Ordinance (the “Ordinance”). Non-employees of the Group (service providers, consultants, etc.), as well as controlling shareholders in the Company (as this term is defined in Section 32(9) of the Ordinance), have been granted options under Section 3(i) of the Ordinance.

The fair value of all options granted to employees prior to December 31, 2009 has been determined using the Black-Scholes option-pricing model. These values are based on the following assumptions as of the applicable grant dates:

	2007	2008	2009
Expected dividend yield	0%	0%	0%
Expected volatility*	67%	70%	64%
Risk-free interest rate	5%	5%	5%
Expected life of options (in years)	10	7	7

*	For 2007, the expected volatility was computed on the basis of similar companies operating in the same industry; whereas, in 2008 and 2009, the expected volatility was computed on the basis of specific Company market data, as well as the data of similar companies operating in the same industry.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 — EQUITY  – (continued)

3)	Stock options to consultants

From inception through December 31, 2006, the Company issued to consultants options for the purchase of 220,990 Ordinary Shares at an average exercise price of USD 0.01 per share. In 2007, the Company changed the exercise price to NIS 0.039 per share (see Note 8d(2) above). The options vest over four years.

In 2007, the Group issued options to consultants for the purchase of 144,242 Ordinary Shares at an average exercise price of NIS 0.73 per share. The options vest over four years.

The above options may be exercised for a period of 10 years.

The Company’s management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services (primarily in respect of clinical advisory services) is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The value of services recorded in 2008 and 2009 amounted to NIS 437,000 and NIS 640,000, respectively.

NOTE 9 — TAXES ON INCOME

a. Measurement of results for tax purposes in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”)

Pursuant to the Inflationary Adjustments Law, through the end of the 2007 tax year, results for tax purposes were measured in real terms, taking into account changes in the CPI. The Company and the Subsidiary had been taxed under this law.

According to the Income Tax (Inflationary Adjustments) Law (Amendment No. 20), 2008 (the “Amendment”), enacted in February 2008, the provisions of the Inflationary Adjustments Law no longer applied to the Company for the 2008 tax year and thereafter. The Amendment prescribes transitional provisions for the discontinued application of the Inflationary Adjustments Law, which applied to the Company until the end of the 2008 tax year.

The Partnership is not subject to tax under Israeli tax law; rather, each of the partners thereof (the Company and the Subsidiary) is liable for the tax applicable to the operations of the Partnership in proportion to their respective share in the Partnership’s results.

b. Tax rates

The income of the Company and the Subsidiary is taxed at the standard Israeli corporate tax rate. Israeli corporate tax rates for 2007 and thereafter are as follows: 2007 – 29%, 2008 – 27%, 2009 – 26%, 2010 – 25%, 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 20%, and 2016 and thereafter – 18%.

Capital gains (except “real” capital gains on the sale of marketable securities, which are taxed at the standard corporate tax rates) are taxed as follows: capital gains derived after January 1, 2003 are subject to a reduced tax rate of 25%, while capital gains derived until that date are taxed at the standard corporate tax rate.

c. Tax loss carryforwards

As of December 31, 2009, the tax loss carryforwards of the Company and the Subsidiary are approximately NIS 291,000,000 and NIS 1,000,000, respectively. These tax loss carryforwards have no expiration dates.

The Company has not created deferred tax assets in respect of these tax loss carryforwards. See Note 2m.

d. Tax assessments

The Company and its subsidiaries have not been assessed for tax purposes since their respective incorporation or formation.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 — TAXES ON INCOME  – (continued)

e. Theoretical taxes

As described in Note 2m, the Company has not recognized any deferred tax assets in the financial statements, since the Company does not expect to generate taxable income in the foreseeable future. The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Year ended December 31,
	2007		2008		2009
		NIS in thousands		NIS in thousands		NIS in thousands
Loss before taxes	29%	(59,419)	27%	(114,849)	26%	(61,518)
Theoretical tax expense (tax benefit)		(17,232)		(31,009)		(15,995)
Disallowed deductions (tax exempt income):
Gain on adjusting warrants to fair value		(7,992)		(988)		—
Share-based compensation		4,558		2,439		852
Other		88		52		51
Difference between the measurement basis of income reported for tax purposes and the measurement basis of income for financial reporting purposes (see Note 9a)		(584)		(2,491)		(10)
Increase in taxes for tax losses and timing differences incurred in the reporting year for which deferred taxes were not created		21,162		31,997		15,102
Taxes on income for the reported year		—		—		—

f. Deductible temporary differences

The amount of cumulative deductible temporary differences, other than unused tax loss carryforwards (as mentioned in c. above), for which deferred tax assets have not been recognized in the statement of financial position as of December 31, 2008 and 2009, were NIS 14,704,000 and NIS 12,958,000, respectively. These temporary differences have no expiration dates.

NOTE 10 — LOSS PER SHARE

a.	The following table contains the data used in the computation of the basic loss per share:

	Year ended December 31,
	2007	2008	2009
	NIS in thousands
Loss as reported in financial statements	(59,419)	(114,849)	(61,518)
Allocated to preferred A shares (see Note 8b)	(494)	—	—
Allocated to preferred A-1 shares (see Note 8b)	(257)	—	—
Loss attributed to ordinary shares	(60,170)	(114,849)	(61,518)
Number of shares used in calculation (in thousands)	69,301	78,131	96,693

NIS
Basic loss per ordinary share*	(0.88)	(1.44)	(0.63)

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 — LOSS PER SHARE  – (continued)

*	The loss per share and the number of shares for the years 2007 and 2008 have been retroactively adjusted in order to give retroactive effect to the benefit embedded in the rights offering, as detailed in Note 8c(7). The embedded benefit, which is the equivalent of a stock dividend, in such rights offering was 25%.

Diluted loss per share data is not presented in the financial statements, due to the antidilutive effect of the inclusion of potentially dilutive shares.

b.	The following table contains pro forma loss per share data reflecting the loss per share that would have resulted had the preferred shares been converted into Ordinary Shares at a conversion rate of one preferred share per one Ordinary Share upon their issuance. The pro forma data is designed to enable comparability between the periods in which the preferred shares were outstanding and the periods following their automatic conversion into Ordinary Shares:

	Year ended December 31,
	2007	2008	2009
	NIS in thousands
Loss reported in financial statements	(59,419)	(114,849)	(61,518)

	Number of shares in thousands
Number of Ordinary Shares	69,301	78,131	96,693
Number of preferred A shares	1,774	—	—
Number of preferred A-1 shares	926	—	—
Number of shares used in calculation	72,001	78,131	96,693

NIS
Pro forma basic loss per Ordinary Share*	(0.82)	(1.44)	(0.63)

*	The loss per share and the number of shares for the years 2007 and 2008 have been retroactively adjusted in order to give retroactive effect to the benefit embedded in the rights offering, as detailed in Note 8c(7). The embedded benefit in such rights offering was 25%.

NOTE 11 — COMMITMENTS AND CONTINGENT LIABILITIES

a. Commitments

1)	Agreement with the State of Israel for the operation of a biotechnology incubator

As part of the Incubator agreement between the Partnership and the State of Israel, represented by the OCS (see principal provisions below), the State of Israel has agreed to grant loans to the Partnership to partially finance projects approved by the OCS.

The loans bear interest in accordance with the Interest and Linkage Law, 1961 (as of December 31, 2008 and 2009 – 3.94% and 1.70%, respectively), and are repayable at the discretion of the Partnership (but subject to the conditions described below concerning the sale of project assets or the realization of income from the project), as follows:

•	In the three years of a project’s incubator stage, the loan is repayable, plus accrued interest.
•	In the subsequent two years, the loan is repayable under the same terms, provided that the Incubator undertakes to maintain the advancement of the project at a rate similar to that of the preceding years.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 11 — COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

•	In the three following years, the loan is repayable with the addition of a double interest charge, provided that the Incubator undertakes to continue advancing the project at a rate similar to that of the preceding years.

If the Incubator sells assets or generates income from a project (including any intellectual property related thereto), at least 25% of the income from such sale must be used to repay the project loan, up to the original amount of the loan with the addition of interest as described herein. The Partnership is required to repay the loan in full upon the sale of a project’s intellectual property or the grant of an exclusive license to use the project’s intellectual property. The total payments to the State of Israel from such income will not exceed the original amount of the applicable loan with the addition of interest and linkage to the CPI. In certain circumstances, if the intellectual property or manufacturing rights are transferred outside of Israel, the repayment amounts may be greater.

Pursuant to the Incubator agreement, the Incubator has undertaken to register a first-ranking pledge in favor of the OCS to cover the loans made to the Incubator. In accordance with the agreement, each pledge is specific to a loan for a specific project and includes a restriction on the transfer of, and/or licensing rights in, technologies that originate from the project, and on any equipment purchased for the use of the project. As of the date of these financial statements, the Group has signed and submitted the pledge registration documents to the OCS, but they have not yet been signed by the OCS, and thus the pledge has not yet been registered.

The proceeds from the sale or use of a project-related intellectual property serve as the exclusive source for repayment of OCS loans financing such projects, and the sole collateral for the repayment of project loans are pledges on project-related intellectual property and assets purchased with loan proceeds.

In 2007, 2008 and 2009, the Group received NIS 13,934,000, NIS 9,192,000 and NIS 6,453,000 from the OCS, of which NIS 631,000, NIS 2,210,000 and NIS 2,949,000, respectively, were related to discontinued projects. The Company has agreed with the OCS on a procedure for the discontinuation of projects by the Incubator and the action that should be taken to forgive or repay loans received in respect of such discontinued projects.

The biotechnological incubators program is an initiative of the OCS that is designed to strengthen and promote the Israeli biotechnology industry, as well as biotechnology projects. This program was launched in late 2001, following publication of Directive No. 8.4 of the Director-General of Israel’s Ministry of Industry, Trade and Labor (“Directive 8.4”). This directive implements the recommendations of the “Monitor” report, which reviewed ways to promote the Israeli biotechnology industry and recommended the establishment of for-profit incubators to support commercially viable projects by providing physical, organizational, professional, marketing and business infrastructure to promote research and development by early-stage biotechnology enterprises.

Directive 8.4 was amended in May 2004, to prescribe two tracks for operating biotech incubators (see (e) below). Immediately after the amendment of Directive 8.4, the OCS issued a call for proposals to establish and operate incubators. The Company, whose proposal was accepted by the OCS, entered into an agreement with the OCS, through the Partnership, for the operation of a designated biotechnology incubator. The principal provisions of the incubator agreement are as follows:

(a)	Period of the agreement

The incubator agreement has a six-year period. At the end of four years after the effectiveness of the Incubator agreement, the Group may request an extension for an additional three-year period (i.e., nine years in total).

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 11 — COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

(b)	Scope of Incubator operations

The Incubator is designed for the simultaneous operation of at least eight OCS-approved projects. The Group may operate additional projects within the Incubator’s facilities that are not funded by the State or under the incubator program, provided that the operation of such additional projects does not interfere with OCS-approved projects.

(c)	Summary of the Group’s obligations

Within the framework of the incubator agreement, the Group has agreed to operate a biotechnology-designated incubator, to identify projects suitable for OCS approval, to make adequate premises and physical infrastructure available for at least eight projects and to provide administrative, organizational, professional and business support to the projects in order to facilitate research and development of commercially viable biotechnology projects. Among other things, some minimum requirements have been set for Incubator staff in terms of skills and employment levels. In addition, the Group has agreed to maintain a central laboratory for the use of all projects, equip the laboratory in accordance with the specifications provided in Directive 8.4 and in the Group’s incubator proposal, and operate the Incubator using capable personnel. The Group is also required to make consulting and auditing services (accounting, legal, patent consulting, quality assurance, information science services, regulatory consulting and clinical trials) available to the projects at an acceptable scope and quality, from service providers approved by the OCS. The Group has undertaken to invest at least NIS 2,700,000 per year in the operation of the Incubator.

(d)	Summary of OCS obligations

The OCS has undertaken to finance 50% of the cost of the equipment required for setting up the central laboratory and to make available State loans to each of the projects approved by the OCS at the rates of 85%, 80% and 75% of the project’s approved budget in its first three years of operation, respectively, which are to be repaid to the State as described above. Each Incubator project is limited to a period of three years and a maximum budget of NIS 8,100,000, in respect of which the Group is responsible for obtaining the complementary financing (15% to 25%) for all three years, as described above.

In exchange for the services from the Incubator, the Group is entitled to receive participation by the OCS in operating expenses of up to 20% of the personnel costs associated with each project’s approved budget, and may not collect additional payments in respect of the basket of services required by the OCS. The participation limit also applies to the operating expenses of the central laboratory, but does not apply to the costs of consumable materials.

(e)	The different tracks

Directive 8.4 offers two tracks for the operation of an incubator. Under the first track, each project is incorporated as a separate and independent company in which the incubator receives shares (the separate companies will allocate at least 30% of their share capital to the holder of the license/knowhow, up to 5% of the share capital for incubator services, and the remaining shares will be allotted to the incubator and other investors in proportion to their investments in the independent company, including the incubator’s investments derived from State loans).

Under the second track, the projects are directly run within the incubator by the concessioner, with the holder of the license/know-how being entitled to a fixed amount for the use of his know-how as well as to royalties upon the sale of the knowhow and in respect of the sales of a final product developed under the project. An incubator operating under the second track is allowed to operate additional specific projects under the guidelines of the first track, subject to fulfillment of the provisions in the guidelines. The Group has elected to operate the Incubator under the second track.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 11 — COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

(f)	Primary restrictions imposed on the Group and the Incubator

The agreement stipulates certain restrictions regarding operation of the Incubator and the projects, including, among others: maximum ownership of 15% in the Incubator by university research institutions; a limitation of subcontracting to no more than 40% of the approved budget; ownership by the Group (or the project company under the first track) of the intellectual property created in the project; a prohibition on duplicate grants and participation or duplicity of projects; compliance with guidelines on investment of funds; restrictions on the terms of the licensing agreements with the holders of the know-how, which mainly involves securing the rights of the OCS; compliance with the Israel R&D Law (the Encouragement of Research and Development in Industry Law) in terms of keeping in Israel the intellectual property and manufacturing rights relating to OCS-funded projects.

(g)	Repayment of loans

Repayment of State loans is restricted to a project’s own resources out of the proceeds received from the sale or licensing of a project (at least 25% of the proceeds). The sale or licensing of the technology is subject to payment of the aforementioned royalties, up to the amount of the loans received from the State for such project.

The State is entitled to foreclose on the collateral related to a given project to secure repayment of the related loan at the end of eight years from the date of project approval, or even earlier, in the event of a breach of the incubator agreement by the Group, liquidation, and other events as set forth in the agreement.

(h)	Security

The Group has provided a bank guarantee to the OCS in the amount of NIS 8,100,000 (linked to the consumer price index (CPI)) to secure its liabilities under the incubator agreement. After two years from the initial date of the incubator agreement, the amount of the guarantee is reduced every year by half the amount of the Incubator’s reported approved expenses, subject to a minimum guarantee of NIS 1,500,000 (see Note 11b). Additionally, the rights in the various projects are pledged to the State to secure repayment of the loan out of project proceeds. With respect to incubators operating under the second track, a floating charge is placed on all intellectual property and all equipment purchased in connection with a project, including a restriction on the transfer or licensing of the technology created in the project. The collateral discussed in this paragraph may be forfeited even after the repayment period or upon breach of the incubator agreement.

(i)	To the best knowledge of the Company’s management, as of the date of approval of these financial statements, the Group is in compliance with its material obligations to the OCS under the incubator agreement.

With respect to the accounting treatment of State loans, see Note 2p.

2)	Obligation to pay royalties to the Government of Israel

The Company is required to pay royalties to the Government of Israel, computed on the basis of proceeds from the sale or license of products whose development was supported by Government grants.

This obligation relates solely to the Government’s financial participation in the development of products by the Company outside the framework of the Incubator operated by the Partnership.

In accordance with the terms of the financial participation, the Government is entitled to royalties on the sale or license of any product whose development was supported with Government participation. These royalties are 3% in the first three years from initial repayment, 4% of sales in the three subsequent years and 5% of sales in the seventh year until repayment of 100% of the grants (linked to the USD) received by the

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 11 — COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

Company plus annual interest at the LIBOR rate. As of December 31, 2009, the maximum amount of royalties payable by the Company is NIS 18,800,000.

The Group’s aggregate contingent liability to the OCS, both in respect of loans received in the framework of the biotechnology incubator (see paragraph (1) above), as well as the grants described herein, amounted to NIS 34,634,000 as of December 31, 2009.

3)	Licensing agreements

From time to time, the Group enters into in-licensing agreements with academic institutions, research institutions and companies in connection with development of certain technologies (the “licensors”).

The objective of each engagement with a licensor is to obtain rights for one or more drugs in the preliminary stages of development by the licensors, to continue joint development of the drugs by the Group and the licensors until advanced stages of development and, consequently, to manufacture, distribute and market the drugs or to out-license the development, manufacture and commercialization rights to third parties. Such post-development activities are carried out by either the Group and/or by companies or institutions to which the Group has entered into an out-license agreement, subject to certain restrictions stipulated in the various agreements.

The licenses that have been granted to the Group are broad and comprehensive, and generally include various provisions and usage rights, as follows: (i) territorial scope of the license (global); (ii) term of the license (unrestricted but not shorter than the life of the patent); and (iii) development of the therapeutic compound (allowing the Group to perform all development activities on its own, or by outsourcing under Group supervision, as well as out-licensing development under the license to other companies, subject to the provisions of the licensing agreements).

According to the provisions of the licensing agreements, the intellectual property rights in the development of any licensed technology remain with the licensor until the date the applicable license agreement is effective, while the rights in products and/or other deliverables developed by the Group after the license is granted belong to the Group. In cases where the licensor has a claim to an invention that was jointly developed with the Group, the licensor also co-owns the related intellectual property. In any event, the scope of the license also covers these rights.

In addition, the Group has generally undertaken in the licensing agreements to protect registered patents resulting from developments under the various licenses, to promote the registration of developments in cooperation with the licensor, and to bear responsibility for all related costs. Pursuant to the various agreements, the Group will work to register the various patents worldwide, and if the Group decides not to initiate or continue a patent registration proceeding in a given country, the Group is required to notify the applicable licensor to this effect and the licensor will be entitled to take action for registration of the patent in such country.

The consideration paid pursuant to the licensing agreements includes several components that are payable over the license period and that relate, inter alia, to the progress made in research and development activities, as well as commercial success, as follows: (a) one-time payment of up to USD 200,000 and/or periodic payments of up to USD 30,000 per year; (b) royalties on amounts the Group receives from an out-licensing transaction that range from 20% to 29.5% of net consideration; (c) payments through the early stages of development ( i.e. through the end of phase 2) of up to USD 150,000; (d) payments of up to USD 2,000,000 upon the achievement of milestones necessary for advancing to phase 3; (e) payments of up to USD 5,000,000 from the end of a successful phase 3 trial through approval of the therapeutic compound; and f) royalties on sales of the final product resulting from development under the license or including any component thereof, ranging between 3%-5% of the Group’s net sales of the product.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 11 — COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

The license agreement may be cancelled, generally upon the occurrence of one of the following events: (a) the Group’s failure to meet certain milestones stipulated in the applicable license agreement and appended timetables; (b) default, insolvency, receivership, liquidation, etc. of the Group that is not imposed and/or lifted within the timeframe stipulated in the license agreement; and (c) fundamental breach of the license agreement that is not corrected within the stipulated timeframe. In addition, some of the agreements may be cancelled with prior notice of 30 to 90 days, due to unsuccessful development or any other cause.

The Group has undertaken to indemnify the various licensors, their employees, officers, representatives or anyone acting on their behalf for any damage and/or expense that they may incur in connection with the Group’s use of a license granted to it, all in accordance with the terms stipulated in the applicable license agreements.

Some of the license agreements are accompanied by consulting, support and cooperation agreements, pursuant to which the Group is committed to pay the various licensers a fixed monthly amount, over the period stipulated in the agreement, for their assistance in the continued research and development under the license.

4)	Lease agreements

a) The Company has entered into an operating lease agreement with one of its shareholders, which was a related party of the Company on the date the agreement was signed, in connection with the lease of its premises. The agreement expires on December 15, 2010. The Group has an option to extend the lease agreement for three additional periods of 24 months each. The annual lease fees are linked to the dollar and amount to approximately NIS 800,000. As to bank deposits pledged to secure the Company’s liability under the lease agreement, see Note 11b(1).

b) The Company has entered into operating lease agreements in connection with a number of vehicles. The lease periods are generally for three years. The annual lease fees, linked to the dollar, are approximately NIS 1,820,000. To secure the terms of the lease agreements, the Group has made certain prepayments to the leasing company, representing approximately two months of lease payments. These amounts were recorded as prepaid expenses. See also Note 13b.

5)	Agreement for the performance of clinical trials

The Company has entered into an agreement with a related party for the use of that party’s facilities to conduct clinical trials for one of its projects. The usage fees are up to USD 50,000, conditioned on the achievement of milestones, as stipulated in the agreement.

6)	Early Development Program (“EDP”) agreement

On the signature date of the convertible loan agreement with Pan Atlantic, as described in Note 8c(3), the Company also entered into an agreement with Pan Atlantic for the funding of an early development program (the “EDP Agreement”). According to the EDP Agreement, Pan Atlantic undertook to provide grants for the promotion of drug-development projects in the preliminary stages of research in an aggregate amount of up to USD 5,000,000, in semi-annual “calls” of up to USD 625,000 each, through April 2011. In parallel, for every dollar of EDP project funding provided by Pan Atlantic, the Company committed to provide twenty cents of funding (i.e., a funding ratio of 5:1). Pan Atlantic undertakings under the EDP agreement are not subject to Pan Atlantic being a lender to, or a shareholder of, the Company.

In consideration for the EDP funding commitment, the Company granted to Pan Atlantic the right to participate in a future initial public offering of the Company outside of Israel, at the public offering price, in an amount of up to USD 5,000,000.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 11 — COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

During 2007, 2008 and 2009, Pan Atlantic provided funding to the Group of NIS 1,273,000, NIS 2,876,000 and NIS 4,881,000, respectively, under the EDP Agreement. The amounts recognized as a reduction of research and development expenses in 2007, 2008 and 2009 were NIS 298,000, NIS 2,525,000 and NIS 3,297,000, respectively.

b. Contingent liabilities

1)	Guarantees and liens

a) As part of the Group’s obligations under the Incubator agreement and to secure the Group’s liabilities to the OCS, the Company has provided a NIS 8,100,000 bank guarantee (linked to the CPI) in favor of Israel’s Ministry of Finance.

The guarantee is valid through March 2011. According to the Incubator agreement, after the two year anniversary of the initial date of the Incubator agreement, the amount of the guarantee will be reduced every year by half of the amount of the Incubator’s reported approved expenses. In October 2007 and May 2009, the OCS permitted the Group to reduce the amount of the guarantee to approximately NIS 3,400,000 and NIS 2,700,000, respectively. In no event will the amount of the guarantee fall below NIS 1,500,000 (linked to the CPI).

To secure the above guarantee, the Company has pledged to a bank a short-term deposit in the amount of NIS 3,100,000, which is presented under non-current assets.

b) To secure the Company’s liability to the lessor of its premises, the Company has pledged several dollar-denominated bank deposits in the amount of USD 159,000 (NIS 604,000), which are presented under non-current assets.

2)	Legal proceeding

The Company was one of several respondents in a lawsuit filed against a third party that had purchased from the Company the shares of an associated company. The third party has raised various contentions in the lawsuit with respect to the transaction.

Subsequent to the balance sheet date, this lawsuit was rejected by the Israeli Supreme Court.

NOTE 12 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a. Transactions with related parties

Expenses (income):

	Year ended December 31,
	2007	2008	2009
	NIS in thousands
Participation in EDP project funding(1)	(298)	(2,525)	(3,297)
Benefits to related parties:
Wages and related expenses to CEO	1,735	1,138	1,136
Benefit component in shares granted to CEO(2)	6,628	3,651	—
Compensation to directors and officers, including benefit component of option grants	17,792	11,635	7,623
Conducting of clinical trials(3)	106	111	39
Professional fees(4)	172	21	12

1)	This amount relates to a grant received from a related party of the Company, in accordance with the EDP Agreement, as detailed in Note 11a(6).

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 12 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES  – (continued)

2)	As to shares granted to the CEO, see Notes 8c(1) and 8c(2).
3)	As to the agreement signed with a related party to conduct clinical trials, see Note 11a(5).
4)	Represents fees paid in connection with membership in the Company’s Scientific Advisory Board.

b. Balances with related parties

	December 31,
	2008	2009
	NIS in thousands
Presented in accounts payable and accruals:
Grants on account of project development financing not yet recognized in income	1,326	2,896
Accounts payable and accruals – other(1)	8	—

1)	As to an engagement with a related party to conduct clinical trials, see Note 11a(5).

NOTE 13 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a. Other receivables

	December 31,
	2008	2009
	NIS in thousands
Institutions	959	1,991
Grants receivable from the OCS	4,750	322
Other	39	—
	5,748	2,313

b. Long-term prepaid expenses

The prepaid expenses relate to operating lease agreements in respect of the vehicles used by the Group, as well as materials utilized by the Company to produce the BL-1040 compound.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 13 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION  – (continued)

c. Accounts payable and accruals

	December 31,
	2008	2009
	NIS in thousands
1) Trade:
Accounts payable:
In Israel	1,434	1,224
Overseas	12,898	5,208
Checks payable	17,013	20
	31,345	6,452
2) Other:
Payroll and related expenses	1,522	1,318
Accrual for vacation and recreation pay	1,263	881
Accrued expenses	1,847	4,924
Grants on account of EDP project development financing not yet recognized in income	1,326	2,896
Other	25	184
	5,983	10,203

The carrying amount of accounts payable and accruals is close or identical to their fair value, as the effect of discounting is not material.

d. Cost of revenues

	Year ended December 31,
	2007	2008	2009
	NIS in thousands
Payments to licensors*	—	—	17,817
Payment to the OCS*	—	—	4,369
Intellectual property dispositions	—	—	436
	—	—	22,622

*	See Note 14

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 13 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION  – (continued)

e. Research and development expenses — net

	Year ended December 31,
	2007	2008	2009
	NIS in thousands
Payroll and related expenses, including vehicles	22,951	21,161	16,384
Depreciation and amortization	1,012	2,180	1,781
Patent related expenses	2,595	3,841	2,907
Research and development services	56,403	95,665	66,534
Professional fees	1,192	594	1,113
Materials	1,786	1,693	247
Overseas travel	1,272	2,231	471
Office supplies and telephone	2,248	2,699	2,661
Payments to the OCS (see Note 11a(7))	—	—	8,739
Other	849	1,691	187
	90,308	131,755	101,025
Less – OCS participations in research and development costs – see also Notes 11a(1) and (2)	(14,147)	(23,074)	(7,426)
Less – participations in research and development costs by a related party – see Note 12a	(298)	(2,525)	(3,297)
	75,863	106,156	90,302

f. Sales and marketing expenses

	Year ended December 31,
	2007	2008	2009
	NIS in thousands
Payroll and related expenses	—	—	1,396
Marketing	—	—	1,400
Overseas travel	—	—	289
	—	—	3,085

g. General and administrative expenses

	Year ended December 31,
	2007	2008	2009
	NIS in thousands
Payroll and related expenses, including vehicles	8,500	7,863	6,792
Professional fees	4,289	3,707	2,499
Office supplies and telephone	114	170	121
Office maintenance	50	100	117
Depreciation	64	99	121
Other	594	1,144	1,532
	13,611	13,083	11,182

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 13 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION  – (continued)

h. Finance income

	Year ended December 31,
	2007	2008	2009
	NIS in thousands
Gain on change in fair value of financial assets at fair value through profit or loss	—	273	98
Income from interest and exchange differences on deposits	7,875	12,728	3,830
	7,875	13,001	3,928

i. Finance expenses

	Year ended December 31,
	2007	2008	2009
	NIS in thousands
Warrant issuance expenses	2,067	—	—
Exchange differences	3,184	12,172	2,064
Bank commissions	126	97	100
	5,377	12,269	2,164

NOTE 14 — IKARIA AGREEMENT

During the third quarter of 2009, the Company entered into an out-licensing agreement with Ikaria, pursuant to which the Company granted Ikaria an exclusive, worldwide license to develop, manufacture and commercialize BL-1040 — a compound for the treatment of patients that have suffered an acute myocardial infarction (“AMI”). The agreement was signed in July 2009 and the transaction closed in September 2009, following receipt by the Company of OCS approval for the transaction, and transfer by the Company to Ikaria of all deliverables as stipulated under the agreement.

In accordance with the agreement, Ikaria is obligated to use commercially reasonable efforts to complete clinical development of and to commercialize BL-1040, and will bear all subsequent costs involved in the continued development of the product, the conduct and funding of its commercialization, and the prosecution and maintenance of patents.

Prior to execution of the agreement, the Company commenced a pilot phase 1/2 study designed to assess the safety and preliminary efficacy of BL-1040, and completed recruitment and treatment of the patients under the study. See Note 14 with regard to the final results of the study, which were received subsequent to the balance sheet date. According to the agreement, the Company is required to bear the costs related to completion of the present stage of the phase 1/2 study. The Company does not deem these costs, related to follow up and documentation of results, as material.

Total payments to the Company under the agreement (not including royalties) are up to USD 282,500,000, subject to the achievement of certain milestones. Upon the closing of the agreement, the Company became entitled to the first payment in the amount of USD 7,000,000, which was received in October 2009. As of December 31, 2009, the Company’s management believed that receipt of the next milestone payment of USD 10,000,000 was probable. This assessment was made because, as of that date, all 27 patients participating in the phase 1/2 clinical trial had been treated. In addition, to complete the trial endpoint, all patients had to experience a six-month period post-treatment with no adverse safety event (such as a heart attack or death). As of December 31, 2009, 25 out of the 27 patients had completed the full six-month post-treatment period with no adverse event and the two remaining patients had only two weeks left in their post-treatment period. The likelihood at December 31, 2009 of a severe adverse event in respect of the

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 14 — IKARIA AGREEMENT  – (continued)

last patients was considered extremely remote. Based on the foregoing, the results of the clinical trial were known as of December 31, 2009 and the Company therefore determined that the payment was probable.

Approximately 50% of the remaining payments are subject to certain development and regulatory milestones and the rest are subject to commercialization milestones. The first two milestone payments were recognized as revenues in 2009, and future milestone payments will be recognized as revenues if and when their receipt will become probable and their amount can be reliably measured. In connection with the first milestone payment made under the agreement, the Company undertook to indemnify Ikaria for any obligations it may have had to withhold taxes on such payment.

The Company is also entitled to royalties on the net sales of any product developed under the agreement, ranging from 11% to 15%, depending on annual net sales levels.

The Company has the option to manufacture at least 20% of BL-1040 products, pursuant to the terms of a supply agreement to be negotiated in good faith between the parties.

The out-licensing agreement with Ikaria terminates on the date that the last patent rights in respect of BL-1040 are still valid (through at least 2024).

The Group is required to pay to the licensors of the BL-1040 compound 28% of all consideration received under the agreement. This expense is recorded in the statement of comprehensive loss as cost of revenues. Additionally, the Group is obligated to repay the grants and loans received from the OCS regarding the BL-1040 project, in accordance with the Israeli R&D Law and as agreed with the OCS. This expense, up to the amount of funding received from the OCS, has been recorded in the statement of comprehensive loss in research and development expenses, with the balance recorded in cost of revenues. Although the Group has made its best estimate of the total liability to the OCS in respect of the BL-1040 project, the exact amount and timing of payments due to the OCS have not been finally determined and the amount accrued may therefore be subject to change. Once the OCS and the Group have reached agreement regarding final amount payable (including loans/grants received, interest and amounts due for transferring the research and development outside of Israel), the Company will no longer have any repayment obligation to the OCS associated with BL-1040.

As of December 31, 2009, the liabilities to the licensor and the OCS in connection with BL-1040 are presented on the balance sheet in current liabilities, and the intangible asset related to the project was written off and is reflected in cost of revenues for 2009.

NOTE 15 — EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

a. In January 2010, the Company granted a total of 752,100 options to certain employees, exercisable into Ordinary Shares at exercise prices of NIS 4.83 and NIS 5.02 per share. The options vest over a four-year period and are exercisable for a period of seven years from the date of grant.

b. In February and March 2010, the Company granted a total of 4,020,300 options to all Company employees (other than the Company’s CEO) and to members of the Company’s Scientific Advisory Board, exercisable into Ordinary Shares at an exercise price of NIS 4.034 per share. The options vest over a four-year period and are exercisable for a period of five years from the date of grant.

c. In March 2010, the Company’s Board of Directors approved the allocation of 400,000 options to the Company’s two external directors, exercisable into Ordinary Shares at an exercise price of NIS 4.348 per share. The allocation is subject to approval by shareholders. The options vest over a three-year period and are exercisable for a period of five years from the date of grant.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 15 — EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE  – (continued)

d. In February 2010, the final assessment of the Independent Safety Monitoring Board (“ISMB”) was received in respect of the BL-1040 pilot phase 1/2 study (designed to assess the safety and preliminary efficacy of BL-1040). The ISMB’s conclusions, relating to the 27 patients who participated in the study and completed a six-month follow-up period, indicated that the treatment is safe and that it would be appropriate to continue clinical development of the device. These positive conclusions of the ISMB constitute successful fulfillment of the second milestone under the Company’s out-licensing agreement with Ikaria, thus triggering the payment of USD 10,000,000 as set forth in the agreement. The payment is expected to be received in April 2010. The Company is obligated to pay approximately USD 2,800,000 of the amount received to the original licensors of the compound.

NOTE 16 — INFORMATION REGARDING INVESTMENTS IN CONSOLIDATED ENTITIES

Set forth below are details regarding the consolidated entities of the Group:

December 31, 2009
Name of consolidated entity and country of registration	Company’s rights in the consolidated entity	Total investment in consolidated entity	Stock exchange information	Dividends received or receivable
BioLine Innovations Jerusalem Limited Partnership; registered in Israel	1) Equity rights: 99% 2) Voting rights: 99% 3) Loans to entity: outstanding loan balance of NIS 11,892,000 as of December 31, 2009, with annual interest at 4%, not linked to the CPI	NIS 14,115,000	Private	No dividends have been declared since inception
BioLine Innovations Jerusalem Ltd.; registered in Israel	1) Equity rights: 100% 2) Voting rights: 100%	—	Private	No dividends have been declared since inception
BioLineRx USA, Inc.; registered in the United States	1) Equity rights: 100% 2) Voting rights: 100%	—	Private	No dividends have been declared since inception

________ __, 2010

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association. Our Articles of Association contain such a provision. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the Board of Directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or a criteria determined by the Board of Directors as reasonable under the circumstances, and such undertaking must detail the abovementioned events and amount or criteria.

In addition, a company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

An Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer:

•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of an office holder;
•	a breach of duty of loyalty to the company, provided the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; and
•	financial liabilities imposed on the office holder for the benefit of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•	an act or omission committed with intent to derive illegal personal benefit; or
•	a fine levied against the office holder.

Under the Israeli Companies Law, indemnification and insurance of office holders must be approved by our audit committee and our Board of Directors and, in respect of our directors, by our shareholders. Our directors and officers are currently covered by a directors and officers’ liability insurance policy with respect to specified claims. To date, no claims for liability have been filed under this policy. In addition, we have entered into indemnification agreements with each of our directors and officers and the directors and officers of our subsidiaries providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our, or our subsidiaries’, directors and officers. This indemnification is limited both in terms of amount and coverage. In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Ordinary Shares

During the second half of 2007, we issued an aggregate of 252,118 ordinary shares pursuant to the exercise by our employees and consultants of outstanding options to purchase ordinary shares. The total aggregate consideration for such issuances was approximately NIS 10,200, or $2,483 (based on an exchange rate of $1.00 to NIS 4.1081, the average rate reported by the Bank of Israel for 2007).

During 2009, we issued an aggregate of 3,032,008 ordinary shares in connection with the exercise of warrants and stock options. Total aggregate consideration received in consideration for these issuances was approximately NIS 123,000, or $31,277 (based on an exchange rate of $1.00 to NIS 3.9326, the average rate reported by the Bank of Israel for 2009).

During 2010 through the date of this prospectus, we issued an aggregate of 20,141 ordinary shares in connection with the exercise of stock options. Total aggregate consideration received in consideration for these issuances was approximately NIS 864, or $223 (based on the exchange rate reported by the Bank of Israel for June 30, 2010).

No underwriters were involved in the foregoing sales of ordinary shares. All of the securities referred to above were sold pursuant to an exemption from registration under Regulation S of the Securities Act relative to sales of securities outside of the United States and/or under Section 4(2) of the Securities Act as not involving a public offering, to the extent an exemption from such registration was required.

Public Offering of Ordinary Shares in Israel

Shelf registration

On May 3, 2009, we filed a shelf prospectus with the TASE and Israeli Securities Authority. The shelf prospectus allows us, for a period of two years, the possibility to issue the securities described in the prospectus to the public in Israel by means of shelf offering reports, without being required to publish a full prospectus. Following their issuance, such securities will be registered for trade on the TASE with no lock-up period. As permitted under applicable Israeli law, our shelf prospectus did not contain a NIS or dollar limitation on the aggregate amount of the securities to be offered thereunder. The shelf prospectus registered different classes of securities, including ordinary shares, up to three series of ordinary debentures, up to three series of debentures convertible into ordinary shares, up to three series of warrants exercisable into shares and up to three series of warrants exercisable into debentures.

Rights offering

On July 2, 2009, we issued 46,666,719 shares in a rights offering to our shareholders by means of a shelf offering report, published on June 10, 2009, under the shelf prospectus of May 3, 2009. The per share price at the issuance was NIS 1.13 per share, or approximately $0.29 (based on the exchange rate reported by the Bank of Israel for that date). The issuance was not underwritten, although Clal Finance Underwriting Ltd. provided marketing and distribution services in connection with the offering. The offering received a 99% response rate. The aggregate gross proceeds raised in the rights offering was approximately NIS 52.7 million, or approximately $13.7 million (based on the exchange rate reported by the Bank of Israel for that date). The marketing and distribution services paid to Clal Finance Underwriting Ltd. in connection with this offering were approximately $140,000 (NIS 570,000) (based on the exchange rate reported by the Bank of Israel for that date).

Follow-On Offering in Israel

On December 29, 2009, we issued 11,293,419 of our ordinary shares, and Series 2 Warrants exercisable for 7,528,946 of our ordinary shares, in a follow-on public offering in Israel, or the Israeli Follow-On Offering, on the TASE. The per share offering price of the Israeli Follow-On Offering was NIS 4.167, or approximately $1.10 (based on the exchange rate reported by the Bank of Israel for that date), and the ordinary shares were offered in units consisting of three ordinary shares and two Series 2 Warrants, which were offered for no further consideration. The ordinary shares and the Series 2 Warrants are both listed for trading on the TASE and the Series 2 Warrants trade separately from the ordinary shares. The exercise price of the Series 2 Warrants is NIS 6.08, or approximately $1.60 (based on the exchange rate reported by the Bank of Israel for that date), per share and the warrants are exercisable until December 29, 2011. The offering was not underwritten. Clal Finance Underwriting Ltd. provided marketing and distribution services in connection with the offering as our agent. The offering received a 207% response rate. The aggregate gross proceeds raised were approximately NIS 47.1 million, or approximately $12.4 million (based on the exchange rate reported by the Bank of Israel for that date). The fee paid to Clal Finance Underwriting Ltd., or Clal, for its marketing and distribution services was approximately NIS 1.2 million, or $310,000 (based on the exchange rate reported by the Bank of Israel for that date). In addition, Clal is entitled to a commission equal to 1% of the total consideration we receive from exercises of Series 2 Warrants payable on a quarterly basis.

Item 8. Exhibits and Financial Statement Schedules

(a) Financial Statement Schedules

All schedules have been omitted because either they are not required, are not applicable or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1)	To provide the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(2)	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(3)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jerusalem, State of Israel on this 24th day of September, 2010.

BIOLINERX, LTD.
By: /s/ Kinneret Savitsky Kinneret Savitsky, Ph.D. Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTED, that each director and officer of BIOLINERX, LTD. whose signature appears below hereby appoints Kinneret Savitsky, Ph.D. and Philip Serlin, and each of them severally, acting alone and without the other, his/her true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ Kinneret Savitsky Kinneret Savitsky, Ph.D.	Chief Executive Officer, Director (principal executive officer)	September 24, 2010
/s/ Philip Serlin Philip Serlin	Chief Financial Officer and Chief Operating Officer (principal financial officer and principal accounting officer)	September 24, 2010
/s/ Aharon Schwartz Aharon Schwartz, Ph.D.	Chairman of the Board	September 24, 2010
/s/ Raphael Hofstein Raphael Hofstein, Ph.D.	Director	September 24, 2010
/s/ Yakov Friedman Yakov Friedman	Director	September 24, 2010
/s/ Avraham Molcho Avraham Molcho, M.D.	Director	September 24, 2010
/s/ Nurit Benjamini Nurit Benjamini	Director	September 24, 2010
/s/ Michael J. Anghel Michael J. Anghel, Ph.D.	Director	September 24, 2010
/s/ Nir Gamliel Nir Gamliel	Authorized United States Representative	September 24, 2010

EXHIBIT INDEX

1.1	Form of Underwriting Agreement.*
3.1	Articles of Association of the Registrant.
4.1	Specimen ordinary share certificate.*
4.2	Registration Rights Agreement by and among Star Group, Yehuda Zisapel, Jerusalem Development Authority, the Company, Teva Pharmaceutical Industries Ltd., the Pitango Group, the Giza Group, and Hadasit Medical Research Services and Development Ltd. dated January 25, 2007.
5.1	Opinion of Yigal Arnon and Co., Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent).*
10.1	Employment Agreement with Morris C. Laster, M.D., dated May 1, 2003.
10.2	Employment Agreement with Moshe Phillip, M.D., dated January 28, 2004.
10.3	Employment Agreement with Kinneret Savitsky, Ph.D., dated October 13, 2004.
10.4	Employment Agreement with Nir Gamliel, dated January 2, 2007.
10.5	Employment Agreement with Philip Serlin, dated May 24, 2009.
10.6†	License Agreement entered into as of January 10, 2005, by and between BioLine Innovations Jerusalem L.P. and B.G. Negev Technologies and Applications Ltd.
10.7	Assignment Agreement dated as of January 1, 2009 entered into by and between BioLine Innovations Jerusalem L.P. and BioLineRx Ltd.
10.8†	Research and License Agreement entered into as of April 15, 2004 by and among BioLineRx Ltd., Bar Ilan Research and Development Company Ltd., and Ramot and Tel Aviv University.
10.9	First Amendment, dated as of June 2004, of Research and License Agreement, dated April 15, 2004, by and among the Registrant, Ramot at Tel Aviv University Ltd. and Bar Ilan Research and Development Company Ltd.
10.10	Amendment Agreement dated as of December 20, 2005 entered into by and between the Registrant, Bar Ilan Research and Development Company Ltd. and Ramot at Tel Aviv University Ltd.
10.11	Amendment Agreement dated as of March 7, 2006, entered into by and between the Registrant, Bar Ilan Research and Development Company Ltd. and Ramot at Tel Aviv University Ltd.
10.12†	Assignment Agreement dated as of July 2, 2006 entered into by and between BioLineRx Ltd., Bar Ilan Research and Development Company Ltd., and Ramot and Tel Aviv University.
10.13	Incubator agreement with the Office of the Chief Scientist, January 2005.
10.14	Bridge Loan Agreement with Pan Atlantic Investments Limited dated January 10, 2007.
10.15	Early Development Program Agreement with Pan Atlantic Investments Limited, dated January 10, 2007.
10.16†	License Agreement between Innovative Pharmaceutical Concepts, Inc. and BioLineRx Ltd. dated November 25, 2007.
10.17†	Amended and Restated License and Commercialization Agreement by and among Ikaria Development Subsidiary One LLC and BioLineRx Ltd. and BioLine Innovations Jerusalem L.P. dated August 26, 2009.
10.18	BioLineRx Ltd. 2003 Share Option Plan.
10.19	Lease Agreement between Kaps-Pharma Ltd. and BioLine Innovations Jerusalem L.P., dated July 10, 2005.
10.20	Extension to lease Agreement between Kaps-Pharma Ltd. and BioLine Innovations Jerusalem L.P., dated December 4, 2008.
10.21	Amendment to Employment Agreement with Kinneret Savitsky, Ph.D., dated January 2, 2010.

10.22	Employment Agreement with Leah Klapper, Ph.D., dated January 27, 2005.
10.23†	Amended and Restated License Agreement entered into on June 20, 2010 between Cypress Bioscience, Inc. and BioLineRx Ltd.*
10.24†	Payment Date Extension Amendment by and among Ikaria Development Subsidiary One LLC and BioLineRx Ltd. and BioLine Innovations Jerusalem L.P., dated April 21, 2010.
10.25	Amendment to the Amended and Restated license and Commercialization Agreement by and among Ikaria Development Subsidiary One LLC and BioLineRx Ltd. and BioLine Innovations Jerusalem L.P., dated April 21, 2010.
21.1	List of subsidiaries of the Registrant.
23.1	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant.
23.2	Consent of Opinion of Yigal Arnon and Co., Israeli counsel to the Registrant (included in Exhibit 5.1).*
24.1	Powers of Attorney (included in signature page to Registration Statement).

*	To be filed by amendment.
†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.